     As filed with the Securities and Exchange Commission on March 5, 1999.

                                                         Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ---------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                           CENTENNIAL CELLULAR CORP.
                     CENTENNIAL CELLULAR OPERATING CO. LLC
             (Exact Name of Registrant as Specified in Its Charter)

         Delaware                    4841                    06-1158179
         Delaware                    4841                    13-4035089
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
     Incorporation or        Classification Code
      Organization)                Number)
                                ---------------
                              1305 Campus Parkway
                           Neptune, New Jersey 07753
                                 (732) 919-1000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrants' Principal Executive Offices)
                                ---------------
                                Michael J. Small
                            Chief Executive Officer
                           Centennial Cellular Corp.
                              1305 Campus Parkway
                           Neptune, New Jersey 07753
                                 (732) 919-1000
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)
                                ---------------
                                with a copy to:

                            Karen C. Wiedemann, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111
                                 (212) 841-5700
                                ---------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                       ---------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
            ---------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
      Title Of Each                    Proposed Maximum  Proposed Maximum
 Class Of Securities To   Amount To Be     Offering          Aggregate        Amount Of
      Be Registered        Registered  Price Per Note(1) Offering Price(1) Registration Fee
-------------------------------------------------------------------------------------------
 10 3/4% Senior
  Subordinated Notes due
  2008, Series B.......   $370,000,000        100%         $370,000,000        $102,860
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.

     The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MARCH 5, 1999

PROSPECTUS

                         Centennial Cellular Corp. and
                     Centennial Cellular Operating Co. LLC,

                                  the Issuers,
                            Offer to Exchange Their
             10 3/4% Senior Subordinated Notes due 2008, Series B,
                      for Any and All of Their Outstanding
              10 3/4% Senior Subordinated Notes due 2008, Series A

                                ---------------

     Centennial Cellular Corp. and Centennial Cellular Operating Co. LLC, as issuers, are offering to exchange $370 million of their 10 3/4% Senior Subordinated Notes due 2008, Series B ("New Notes"), which will have been registered under the Securities Act of 1933, for $370 million of their outstanding 10 3/4% Senior Subordinated Notes due 2008, Series A (the "Old Notes" and, collectively with the New Notes, the "Notes"). The Company and Centennial Cellular Operating Co. LLC will not receive any proceeds from this exchange offer and have agreed to pay all the expenses related to it. Centennial Cellular Operating Co. LLC is a wholly-owned subsidiary of the Company.

   . The New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions, registration rights and additional interest provisions relating to the Old Notes.

   . Interest accrues from the date of issuance at the rate of 10 3/4% per annum, payable semi-annually in arrears on each June 15 and December 15, commencing June 15, 1999.

   . The New Notes are unsecured (except to the extent of the first three interest payments, which are secured by a portfolio of governmental securities pledged for the benefit of holders of the Notes) and subordinated to all existing and future Senior Debt of the issuers.

   . They rank equally with all future senior subordinated indebtedness and rank senior to all future subordinated indebtedness. The New Notes effectively rank junior to all liabilities of Centennial Cellular Operating Co. LLC's subsidiaries. As of November 30, 1998, after giving pro forma effect to the merger of CCW Acquisition into Centennial Cellular Corp. (which is described in this Prospectus) and certain transactions to finance this merger, Centennial Cellular Operating Co. LLC would have had $936.0 million of senior indebtedness and $370.0 million of senior subordinated indebtedness outstanding. The subsidiaries of Centennial Cellular Operating Co. LLC would not have had any long term-term indebtedness outstanding (other than their guarantees of Centennial Cellular Operating Co. LLC's indebtedness under its credit facility). As of November 30, 1998, after giving pro forma effect as described, Centennial Cellular Corp. (without its subsidiaries) would have had no indebtedness outstanding other than its guarantee of the credit facility, $180 million (face amount) of subordinated notes issued to WCAS Capital Partners III, L.P. and its obligations as co-obligor on the Notes.

   .  The Exchange Offer is being made for all of the Old Notes and expires at
      5:00 p.m., New York City time, on [     ], 1999.

   .  The Exchange Offer is subject to customary terms and conditions.

     Consider carefully the "Risk Factors" beginning on page 27 of this Prospectus.

     You should rely only on the information contained in this Prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not offering to sell or asking you to buy anything other than the New Notes. We are not offering to sell or asking you to buy anything in any jurisdiction where doing so would be against the law.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is      , 1999.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Where You Can Find More Information......................................   2
Forward-Looking Statements...............................................   3
Certain Terms............................................................   4
Summary of the Prospectus................................................   5
Risk Factors.............................................................  27
The Merger...............................................................  41
Use of Proceeds..........................................................  43
The Exchange Offer.......................................................  45
Capitalization...........................................................  50
Selected Financial and Operating Information.............................  51
Unaudited Pro Forma Financial Statements.................................  54
Management's Discussion and Analysis of Results of Financial Condition
 and Results of Operations...............................................  63
Business.................................................................  79
Management............................................................... 104
Principal Stockholders................................................... 110
Certain Relationships and Related Transactions........................... 112
Description of Certain Indebtedness...................................... 115
Description of the New Notes............................................. 119
Certain Federal Income Tax Considerations................................ 160
Plan of Distribution..................................................... 160
Legal Matters............................................................ 161
Experts.................................................................. 161
Index to Financial Statements............................................ F-1

                               ----------------

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the 10 3/4% Senior Subordinated Notes due 2008 (the "New Notes"). As allowed by the Commission's rules, this Prospectus does not contain all of the information included in the Registration Statement. Our descriptions in this Prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to the Registration Statement, you should read the exhibit for a more complete understanding of the document or subject matter involved.

      Centennial Cellular Corp. ("Centennial" or the "Company") is currently and will continue to be required to file annual, quarterly and special reports, proxy and information statements with the Commission. You may read and copy any document we file with the Commission, including the Registration Statement, at the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's web site (http://www.sec.gov). You may also request copies of such documents, upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Centennial's common shares are listed on the Nasdaq National Market. You may read reports and other information filed by Centennial with the Nasdaq National Market at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      Centennial Cellular Operating Co. LLC ("Centennial Cellular Operating") is a wholly-owned subsidiary of Centennial. Because of this relationship and because the New Notes are co-issued by Centennial and Centennial Cellular Operating, we expect to receive advice from the staff of the Commission that Centennial Cellular Operating will not have to comply as a separate registrant with the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      This Prospectus incorporates important business and financial information about the Company and Centennial Cellular Operating that is not included in, or delivered with, the Prospectus. This information is available without charge to security holders upon written or oral request to the Company at 1305 Campus Parkway, Neptune, New Jersey 07753, Attention: Chief Financial Officer. In order to obtain timely delivery of such information, security holders must request the information no later than five business days prior to the Expiration Date of the Exchange Offer.

                               ----------------

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

   . Our high degree of leverage and the requirement for significant and sustained growth in our cash flow to meet our debt service requirements,

   . That we are a holding company and the notes are structurally subordinated to all indebtedness of our subsidiaries, including guarantees by our subsidiaries of all indebtedness under our $1.05 billion credit facility (approximately $936 million of which was drawn at closing of the merger and a portion of which was borrowed directly by our Puerto Rico subsidiary),

   .  Our history of net losses and the expectation of future losses,

   .  That the telecommunications industry is highly competitive,

   . That new technologies or new business opportunities will require additional investments in network capacity or additional capital spending,

   . That the success of any acquisitions will depend on our ability to integrate acquired businesses,

   . That the telecommunications industry is subject to rapid and significant changes in technology,

   . That there is potential for adverse regulatory change and the need for regulatory approvals in the operation of our business and renewal of our cellular licenses,

   .  Fluctuations in market value of our licenses,

   . Risks associated with the regional economic conditions in the areas we operate our business,

   .  Operating costs due to fraud,

   .  That a decline in roaming rates may materially adversely affect us,

   . That a dispute regarding reverse billing may materially adversely affect us,

   . That the indenture governing the notes will require us to offer to purchase all of the notes issued and outstanding upon any change of control and that the credit facility contains similar provisions, which purchases, in each case, we may not have sufficient funds to consummate,

   . That the indenture and the credit facility impose significant operating and financial restrictions on Centennial Cellular Operating,

   . That Centennial Cellular Operating has pledged the capital stock of all its direct and indirect subsidiaries to the lenders under the credit facility and that all of the assets of such subsidiaries are pledged to such lenders,

   . That Centennial has unconditionally guaranteed the obligations of the borrowers under the credit facility,

   . That Centennial, as co-obligor, has no assets other than the stock of Centennial Cellular Operating and Centennial is not subject to the covenants contained in the indenture governing the notes,

   . That the right of the trustee under the indenture and a Pledge and Escrow Agreement to obtain payment on the notes upon the occurrence of an event of default may be significantly impaired by applicable bankruptcy law,

   . The lack of certainty with respect to how a court might decide a suit by an unpaid creditor on the basis of fraudulent conveyance,

   .  The potential effect of Year 2000 computer issues,

   . Risks associated with new management and any future changes in management,

   . That certain equity investors control Centennial and its subsidiaries and have the power to elect directors and take other corporate actions,

   . That we have limited ability to direct the operations of the systems in which we hold minority cellular investment interests as a limited partner and that our interests in such systems may be diluted if we do not meet a capital call,

   . The potential effect of equipment failure or natural disaster on our business,

   .  Concerns about radio frequency emissions from cellular handsets, and

   .  The absence of a public market for the New Notes.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Prospectus might not occur.

                                 CERTAIN TERMS

      Interests in cellular markets that are licensed by the FCC are commonly measured on the basis of the population of the market served, with each person in the market area referred to as a "Pop." The number of Pops or Net Pops owned is not necessarily indicative of the number of subscribers or potential subscribers. As used in this Prospectus, unless otherwise indicated, the term "Pops" means the estimate of the 1996 population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA"), as derived from the 1997 Paul Kagan Associates population estimates. The term "Net Pops" means the estimated population with respect to a given service area multiplied by the percentage interest that the Company owns in the entity licensed in such service area. MSAs and RSAs are also referred to as "markets." The term "wireline" license refers to the license for any market initially awarded to a company or group that was affiliated with a local landline telephone carrier in the market. The term "non-wireline" license refers to the license for any market that was initially awarded to a company, individual or group not affiliated with any landline carrier. The term "PCS" means personal communications services.

                           SUMMARY OF THE PROSPECTUS

      This summary may not contain all the information that may be important to you. You should read the entire Prospectus, including the financial data and related notes, before deciding whether to tender your Notes. The terms "Centennial," the "Company," "our company" and "we" as used in this Prospectus refer to Centennial Cellular Corp. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company. Upon the consummation of the Merger (as defined) and related transactions on January 7, 1999, Centennial Cellular Operating Co. LLC became a wholly-owned subsidiary of Centennial. The term "Centennial Rural Cellular" as used in this Prospectus refers to the business operations of our domestic rural cellular systems and "Centennial de Puerto Rico" as used in this Prospectus refers to our Puerto Rico business operations. The term "Obligors" as used herein refers to Centennial Cellular Operating Co. LLC and Centennial Cellular Corp., as the successor to Centennial Finance Corp. after the Merger. See "Certain Terms" for definitions of certain industry terms used herein and "Selected Financial and Operating Information" for certain operating and financial definitions. Investors should carefully consider the information set forth under the heading "Risk Factors." In addition, certain statements include forward-looking statements which involve risks and uncertainties. See "Forward-Looking Statements."

                           Centennial Cellular Corp.

      Our company is one of the largest independent wireless telecommunications service providers in the United States and Puerto Rico with approximately 10.8 million Net Pops and 384,600 subscribers as of November 30, 1998. Centennial Rural Cellular serves 5.8 million Net Pops and its service area covers approximately 81,645 square miles. Our subsidiary, Centennial de Puerto Rico, is a fully integrated provider of communications services in Puerto Rico. These operations utilize a PCS license that covers 3.8 million Pops in Puerto Rico and the U.S. Virgin Islands and a Competitive Local Exchange Carrier ("CLEC") license to operate in Puerto Rico. In addition, we own minority shares, representing approximately 1.2 million Net Pops, in certain other cellular operations controlled and managed by other cellular operators ("Minority Cellular Investment Interests").

      The table below shows certain data for each of our two principal business segments.

                                                          Centennial de Puerto Rico
                           Centennial Rural Cellular        (PCS wireless and CLEC
                              (Cellular services)             wireline services)
                         ------------------------------ ------------------------------
                          Year ended  Six months ended   Year ended  Six months ended
                         May 31, 1998 November 30, 1998 May 31, 1998 November 30, 1998
                         ------------ ----------------- ------------ -----------------
                                        (in millions, except as noted)
Net Pops................       5.8            5.8            3.8             3.8
Subscribers (in
 thousands).............     252.7          285.9           69.5            98.7
Penetration.............       4.4%           4.9%           1.8%            2.6%
Revenue.................    $182.9         $112.8          $54.6           $51.8
EBITDA..................    $ 86.7         $ 60.3          $12.5           $21.3
Annualized EBITDA.......    $ 86.7         $120.6          $12.5           $42.6

      For the year ended May 31, 1998, our company earned revenue of $237.5 million, representing a compound annual growth rate ("CAGR") of 45% over the previous two fiscal years. EBITDA (as defined) for the year ended May 31, 1998 was $99.2 million, representing a CAGR of 44% over the previous two fiscal years.

      The success of our company's operating and financial performance has been driven by the quality and experience of its management and employees. We expect to continue to benefit from the experienced members of operating management who are expected to remain at Centennial Rural Cellular following the Merger. This management team built the Company through internal growth and acquisitions from approximately 1.7 million Net Pops in 1988 to approximately 10.8 million Net Pops (including those in Puerto Rico and Minority Cellular Investment Interests) as of November 30, 1998. The addition of Michael Small, formerly the Chief Financial Officer of 360(degrees) Communications Company (now a subsidiary of ALLTEL Corporation), as our Chief Executive Officer following the Merger complements the existing management team. Rudy J. Graf, who has been the Chief Operating Officer of the Company since 1991, continues to manage the day-to-day operations of the Company.

Centennial's Rural Cellular Systems

      Centennial's domestic consolidated systems are among the leading independent providers of rural non-wireline cellular telecommunications services. We believe our rural and small-city cellular systems provide strong growth opportunities due to lower penetration rates and higher subscriber growth rates. We focus on underdeveloped rural and small-city cellular areas that have a significant number of potential customers for wireless communications because we believe these areas offer:

     . Potential Penetration Growth. We believe these areas are in the early stages of their growth cycles and offer significant opportunities for increases in penetration and cellular usage;

     . Insulation from Potential Competition. These regions are currently subject to less competition from other wireless providers (such as PCS) as compared to larger MSAs, and the population density of these regions suggests that the build-out of a PCS network may not be economically attractive to competitors at present; and

     . Above-Average Revenue per Subscriber. Our domestic markets, which are strategically located between larger metropolitan areas, tend to exhibit long commute times and well-traveled roadways that have the potential to generate high levels of cellular minutes of use ("MOUs") and roaming revenues.

      The Company's domestic cellular interests consist primarily of three operating clusters:

     . Michiana Cluster contains approximately 3.4 million Net Pops in Michigan, Ohio and Indiana, covering portions of three major interstate highways that connect Chicago, Detroit and Indianapolis.

     . East Texas/Louisiana Cluster contains approximately 2.1 million Net Pops, covering portions of interstate highway I-10, as well as sections of Texas, Louisiana and Mississippi adjacent to Houston, New Orleans, Shreveport and Baton Rouge.

     . Southwestern Cluster contains approximately 296,000 Net Pops, covering the Yuma, Arizona and El Centro, California markets and is bordered by Los Angeles to the northwest, San Diego to the west, Phoenix to the east and Mexicali, Mexico to the south.

      Our domestic operations have achieved significant increases in revenue, EBITDA and number of subscribers since 1988. For the year ended May 31, 1998, the Company's domestic operations earned revenue of $182.9 million, representing a CAGR of 28% over the previous two fiscal years. EBITDA from domestic operations for the year ended May 31, 1998 was $86.7 million, representing a CAGR of 34% over the previous two fiscal years. As of May 31, 1998, the Company's domestic operations had approximately 252,700 subscribers, representing a CAGR of 37% over the number of subscribers in the previous two fiscal years.

Centennial's Puerto Rico Systems

      Our Puerto Rico business, which are conducted through Centennial de Puerto Rico, is a facilities-based integrated communications provider ("ICP") of a broad range of wireless and wireline services in the Commonwealth of Puerto Rico (an area covering approximately 3.8 million Pops). It is (i) the only provider of PCS services in the Puerto Rico market, (ii) a provider of facilities-based wireless local loop services to both business and residential customers, and (iii) a provider of local, long distance and enhanced data services through its subsidiary, Lambda Communications Inc. ("Lambda CLEC"), which competes with the incumbent Puerto Rico Telephone Company ("PRTC"). We believe that Puerto Rico represents an attractive market for communications services due to unmet demand for wireless and local phone service, high population density in the island's metropolitan areas, a growing economy and a stable business environment.

      Centennial de Puerto Rico offers wireless and wireline services using a shared Lucent Technologies 5 ESS switch and its sophisticated fiber optic network, which contains over 292 route miles of fiber throughout the island of Puerto Rico. The digital PCS network allows for coverage in most areas of Puerto Rico using its established base of 120 cell sites and code division multiple access ("CDMA") technology to transmit its calls.

 . Wireless Services. Centennial de Puerto Rico offers both PCS and wireless local loop service to its customers. Our PCS business currently covers approximately 85% of the total Pops on the island of Puerto Rico and targets high volume users. We began offering PCS in December 1996 and as of November 30, 1998 had approximately 98,700 subscribers, an increase of 95% over our approximately 50,700 subscribers at November 30, 1997. Our average monthly revenue ("ARPU") per PCS customer was approximately $89 during the three months ended November 30, 1998, compared to approximately $46 for the average U.S. wireless customer for the six months ended June 30, 1998, according to data from the Cellular Telecommunications Industry Association ("CTIA"). Centennial de Puerto Rico began offering wireless local loop service to business and residential customers in August 1997. Our ARPU per wireless local loop customer was $87 during the three months ended November 30, 1998. This service uses our fully digital CDMA network in Puerto Rico and had over 14,200 subscribers as of November 30, 1998.

 . Wireline Services. Lambda CLEC provides local, long distance and enhanced data services (including Internet-related services) to business and government customers over our high bandwidth, fiber optic network. We believe that our targeted CLEC customers have sophisticated communications service requirements, including the need for a reliable network providing data access and private line services and high quality customer service. Lambda CLEC has grown rapidly since its inception in September 1997, primarily due to its ability to offer a broad range of products as well as responsive and reliable service in an underserved market. Lambda CLEC provided approximately 41.7 million MOUs to its customers in November 1998, an increase of 87% over the MOUs provided in May 1998.

      Since operations commenced in December 1996, Centennial de Puerto Rico has achieved significant growth in subscribers, revenue and EBITDA, which we attribute to our premium service capabilities, experienced local management team and limited competition in the region. Revenue for the fiscal year ended May 31, 1998 was $54.6 million, compared to $5.9 million for the year ended May 31, 1997. EBITDA for the fiscal year ended May 31, 1998 was $12.5 million, compared to an EBITDA deficit of $(8.4) million for the prior period. Revenue for the six months ended November 30, 1998 was $51.8 million. EBITDA for the six months ended November 30, 1998 was $21.3 million or $42.6 million on an annualized basis.

                     Overview of Centennial Rural Cellular

Competitive Strengths in Rural Cellular Markets

 .  Significant Potential for Higher Penetration Levels. Centennial Rural
   Cellular's predominantly rural and small-city markets have lower penetration levels than most major metropolitan areas. In its three rural cellular clusters, Centennial's domestic operations have achieved a penetration rate of 4.9% as of November 30, 1998. According to industry estimates, the typical big city U.S. cellular operator's penetration rate is approximately 10.8%. We believe that our domestic clusters are in the early stages of their growth cycles and afford significant opportunities for improvements in financial performance as the penetration levels in these regions follow a growth pattern similar to that observed in the more mature metropolitan cellular markets. We also believe that our continuing investment in both coverage and distribution has enhanced our potential to achieve higher penetration levels.

 . Limited Near-Term PCS Competition. We have benefited from the fragmented nature of current competition in our domestic markets and expect to continue to benefit from an anticipated lack of near-term PCS competition. We believe that we may earn substantial PCS roaming revenues and remain relatively insulated from direct PCS competition because we believe that building new PCS networks is not currently economically attractive in most of our domestic markets, given the relatively low population density in these areas. We expect larger urban PCS operators to continue to use roaming agreements rather than to incur the significant expenditures associated with entering our markets. We have been aggressive in pricing our roaming rates in part to discourage urban wireless providers from expanding their footprints into Centennial's service areas.

 . Significant Roaming Revenue. We have benefited from substantial roaming traffic within our coverage areas. Our company has successfully built strong franchises in rural areas that adjoin more densely populated markets and benefits from significant roaming revenue generated from intercity traffic between these larger metropolitan areas. Roaming arrangements with neighboring urban cellular operators are lucrative for our company because they generate incremental minutes of use on our existing network, require no additional marketing costs and entail few, if any, uncollectible accounts. In addition, our aggressive pricing policies for roaming rates are designed to encourage certain neighboring cellular providers to include portions of our service areas within their home calling regions, thereby increasing total minutes of use on our systems. Our roaming revenue from our company's domestic systems has increased at a compounded annual growth rate of approximately 24% over the last four fiscal years to $58.9 million for the year ended May 31, 1998.

 . Superior Coverage and Features with Digital-Ready Infrastructure. We believe that our networks offer superior coverage and features compared to competitors in our markets. Our company has made capital expenditures of approximately $78 million (excluding acquisition of licenses) during its last two completed fiscal years to deploy cell sites, including 151 sites added in fiscal 1998, to install Nortel time-division multiple access ("TDMA")-capable supernode switches and to develop a state-of-the-art, digital-ready infrastructure in its domestic markets. These improvements have yielded low dropped and blocked call rates for the three months ended May 31, 1998 of 0.077% and 1.6%, respectively, which we believe are lower than those of a typical cellular carrier and demonstrates the high quality of our domestic network. Additionally, our sophisticated network permits us to offer subscribers premium service features, such as call waiting, three-way calling and voice mail, for additional revenue.

 . High Average Revenue Per Unit. Centennial's domestic operations have consistently recorded higher ARPU than those of typical wireless carriers in the United States. Our company's domestic operations recorded ARPU of $68 for the year ended May 31, 1998, as compared to the industry average of $46, according to data from the CTIA. We believe that we will continue to enjoy high ARPUs as a result of (i) our expanded regional calling areas, (ii) the increasing popularity of our revenue-enhancing, premium service features such as call-waiting and voice mail and (iii) the potential continued growth in roaming revenues from neighboring metropolitan cellular and PCS providers as wireless penetration continues to grow.

 . Direct Distribution System and Customer Care. Our company controls its distribution channels, including 65 retail outlets and 700 sales representatives in the United States (excluding Puerto Rico). Our domestic direct sales channel is larger than that of our local competitors and gives us greater control over the expectations of our customers, resulting in lower churn and higher customer satisfaction. We seek to assure consistently high-quality customer service by establishing local installation and repair facilities in all of our domestic systems and by enabling customers to report service problems 24 hours a day. The success of this emphasis on customer service is evidenced by the Company's domestic average monthly churn rate of 1.8%, which we believe is lower than that of a typical cellular carrier and demonstrates customer satisfaction with our services.

Rural Cellular Business Strategy

      Our objective is to become the leading provider of cellular communications services in our domestic market clusters, while maximizing revenue and cash flow by offering superior service and extensive coverage in our markets. The principal elements of this strategy are to:

     . Continue to Develop Market Clusters. We cluster our cellular systems geographically, which enables us (i) to offer subscribers a larger regional calling area, (ii) to achieve certain operating, marketing and customer service efficiencies and (iii) to increase efficient utilization of our company's network infrastructure. Clustering allows us to offer our subscribers more areas of uninterrupted service as they travel through a region. The Company thereby captures more of its subscribers' total minutes of airtime, which increases revenue and decreases the costs associated with providing airtime on competitors' networks. Our domestic markets, which are strategically located between larger metropolitan areas, exhibit a concentration of small businesses, long commute times and well-traveled roadways that have the potential to generate high levels of cellular use.

     . Continue Build-Out of Advanced, Digital-Ready Network. We intend to continue to expand and improve coverage, increase capacity and build out our systems within our current geographic markets. We have made significant capital expenditures to deploy additional cell sites and to develop a state-of-the-art, digital-ready infrastructure. We believe that the investment necessary to switch to a fully-digital system is approximately $2 million (excluding the cost of new handsets) and will be incurred over the next two to three years as competition dictates and as prices of digital handsets fall. We believe that expanding and improving coverage and capacity in our systems will attract additional subscribers, increase usage by existing subscribers, increase roaming activity and further enhance the efficiency of our networks. Additionally, we expect to benefit from the increasing popularity of premium service features that we offer to subscribers, such as call waiting and voice mail.

     . Pursue Selective Acquisition Strategy. Our strategy is to expand our current domestic clusters through the selective acquisition of small to mid-sized MSAs and RSAs or potentially larger MSAs located in contiguous markets that we believe are undervalued or underdeveloped or that possess characteristics indicative of potentially high cellular usage and superior financial performance. Upon acquiring a system, our company aims to make certain operational and organizational changes in order to increase the number and quality of subscribers and enhance operating cash flow, while controlling subscriber acquisition costs and promoting superior customer service.

                     Overview of Centennial de Puerto Rico

Puerto Rico Market Opportunity

      Our company also has a significant presence in Puerto Rico. We believe that several factors make Puerto Rico an attractive market for communications services. These factors include:

     . Growing Economy and Stable Business Environment. Puerto Rico became a territory of the United States in 1898 and has been a Commonwealth since 1952. Puerto Rico is a major center of Caribbean commerce and finance and serves as a gateway or regional headquarters for businesses operating in Latin America and the Caribbean, including McDonald's Corporation, Johnson & Johnson and Mitsubishi. The island has a stable currency and regulatory environment, as Puerto Rico is subject to the U.S. legal system, including regulation by the Federal Communications Commission ("FCC"). In 1997, Puerto Rico's gross national product was approximately $32 billion, which represented a real growth rate of approximately 3.1% over 1996. The island has a population of approximately 3.8 million people, of which approximately 71% live in urban areas. The largest metropolitan area in our service area, the San Juan/Caguas MSA with over two million Pops, is characterized by a high population density of 1,880 persons per square mile (the mainland U.S. MSA average is 325).

     . Underserved Telecommunications Market. We believe that there is substantial unmet demand for both wireless and wireline telecommunications services in Puerto Rico. Current market penetration for wireless services (including cellular, PCS and Enhanced Specialized Mobile Radio ("ESMR")) is approximately 11%, compared to approximately 22% for existing wireless providers in the U.S., according to estimates from the CTIA. We believe that the Puerto Rico market should support penetration levels comparable to those in U.S. markets. In addition, the high population density in Puerto Rico's metropolitan areas is well suited to the signal propagation characteristics of PCS, which requires a greater number of cell sites than cellular service to provide coverage in a given area. Prior to the introduction of Lambda CLEC's services, wireline telephone services were available only from the PRTC. Puerto Rico currently has approximately 38 phone lines per 100 Pops, compared to approximately 54 phone lines per 100 Pops in the U.S. We believe that the rapid subscriber growth achieved by Lambda CLEC since introduction reflects significant market demand by business customers for a broad range of product and service offerings, high bandwidth connectivity, prompt installation and responsive customer service.

     . Limited Near-Term PCS Competition. Our company was the first provider to offer PCS in Puerto Rico. TeleCorp, Inc. ("TeleCorp"), as part of a joint venture with AT&T Wireless Services, is currently in the early stages of construction of a PCS network in Puerto Rico. The Company does not believe that TeleCorp will achieve significant network coverage within the next 12 months. While other competitors may be expected to enter the market in the future, we believe that this will offer additional revenue opportunities to the extent that such competitors contract with us for "backhaul" services to connect their cell sites to their switch, rather than constructing their own networks or contracting with the PRTC.

Puerto Rico Business Strategy

      Our business strategy in Puerto Rico is to become an integrated, full service provider of superior wireless and wireline communications services throughout Puerto Rico. The principal elements of this strategy are to:

     . Become a Single Source Provider of Communications Services. We believe that there is a significant demand in Puerto Rico for an integrated bundle of wireless and wireline communications services tailored to satisfy the customer's total communications needs. Our company currently offers PCS service as well as local, domestic and international long distance, data and broadband services. We believe that our ability to provide an integrated package of communications services will enable us to (i) rapidly penetrate targeted markets, (ii) increase our share of existing customers' expenditures for communications services, (iii) increase customer satisfaction and (iv) reduce customer turnover.

     . Target High Usage Customers. We will continue to focus on building a solid base of high usage customers in Puerto Rico. We believe that our 100% digital CDMA network, which offers subscribers superior voice quality, reliability, anti-fraud protection and premium features such as caller ID, call waiting, voice mail and conference calling, provides us with competitive advantages to attract and retain these customers. Our company's average PCS customer used approximately 360 MOUs per month and generated approximately $89 in monthly revenue during the three months ended November 30, 1998. The average cellular customer in the U.S. market uses approximately 130 MOUs per month and the average wireless customer generates approximately $46 in monthly revenue. The Company's average wireless local loop customer used approximately 760 MOUs per month and generated approximately $87 in monthly revenue during the three months ended November 30, 1998. Lambda CLEC's service is targeted at large businesses with sophisticated communications needs and high usage patterns and has already attracted a number of significant local businesses, including MCI, Banco Santander and El Nuevo Dia, Puerto Rico's largest newspaper. In addition, we believe that all of the Internet service providers operating in Puerto Rico currently use Lambda CLEC's services. Lambda CLEC's average customer generated monthly revenues of approximately $16,000 during the month ended November 30, 1998.

     . Leverage Technologically Advanced, Integrated Network. Our PCS infrastructure and fiber optic network provide us with a platform to offer an integrated package of wireless and wireline services. The system is served by a Lucent Technologies 5 ESS switch for both wireless and wireline services and the fiber optic network supports a self-healing SONET architecture. The construction of our planned network of fiber optics, cell sites and microwave transmitters has been largely completed. The installation of additional cell sites to provide service and network capacity throughout Puerto Rico is expected to be completed within the next twelve months, increasing estimated network coverage from 85% as of August 31, 1998 to 90% as of May 31, 1999. Thereafter, we expect to make other improvements to increase network capacity and enhance coverage in response to usage patterns. We intend to broaden our service offerings in the coming months to include dial-around long distance, direct Internet access and wireless data transmission. We believe that expanding and improving coverage and capacity in our systems and our range of services will attract additional subscribers, increase usage by existing subscribers and further enhance the efficiency of our networks.

     . Build High-End Brand with Reputation for Superior Customer Service. We intend to continue to build on our reputation as a provider of high quality communications services and superior customer service throughout Puerto Rico. Our company designs and implements specific marketing strategies for its wireless system using a variety of television, billboard, radio and newspaper advertising to stimulate net subscriber growth and to focus on customers who are likely to generate higher monthly revenues, primarily business users. We seek to capitalize on our brand name recognition to attract new wireless and CLEC customers and to further develop our reputation as a provider of reliable and sophisticated communications services. Furthermore, by retaining control of our distribution channels, including our 52 retail outlets and 315 sales representatives in Puerto Rico, we maintain greater control over the expectations of our customers, resulting in consistently high levels of customer service and customer satisfaction.

     . Maintain Positive EBITDA Growth. We intend to grow our subscriber base in Puerto Rico while maintaining its focus on attracting high volume users that generate higher revenues and EBITDA. Centennial de Puerto Rico achieved positive EBITDA within nine months of commencing its wireless and Lambda CLEC services and in fiscal 1999 had annualized EBITDA of $42.6 million, based upon EBITDA for the six months ended November 30, 1998. Our sophisticated fiber optic network, which serves as the backbone to both our wireless and Lambda CLEC services, gives us greater flexibility to compete effectively in the marketplace, as we are not merely reselling services and infrastructure provided by other companies. In addition, unlike typical CLECs, we generally extend our network into new locations only upon request of our customers who then pay their own building-entry costs.

Recent Developments

      In September 1998, the Commonwealth of Puerto Rico sustained damage as a result of the effects of Hurricane Georges. The Company has evaluated the extent of damage to its Puerto Rico network infrastructure and the impact the hurricane has had on the Company's Puerto Rico service revenue during the three months ended November 30, 1998. After consideration of expected insurance recoveries, the Company believes it will not incur significant losses as a result of the effects of the damage caused by Hurricane Georges. During the three months ended November 30, 1998, the Company recorded approximately $1.6 million of insurance recoveries related to subscriber refunds within revenue.

                                   The Merger

      Merger Agreement. On January 7, 1999, Centennial merged with and into CCW Acquisition Corp., a new Delaware corporation ("Acquisition") organized by Welsh, Carson, Anderson & Stowe VIII, L.P., pursuant to a merger agreement dated as of July 2, 1998 (as amended, the "Merger Agreement"). At the effective time of the Merger, by virtue of the Merger,

 .  each issued and outstanding share of Class A Common Stock of Centennial
   ("Common Shares") was converted into the right to receive, pursuant to each holder's election and subject to proration, either (a) one common share of the surviving corporation or (b) $41.50 in cash (the "Cash Merger Consideration");

 . all outstanding shares of Class B Common Stock of Centennial were converted into the right to receive the Cash Merger Consideration; and

 .  all outstanding shares of Convertible Preferred Stock and Second Series
   Convertible Preferred Stock of Centennial were converted into the right to receive the Cash Merger Consideration on an as-converted basis.

      The surviving corporation in the Merger continues to operate under the name "Centennial Cellular Corp." The Merger was accounted for as a recapitalization in which the historical basis of our company's assets and liabilities was not affected and no new goodwill related to the Merger was created.

      Equity Investors. Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS VIII"), certain of its affiliates, including WCAS Capital Partners III, L.P., certain affiliates of Blackstone Capital Partners, L.P. (collectively, "Blackstone") and certain other investors (collectively with WCAS VIII and Blackstone, the "Equity Investors") provided $580 million in capital contributions, consisting of $400 million in equity contributions (the "Common Equity Contribution") from the Equity Investors and the purchase of $180 million (face amount) of subordinated notes and Common Shares (the "Mezzanine Financing") for an aggregate purchase price of $180 million by WCAS Capital Partners III, L.P.

      WCAS VIII is a private investment partnership with over $3.0 billion in committed capital that is managed by the investment firm of Welsh, Carson, Anderson & Stowe ("WCAS"). As of December 31, 1998, WCAS had organized and managed eleven limited partnerships with total capital of approximately $7.6 billion. Since 1979, WCAS has completed over eighty management buyouts concentrated in the health care and information services industries, including investments in Alliance Data Systems Corporation, Amdocs Limited, and Bridge Information Systems, Inc.

      Blackstone is one of the leading firms engaged in institutional private equity investing. The firm's current primary corporate private equity investment vehicle is Blackstone Capital Partners III Merchant Banking Fund L.P., with approximately $3.8 billion in committed capital. Blackstone has significant experience in the media and telecommunications sector, with investments in companies such as CommNet Cellular, Intermedia Cable and TW/Fanch Communications.

      The address of principal executive offices of the Company and Centennial Cellular Operating is 1305 Campus Parkway, Neptune, New Jersey 07753. Centennial is the sole member of Centennial Cellular Operating and holds all of its material assets through Centennial Cellular Operating.

Post-Merger Organization of Centennial

      The chart below shows our organizational structure following the consummation of the Merger and related transactions.


                             [CHART APPEARS HERE]

Sources and Uses of Funds

      The following table sets forth the sources and uses of funds in connection with the financing of the Merger as of the Merger's consummation on January 7, 1999:

                                                                Amount
                                                         ---------------------
                                                         (Dollars in millions)
Sources of Funds
Credit Facility(1)......................................       $  936.0
Old Notes (2)...........................................          370.0
Mezzanine Financing of parent (Centennial)(3)...........          180.0
Common Equity Contribution..............................          400.0
                                                               --------
  Total Sources of Funds................................       $1,886.0
                                                               ========
Uses of Funds
Cash Merger Consideration(4)............................       $1,203.5
Repayment of net existing indebtedness and preferred
 dividends accrued(5)...................................          507.0
Restricted interest escrow investment(2)................           57.5
Premiums on debt tender offers for existing notes(6)....           40.0
Fees and expenses(7)....................................           78.0
                                                               --------
  Total Uses of Funds...................................       $1,886.0
                                                               ========

--------
(1) The Credit Facility consists of three term loans in aggregate principal amount of $900 million, and a revolving credit facility in an aggregate principal amount of up to $150 million. The borrowers under these facilities are Centennial Cellular Operating and, for a portion thereof, Centennial de Puerto Rico. Centennial, together with the direct and indirect subsidiaries of Centennial Cellular Operating (excluding initially Centennial de Puerto Rico and its subsidiaries, which subsidiaries will guarantee the obligations of Centennial de Puerto Rico under the Credit Facility), have unconditionally guaranteed, jointly and severally, the obligations of the borrowers under such facilities. See "Description of Certain Indebtedness."
(2) Upon consummation of the Merger, approximately $57.5 million of the proceeds from the offering of Old Notes was deposited with the trustee to purchase securities pledged to pay the first three scheduled interest payments on the notes. See "Description of the New Notes--Security."
(3) WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS VIII, purchased, at the time of the consummation of the Merger, unsecured subordinated notes due 2009 and common shares of Centennial at an aggregate price of $180 million in the Mezzanine Financing. The issuance of $180 million principal amount of Mezzanine Financing has been allocated as $157.5 million debt and $22.5 million equity.
(4) Includes $1,033.1 million in consideration for the Common Shares, $128.2 million in consideration for the Common Shares issued upon conversion of Centennial's preferred stock and $42.3 million in consideration for the settlement of outstanding options to purchase Common Shares.
(5) Represents the amount of debt tender offer payments and funds required to repay total existing indebtedness of Centennial. In connection with the Merger, Centennial consummated tender offers (the "Debt Tender Offers") to acquire all of its outstanding 8 7/8% Senior Notes due 2001 (the "2001 Notes") and 10 1/8% Senior Notes due 2005 (the "2005 Notes" and, collectively with the 2001 Notes, the "Tendered Notes"). See "The Merger-- Debt Tender Offers and Solicitations." As of the expiration date of the Debt Tender Offers, valid irrevocable tenders and consents were received from 99.4% of holders of the 2001 Notes and 99.8% of holders of the 2005 Notes. The amount required to repay existing indebtedness and preferred dividends accrued of Centennial and the notes includes accrued interest of $2.3 million and preferred dividends of $16.4 million, less cash on hand, which was approximately $18.7 million.
(6) The amount required to pay the debt tender premiums associated with the debt tender offers for the outstanding notes. The amount shown above includes the consent solicitation fees associated with the debt tender offers.
(7) Assumed for simplicity to be paid by Centennial and includes all fees and expenses related to the Merger, this offering and the transactions contemplated thereby.

                         The Offering of the Old Notes

Old Notes.................  The Old Notes were sold (the "Offering") by
                            Centennial Cellular Operating and Centennial
                            Finance Corp., which merged with and into Centennial on January 7, 1999, on December 14, 1998 to Merrill Lynch, Pierce, Fenner & Smith Incorporated, NationsBanc Montgomery Securities LLC, Morgan Stanley & Co. Incorporated and Chase Securities Inc. (collectively, the "Initial Purchasers") pursuant to a Purchase Agreement dated December 9, 1998 (the "Note Purchase Agreement"). The Initial Purchasers subsequently resold the Old Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and pursuant to offers and sales that occurred outside the United States within the meaning of Regulation S under the Securities Act.

Registration Rights         Pursuant to the Note Purchase Agreement, the
Agreement.................  Company, Centennial Cellular Operating and the
                            Initial Purchasers entered into a Registration
                            Rights Agreement dated December 14, 1998 (the
                            "Registration Rights Agreement"), which grants the holders of the Old Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange rights, which terminate upon the consummation of the Exchange Offer.

                         Summary of the Exchange Offer

New Notes.................  The form and terms of the New Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions, registration rights and additional interest provisions relating to the Old Notes.

The Exchange Offer........  We are offering to exchange up to $370,000,000 aggregate principal amount of their 10 3/4% Senior Subordinated Notes due 2008, Series B, for a like amount of their 10 3/4% Senior Subordinated Notes due 2008, Series A. The issuance of the New Notes is intended to satisfy obligations of the Company and Centennial Cellular Operating contained in the Registration Rights Agreement relating to the Old Notes.

Expiration Date;
 Withdrawal of Tender.....
                            Unless we extend the Exchange Offer, it will expire
                            at 5:00 p.m., New York City time, on      , 1999.
                            You may withdraw any Old Notes you tender pursuant
                            to the Exchange Offer at any time prior to      ,
                            1999. We will return, as promptly as practicable after the expiration or termination of the Exchange Offer, any Old Notes not accepted for exchange for any reason without expense to you.

Accrued Interest on the
New Notes  and and the
Old Notes.................
                            Interest on the New Notes:

                            . accrues from the date of issuance at the rate of 10 3/4% per annum,

                            . is payable semi-annually in arrears on each June 15 and December 15, commencing June 15, 1999.

                            Interest on the Old Notes accepted for exchange will stop accruing upon the issuance of the New Notes.

Procedures for              If you wish to accept the Exchange Offer, you must
Tendering.................  complete, sign and date the Letter of Transmittal in accordance with the instructions and deliver the
                            Letter of Transmittal, along with the Old Notes and
                            any other required documentation, to      , as
                            Exchange Agent. By executing the Letter of
                            Transmittal, you will represent to us that, among other things:

                            . any New Notes you receive will be acquired in the ordinary course of your business,

                            . you have no arrangement with any person to participate in the distribution of the New Notes, and

                            . you are not an "affiliate," as defined in Rule 405 of the Securities Act of 1933, as amended, of the Issuers or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

                            If you hold your Old Notes through The Depository Trust Company ("DTC") and wish to participate in the Exchange Offer, you may do so through DTC's Automated Tender Offer Program ("ATOP"). By participating in the Exchange Offer, you will agree to be bound by the Letter of Transmittal as though you had executed such Letter of Transmittal.

Special Procedures for
Beneficial  Owners........
                            If you are a beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender such Old Notes in the Exchange Offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with our instructions set forth elsewhere in this Prospectus.

Guaranteed Delivery         If you wish to tender your Old Notes, you may, in
Procedures................  certain instances, do so according to the guaranteed delivery procedures set forth elsewhere in this Prospectus under "The Exchange Offer--
                            Procedures for Tendering."

Federal Income Tax
Consequences.............   With respect to the exchange of the Old Notes for
                            the New Notes:


                                     .  the exchange will not constitute a
                                        taxable exchange for U.S. federal
                                        income tax purposes,

                                     .  you will not recognize gain or loss
                                        upon receipt of the New Notes,

                                     .  you must include interest in gross
                                        income to the same extent as the Old
                                        Notes, and

                                     .  your holding period for the New Notes
                                        will include the holding period for the
                                        Old Notes.

Use of Proceeds...........  We will not receive any proceeds from this exchange of Notes pursuant to the Exchange Offer.

Exchange Agent............  We have appointed       as the Exchange Agent for
                            the Exchange Offer. The telephone number of the
                            Exchange Agent is (  )   -  .

Consequences of
 Exchanging Old Notes
 Pursuant to the Exchange
 Offer....................
                            Generally, based on interpretations by the staff of the Commission, the Company believes that holders of Old Notes (other than any holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Old Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, and otherwise transfer such New Notes without compliance with the registration and prospectus-delivery requirements of the Securities Act; provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. The Company and Centennial Cellular Operating do not currently intend to register or qualify the sale of the New Notes in any such jurisdictions.

Untendered Old Notes......  If you are eligible to participate in the Exchange
                            Offer but do not tender your Old Notes, you will not have any further exchange rights and your Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for your Old Notes could be adversely affected. In general, such Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "The Exchange Offer--Consequences of Failure to Exchange."

                             Terms of the New Notes

      The form and terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The New Notes will evidence the same debt as the Old Notes, and both series of Notes will be entitled to the benefits of the Indenture and treated as a single class of debt securities thereunder. See "Description of the New Notes."

Securities Offered........  $370,000,000 aggregate principal amount of 10 3/4%
                            Senior Subordinated Notes due 2008, Series B.

                            December 15, 2008.

Maturity Date.............
                            June 15 and December 15 of each year, commencing June 15, 1999.

Interest Payment Dates....
Ranking...................  The notes will be unsecured (except as described under "--Security"), senior subordinated obligations and will be subordinated to all of the Obligors' existing and future senior indebtedness, including all indebtedness of the Obligors under the Credit Facility. The notes will rank equally with all of the Obligors' other existing and future senior subordinated indebtedness, and will rank senior to all of the Obligors' subordinated indebtedness. The notes effectively will rank junior to all liabilities of the subsidiaries of Centennial Cellular Operating, including indebtedness under the Credit Facility. Because the notes are subordinated, in the event of bankruptcy, liquidation or dissolution, holders of the notes will not receive any payment until holders of senior indebtedness have been paid in full. The terms "senior indebtedness" and "subordinated indebtedness" are defined in the "Description of the New Notes--Subordination" and "Description of the New Notes--Certain Definitions" sections of this Prospectus.

                            As of November 30, 1998, after giving pro forma effect to the Merger, the Offering of Old Notes and our use of the net proceeds from the Offering and other financings related to the Merger, Centennial Cellular Operating would have had outstanding $936.0 million of senior indebtedness and $370.0 million of senior subordinated indebtedness. In addition, on such a pro forma basis, the subsidiaries of Centennial Cellular Operating would have had no indebtedness outstanding other than their guarantees of $936.0 million of Centennial Cellular Operating's indebtedness under the Credit Facility (a portion of which was borrowed directly by Centennial de Puerto Rico); provided that Centennial de Puerto Rico and its subsidiaries have not initially guaranteed the obligations of Centennial Cellular Operating under the Credit Facility. As of November 30, 1998, after giving pro forma effect as described, Centennial (without its subsidiaries) would have had no indebtedness outstanding other than $180 million (face amount) of subordinated notes issued to WCAS Capital Partners III, L.P., its guarantee under the Credit Facility and its co-obligation under the notes.

Change of Control.........  Upon certain change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. See "Description of the New Notes-- Certain Covenants--

                            Repurchase of Notes at the Option of the Holder Upon a Change of Control."

Optional Redemption.......  We may redeem the notes, in whole or in part, at any time on or after December 15, 2003, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

                                      Year                      Redemption Price
                                      ----                      ----------------
                  2003.........................................     105.375%
                  2004.........................................     103.583%
                  2005.........................................     101.792%
                  2006 and thereafter..........................     100.000%

Public Equity Offering
and Strategic Equity
Offering Optional
Redemption................
                            Before December 15, 2001, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering or strategic equity offering at 110.750% of the principal amount thereof, plus accrued interest, if at least 65% of the aggregate principal amount of the notes originally issued remains outstanding immediately after such redemption.

Change of Control
Optional Redemption.......
                            Upon certain change of control events, we may elect to redeem all, but not some, of the notes at par, together with accrued interest, plus an applicable premium based on a discount rate calculated using the interest rate of a Treasury security maturing on the first redemption date plus 50 basis points; provided, however, that the redemption price shall be no less than 105.375%.

Security..................  The Company and Centennial Cellular Operating used a portion of the proceeds from the offering of the Old Notes to purchase a portfolio of government securities in an amount sufficient to pay the first three payments of interest on the notes. The Company and Centennial Cellular Operating pledged this portfolio of securities for the benefit of the holders of the notes and may under certain circumstances substitute other readily marketable securities. See "Description of the New Notes-- Security."

Certain Covenants.........  The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

                            .  incur additional indebtedness,

                            .  incur additional senior subordinated
                               indebtedness,

                            . pay dividends on, redeem or repurchase our capital stock,

                            .  make investments,

                            .  restrict dividend or other payments to us,

                            .  engage in transactions with related persons,

                            .  guarantee indebtedness,

                            .  sell assets,

                            .  create certain liens,

                            .  consolidate, merge or transfer all or
                               substantially all of our assets and the assets of our subsidiaries on a consolidated basis and

                            .  enter new lines of business.

                            These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the New Notes--Certain Covenants" in this Prospectus.

      For additional information regarding the New Notes, see "Description of the New Notes."

                    Summary Historical Financial Information

      The following table sets forth summary historical consolidated financial information for Centennial as of November 30, 1998 and for the six months ended November 30, 1998 and 1997. Such data were derived from our unaudited condensed consolidated financial statements and notes, but, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the six months ended November 30, 1998 and 1997 do not necessarily show what the results for a full year may be. The table also sets forth summary historical consolidated financial information for Centennial for the five years ended May 31, 1998. Such data were derived from our audited consolidated financial statements and notes. Since the information in this table is only a summary, you should read our historical financial statements and the related notes, "--Sources and Uses of Funds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Financial Information" found elsewhere in this Prospectus.

                             Six months ended
                               November 30,                            Years ended May 31,
                          ------------------------  -------------------------------------------------------------
                             1998         1997         1998         1997         1996         1995        1994
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
                                                       (Dollars in thousands)
Statement of Operations
 Data:
 Domestic operating
  revenue...............  $   112,836  $    90,607  $   182,944  $   145,120  $   112,197  $   85,419  $   56,373
 Puerto Rico operating
  revenue...............       51,762       20,157       54,557        5,903          --          --          --
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
Total operating
 revenue................      164,598      110,764      237,501      151,023      112,197      85,419      56,373
Cost of services and
 equipment sold.........       31,586       27,024       54,818       38,228       26,129      22,152      13,424
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
Gross profit............      133,012       83,740      182,683      112,795       86,068      63,267      42,949
Selling, general and
 administrative.........       51,442       39,685       81,790       55,132       34,188      26,055      17,787
Depreciation and
 amortization...........       64,543       52,780      114,194       83,720       70,989      65,642      47,652
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
Operating income
 (loss).................       17,027       (8,725)     (13,301)     (26,057)     (19,109)    (28,430)    (22,490)
Interest expense........       21,940       20,578       45,155       33,379       27,886      23,357      21,040
Gain on sale of assets..        9,611           12            5        3,819        8,310         --          --
Income from Minority
 Cellular
 Investment
  Interests(1)..........        7,490        7,452       13,069       15,180       10,473       4,670       3,645
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
Income (loss) before
 income tax benefit and
 minority interest......       12,188      (21,839)     (45,382)     (40,437)     (28,212)    (47,117)    (39,885)
Income tax expense
 (benefit)..............        5,836       (5,683)     (13,597)      (7,295)     (11,596)    (14,456)    (11,780)
Minority interest in
 income (loss) of
 subsidiaries(2)........           (9)        (256)         162          153           15          69        (321)
                          -----------  -----------  -----------  -----------  -----------  ----------  ----------
Net income (loss).......  $     6,343  $   (16,412) $   (31,947) $   (33,295) $   (16,631) $  (32,730) $  (27,784)
                          ===========  ===========  ===========  ===========  ===========  ==========  ==========
Other Consolidated Data:
EBITDA(3)...............  $    81,570  $    43,496  $    99,208  $    55,852  $    47,793  $   34,444  $   24,080
EBITDA margin...........         49.6%        39.3%        42.1%        37.4%        44.2%       41.7%       43.6%
Cash flows provided by
 (used in):
 Operating activities...  $    56,265  $    26,003  $    54,771  $    26,956  $    24,282  $   10,390  $   (3,558)
 Investing activities...      (33,389)     (69,411)    (126,111)    (118,094)     (78,765)    (79,834)    (64,749)
 Financing activities...       (4,980)      16,531       42,545       67,256          152     182,722      65,702
Capital expenditures....       48,765       71,963      129,300       88,990       38,082      17,538       8,947
Ratio of earnings to
 fixed charges(4).......         1.52          --           --           --           --          --          --
Net Pops(5)(6)..........   10,792,000   10,846,000   10,846,000   10,846,000   10,661,000   6,491,500   5,020,400
Subscribers(5)..........      384,600      268,600      322,200      203,900      135,000      85,900      49,000
Pro Forma Leverage:
Annualized EBITDA(7)....  $   163,140          --           --           --           --          --          --
Net subsidiary
 debt(8)/Annualized
 EBITDA.................          7.6x         --           --           --           --          --          --

(Table continued from preceding page)

                          Six months ended
                            November 30,                      Years ended May 31,
                         --------------------  -----------------------------------------------------
                           1998       1997       1998       1997       1996       1995       1994
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        (Dollars in thousands, except as noted)
Other Rural Cellular
 Data:
EBITDA(3)............... $  60,264  $  42,393  $  86,669  $  64,278  $  48,208  $  34,511  $  24,080
EBITDA margin...........      53.4%      46.8%      47.8%      44.9%      44.6%      41.8%      43.6%
Capital expenditures.... $  18,150  $  18,287  $  38,996  $  38,921  $  22,604  $  17,319  $   8,947
Net Pops (excluding
 Minority Cellular
 Investment
 Interests)(5)(6)....... 5,777,000  5,777,000  5,777,000  5,777,000  5,592,000  5,412,100  3,941,000
Subscribers.............   285,900    217,900    252,700    187,000    135,000     85,900     49,000
Penetration(5)(9).......       4.9%       3.8%       4.4%       3.2%       2.4%       1.6%       1.2%
Churn rate..............       1.8%       1.8%       1.8%       2.3%       2.5%       2.5%       3.0%
Average monthly revenue
 per unit (actual
 dollars)(10)........... $      68  $      76  $      68  $      73  $      74  $      68  $      69
Acquisition cost per
 cellular customer
 (actual dollars)(11)... $     303  $     309  $     308  $     343  $     351  $     431  $     --
Cell sites(5)...........       379        295        363        212        185        --         --
Retail and service
 centers(5).............        65         57         59         41         25        --         --
Other Centennial de
 Puerto Rico Data:
EBITDA(3)............... $  21,306  $   1,103  $  12,539  $  (8,426) $    (415) $     (67)       --
EBITDA margin...........      41.2%       5.5%      23.1%      n.a.       n.a.       n.a.        --
Capital expenditures.... $  30,615  $  53,676  $  90,304  $  50,069  $  15,478  $     219        --
Net Pops(5)............. 3,839,000  3,839,000  3,839,000  3,839,000  3,839,000        --         --
Subscribers(5)..........    98,700     50,700     69,500     16,900        --         --         --
Penetration(5)(9).......       2.6%       1.3%       1.8%       0.4%       --         --         --
Churn rate..............       3.6%       2.9%       4.6%       2.6%       --         --         --
Average monthly revenue
 per unit (actual
 dollars)(10)........... $      89  $     102  $      92  $     113        --         --         --
Acquisition cost per
 cellular customer
 (actual dollars)(11)... $     201  $     159  $     164  $     310        --         --         --
Cell sites(5)...........       120        106        113         74        --         --         --
Retail and service
 centers(5).............        52         33         44         25        --         --         --

                                            As of November 30, 1998(12)
                                       ---------------------------------------
                                                        As Adjusted
                                               -------------------------------
                                                           Centennial Cellular
                                       Actual  Centennial       Operating
                                       ------- ----------  -------------------
                                               (Dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and restricted
 cash(13)............................. $32,516 $  71,255        $  71,255
Working capital.......................   8,909    66,369           66,369
Net fixed assets...................... 272,154   272,154          272,154
Total assets.......................... 849,844   942,561          942,561
Total long-term debt.................. 507,000 1,463,500        1,306,000
Redeemable preferred stock............ 193,539       --               --
Common stockholders' equity
 (deficiency).........................  38,927  (583,375)        (425,875)

--------

 (1) Represents our proportionate share of profits and losses based on our interest in earnings of limited partnerships controlled and managed by other cellular operators accounted for on the equity method.

 (2) Represents the percentage share of earnings of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

 (3) EBITDA is defined, for any period, as earnings before income from Minority Cellular Investment Interests, allocations to minority interests in consolidated subsidiaries, interest expense, interest income, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA should not be considered an alternative to net income as a measure of our operating results or to cash flow as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by various companies as a general measure of a company's performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be strictly comparable to other similarly titled measures of other companies.

 (4) For the purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest and extraordinary items, plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred debt issuance costs and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest. The ratio of earnings to fixed charges is less than one-to-one for all periods presented and, therefore, earnings are inadequate to cover fixed charges. The amount by which earnings exceeded (are less than) fixed charges for the six months ended November 30, 1998 and 1997 are $12,188 and $(21,839), respectively, and for the years ended May 31, 1998, 1997, 1996, 1995 and 1994 are $(45,382), $(43,189), $(33,412), $(47,117) and
     $(39,885), respectively.

 (5) As of period-end.

 (6) For the years ended May 31, 1995 and May 31, 1994, the number of Net Pops is based on 1990 population figures of an MSA or RSA, as derived from the 1990 U.S. Census data.

 (7) Annualized EBITDA equals EBITDA earned during the six months ended November 30, 1998, which was approximately $81.6 million, multiplied by two.

 (8) Net subsidiary debt equals total long-term debt of Centennial Cellular Operating and its subsidiaries of approximately $1.31 billion less cash, cash equivalents and restricted cash of approximately $57.5 million.

 (9) The penetration rate equals the percentage of total population in our service areas who are subscribers to our cellular service as of period-end.

(10) ARPU equals total monthly revenue per average subscriber.

(11) For the year ended as of the date shown. Determined for each period as total marketing cost plus cost of equipment sales (net of associated revenue), divided by the total subscriber activations during the fiscal year.

(12) The "Actual" column is as of November 30, 1998. The "As Adjusted" column gives pro forma effect to the Merger and related financings. See "Use of Proceeds."

(13) Cash, cash equivalents and restricted cash as of November 30, 1998 reflects the interest escrow of $57,501 that will be used to pay the first three interest payments on the notes.

                                  RISK FACTORS

      In addition to the other information in this Prospectus, you should consider carefully the following risk factors before tendering your Old Notes in the Exchange Offer.

Significant Indebtedness and Interest Payment Obligations

      The Company is highly leveraged as a result of the offering of Old Notes, borrowings under the Credit Facility and the issuance of subordinated notes of Centennial in the Mezzanine Financing. The proceeds of the Offering were used as a portion of the financing of the Merger to (i) pay for shares of capital stock of Centennial in the Merger, (ii) repay or repurchase certain indebtedness of Centennial (including the outstanding notes acquired in the debt tender offers), (iii) pay the fees and expenses incurred in connection with the Merger, the financing of the Merger and any other transactions contemplated by the Merger Agreement and (iv) purchase the pledged securities that will fund the first three scheduled interest payments on the notes. See "Use of Proceeds."

      As of November 30, 1998, after giving pro forma effect to the Offering and other financing of the Merger, Centennial Cellular Operating's consolidated long-term indebtedness would have been approximately $1.31 billion. In addition, Centennial (without its subsidiaries) would have had $180 million (face amount) of long-term indebtedness (other than its guarantee under the Credit Facility and its co-obligation under the notes). Following the financings related to the Merger, our consolidated long-term indebtedness was substantially greater than our long-term indebtedness before the Merger. In addition, the indenture governing the notes and our other debt instruments allows us to incur additional indebtedness, including secured indebtedness. As of November 30, 1998, on a pro forma basis, Centennial Cellular Operating would have had an aggregate of $114.0 million available for borrowing under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Our ability to make payments with respect to the notes and to satisfy our other debt obligations depends on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control.

      Our high level of indebtedness could have important consequences to noteholders, such as:

     . limiting our ability to obtain additional financing for future acquisitions (if any), working capital, capital expenditures or other purposes;

     . limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service;

     . increasing our vulnerability to adverse economic and industry conditions;

     . increasing our vulnerability to interest rate increases because borrowings under our Credit Facility are at variable interest rates; and

     . increasing our vulnerability to competitive pressures, as many of our competitors will be less leveraged than we are.

      Upon the issuance of the notes, our consolidated interest expense has increased compared to prior years. We currently believe that our cash flow, together with available borrowings under the Credit Facility, will permit us to pay our operating expenses and service our debts for the foreseeable future. Our belief is based on significant assumptions, including, among other things, that we will succeed in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If, in the future, we cannot generate sufficient cash from operations to make scheduled payments on the notes or to meet our other obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding sufficient to satisfy our debt service requirements. On a pro forma basis, earnings were insufficient to cover fixed charges for Centennial and Centennial Cellular Operating by $161.8 million and $138.9 million for the year ended May 31, 1998, and by $44.7 million and $32.9 million for the six months ended November 30, 1998.

Covenant Restrictions

      We and our subsidiaries are subject to significant operating and financial restrictions contained in the instruments governing the notes and our Credit Facility. Such restrictions affect, and in many respects significantly limit or prohibit, among other things, our ability to:

     .  borrow more funds,

     .  pay dividends,

     .  repay indebtedness prior to stated maturities,

     .  sell assets,

     .  make investments,

     .  engage in transactions with stockholders and affiliates,

     .  create liens, or

     .  engage in mergers or acquisitions.

      In addition, the Credit Facility requires us to maintain certain financial ratios. These restrictions could also limit our ability to obtain financing in the future, make needed capital expenditures, withstand a future downturn in our business or the economy in general or in our specific areas of coverage, or otherwise conduct necessary corporate activities. If we or our subsidiaries fail to comply with these restrictions, we may be in default under the terms of such indebtedness, even if we are otherwise able to meet our debt service obligations. In the event of a default, the holders of such indebtedness could elect to declare all such indebtedness, together with accrued interest, to be due and payable and a significant portion of our other indebtedness (including the notes) and that of our subsidiaries may become immediately due and payable. We cannot assure you that we or our subsidiaries would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if we were to obtain additional financing, such financing may be on terms unfavorable to us.

Subordination of the Notes to Senior Debt; Structural Subordination of the Notes to Subsidiary Debt

      The notes are subordinated to all our senior indebtedness. In addition, the notes effectively rank junior to all liabilities of our subsidiaries. As of November 30, 1998, after giving pro forma effect to the offering of Old Notes and the Company's use of the net proceeds thereof, our borrowings under the Credit Facility and an issuance of subordinated notes of Centennial, Centennial Cellular Operating would have had outstanding $936.0 million of senior indebtedness and $370 million of senior subordinated indebtedness. As of November 30, 1998, after giving pro forma effect as described, (a) Centennial (without its subsidiaries) would have had no indebtedness outstanding other than $180 million (face amount) of subordinated notes issued to WCAS Capital Partners III, L.P., its guarantee of $936.0 million of Centennial Cellular Operating's indebtedness under the Credit Facility and its co-obligation on the notes and (b) our subsidiaries would have had no indebtedness outstanding other than their guarantees of $936.0 million of funded indebtedness under the Credit Facility (a portion of which was borrowed directly by Centennial de Puerto Rico, which indebtedness is effectively senior to the notes). We also may incur additional senior indebtedness and our subsidiaries may incur additional indebtedness consistent with the terms of our debt agreements. For example, upon consummation of the offering of the Old Notes and the Company's use of the net proceeds thereof, as of November 30, 1998, we would have had $114.0 million available under our Credit Facility which, if borrowed, would be senior indebtedness and would be guaranteed by our subsidiaries other than Centennial de Puerto Rico and its subsidiaries. In the event of our bankruptcy, liquidation or dissolution, our assets would be available to pay obligations on the notes only after all payments had been made on our senior indebtedness. We cannot assure you that sufficient assets will remain to make any payments on the notes. In addition, certain events of default under our senior indebtedness would prohibit us from making any payments on the notes. The term "senior indebtedness" is defined in the "Description of the New Notes--Subordination" section of this Prospectus.

      Our company depends on the cash flow from our subsidiaries to meet our obligations, including all payments on the notes. Accordingly, our ability to make payments to holders of the notes depends on the receipt of sufficient funds from our subsidiaries. Because of the terms of existing and future indebtedness of our subsidiaries, including the Credit Facility, which is initially secured by the assets of our domestic subsidiaries, we may be restricted in receiving funds from our subsidiaries. The indenture for the notes permits our subsidiaries to enter into agreements which restrict dividends and distributions to the obligors. See "Description of the New Notes--Certain Covenants--Limitation on Restrictions on Subsidiary Dividends."

Notes Are Unsecured

      In addition to being subordinate to all of our senior indebtedness, the notes are not secured by any of our assets (other than the funds pledged to pay the first three interest payments). Our obligations under our Credit Facility are secured by substantially all of our assets, including assets held by our subsidiaries. Under the indenture governing the notes, the Obligors and their subsidiaries are permitted to incur additional secured indebtedness. If we became insolvent or are liquidated, or if payment under our Credit Facility is accelerated, the lenders under our Credit Facility would be entitled to exercise the remedies available to a secured lender under applicable law. Therefore, our bank lenders will have a claim on such assets before the holders of these notes. Because the notes are unsecured, there may be no assets remaining for the holders of notes or any assets may be insufficient to pay off the notes. See "Description of Certain Indebtedness."

Net Losses; Expectation of Future Net Losses

      Since our formation, we have concentrated on the acquisition, exchange, construction, initial operation and development of cellular telephone systems in our domestic markets and the provision of facilities-based integrated communications in Puerto Rico. Our business operations have incurred net losses for each of the past five fiscal years and, after giving pro forma effect to the offering of the Old Notes and borrowings under the credit facility, Centennial Cellular Operating would have incurred a net loss of $120.5 million for the fiscal year ended May 31, 1998. Following the Merger, we expect to report net losses for the foreseeable future due to increased interest payments and non-cash charges such as depreciation and amortization. We cannot assure you that in future periods our operations will generate sufficient earnings to pay our obligations, including the notes.

Competition in Rural Cellular Markets

      Our principal business, wireless telephone service, is highly competitive. Competition for wireless telephone service in each of our markets is based primarily on the quality of service, price, system coverage, enhancements offered, capacity and customer service. We compete with one cellular licensee in each geographic area and most of these competitors are larger, have greater financial resources than we do and may be less leveraged than we are. We also face competition from paging companies, landline telephone companies and resellers. The FCC requires cellular and PCS licensees to offer service to resellers on a nondiscriminatory basis. A reseller buys blocks of telephone numbers from cellular and PCS providers, usually at a discounted rate, and resells the service to the public for a profit. Many telecommunications companies resell wireless telephone service as a complement to other services, such as long distance or local telephone services.

      As a result of recent regulatory and legislative initiatives, we also face increased competition from entities using or proposing to use other comparable communications technologies. The FCC currently is licensing commercial PCS. The FCC identified two categories of PCS: broadband and narrowband. PCS is not a specific technology, but a variety of potential technologies that could compete with cellular telephone systems. For example, the broadband PCS systems licensed to operate in the 2 GHz band may provide wireless two-way telecommunications services for voice, data, graphic and other transmissions. Equipment used for broadband PCS includes small, lightweight and wireless telephone handsets, computers that can communicate over the airwaves wherever they are located, and portable facsimile machines and other graphic devices. Many PCS systems have commenced operations in the last few years. When a PCS system employs microcell technology, as is common, it uses a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile and portable voice and data communications. Many PCS licensees who will compete with us have access to substantial capital resources. In addition, many of these companies, or their affiliates, already operate large cellular telephone systems and thus bring significant wireless experience to this new marketplace. To date, we have experienced little impact from PCS competition in our domestic markets. However, there can be no assurance of the long-term effect these new PCS licensees may have on us.

      ESMR is a two-way wireless communications service that incorporates characteristics of cellular technology, including multiple low-power transmitters and interconnection with the landline telephone network. ESMR service may compete with cellular service by providing digital communication technology, lower rates, enhanced privacy and additional features such as electronic mail and built-in paging. Nextel Communications, Inc. is the primary provider of such services today.

      We may also face competition from satellite-based services. The FCC has issued a number of licenses to provide such services which would enable subscribers to access mobile communications systems throughout the world. Additional proposals for the provision of satellite services remain pending with the FCC and foreign regulatory bodies must approve certain aspects of some satellite systems. Although we may experience increased competition from such services in the future, such systems have not affected our operations to date.

      The FCC has made available other frequency bands that may be used for the provision of cellular-like services. The General Wireless Communications Service ("GWCS") and the Wireless Communications Service ("WCS") are two such services that are in their infancy. Although the FCC has proposed technical rules for WCS that will make commercial mobile services like cellular and PCS infeasible, there can be no assurance that the FCC will not adopt more flexible WCS technical rules that will enable WCS licensees to provide service comparable to cellular and PCS services.

      We are unable to predict whether such competing technologies or any new technologies will be successful and, if successful, whether any will provide significant competition for us. We cannot assure you that one or more of the technologies that we currently use in our business will not become inferior or obsolete at some time in the future.

Competition in Puerto Rico Market

Competition from Cellular Systems

      The market for wireless services is highly competitive in Puerto Rico. Our two main competitors for wireless services in the Puerto Rico market are CoreComm Incorporated ("CoreComm"), a publicly traded U.S. company, and the Puerto Rico Telephone Company, which is currently owned by the Commonwealth of Puerto Rico but which has agreed to sell a significant stake to GTE Corporation, a U.S. telecommunications company which will control the PRTC's board of directors. The parties' public statements indicate that they expect the transaction to close during the first quarter of 1999. In July 1998, GTE agreed to merge with Bell Atlantic. Both CoreComm and PRTC were earlier entrants into the Puerto Rico wireless market, have greater resources than we do and currently hold subscriber market shares of approximately 47% and 40%, respectively. CoreComm and PRTC offer both analog and digital cellular service (using TDMA technology) to their subscribers and offer greater roaming capacity to their customers traveling outside Puerto Rico, as both have roaming agreements with major cellular providers in the U.S. We currently offer roaming ability in the U.S. pursuant to an agreement with Sprint.

Competition From Other Broadband PCS Systems

      The FCC has issued a 30 MHz broadband PCS license for the Puerto Rico-U.S. Virgin Islands MTA to TeleCorp. The FCC has also issued four broadband PCS licenses for the San Juan, Puerto Rico Basic Trading Area ("BTA"), the Mayaguez-Aguadilla-Ponce, Puerto Rico BTA and the U.S. Virgin Islands BTA to other entities, including a 10 MHz license to the PRTC. If these licenses become operational, these broadband PCS systems will present additional competition to our PCS operations in Puerto Rico. We do not believe that TeleCorp, which is in the early stages of construction of its PCS system as part of a franchise relationship with AT&T Wireless Services, will achieve significant network coverage within the next twelve months.

      New PCS competitors will face a number of significant hurdles in building out their systems in Puerto Rico, including the development of a "backhaul" network connecting its cell sites with its switch. A competitor may (i) utilize PRTC's network, (ii) construct its own network, (iii) utilize our fiber optic network or (iv) choose a combination of these methods. We believe that few competitors will choose to build their own networks because of the significant cost and time constraints, nor will they choose to contract with the PRTC because of its poor reliability and the long wait times required for new T-1 service to be added. Thus, we believe that some of our competitors in Puerto Rico may seek to contract with us for backhaul services.

Competition From Resellers

      The FCC requires all cellular and PCS system operators to provide service on a nondiscriminatory basis to resellers, who provide service to customers but do not hold an FCC license or own facilities for the provision of such services. Instead, a reseller buys blocks of cellular telephone numbers from a licensed carrier, usually at a discounted rate, and resells service to the public through its own distribution methods. Thus, a reseller may be both a customer of a cellular or PCS provider and also a competitor. Ameritel, acting as a reseller, is currently offering cellular services at Radio Shack stores throughout Puerto Rico. We do not know of any other significant cellular resellers currently operating in competition with our PCS system.

Wireline Competition

      Our primary competitor for wireline service is the incumbent provider, the Puerto Rico Telephone Company, which has considerably greater resources than we do. GTE, which recently entered into a merger agreement with Bell Atlantic, has agreed to buy a significant stake in the PRTC and will control PRTC's board of directors. GTE and Bell Atlantic also have significantly greater resources than we do and may make changes to improve service which in turn may strengthen the PRTC's competitive position. The growth of the Company's market presence will depend upon its ability to obtain customers that are underserved by the PRTC (or its successor) or looking for an alternative. Because of the Company's ability to provide more timely installation and service to date, the Company has primarily attracted customers on the basis of quality and service rather than price. KMS, a U.S. corporation based in New Jersey, has announced plans to set up a fiber optic network in Puerto Rico to offer Internet access and data transmission, although it has not yet commenced construction.

Risks Associated With Acquisitions

      Since August 1988, we have acquired 29 cellular systems in the United States that we own and manage. Following the Merger, we intend to expand our current clusters through the acquisition of properties and target for purchase other small to mid-sized MSAs and strategic RSAs that we believe are undervalued or underdeveloped or that possess traits indicative of potentially high cellular usage and superior financial performance. There can be no assurance, however, that we will seek to acquire or be successful in acquiring any of these systems. Increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. The magnitude, timing and nature of future acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, competition with other telecommunications companies for suitable acquisitions, the negotiation of acceptable terms, our financial capabilities, the availability of skilled employees to manage the acquired companies and general economic and business conditions.

      We face risks that the systems we own and those we acquire in the future will not perform as expected and that such systems will not generate the returns necessary to repay the indebtedness incurred to acquire, or fund the capital expenditures needed to develop, the systems. In addition, expansion of our operations may place a significant strain on our company's management, financial and other resources. Our ability to manage future growth will depend upon our ability to monitor operations, control costs, maintain effective quality controls and significantly expand our internal management, technical and accounting systems, all of which will result in higher operating expenses. A failure to expand these areas or to implement and improve such systems, procedures and controls in an efficient manner and at a pace consistent with the growth of our business could have a material adverse effect on our business, prospects, operating results and ability to service our indebtedness, including the notes.

      In addition, we will incur considerable expenses to integrate acquired systems with existing operations before we earn any anticipated revenue from these systems, which may cause our operating results to fluctuate substantially. We will, among other things, have to integrate switching, transmission, technical, sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance and other systems and operating hardware and software, some of which may be incompatible with our existing systems. In addition, telecommunications providers generally experience higher customer and employee turnover rates during and after an acquisition. We cannot assure you that we will be able to successfully integrate the systems we own or may acquire or any other businesses we may acquire or that any such acquired business will not experience high employee or customer turnover rates after such acquisition.

      We may fail or be unable to discover certain liabilities, including liabilities arising from non-compliance with certain federal, state or local environmental laws by prior owners, when we perform due diligence investigations on each company or business we seek to acquire. We may be responsible for these liabilities (which may be material) as a successor owner. We generally seek to minimize our exposure to such liabilities by obtaining indemnification from each seller of the acquired companies and, in some cases, by deferring payment of a portion of the purchase price to support these indemnification obligations. However, we cannot assure you that we could enforce or collect such indemnifications, even if obtainable, or that the indemnifications would be sufficient in amount, scope or duration to fully offset the possible liabilities arising from the acquisitions.

      We expect to finance acquisitions with cash on hand, through issuances of debt or equity securities and through borrowings under credit arrangements, including pursuant to the credit facility. There is no assurance that we will be able to obtain additional financing in order to finance our acquisition strategy. The ability to obtain debt or equity financing is subject to market conditions and our current debt instruments limit our ability to incur additional indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Rapid Technological Changes

      Telecommunications providers face rapid and significant changes in technology. Certain new technologies may be protected by patents or other intellectual property laws and therefore may not be available. In particular, the wireless telecommunications industry is experiencing significant technological change, such as the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, the allocation of new radio frequency spectrum in which to license and operate wireless services, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences. Like others in the industry, we are uncertain about the extent of customer demand as well as the extent to which airtime and monthly access rates may continue to decline. We cannot predict the effect of technological changes on our business, and it is possible that technological developments will have a material adverse effect on us.

Potential for Adverse Regulatory Change and Need for Regulatory Approvals

Wireless

      The FCC regulates the licensing, construction, operation, acquisition and sale of commercial wireless communications systems, as well as the number of wireless licensees permitted in each market. Certain aspects of cellular operations may also be subject to public utility regulation in the state in which the service is provided. Changes in the regulation of commercial wireless services (such as cellular, PCS, or paging), wireless carriers, the licensing of additional connecting carriers in our service areas, the deregulation of interconnection arrangements or the loss of any license or licensed area previously awarded to us could have a material adverse effect on our operations. See "Business--Regulation."

      The FCC continues to license additional spectrum for the provision of wireless communications. In addition, all cellular and PCS licenses in the United States are subject to renewal upon the expiration of their initial ten-year term. Our company's initial cellular licenses have expired and will continue to expire in the near future. To date, however, we have successfully renewed each of our cellular licenses. We will continue to apply for renewal of our licenses in a timely fashion. Although we cannot assure you that these licenses will be renewed, we believe that each license will be renewed based upon FCC rules establishing a presumption in favor of licensees that have complied with their regulatory obligations during the prior license term. Any failure to renew our licenses would have a material adverse effect on our business, financial condition and results of operations.

      We must obtain a number of other approvals, licenses and permits in the operation of our business, including determinations of no hazard to navigation from the Federal Aviation Administration in connection with the construction of cellular and PCS towers. Additionally, the wireless communications industry is subject to certain state and local government regulation. Operating costs are also affected by other governmental actions that are beyond our control. We cannot assure you that the various federal, state and local agencies responsible for granting licenses, approvals and permits will do so or that, once granted, will not revoke or fail to renew them. The absence of such licenses, approvals and permits would adversely affect our existing operations and could delay commencement of or prohibit business operations that we propose.

      In addition, the Communications Act of 1934, as amended (the "Communications Act"), generally prohibits foreign persons or entities from controlling FCC licenses or holding interests of more than 25% in an FCC licensee. An FCC licensee may, however, request that the FCC allow a foreign entity to hold more than a 25% interest. These restrictions could adversely affect our ability to attract additional equity financing.

      The wireless communications industry is subject to continually evolving regulation. As new regulations are promulgated, we may be required to modify our business plans or operations in order to comply with any such regulations. There can be no assurance that we can do so in a cost-effective manner, if at all.

      In Puerto Rico, we are also subject to regulation by the Puerto Rico Planning Board, the Administration of Regulation and Permits and the Puerto Rico Telecommunications Regulatory Board. The powers of these authorities include a number of matters, such as cost-based rate-making that could have a material adverse effect on our business, financial condition and results of operations.

Wireline

      Lambda CLEC is subject to the Puerto Rico Telecommunications Act of 1996, which grants jurisdiction over telecommunications services and providers to the Puerto Rico Telecommunications Regulatory Board and purports to open the Puerto Rico telecommunications market to competition.

      In addition, Lambda CLEC is subject to the Communications Act. Pursuant to the Communications Act, the FCC requires all telecommunications carriers, including Lambda CLEC, to contribute to the federal universal service fund. The Communications Act also requires state public utilities commissions and/or the FCC to implement policies that mandate reciprocal compensation between local exchange carriers. On August 1, 1996, the FCC adopted rules implementing these policies, but various aspects of the order have been overturned by a federal court and the decision remains subject to further judicial review.

General

      From time to time, federal, state or commonwealth legislators propose legislation that potentially could materially affect us either beneficially or adversely. We cannot assure you that federal, state or commonwealth governments will not enact legislation or that the FCC, state or commonwealth regulatory authorities will not promulgate regulation or take other actions that might have a material adverse affect on our business. If the FCC allocates radio spectrum for services that compete with our business, these changes could materially and adversely affect our business, prospects, operating results or ability to service our indebtedness, including the notes.

Fluctuations in Market Value of Our Licenses

      A substantial portion of our assets consists of our interests in cellular licenses held by subsidiaries. While there currently exists a market for the purchase and sale of cellular licenses, including those in our markets, such a market may not exist in the future or the values of our licenses in such a market may fall. The future value of our interests in our cellular licenses will depend significantly upon the success of our business. The transfer of interests in such licenses is subject to prior FCC approval, which may have the effect of reducing the value of the license. As a consequence, if the market value of our cellular licenses decreases significantly, we may realize a material loss upon the sale of any of our licenses.

Risks Associated with Regional Economic Conditions

      Our success depends upon various factors related to business and economic conditions and consumer spending in the regions where our principal operations are located. If existing economic conditions were to deteriorate in any of our regions, the market for cellular services to business and consumer subscribers may grow more slowly or may decline, thereby materially and adversely affecting our business and results of operations. The fact that we have clustered our operations geographically may increase this risk.

Risks Associated with Conditions in Puerto Rico

      Our business in Puerto Rico is dependent on the business and economic conditions and consumer spending generally in Puerto Rico. If existing economic conditions in Puerto Rico were to deteriorate, the market for wireless or wireline services in Puerto Rico may grow more slowly or decline. This would have an adverse impact on our business in Puerto Rico and, because our Puerto Rico operations currently generate approximately 25% of our company's EBITDA, on our financial condition and results of operations generally.

      In particular, our business in Puerto Rico may be materially adversely affected by events such as hurricanes, labor strikes and the like which affect Puerto Rico generally. Puerto Rico was hit by Hurricane Georges in September 1998. The island suffered significant damage as a result of the storm. Less than 10% of our PCS towers and microwave transmitters were damaged during the hurricane, which interrupted service to approximately 25% of our customers in Puerto Rico. After consideration of expected insurance recoveries, the Company believes it will not incur significant losses as a result of the effects of the damage caused by Hurricane Georges. During the three months ended November 30, 1998, the Company recorded approximately $1.6 million of insurance recoveries related to subscriber refunds within revenue. Other hurricanes or adverse weather conditions that may hit the island from time to time may have a material adverse effect on our business in Puerto Rico.

      Any change in Puerto Rico's political status with the U.S., or the ongoing debate on such status, could also affect the economy of Puerto Rico. The ultimate effect of possible changes in Puerto Rico's governmental and political status is uncertain and, accordingly, we cannot assure you that such changes will not materially adversely affect our business and results of operations.

Operating Costs Due to Fraud

      Like most companies in the cellular industry, we incur costs associated with unauthorized use of our network. Fraud increases interconnection costs, capacity costs, administrative costs, costs incurred for fraud prevention and payments to other carriers for unbillable fraudulent roaming. We currently employ anti-fraud measures in our rural cellular clusters and intend to continue to develop and invest in measures to prevent cellular fraud. Even so, we cannot assure you that we will not incur substantial costs due to fraud. In addition, while we have not experienced significant costs in the past due to our anti-fraud measures and the costs associated with unauthorized use of our cellular network, we cannot assure you that these costs will not become substantial in the future.

      We have not yet experienced any fraud problems in connection with our wireless service in Puerto Rico because of its use of CDMA technology. We cannot assure you, however, that a fraud problem will not develop or that we will not incur substantial costs due to fraud in the future.

Risk Related to Strategy to Reduce Roaming Rates

      We earn much of our revenue from customers of other cellular providers who are roaming in our markets. Roaming rates per minute pursuant to reciprocal roaming arrangements have declined over the last several years and we expect that such declines will continue for the foreseeable future. We have implemented a strategy of aggressively pricing roaming rates to encourage other cellular and PCS providers to include portions of our service areas within their home calling regions and to discourage wireless providers from expanding their footprints into our service areas. While we benefit from lower roaming rates when we remit to other cellular providers roaming charges incurred by our subscribers in other cellular providers' calling regions, we receive less revenue per minute of use from customers roaming in our markets. We cannot assure you that the decline in roaming rates will be offset by the benefits of increased roaming minutes of use by other cellular and PCS providers or that such decline will not materially adversely affect our results of operations.

Possible Inability to Purchase Notes upon a Change of Control

      Upon certain change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Our ability to repurchase the notes upon a change of control event will be limited by the terms of our debt agreements. Upon a change of control event, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under our Credit Facility or the Mezzanine Financing. There can be no assurance that we would be able to repay amounts outstanding under our Credit Facility or obtain necessary consents under such facility to repurchase these notes. Any requirement to offer to purchase any outstanding notes may result in us having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance such indebtedness, such financing may be on terms unfavorable to us. The term "Change of Control" is defined in the section "Description of the New Notes--Certain Definitions."

Pledge of Stock by Centennial Cellular Operating

      Centennial Cellular Operating has pledged as security the shares of all its direct and indirect subsidiaries (other than foreign subsidiaries) to the lenders under the Credit Facility. The pledge of such shares could impair our ability to obtain future financing on favorable terms, if at all. Further, in the event Centennial Cellular Operating were to default on its obligations under the Credit Facility and the lenders were to foreclose upon such pledged capital stock, Centennial Cellular Operating, as the holding company for such subsidiary, would likely be unable to service or repay its indebtedness, including the notes. See "Description of Certain Indebtedness."

Risks Related to Co-Obligor; Guarantee by Centennial Under Credit Facility

      Centennial, which is a co-obligor of the Notes, has no assets other than the stock of Centennial Cellular Operating. Therefore, Centennial would be unlikely to be able to make payments on the notes if Centennial Cellular Operating fails to make such payments. In addition, Centennial is not be subject to the covenants of the indenture governing the notes before or after the Merger.

      Centennial has unconditionally guaranteed all obligations of its subsidiary, Centennial Cellular Operating, which is the borrower under the credit facility. In the event that Centennial Cellular Operating were to default on its obligations under the Credit Facility and the lenders were to seek to enforce such guarantee, Centennial would likely be unable to service or repay its indebtedness, including the notes. See "Description of Certain Indebtedness."

Changes in Tax Law

      Section 936 of the Internal Revenue Code of 1986 was amended in 1996. This section had historically provided tax incentives for U.S. companies to operate in Puerto Rico and to reinvest the earnings from their Puerto Rico operations in Puerto Rico. One result of this tax preference was to encourage the development of business and manufacturing operations in Puerto Rico and to make available to certain Puerto Rico businesses financing at rates below those generally offered by commercial banks. As a result of the 1996 amendment to
Section 936, such favorable financing rates are no longer available.

      The tax benefits available to corporations, such as pharmaceutical companies, doing business in Puerto Rico phase out in annual increments through 2005. Consequently, such corporations may reduce or close their Puerto Rico operations and may reduce their re-investments in Puerto Rico. The changes may also reduce the incentives for new investments in Puerto Rico. We do not yet know the full extent to which our business in Puerto Rico will be affected by such changes in the tax law. However, if the change diminishes the overall level of business activity in Puerto Rico, it could cause our company's business customers and other cellular subscribers roaming within our coverage area to reduce their telecommunications usage. A significant reduction in such usage would have a material adverse effect on our business and results of operations.

Bankruptcy Risks Related to Escrow and Pledge Account

      If we or any of our subsidiaries commence a bankruptcy or reorganization case, or one is commenced against us, the bankruptcy law may prevent the trustee under the indenture governing the notes from foreclosing on and selling the escrow funds if an event of default on the notes occurs. Under applicable bankruptcy law, secured creditors such as the holders of the notes are prohibited from foreclosing upon or disposing of a debtor's property without prior bankruptcy court approval. See "Description of the New Notes--Security."

Fraudulent Conveyance

      We believe that we incurred the indebtedness represented by the notes for proper purposes and in good faith. Based on current asset valuations and other financial information, we also believe that we were solvent after issuing the notes, consummating the Merger and completing the other financings required for the Merger. We expect that we will have sufficient capital to carry on our business and to pay our debts as they mature. See "--Significant Indebtedness and Interest Payment Obligations." Notwithstanding this belief, however, if an unpaid creditor or a representative of a creditor (such as a trustee in bankruptcy or a debtor-in-possession) were to sue us in an appropriate court, the court might find that, when we issued the notes,

  (i) we incurred the indebtedness with intent to hinder, delay or defraud any present or future creditor or we contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or

  (ii) we incurred the indebtedness for less than reasonably equivalent value and, at the time, we

     .  were insolvent,

     .  were rendered insolvent by reason of such incurrence,

     . were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital,

     . intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured or

     . were a defendant in an action for money damages or had a judgment for money damages docketed against us (in either case, if after final judgment, the judgment remained unsatisfied).

      In such event, the court could, among other things, (x) void all or a portion of our obligations to you, the effect of which would be that you may not be repaid in full and/or (y) subordinate our obligations to you to our other existing and future indebtedness to a greater extent than would otherwise be the case, the effect of which would entitle such other creditors to be paid in full before any payment could be made on the notes. We cannot assure you that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of holders of the notes.

      Courts applying the laws of different jurisdictions will use different standards to determine whether we are insolvent for purposes of the foregoing. Generally, however, a company would be considered insolvent for purposes of the foregoing if the sum of the company's debts is greater than all of the company's property at a fair valuation, or if the present fair saleable value of the company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and mature. We cannot predict what standards a court would apply to determine whether we were solvent at the relevant time.

Potential Failure of Computer Systems to Recognize Year 2000

      During fiscal 1998, we began a review of our computer systems and related software to identify systems and software that might malfunction due to a misidentification of the Year 2000. Most of our customer-related computer systems and databases, including our billing systems, are managed by third parties under contractual arrangements. We have requested those third parties to advise us as to whether they anticipate difficulties in addressing Year 2000 problems and, if so, the nature of such difficulties. Our management has not finally determined the cost associated with its Year 2000 readiness efforts and the related potential impact on our results of operations. Amounts expended to date have not been material. We cannot assure you that the systems of other companies on which we rely, including third party billers, will be converted in time or that any such failure to convert by another company will not have a material adverse effect on our business, financial condition or results of operations.

Risks Associated With Certain Changes in Senior Management

      Michael J. Small, who became the Chief Executive Officer of Centennial upon the consummation of the Merger, has 17 years of experience in the telecommunications industry but has no experience managing our operations. We will not have employment contracts with senior management personnel other than Mr. Small, whose contract expires on September 30, 2002; Rudy J. Graf, who is the Chief Operating Officer pursuant to a new employment contract that expires on May 31, 1999; Peter Chehayl, who became Vice President and Chief Financial Officer following the Merger; and Edward G. Owen, who became Vice President-- Corporate Development following the Merger. To the extent that these key individuals do not remain with Centennial at the end of their respective employment terms, such change in management could have a material adverse effect on our company unless we can obtain a suitable replacement in a timely manner. Our management will also be required to devote additional time and resources toward recruitment, hiring and training to fill such positions, which, if substantial, could result in a material adverse effect on our business, prospects, operations or results of operations. If the senior management team is not put into place, or if our executive officers do not achieve their management objectives in a timely manner, our business, prospects, operating results and ability to service our indebtedness, including the notes, may be materially adversely affected.

Control by the Equity Investors

      Following the Merger, 92.9% of Centennial's outstanding Common Shares are held by WCAS VIII, certain of its affiliates and certain other equity investors. Accordingly, these equity investors will, directly or indirectly, control our company and have the power to elect all of our directors, appoint new management and approve or reject any action requiring the approval of stockholders, including adopting amendments to our charter and approving mergers and sales of all or substantially all of our assets. In addition, the existence of a controlling stockholder may have the effect of making it difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding Common Shares of Centennial. See "Principal Stockholders" and "Certain Relationships and Related Transactions--Equity Investor Agreements."

Investment Interests; Capital Calls

      We have a limited ability to direct the operation of any system in which we now or in the future hold a minority investment as a limited partner. In addition, these investment partnerships are entitled to make certain demands for capital contributions, including to complete acquisitions by the limited partnerships. If we do not meet such a capital call, our ownership interest in such system may be diluted. Capital calls with respect to such investment interests for the fiscal years ended May 31, 1998, 1997 and 1996 were approximately $0.8 million, $2.9 million and $1.5 million, respectively. We have, to date, paid all capital calls that we have received. Although we anticipate that such capital calls will decrease over time, we cannot assure you that such capital calls will, in fact, decrease. We cannot assure you that we will be able to pay such capital calls when due. In addition, under the indenture relating to the notes, we will be permitted to dividend to Centennial, our parent company, all cash received from our non-subsidiary investment interests.

Equipment Failure; Natural Disaster

      A major equipment failure or a natural disaster affecting any one of our central switching offices or certain of our cell sites or microwave links could have a material adverse effect on our business, prospects, operating results or ability to service our indebtedness, including the notes. In particular, our business in Puerto Rico may be materially adversely affected by events such as hurricanes, labor strikes and the like which affect Puerto Rico generally. Puerto Rico was hit by Hurricane Georges in September 1998 and the island suffered significant damage as a result of the storm. After giving effect to insurance proceeds that we expect to receive, there will be no material adverse impact on our Company's operating results. Other hurricanes or adverse weather conditions that may hit the island from time to time may have a material adverse effect on our business in Puerto Rico. Although we currently carry "business interruption" insurance and expect to carry similar insurance following the Merger, our insurance policies may not entirely cover all damages we may suffer.

Radio Frequency Emission Concerns

      Media reports have suggested that certain radio frequency ("RF") emissions from portable cellular telephones may be linked to cancer and interfere with heart pacemakers and other medical devices. Concerns over RF emissions and interference may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon our business. During the past two years, the FCC has updated its guidelines and methods for evaluating the environmental effects of RF emissions. The updated guidelines generally are more stringent than the previous rules, based on recommendations of federal health and safety agencies, including the Environmental Protection Agency and the Food and Drug Administration. However, we do not believe these guidelines will have a material impact on our operations. Among the guidelines are limits for specific absorption rate for evaluation of certain hand-held devices such as cellular telephones, as well as guidelines for the evaluation of cellular transmitting facilities. We believe that the cellular telephones currently marketed and generally used, as well as our transmission facilities, comply with the new standards. Moreover, the FCC preempted state and local government regulation of cellular and other personal wireless services facilities based on RF environmental effects to the extent that such facilities comply with the FCC's rules concerning such RF emissions. Potential interference to medical devices involves primarily digital transmissions rather than analog. Industry, government and medical experts have been conducting tests and developing methods for reducing or eliminating such interference.

Information Provided to WCAS VIII

      This Prospectus contains projections that were prepared in June 1998 and which we included herein solely because they were shown to WCAS VIII prior to Acquisition's entering into the Merger Agreement and because they were included in the registration statement on Form S-4 filed in connection with the Merger. None of WCAS VIII, the Initial Purchasers or their affiliates prepared the projections or expect them to be achieved. WCAS VIII has informed us that, in its judgment, it does not expect the projected results to be achieved and, accordingly, it did not rely on the projections in negotiating the Merger Agreement. The projections have not been updated since June 1998 and we do not intend to update the projections publicly. The projections were not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Accordingly, prospective investors in the notes are cautioned not to place any reliance on the projections. See "Forward-Looking Statements."

      We have also informed WCAS VIII that our internal financial forecasts (upon which the projected financial performance provided to WCAS VIII was based in part) are, in general, prepared solely for internal use and capital budgeting and other management decision-making purposes and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. Projected information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond our control, or the control of WCAS VIII and its financial advisors. Many of the assumptions upon which the foregoing projected financial performance was based, none of which were approved by WCAS VIII, Acquisition or the Initial Purchasers, are dependent upon economic forecasting (both general and specific to our businesses), which is inherently uncertain and subjective. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORECASTED RESULTS ARE INDICATIVE OF OUR FUTURE PERFORMANCE OR THAT ACTUAL RESULTS WILL NOT BE MATERIALLY HIGHER OR LOWER THAN THOSE FORECASTED. INCLUSION OF THE PROSPECTIVE FINANCIAL INFORMATION IN THIS PROSPECTUS SHOULD NOT BE REGARDED AS A REPRESENTATION BY ANY PERSON THAT THE FORECASTED RESULTS WILL BE ACHIEVED. None of WCAS VIII, Acquisition, our company, the Initial Purchasers or their respective financial advisors assumes any responsibility for the ultimate outcome of any of such projections. Inclusion of the foregoing projections should not be regarded as an indication that WCAS VIII, Acquisition, our company, the Initial Purchasers or any other person who received such information considers it an accurate prediction of future events.

Absence of Public Market for the New Notes

      The New Notes are being offered to the holders of the Old Notes. The Old Notes were sold to the Initial Purchasers on December 14, 1998 and then resold to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and pursuant to offers and sales outside the United States within the meaning of Regulation S under the Securities Act and are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) market. The New Notes are securities for which there currently is no market. If the New Notes are trades, they may trade at a discount from their face value, depending upon prevailing interest rates, the market for similar securities and other factors. The Company and Centennial Cellular Operating do not intend to apply for listing of the New Notes on any securities exchange or the Nasdaq National Market. Accordingly, there can be no assurance as to the development or liquidity of any trading market for the New Notes.

      Historically, there has been substantial volatility in the market for non-investment grade debt, such as the notes, due to market disruptions. This volatility has increased in recent months and the liquidity of non-investment grade securities has declined significantly. We cannot assure you that the market, if any, for the notes will not be subject to similar disruptions. Any such disruptions may have a material adverse effect on the holders of the notes.

Consequences of the Exchange Offer to Non-Tendering Holders of the Old Notes

      In the event the Exchange Offer is consummated, the Company and Centennial Cellular Operating will not be required to register the Old Notes under the Securities Act. In such event, the New Notes would rank pari passu with the Old Notes, and the holders of Old Notes seeking liquidity in their investment would have to rely on exemptions from registration requirements under the securities laws, including the Securities Act. A reduction of the aggregate principal amount of the Old Notes outstanding as a result of the consummation of the Exchange Offer may have an adverse effect on the ability of holders of the Old Notes to transfer such Old Notes.

                                   THE MERGER

      The following is a summary of the structure of the Merger that was consummated on January 7, 1999. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the Commission.

Structure of the Merger

      Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Acquisition merged with and into Centennial and Centennial was the surviving corporation in the Merger. At the effective time of the Merger, by virtue of the Merger,

  . each issued and outstanding share of Class A Common Stock, par value $.01 per share, of Centennial was converted into the right to receive, subject to proration so that the aggregate number of common shares of the surviving corporation received by the holders of Common Shares is equal to 7.1% of the common shares of the surviving corporation outstanding immediately after the effective time of the Merger, either
     (a) one common share of the surviving corporation or (b) $41.50 in cash (the "Cash Merger Consideration");

  . all outstanding shares of Class B Common Stock, par value $.01 per share, were converted into the right to receive the Cash Merger Consideration; and

  . all outstanding shares of Convertible Preferred Stock and Second Series Convertible Preferred Stock of Centennial were converted into the right to receive the Cash Merger Consideration on an as-converted basis.

      The surviving corporation in the Merger continues to operate under the name "Centennial Cellular Corp."

Financing of the Merger

      A total of approximately $1.87 billion was required to pay the cash consideration to Centennial stockholders in the Merger, repay the Company's indebtedness (including the purchase of Tendered Notes in the Debt Tender Offers), pay the related fees and expenses and purchase the Pledged Securities. See "Summary--The Merger--Sources and Uses of Funds." The sources of funding for the Merger and the related transactions were the Credit Facility, the Mezzanine Financing, the Common Equity Contribution and the Offering of the Old Notes (collectively, the "Merger Financing").

      In connection with the Merger, Centennial Cellular Operating and its Puerto Rico subsidiary borrowed approximately $936.0 million under the $1,050 million Credit Facility. A group of lenders provided Centennial Cellular Operating with the Credit Facility, consisting of an $900 million term loan facility and a $150 million revolving credit facility. See "Description of Certain Indebtedness."

      WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS VIII, purchased, at the time of the consummation of the Merger, unsecured subordinated notes due 2009 of Centennial and common shares of Centennial at an aggregate price of $180 million. In addition, the other Equity Investors made a Common Equity Contribution of $400 million to purchase Common Shares at the time of the consummation of the Merger. In total, the Equity Investors owned 9,638,554 Common Shares immediately following the consummation of the Merger (prior to giving effect to a three-for-one stock split effected on January 8, 1999).

Debt Tender Offers and Solicitations

      In connection with the Merger, Centennial consummated the Debt Tender Offers to acquire approximately 99% of its outstanding Tendered Notes and to eliminate the interest expense associated with the Old Notes. Pursuant to consent solicitations which were made in order to enhance the operating and financial flexibility of the Company, Centennial entered into supplemental indentures, approved by the required number of holders of the Tendered Notes, to eliminate most of the restrictive covenants contained in the indentures governing the Tendered Notes and to amend certain other provisions contained in such indentures. As of the expiration date of the Debt Tender Offers, valid irrevocable tenders and consents had been received from 99.4% of holders of the 2001 Notes and 99.8% of holders of the 2005 Notes. From time to time in the future, Centennial or its affiliates may seek to acquire any Tendered Notes that remain outstanding following the consummation the Debt Tender Offers, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as it may determine, which may be more or less than the price to be paid pursuant to the related Debt Tender Offer and could be for cash or other consideration. In addition, the Company may elect to redeem or defease any Tendered Notes that remain outstanding in accordance with the terms of the applicable Tendered Note indenture.

                                USE OF PROCEEDS

      The Company and Centennial Cellular Operating will not receive any proceeds from the issuance of New Notes pursuant to the Exchange Offer. The Offering resulted in net proceeds to the Company, as the successor to Centennial Finance Corp., and Centennial Cellular Operating of approximately $353.6 million (after payment of underwriting discounts and other issuance costs aggregating approximately $16.5 million). The net proceeds from the Offering, the Mezzanine Financing and the Common Equity Contribution, together with borrowings under the Credit Facility, were used to (i) fund payment of the cash consideration in the Merger, (ii) repay or repurchase certain indebtedness of Centennial (including the Tendered Notes purchased in the Debt Tender Offers), (iii) pay the fees and expenses incurred in connection with the Merger, the Merger Financings and the other transactions contemplated by the Merger Agreement, and (iv) purchase the pledged securities.

      The following table sets forth the sources and uses of funds in connection with the financing of the Merger as of the Merger's consummation on January 7, 1999:

                                                                Amount
                                                         ---------------------
                                                         (Dollars in millions)
Sources of Funds
Credit Facility(1)......................................       $  936.0
Old Notes(2)............................................          370.0
Mezzanine Financing of parent (Centennial)(3)...........          180.0
Common Equity Contribution..............................          400.0
                                                               --------
  Total Sources of Funds................................       $1,886.0
                                                               ========
Uses of Funds
Cash Merger Consideration(4)............................       $1,203.5
Repayment of net existing indebtedness and preferred
 dividends accrued(5)...................................          507.0
Restricted interest escrow investment(2)................           57.5
Premiums on Debt Tender Offers for Tendered Notes(6)....           40.0
Fees and expenses(7)....................................           78.0
                                                               --------
  Total Uses of Funds...................................       $1,886.0
                                                               ========

--------

(1) The Credit Facility consists of three term loans in aggregate principal amount of $900 million and a revolving credit facility in an aggregate principal amount of up to $150 million. The borrowers under these facilities are Centennial Cellular Operating and, for a portion thereof, Centennial de Puerto Rico. Centennial, together with the direct and indirect subsidiaries of Centennial Cellular Operating (excluding initially Centennial de Puerto Rico and its subsidiaries, which subsidiaries have guaranteed the obligations of Centennial de Puerto Rico under the Credit Facility), have unconditionally guaranteed, jointly and severally, the obligations of the borrowers under such facilities. See "Description of Certain Indebtedness."

(2) Upon consummation of the Merger, approximately $57.5 million of the proceeds from the Old Notes was deposited with the Trustee to purchase pledged securities to pay the first three scheduled interest payments on the Notes at the stated interest rate. See "Description of the New Notes-- Security."

(3) WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS VIII, purchased, at the time of the consummation of the Merger, unsecured subordinated notes due 2009 and common shares of Centennial at an aggregate price of $180 million. The issuance of $180 million principal amount of Mezzanine Financing has been allocated as $157.5 million debt and $22.5 million equity.

(4) Includes $1,033.1 million in consideration for the Common Shares, $128.2 million in consideration for the Common Shares issued upon conversion of Centennial's preferred stock and $42.3 million in consideration for the settlement of outstanding options to purchase Common Shares.

(5) Represents the amount of debt tender offer payments and funds required to repay total existing indebtedness of Centennial. In connection with the Merger, Centennial consummated the Debt Tender Offers to acquire its outstanding 8 7/8% Senior Notes due 2001 and 10 1/8% Senior Notes due 2005. At the expiration of the Debt Tender Offers, Centennial paid consent solicitation fees and tender offer payments to 99.4% of holders of the 2001 Notes and 99.8% of holders of the 2005 Notes. The amount required to repay existing indebtedness and preferred dividends accrued of Centennial and the Notes includes accrued interest of $2.3 million and preferred dividends of $16.4 million, less cash on hand, which was approximately $18.7 million.

(6) The amount required to pay the debt tender premiums associated with the debt tender offers for the outstanding notes. The amount shown above includes the consent solicitation fees associated with the debt tender offers.

(7) Assumed for simplicity to be paid by Centennial and includes all fees and expenses related to the Merger, this Offering and the transactions contemplated thereby.

                               THE EXCHANGE OFFER

Terms of the Exchange Offer

      The holders of the Old Notes currently are entitled to certain registration rights under the Registration Rights Agreement. Pursuant thereto, the Company and Centennial Cellular Operating became obligated to file with the Commission a registration statement covering the offer by the Company and Centennial Cellular Operating to the holders of the Old Notes to exchange all of the Old Notes for the New Notes. The Exchange Offer being made hereby, if consummated, will satisfy the Company's and Centennial Cellular Operating's obligations under the Registration Rights Agreement.

      Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company and Centennial Cellular Operating will accept all Old Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer.

      Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business, and such holders have no arrangement with any person to participate in the distribution of such New Notes. See Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).

      If any person were to be participating in the Exchange Offer for the purposes of distributing securities in a manner not permitted by the Commission's interpretation, such person (i) could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation or similar interpretive letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See "Plan of Distribution."

      As of the date of this Prospectus, there was $370,000,000 aggregate principal amount of the Old Notes outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all such registered holders as of the date of this Prospectus.

      The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving the New Notes from the Company and delivering New Notes to such holders.

      If any tendered Old Notes are not accepted for exchange because of an invalid tender, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

      If Old Notes are not tendered, they shall remain outstanding and shall continue to accrue interest from their date of issue, December 14, 1998, at a rate of 10 3/4% per annum.

      In the event the Exchange Offer is consummated, the Company will not be required to register the Old Notes. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk Factors--Consequences of the Exchange Offer to Non-Tendering Holders of the Old Notes."

      The term "Expiration Date" shall mean the expiration date set forth on the cover page of this Prospectus, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

      In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

      In addition, the Company will issue notice of each such extension by press release or other public announcement as contemplated by the provisions of Rule 14e-1 promulgated under the Exchange Act.

Interest on the New Notes

      The New Notes will bear interest from December 14, 1998, payable semiannually on June 15 and December 15 of each year, commencing June 15, 1999, at a rate of 10 3/4% per annum.

Procedures for Tendering

      The tender to the Company of Old Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

      A holder of Old Notes may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old Notes being tendered and any required signature guarantees, to the Exchange Agent at its address set forth on the back cover of this Prospectus on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

      If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a book-entry transfer facility) whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office or correspondent in the United States, or by a member firm of a national securities exchange or of the

National Association of Securities Dealers, Inc., which firm must also be a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (any of the foregoing being hereinafter referred to as an "Eligible Institution"). If the New Notes and/or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

      The method of delivery of Old Notes and all other documents is at the election and risk of the holder. If sent by mail, it is recommended that registered mail, return receipt requested, be used, proper instance be obtained, and the mailing be made sufficiently far in advance of the Expiration Date to permit delivery to the Exchange Agent on or before the Expiration Date.

      The Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at the book-entry transfer facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution, that is a participant in the book-entry transfer facility's system may make book-entry delivery of Old Notes by causing such book-entry transfer facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's accounts at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth on the back cover page of this Prospectus on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

      If a holder desires to accept the Exchange Offer, and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office listed on the back cover hereof on or prior to the Expiration Date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Old Notes are registered and, if possible, the certificate numbers of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Old Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

      A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the book-entry transfer facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of New Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Notes.

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Notes. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification.

      By tendering, each holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of such holder's business, (ii) such holder has no arrangement with any person to participate in the distribution of such New Notes, (iii) such holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, and (iv) if such holder is a broker or a dealer (as defined in the Exchange Act), that it acquired the Old Notes for its own account as a result of market-making activities on other trading activities and that it has not entered into any arrangement or understanding with the Company or any "affiliate" of the Company to distribute the New Notes received in the Exchange Offer.

Withdrawal of Tenders

      Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

      To withdraw a tender of Old Notes in the Exchange Offer, a written transmission notice of withdrawal via telegram, telex, facsimile transmission or letter must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the depositor withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes that have been tendered but that are not accepted for exchange will be returned to thsoon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

Conditions

      The Exchange Offer is not subject to any conditions other than that the Exchange Offer does not violate applicable law or any applicable interpretation of the staff of the Commission.

Exchange Agent

      [     ] has been appointed as Exchange Agent for the Exchange Offer.
Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal and deliveries of completed Letters of Transmittal with tendered Old Notes should be directed to the Exchange Agent addressed as follows:

      By Hand/Overnight Express:

                                          By Mail:

      [     ]                             [     ]
      [     ]                             [     ]
      [     ]                             [     ]
      [     ]                             [     ]

Fees and Expenses

      The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company and Centennial Cellular Operating. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and their affiliates in person, by telegraph or telephone.

      The Company and Centennial Cellular Operating will not make any payments to brokers, dealers, or other persons soliciting acceptances of the Exchange Offer. The Company and Centennial Cellular Operating will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company and Centennial Cellular Operating may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes, and in handling or forwarding tenders for exchange.

      The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, but not including transfer taxes, if any, relating to the sale or disposition of the Old Notes by a holder of the Old Notes, will be paid by the Company, and are estimated in the aggregate to be $ .

                                 CAPITALIZATION

      The following table sets forth (i) the actual consolidated capitalization of Centennial as of November 30, 1998 and (ii) the consolidated capitalization of Centennial and Centennial Cellular Operating at such date as adjusted to give effect to the Merger, the Merger Financings and related transactions. This table should be read in conjunction with "The Merger," the consolidated financial statements of Centennial, including the notes thereto, included herein and the unaudited pro forma financial statements included herein. See "Unaudited Pro Forma Financial Information."

                                  As of November 30, 1998
                         -----------------------------------------
                           Actual            As Adjusted
                         ---------- ------------------------------
                                                    Centennial
                         Centennial Centennial  Cellular Operating
                         ---------- ----------  ------------------
                                  (Dollars in thousands)
Cash....................  $ 32,516  $  13,754       $  13,754
                          ========  =========       =========
Restricted
 investments(1).........       --   $  57,501       $  57,501
                          ========  =========       =========
Debt (including current
 portion):
Credit Facility(2)......       --   $ 936,000       $ 936,000
Notes issued in the
 Offering(1)............       --     370,000         370,000
Notes issued in
 Mezzanine Financing....       --   157,500(3)            --
Existing debt...........  $507,000        --              --
                          --------  ---------       ---------
Total debt..............   507,000  1,463,500       1,306,000
Preferred stock.........   193,539        --              --
Stockholders' equity
 (deficit)..............    38,927   (583,375)       (425,875)
                          --------  ---------       ---------
Total capitalization....  $739,446  $ 880,125       $ 880,125
                          ========  =========       =========

--------

 .(1) Upon consummation of the Merger, approximately $57,501 of the proceeds from the Old Notes was used to purchase securities pledged to pay the first three scheduled interest payments on the notes. See "Description of the New Notes--Security."

(2) The Company has the ability to borrow an additional $114,000 for general corporate purposes pursuant to a revolving credit facility under the Credit Facility.

(3) Represents the debt portion of $180,000 principal amount of subordinated notes and Common Shares issued in the Mezzanine Financing.

                  SELECTED FINANCIAL AND OPERATING INFORMATION

      The following table sets forth certain selected unaudited historical consolidated financial information for Centennial Cellular Corp. and its subsidiaries (i) as of November 30, 1998 and for the six months ended November 30, 1998 and 1997 and (ii) for the five years ended May 31, 1998. The following table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Information" and the consolidated financial statements, including in each case the notes thereto, included elsewhere in this Prospectus.

                            Six months ended
                              November 30,                         Years ended May 31,
                          ----------------------  ----------------------------------------------------------
                             1998        1997        1998        1997        1996        1995        1994
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         (Dollars in thousands, except per share data)
Statement of Operations
 Data:
Domestic operating
 revenue................  $  112,836  $   90,607  $  182,944  $  145,120  $  112,197  $   85,419  $   56,373
Puerto Rico operating
 revenue................      51,762      20,157      54,557       5,903         --          --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total operating revenue
 .......................     164,598     110,764     237,501     151,023     112,197      85,419      56,373
Cost of services and
 equipment sold.........      31,586      27,024      54,818      38,228      26,129      22,152      13,424
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Gross profit............     133,012      83,740     182,683     112,795      86,068      63,267      42,949
Selling, general and
 administrative.........      51,442      39,685      81,790      55,132      34,188      26,055      17,787
Depreciation and
 amortization...........      64,543      52,780     114,194      83,720      70,989      65,642      47,652
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating income
 (loss).................      17,027      (8,725)    (13,301)    (26,057)    (19,109)    (28,430)    (22,490)
Interest expense........      21,940      20,578      45,155      33,379      27,886      23,357      21,040
Gain on sale of assets..       9,611          12           5       3,819       8,310         --          --
Income from Minority
 Cellular Investment
 Interests(1)...........       7,490       7,452      13,069      15,180      10,473       4,670       3,645
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
 income tax benefit and
 minority interest......      12,188     (21,839)    (45,382)    (40,437)    (28,212)    (47,117)    (39,885)
Income tax expense
 (benefit)..............       5,836      (5,683)    (13,597)     (7,295)    (11,596)    (14,456)    (11,780)
Minority interest in
 income (loss) of
 subsidiaries(2)........          (9)       (256)        162         153          15          69        (321)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss).......  $    6,343  $  (16,412) $  (31,947) $  (33,295) $  (16,631) $  (32,730) $  (27,784)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Dividend requirements on
 preferred stock........  $    8,226  $    8,226  $   16,451  $   15,948  $   13,590  $   12,634  $   11,678
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Income (loss) applicable
 to common shares.......  $   (1,883) $  (24,638) $  (48,398) $  (49,243) $  (30,221) $  (45,364) $  (39,462)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Income (loss) per common
 share-basic and
 diluted................  $    (0.07) $    (0.93) $    (1.85) $    (1.83) $    (1.13) $    (1.93) $    (3.28)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted average number
 of basic common shares
 outstanding during the
 period.................  25,629,000  26,601,000  26,181,000  26,934,000  26,770,000  23,544,000  12,033,000
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Excess (deficiencies) of
 earnings to fixed
 charges................  $   12,188  $  (21,839) $  (45,382) $  (43,189) $  (33,412) $  (47,117) $  (39,885)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Other Consolidated Data:
EBITDA(3)...............  $   81,570  $   43,496  $   99,208  $   55,852  $   47,793  $   34,444  $   24,080
EBITDA margin...........        49.6%       39.3%       42.1%       37.4%       44.2%       41.7%       43.6%
Cash flows provided by
 (used in):
Operating activities....  $   56,265  $   26,003  $   54,771  $   26,956  $   24,282  $   10,390  $   (3,558)
Investing activities....     (33,389)    (69,411)   (126,111)   (118,094)    (78,765)    (79,834)    (64,749)
Financing activities....      (4,980)     16,531      42,545      67,256         152     182,722      65,702
Capital expenditures....      48,765      71,963     129,300      88,990      38,082      17,538       8,947
Ratio of earnings to
 fixed charges(4).......        1.52         --          --          --          --          --          --
Net Pops(5)(6)..........  10,792,000  10,846,000  10,846,000  10,846,000  10,661,000   6,491,500   5,020,400
Subscribers(5)..........     384,600     268,600     322,200     203,900     135,000      85,900      49,000

                          Six months ended
                            November 30,                      Years ended May 31,
                         --------------------  -----------------------------------------------------
                           1998       1997       1998       1997       1996       1995       1994
                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        (Dollars in thousands, except as noted)
Other Rural Cellular
 Data:
EBITDA(3)............... $  60,264  $  42,393  $  86,669  $  64,278  $  48,208  $  34,511  $  24,080
EBITDA margin...........      53.4%      46.8%      47.8%      44.9%      44.6%      41.8%      43.6%
Capital expenditures.... $  18,150  $  18,287  $  38,996  $  38,921  $  22,604  $  17,319  $   8,947
Net Pops (excluding
 Minority Cellular
 Investment
 Interests)(5)(6)....... 5,777,000  5,777,000  5,777,000  5,777,000  5,592,000  5,412,100  3,941,000
Subscribers.............   285,900    217,900    252,700    187,000    135,000     85,900     49,000
Penetration(5)(7).......       4.9%       3.8%       4.4%       3.2%       2.4%       1.6%       1.2%
Churn rate..............       1.8%       1.8%       1.8%       2.3%       2.5%       2.5%       3.0%
Average monthly revenue
 per unit (actual
 dollars)(8)............ $      68  $      76  $      68  $      73  $      74  $      68  $      69
Acquisition cost per
 cellular customer
 (actual dollars)(9).... $     303  $     309  $     308  $     343  $     351  $     431  $      --
Cell sites(5)...........       379        295        363        212        185        --         --
Retail and service
 centers(5).............        65         57         59         41         25        --         --
Other Centennial de
 Puerto Rico Data:
EBITDA(3)............... $  21,306  $   1,103  $  12,539  $  (8,426) $    (415) $     (67)       --
EBITDA margin...........      41.2%       5.5%      23.1%      n.a.       n.a.       n.a.        --
Capital expenditures.... $  30,615  $  53,676  $  90,304  $  50,069  $  15,478  $     219        --
Net Pops(5)............. 3,839,000  3,839,000  3,839,000  3,839,000  3,839,000        --         --
Subscribers(5)..........    98,700     50,700     69,500     16,900        --         --         --
Penetration(5)(7).......       2.6%       1.3%       1.8%       0.4%       --         --         --
Churn rate..............       3.6%       2.9%       4.6%       2.6%       --         --         --
Average monthly revenue
 per unit (actual
 dollars)(8)............ $      89  $     102  $      92  $     113        --         --         --
Acquisition cost per
 cellular customer
 (actual dollars)(9).... $     201  $     159  $     164  $     310        --         --         --
Cell sites(5)...........       120        106        113         74        --         --         --
Retail and service
 centers(5).............        52         33         44         25        --         --         --

                         As of November 30,                 As of May 31,
                         ------------------- --------------------------------------------
                           1998      1997      1998     1997     1996     1995     1994
                         --------- --------- -------- -------- -------- -------- --------
                                              (Dollars in thousands)
Balance Sheet Data:
Total Assets............ $ 849,844 $ 841,613 $847,417 $844,850 $785,812 $844,384 $502,384
Long-term Debt..........   507,000   475,500  510,000  429,000  350,000  350,000  250,000
Redeemable preferred
 stock..................   193,539   193,539  193,539  193,539  189,930  176,340  163,706
Common stockholders'
 equity.................    38,927    66,653   40,409  112,882  160,006  188,831   24,143

--------

(1) Represents our proportionate share of profits and losses based on our interest in earnings of limited partnerships controlled and managed by other cellular operators which we account for on the equity method.

(2) Represents the percentage share of earnings of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

(3) EBITDA is defined, for any period, as earnings before income from Minority Cellular Investment Interests, allocations to minority interests in consolidated subsidiaries, interest expense, interest income, income taxes, depreciation and amortization and gain on sale of assets. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA should not be considered an alternative to net income as a measure of our operating results or to cash flow as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by various companies as a general measure of a company's performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be strictly comparable to other similarly titled measures of other companies.

(4) For the purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest and extraordinary items, plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred debt issuance costs and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest. The ratio of earnings to fixed charges is less than one-to-one for all periods presented and, therefore, earnings are inadequate to cover fixed charges. The amount by which earnings exceeded (are less than) fixed charges for the six months ended November 30, 1998 and 1997 are $12,188 and $(21,839), respectively, and for the years ended May 31, 1998, 1997, 1996, 1995 and 1994 are $(45,382), $(43,189), $(33,412), $(47,117) and $(39,885),
    respectively.

(5) As of period-end.

(6) For the years ended May 31, 1995 and May 31, 1994, the number of Net Pops is based on 1990 population figures of an MSA or RSA, as derived from the 1990 U.S. Census data.

(7) The penetration rate equals the percentage of total population in our service areas who are subscribers to our cellular service as of period-end.

(8) ARPU equals total monthly revenue per average subscriber.

(9) For the year ended as of the date shown. Determined for each period as total marketing cost plus cost of equipment sales (net of associated revenue), divided by the total subscriber activations during the fiscal year.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following pro forma consolidated financial statements have been derived by the application of pro forma adjustments to the Company's historical consolidated financial statements included herein. The unaudited pro forma statement of operations and other unaudited pro forma supplemental financial information gives effect to (i) the Merger Financings and (ii) the Debt Tender Offers and the repayment or conversion of all other existing indebtedness of the Company. The pro forma balance sheet information as of November 30, 1998 has been prepared as if such transactions had occurred on that date, and the pro forma statement of operations information for the fiscal year ended May 31, 1998 and the six months ended November 30, 1998 has been prepared as if such transactions had occurred at June 1, 1997. The adjustments are described in the accompanying notes. The pro forma consolidated financial statements should not be considered indicative of actual results that would have been achieved had the Merger and related transactions been consummated on the date or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The pro forma consolidated financial statements should be read in conjunction with the Company's historical financial statements and the notes thereto included herein.

      The pro forma adjustments were applied to the respective historical consolidated financial statements to reflect and account for the Merger as a recapitalization. Accordingly, the historical basis of the Company's assets and liabilities will not be affected by the transaction.

                           CENTENNIAL CELLULAR CORP.

                     CENTENNIAL CELLULAR OPERATING CO. LLC

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                               November 30, 1998
                             (Dollars in thousands)

                                                             Pro Forma
                                                      ------------------------
                                                                   Centennial
                                         Pro Forma                  Cellular
                           Historical  Adjustments(a) Centennial  Operating(b)
                           ----------  -------------- ----------  ------------
         ASSETS
Current assets:
  Cash and cash
   equivalents...........  $  32,516     $ (18,762)   $  13,754    $  13,754
  Restricted Cash........                   57,501       57,501       57,501
  Accounts receivable....     45,115           --        45,115       45,115
  Inventory--Phones and
   accessories...........      9,287           --         9,287        9,287
  Prepaid expenses and
   other current assets..      3,148           --         3,148        3,148
                           ---------     ---------    ---------    ---------
    Total current
     assets..............     90,066        38,739      128,805      128,805
Property, plant and
 equipment--net..........    272,154           --       272,154      272,154
Equity investments in
 wireless systems--net...     78,178           --        78,178       78,178
Debt issuance costs......      7,450        53,441       60,891       60,891
Cellular telephone
 licenses................    213,235           --       213,235      213,235
Personal communications
 services license........     59,650           --        59,650       59,650
Goodwill.................    121,039           --       121,039      121,039
Deferred income taxes....        --            537          537          537
Other assets--net........      8,072           --         8,072        8,072
                           ---------     ---------    ---------    ---------
    Total assets.........  $ 849,844     $  92,717    $ 942,561    $ 942,561
                           =========     =========    =========    =========
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
       (DEFICIENCY)
Current liabilities:
  Accounts payable.......  $   9,153           --     $   9,153    $   9,153
  Accrued expenses and
   other liabilities.....     72,004     $ (18,721)      53,283       53,283
                           ---------     ---------    ---------    ---------
    Total current
     liabilities.........     81,157       (18,721)      62,436       62,436
Long-term liabilities
  Long-term debt.........    507,000      (507,000)         --           --
  Credit Facility........        --        936,000      936,000      936,000
  Notes offered hereby...        --        370,000      370,000      370,000
  Notes issued in
   Mezzanine Financing...        --        157,500      157,500          --
  Deferred income taxes..     29,221       (29,221)         --           --
Preferred stock--
 convertible redeemable..    186,287      (186,287)         --           --
Preferred stock--second
 series convertible
 redeemable..............      7,252        (7,252)         --           --
Stockholders' equity:
  Common equity and
   additional paid-in
   capital...............    350,074        61,384      411,458      350,074
  Accumulated deficit....   (277,895)     (716,938)    (994,833)    (775,949)
  Common Shares in
   treasury..............    (30,614)       30,614          --           --
  Deferred compensation..     (2,638)        2,638          --           --
                           ---------     ---------    ---------    ---------
    Total stockholders'
     equity
     (deficiency)........     38,927      (622,302)    (583,375)    (425,875)
                           ---------     ---------    ---------    ---------
      Total liabilities
       and stockholders'
       equity............  $ 849,844     $  92,717    $ 942,561    $ 942,561
                           =========     =========    =========    =========

               See Notes to Pro Forma Consolidated Balance Sheet.

                           CENTENNIAL CELLULAR CORP.

                     CENTENNIAL CELLULAR OPERATING CO. LLC

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                             (Dollars in thousands)

     The pro forma financial data have been derived by the application of pro forma adjustments to the Company's historical financial statements as of the date noted. The Merger will be accounted for as a recapitalization which will have no impact on the historical basis of the Company's assets and liabilities. The pro forma financial data assumes that there are no dissenting stockholders to the Merger.

     (a) Pro forma adjustments to the Pro Forma Consolidated Balance Sheet are summarized in the following table and are described in the notes that follow.

                                                                           Repayment of
                                                                           Existing Debt
                                        Retire    Purchase                 and Preferred Transaction
                                       Treasury   Price of    Compensation   Dividends    Fees and   Total Net
                          Financing(1) Stock(2)   Equity(3)   Expenses(4)   Accrued(5)   Expenses(6) Adjustment
                          ------------ --------  -----------  ------------ ------------- ----------- ----------
Cash and cash
 equivalents............   $1,828,499       --   $(1,161,208)   $(42,332)    $(565,721)   $(78,000)  $ (18,762)
Restricted cash.........       57,501       --           --          --            --          --       57,501
Debt issuance costs.....          --        --           --          --         (7,450)     60,891      53,441
Deferred income taxes...          --        --           --          --            537         --          537
Accrued expenses and
 other liabilities......          --        --           --          --        (18,721)        --      (18,721)
Long term debt..........          --        --           --          --       (507,000)        --     (507,000)
Credit Facility.........      936,000       --           --          --            --          --      936,000
Notes issued in the
 Offering...............      370,000       --           --          --            --          --      370,000
Notes issued in
 Mezzanine Financing....      157,500       --           --          --            --          --      157,500
Deferred tax liability..          --        --           --      (11,727)      (17,494)        --      (29,221)
Preferred stock--
 convertible
 redeemable.............          --        --      (186,287)        --            --          --     (186,287)
Preferred stock--second
 series convertible
 redeemable.............          --        --        (7,252)        --            --          --       (7,252)
Common equity and
 additional paid-in
 capital................      422,500       --      (344,007)        --            --      (17,109)     61,384
Accumulated Deficit--
 Increase (decrease) in
 retained earnings......          --   $(30,614)    (623,662)    (33,243)      (29,419)        --     (716,938)
Common Shares in
 treasury...............          --     30,614          --          --            --          --       30,614
Deferred compensation...          --        --           --        2,638           --          --        2,638

-------
(1) Sources and uses of cash for the Merger Financing are as follows:

   Sources
   -------
   Credit Facility...............................  $  936,000
   Notes issued in the Offering..................     370,000
   Notes and equity issued in Mezzanine
    Financing(i).................................     180,000
   Common Equity Contribution....................     400,000
                                                   ----------
    Total........................................  $1,886,000
                                                   ==========
   Uses
   ----
   Redemption of Common Shares...................  $1,033,054
   Redemption of Preferred Shares................     128,154
   Settlement of Options.........................      42,332
   Repurchase of Tendered Notes..................     357,000
   Repayment of Existing Credit Facilities.......     150,000
   Debt Retirement Premium.......................      40,000
   Payment of Accrued Interest...................       2,271
   Preferred Dividends Accrued...................      16,450
   Interest Escrow for Notes offered hereby......      57,501
   Transaction Expenses..........................      78,000
   Decrease in Balance Sheet Cash................     (18,762)
                                                   ----------
    Total........................................  $1,886,000
                                                   ==========

  (i) The issuance of $180,000 principal amount of subordinated notes and Common Shares for $180,000 in cash in the Mezzanine Financing will be allocated as $157,500 debt and $22,500 equity.

--------
(2) Represents the retirement of treasury shares.

(3) The adjustments represent the repurchase of Common Shares and preferred stock from existing stockholders.

(4) The adjustments represent the following:

  --Compensation expense of $42,332 ($31,608 after related tax effect) related to the repurchase of all outstanding stock options at the difference between $41.50 per share and the exercise price of the options, assuming the respective option holders agree to such repurchase.

  --Compensation expense of $2,638 ($1,635 after related tax effect) related to the immediate vesting, at a change of control, of restricted stock issued under the Company's 1993 Equity Incentive Plan.

(5) The adjustments represent the repayment of existing indebtedness and related accrued interest and preferred dividends accrued by the Company, including an estimated debt retirement premium of $42,000 ($26,040 after related tax effect), and assumes all note holders tender their Tendered Notes in the Debt Tender Offers. Such premium and unamortized deferred loan costs of $7,450 ($4,619 after related tax effect) related to existing indebtedness will be written off as an extraordinary charge upon repayment of the existing indebtedness.

(6) The adjustment represents the estimated transaction fees and expenses of $78,000. The portion of estimated transaction fees and expenses attributable to the Credit Facility and the Notes offered hereby totals $60,891 and will be recorded as debt issuance costs and will be amortized over the expected life of the debt to be issued. Such estimated debt issuance costs include estimated fees and expenses payable to banks and related advisors. The remaining estimated transaction fees and expenses of $17,109 represent costs associated with the equity transactions.

      (b) The pro forma consolidated balance sheet of Centennial Cellular Operating excludes $180,000 of gross proceeds from the Mezzanine Financing. Centennial Cellular Operating's pro forma additional paid-in capital and accumulated deficit were therefore not affected by a distribution of this amount. Accumulated deficit is calculated as follows:

                                                                Accumulated deficit
                                                                -------------------
     Historical................................................      $(277,895)
     Retire treasury shares....................................        (30,614)
     Distribution to Centennial................................       (404,778)
     Settlement of options (net of tax)........................        (31,608)
     Vesting of restricted stock (net of tax)..................         (1,635)
     Debt retirement premium (net of tax)......................        (24,800)
     Write-off of deferred loan costs (net of tax)................      (4,619)
                                                                     ---------
                                                                     $(775,949)
                                                                     =========

                           CENTENNIAL CELLULAR CORP.

                     CENTENNIAL CELLULAR OPERATING CO. LLC

                  Unaudited Pro Forma Statement of Operations

                        For the Year Ended May 31, 1998
                             (Dollars in thousands)

                                                             Pro Forma
                                                      ------------------------
                                                                   Centennial
                                        Pro Forma                   Cellular
                           Historical  Adjustments    Centennial  Operating(a)
                           ----------  -----------    ----------  ------------
Revenues:
  Service revenue......... $ 231,097    $     --      $ 231,097    $ 231,097
  Equipment sales.........     4,719          --          4,719        4,719
  Interest income.........     1,685       (1,685)(b)       --           --
                           ---------    ---------     ---------    ---------
                             237,501       (1,685)      235,816      235,816
                           ---------    ---------     ---------    ---------
Cost and expenses:
  Cost of cellular
   service................    38,389          --         38,389       38,389
  Cost of equipment sold..    16,429          --         16,429       16,429
  Selling, general and
   administrative.........    81,790          750 (c)    82,540       82,540
  Depreciation and
   amortization...........   114,194          --        114,194      114,194
                           ---------    ---------     ---------    ---------
                             250,802          750       251,552      251,552
                           ---------    ---------     ---------    ---------
Operating loss............   (13,301)      (2,435)      (15,736)     (15,736)
Interest expense..........    45,155      109,029 (d)   154,184      131,273
Gain on sale of assets....         5          --              5            5
Income from equity
 investments..............    13,069          --         13,069       13,069
                           ---------    ---------     ---------    ---------
Loss before income tax
 benefit and minority
 interests................   (45,382)    (111,464)     (156,846)    (133,935)
Income tax expense
 (benefit)................   (13,597)         --  (e)   (13,597)     (13,597)
                           ---------    ---------     ---------    ---------
Loss before minority
 interest.................   (31,785)    (111,464)     (143,249)    (120,338)
Minority income in income
 of subsidiaries..........      (162)         --           (162)        (162)
                           ---------    ---------     ---------    ---------
Net loss.................. $ (31,947)   $(111,464)    $(143,411)   $(120,500)
                           =========    =========     =========    =========
Dividend on preferred
 stock.................... $  16,451    $ (16,451)(f)       --           --
                           =========    =========     =========    =========
Net loss applicable to
 common stock............. $ (48,398)   $ (95,013)    $(143,411)   $(120,500)
                           =========    =========     =========    =========
Other Data:
  EBITDA(g)............... $  99,208    $    (750)    $  98,458    $  98,458
  Depreciation and
   amortization...........   114,194          --        114,194      114,194
  Interest expense paid or
   payable in cash........    42,663       90,719       133,382      124,183
Cash flows provided by
 (used in):
  Operating activities....    54,771      (91,469)      (36,698)     (27,499)
  Investing activities....  (126,111)         --       (126,111)    (126,111)
  Financing activities....    42,545          --         42,545       42,545
Pro forma ratio of earn-
 ings to fixed
 charges(h)...............       --           --            --           --

                See Notes to Pro Forma Statements of Operations.

                           CENTENNIAL CELLULAR CORP.

                     CENTENNIAL CELLULAR OPERATING CO. LLC

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                   For the Six Months Ended November 30, 1998
                             (Dollars in thousands)

                                                               Pro Forma
                                                        -----------------------
                                                                    Centennial
                                          Pro Forma                  Cellular
                              Historical Adjustments    Centennial Operating(a)
                              ---------- -----------    ---------- ------------
Revenues:
  Service revenue...........   $161,672   $    --        $161,672    $161,672
  Equipment sales...........      2,926        --           2,926       2,926
                               --------   --------       --------    --------
                                164,598        --         164,598     164,598
                               --------   --------       --------    --------
Cost and expenses:
  Cost of cellular service..     22,124        --          22,124      22,124
  Cost of equipment sold....      9,462        --           9,462       9,462
  Selling, general and
   administrative...........     51,442        375 (c)     51,817      51,817
  Depreciation and
   amortization.............     64,543        --          64,543      64,543
                               --------   --------       --------    --------
                                147,571        375        147,946     147,946
                               --------   --------       --------    --------
Operating income (loss).....     17,027       (375)        16,652      16,652
Interest expense, net.......     21,940     55,464 (d)     77,404      65,637
Gain on sale of assets......      9,611        --           9,611       9,611
Income from equity
 investments................      7,490        --           7,490       7,490
                               --------   --------       --------    --------
Income (loss) before income
 tax benefit and minority
 interests..................     12,188    (55,839)       (43,651)    (31,884)
Income tax expense
 (benefit)..................      5,836        --  (e)      5,836       5,836
                               --------   --------       --------    --------
Income (loss) before
 minority interest..........      6,352    (55,839)       (49,487)    (37,720)
Minority interest in income
 of subsidiaries............         (9)       --              (9)         (9)
                               --------   --------       --------    --------
Net income (loss)...........   $  6,343   $(55,839)      $(49,496)   $(37,729)
                               ========   ========       ========    ========
Dividend on preferred
 stock......................   $  8,226   $ (8,226)(f)        --          --
                               ========   ========       ========    ========
Net income (loss) applicable
 to common stock............   $ (1,883)  $(47,613)      $(49,496)   $(37,729)
                               ========   ========       ========    ========
Other Data:
  EBITDA(g).................   $ 81,570   $   (375)      $ 81,195    $ 81,195
  Depreciation and
   amortization.............     64,543        --          64,543      64,543
  Interest expense paid or
   payable in cash..........     20,839     47,294         68,133      62,092
Cash flows provided by (used
 in):
  Operating activities......     56,265    (47,669)         8,596      14,637
  Investing activities......    (33,389)       --         (33,389)    (33,389)
  Financing activities......     (4,980)       --          (4,980)     (4,980)
Ratio of earnings to fixed
 charges(h).................      1.52x        --             --          --

                See Notes to Pro Forma Statements of Operations.

                           CENTENNIAL CELLULAR CORP.

                     CENTENNIAL CELLULAR OPERATING CO. LLC

                  NOTES TO PRO FORMA STATEMENTS OF OPERATIONS
                            (Dollars in thousands)

      The pro forma financial data have been derived by the application of pro forma adjustments to the Company's historical financial statements for the periods noted. The Merger will be accounted for as a recapitalization which will have no impact on the historical basis of the Company's assets and liabilities. The pro forma financial data assumes that there are no dissenting stockholders to the Merger.

      The pro forma adjustments to the Statement of Operations exclude (a) the write-offs of $7,450 ($4,619 after related tax effect) of deferred loan costs associated with the existing indebtedness, (b) the estimated $42,000 ($26,040 after related tax effect) of fees payable for the early retirement of existing indebtedness, (c) $42,332 ($31,608 after related tax effect) of employee compensation expenses relating to the exercise of the options, and (d) $2,638 ($1,635 after related tax effect) deferred compensation expenses. Such amounts represent non-recurring expenses which the Company anticipates will be recorded in the Consolidated Statement of Operations for the period including the Merger.
      (a) The pro forma statement of operations of Centennial Cellular Operating include all of the same adjustments made for Centennial noted below except interest expense related to the Subordinated Notes described in the table under note (d).
      (b) To eliminate interest income on overnight deposits.
      (c) Represents estimated monitoring fee to be paid to affiliates of WCAS VIII and Blackstone.
      (d) The pro forma adjustments to interest expense reflect the following:

                                     Year Ended                     Six Months Ended
                                    May 31, 1998                    November 30, 1998
                          --------------------------------- ---------------------------------
                             Consolidated      Centennial      Consolidated      Centennial
                          (including Parent) Rural Cellular (including Parent) Rural Cellular
                          ------------------ -------------- ------------------ --------------
Credit Facility
  Revolving Credit
   Facility(1)..........       $  3,128         $ 3,128          $ 1,564          $ 1,564
  Tranche A term
   loans(2).............         43,450          43,450           21,725           21,725
  Tranche B term
   loans(3).............         18,380          18,380            9,190            9,190
  Tranche C term
   loans(4).............         18,880          18,880            9,440            9,440
Notes issued in the
 Offering(5)............         39,775          39,775           19,888           19,888
Notes issued in
 Mezzanine
 Financing(6)...........          9,199             --             6,041              --
Commitment fee(7).......            570             570              285              285
                               --------         -------          -------          -------
Cash Interest Expense...        133,382         124,183           68,133           62,092
Notes issued in
 Mezzanine
 Financing(8)...........         11,441             --             4,591              --
Amortization of discount
 on subordinated
 notes(9)...............          2,271             --             1,135              --
Amortization of debt
 issuance costs(10).....          7,090           7,090            3,545            3,545
                               --------         -------          -------          -------
Pro forma interest
 expense................        154,184         131,273           77,404           65,637
Less: historical
 interest expense on
 debt repaid(11)........        (42,663)        (42,663)         (20,839)         (20,839)
Less: historical
 amortization of debt
 issuance costs(12).....         (2,492)         (2,492)          (1,101)          (1,101)
                               --------         -------          -------          -------
    Total adjustment....       $109,029         $86,118          $55,464          $43,697
                               ========         =======          =======          =======

--------
 (1) Represents interest on the Revolving Credit Facility using an assumed interest rate of 8.69%, assuming $36.0 million drawdown at the Closing.

 (2) Represents interest on an assumed $500 million of the Tranche A term loans using an assumed interest rate of 8.69%.

 (3) Represents interest on an assumed $200 million of the Tranche B term loans using an assumed interest rate of 9.19%.

 (4) Represents interest on an assumed $200 million of the Tranche C term loans using an assumed interest rate of 9.44%.

 (5) Represents interest on $370 million of the Notes using an interest rate of 10.75%.

 (6) Represents cash interest portion of the $180 million (face amount) of the subordinated notes issued in the Mezzanine Financing.

 (7) Represents a 0.5% commitment fee on the unused portion of the Revolving Credit Facility.

 (8) Represents Paid in Kind portion of the $180 million of subordinated notes issued in the Mezzanine Financing.

 (9) Represents the amortization of the discount ($22.5 million) on the shares issued to the holder of notes issued in the Mezzanine Financing.

 (10) Represents amortization of deferred financing costs of $60.9 million over the term of the related debt.

 (11) Represents the elimination of historical interest expense paid or payable in cash.

 (12) Represents the elimination of historical amortization of deferred financing fees.

      A 0.125% increase or decrease in the assumed weighted average interest rate applicable to the Credit Facility and the Notes issued in the Offering would change the pro forma interest expense and income before taxes as follows:

                                                   Year Ended  Six Months Ended
                                                  May 31, 1998 November 30, 1998
                                                  ------------ -----------------
     Credit Facility
       Revolving Credit Facility.................    $   45          $ 23
       Tranche A term loans......................       625           313
       Tranche B term loans......................       250           125
       Tranche C term loans......................       250           125
                                                     ------          ----
         Total...................................    $1,170          $586
                                                     ======          ====

      (e) No net tax benefit is provided for the pro forma adjustments to earnings before taxes on the assumption that an offsetting increase to the valuation allowance would be recorded with respect to the resultant tax loss carryforward asset.

      (f) To eliminate dividends on preferred stock redeemed as part of the Merger.

      (g) EBITDA is defined, for any period, as earnings before income from Minority Cellular Investment Interests, allocations to minority interests in consolidated subsidiaries, interest expense, interest income, income taxes, depreciation and amortization, gain on sale of assets and income. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA should not be considered an alternative to net income as a measure of the Company's operating results or to cash flow as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by various companies as a general measure of a company's performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be strictly comparable to other similarly titled measures of other companies.

      Pro forma EBITDA is calculated as follows:

                                       Year Ended                     Six Months Ended
                                      May 31, 1998                    November 30, 1998
                            --------------------------------- ---------------------------------
                               Consolidated      Centennial      Consolidated      Centennial
                            (including Parent) Rural Cellular (including Parent) Rural Cellular
                            ------------------ -------------- ------------------ --------------
   Pro forma income (loss)
    before minority
    interest...............     $(143,249)       $(120,338)        $(49,487)        $(37,720)
   Adjustments:
     Interest expense......       154,184          131,273           77,404           65,637
     Income tax (benefit)
      expense..............       (13,597)         (13,597)           5,836            5,836
     Depreciation and
      amortization.........       114,194          114,194           64,543           64,543
     Gain on sale of fixed
      assets...............            (5)              (5)          (9,611)          (9,611)
     Income from equity
      investments..........       (13,069)         (13,069)          (7,490)          (7,490)
                                ---------        ---------         --------         --------
   Pro forma EBITDA........     $  98,458        $  98,458         $ 81,195         $ 81,195
                                =========        =========         ========         ========

      (h) For purposes of determining the pro forma ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest and extraordinary items, plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred debt issuance costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest. Earnings were insufficient to cover fixed charges on a pro forma basis for Centennial and Centennial Cellular Operating, respectively, by $161.8 million and $138.9 million for the year ended May 31, 1998, and by $44.7 million and $32.9 million for the six months ended November 30, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The Company is in a highly competitive business, competing with other providers of cellular service and PCS and providers of telephone services using different and competing technologies. Since August 1988, the Company has acquired twenty-nine cellular telephone markets in the United States that it owns and manages (the "Domestic Wireless Telephone Systems"). In addition, the Company provides a broad range of wireless and wireline services throughout Puerto Rico (the "Puerto Rico Systems"). The Company was the first entrant into the Puerto Rico PCS market and also provides wireless local loop services to both business and residential customers. The Company's wholly-owned subsidiary, Lambda Communications Inc., a competitive local exchange carrier, is the only authorized and operating provider of local telephone service in Puerto Rico competing with the government-owned Puerto Rico Telephone Company.

      The Company must continue to adapt its business to technological, competitive and economic changes. It is dependent on its ability to increase its number of subscribers, net of cancellations, and to achieve acceptable revenue per subscriber levels in increasingly competitive markets. The Company expects net losses to continue until such time as the Domestic Wireless Telephone Systems, the Puerto Rico Systems and related investments associated with the acquisition, construction and development of its Domestic Wireless Telephone Systems and Puerto Rico telecommunications network plant generate sufficient earnings to offset the costs of such activities. There can be no assurance that profitability will be achieved in the foreseeable future.

      The Company has been highly leveraged, and its leverage increased substantially as a result of the Merger. The Company has required substantial capital to operate, construct, expand and acquire wireless telephone systems, to build-out its recently acquired Puerto Rico telecommunications network, and to pay debt service and preferred stock dividends. Historically, the Company has been dependent upon borrowings, the issuance of its equity securities and operating cash flow to provide funds for such purposes. The Company currently expects to rely on internally generated funds and borrowings under the Credit Facility for its capital needs. There can be no assurance that it will continue to have access to such sources of funds.

      The Company earns a substantial portion of its revenue from customers of other cellular providers who are roaming in the Company's markets. Roaming rates per minute pursuant to reciprocal roaming arrangements have declined over the last several years and the Company expects that such declines will continue for the foreseeable future. While the Company benefits from lower roaming rates when it remits to other cellular providers roaming charges incurred by the Company's subscribers in other cellular providers' calling regions, the Company receives less revenue per minute of use from customers roaming in its markets. The Company believes, however, that a decline in roaming rates may be beneficial to the Company on balance and consistent with a strategy of increasing cellular traffic between the Company's cellular markets and contiguous cellular markets served by other cellular operators. The Company has implemented a strategy of aggressively pricing roaming rates to encourage other cellular and PCS providers to include portions of the Company's service areas within their home calling regions and to discourage wireless providers from expanding their footprints into Centennial's service areas.

Six Months Ended November 30, 1998 Compared to Six Months Ended November 30,
1997

      Revenue for the six months ended November 30, 1998 was $164.6 million, an increase of $53.8 million or 49% over revenue of $110.8 million for the six months ended November 30, 1997, reflecting growth in subscriptions to wireless telephone service, of $54.2 million partially offset by reductions in rates charged to subscribers of $5.5 million. Secondarily, the increase reflects increased roamer usage of $11.2 million, partially offset by lower reciprocal roaming rates with other wireless carriers of $6.1 million. The Puerto Rico Wireless

Telephone System accounted for $31.6 million or 59% of the total increase in revenue. This increase reflects subscriber growth of $35.4 million, partially offset by subscriber rate reductions of $3.8 million.

      Revenue from the sale of wireless telephones and accessories to subscribers for the six months ended November 30, 1998 increased by $0.5 million to $2.9 million or 20% as compared to the six months ended November 30, 1997. The increase in revenue was due to a larger number of telephone units sold during the current six-month period. The Puerto Rico Wireless Telephone System accounted for $1.0 million and $0.5 million of the equipment sales for the six months ended November 30, 1998 and 1997, respectively.

      Continued growth in revenue is dependent upon increased levels of wireless subscriptions and maintenance of the current subscriber base and the average revenue per subscriber. Wireless telephone subscribers at November 30, 1998 were approximately 384,600, an increase of 43% from the 268,600 subscribers at November 30, 1997. Increases from new activations of 207,000 were offset by subscriber cancellations of 91,000. The cancellations experienced by the Company are primarily the result of competitive factors. The Puerto Rico Wireless Telephone System had approximately 98,700 and 50,700 subscribers at November 30, 1998, and 1997, respectively, and, as a result, accounted for 41% of the net increase in subscriptions.

      Consolidated revenue per subscriber per month, based upon an average number of subscribers for the six months ended November 30, 1998, was $74 as compared to $78 for the six months ended November 30, 1997. The average monthly revenue per subscriber was approximately $69 in the domestic markets, as compared to approximately $89 in the Company's Puerto Rico Wireless Telephone System. The Company expects that per subscriber revenue will continue to be impacted by competition, the expansion of its local service calling areas and lower reciprocal per minute roaming rates with other wireless carriers.

      Cost of services during the six months ended November 30, 1998 was $22.1 million, an increase of $3.7 million or 20% from the six months ended November 30, 1997. The increase was primarily due to the continued growth of PCS telephone service in Puerto Rico. Cost of services for the Puerto Rico Wireless Telephone System was $9.6 million and $6.3 million for the six months ended November 30, 1998 and 1997, respectively. Secondarily, the variable costs associated with a larger revenue and subscription base and increased coverage areas resulting from the continued expansion of the Company's network accounted for approximately $0.4 million of the increase.

      Cost of equipment sold during the six months ended November 30, 1998 was $9.5 million, an increase of $0.8 million or 10% as compared to the six months ended November 30, 1997. Domestic costs have declined as a result of a general decline in the wholesale prices of telephones of approximately 27%. Cost of equipment sold (primarily accessory equipment) for the Puerto Rico Wireless Telephone System was $1.3 million and $0.3 million for the six months ended November 30, 1998 and 1997, respectively.

      Selling, general and administrative expenses rose to $51.4 million for the six months ended November 30, 1998, an increase of $11.8 million or 30% above the expenses of $39.7 million for the six months ended November 30, 1997. The Company's managerial, customer service and sales staff increased approximately 21% to accommodate the larger subscription and revenue base, anticipated growth of its wireless telephone business and the continued growth of telephone services in Puerto Rico. Selling, general and administrative expenses for the Puerto Rico Wireless Telephone System were $19.6 million and $12.5 million for the six months ended November 30, 1998 and 1997, respectively.

      The Company anticipates continued increases in the cost of services and selling, general and administrative expenses as the growth of its existing wireless telephone business continues. In addition, the Company expects that the continued development of its markets as well as its participation in the Puerto Rico telecommunications business will contribute to a continued increase in the level of expenses.

      Depreciation and amortization for the six months ended November 30, 1998 was $64.5 million, an increase of $11.8 million or 22% over the six months ended November 30, 1997. The increase resulted from capital expenditures made during the six months ended November 30, 1998 and during the fiscal year ended May 31, 1998 in connection with the development and network expansion of the Company's wireless telephone systems and the purchase of PCS phones in Puerto Rico. Depreciation and amortization related to the Puerto Rico Wireless Telephone System accounted for $10.5 million or 89% of the increase.

      As a result of the factors noted above, the operating income for the six months ended November 30, 1998 was $17.0 million, an increase of $25.8 million from the operating loss of $8.7 million for the six months ended November 30, 1997. The operating loss for the Puerto Rico Wireless Telephone System was $1.7 million and $11.4 million for the six months ended November 30, 1998 and 1997, respectively.

      Net interest expense was $21.9 million for the six months ended November 30, 1998, an increase of $1.4 million or 7% from the six months ended November 30, 1997. The increase in interest expense reflects additional borrowings of $31.5 million for working capital, debt service and capital expenditures related to the buildout of the Puerto Rico Wireless Telephone System's PCS network infrastructure and the purchase of PCS telephones. The average debt outstanding during the six months ended November 30, 1998 was $503.4 million, an increase of $51.9 million as compared to the average debt level of $451.6 million during the six months ended November 30, 1997. The increase in average debt outstanding is principally related to borrowings for the Puerto Rico Wireless Telephone System. The Company's weighted average interest rate decreased to 9.1% for the six months ended November 30, 1998 from 9.7% for the six months ended November 30, 1997.

      After income attributable to minority interests in subsidiaries for the six months ended November 30, 1998, pretax income was $12.2 million as compared to a pretax loss of $22.1 million for the six months ended November 30, 1997. The income tax expense of $5.8 million for the six months ended November 30, 1998 resulted primarily from the pre-tax gain of $9.6 million the Company recognized on the sale of its Investment Interest in the Coconino, Arizona RSA during the six months ended November 30, 1998.

      The net income of $6.3 million for the six months ended November 30, 1998 represents an increase of $22.8 million from the net loss of $16.4 million for the six months ended November 30, 1997.

Year Ended May 31, 1998 Compared to Year Ended May 31, 1997

      Revenue for the year ended May 31, 1998 was $237.5 million, an increase of $86.5 million or 57% over revenue of $151.0 million for the year ended May 31, 1997, reflecting growth in subscriptions to, and increased usage of, wireless telephone service, partially offset by lower reciprocal per minute roaming rates with other cellular carriers. The Puerto Rico Systems accounted for $48.7 million or 56% of the total increase in revenue.

      Revenue from the sale of wireless telephones and accessories to subscribers for the year ended May 31, 1998 increased by $1.9 million to $4.7 million or 65% as compared to the year ended May 31, 1997. The increase in revenue was due to a larger number of telephone units sold during the year ended May 31, 1998. The Puerto Rico Systems accounted for $1.2 million and $0.2 million of the equipment sales for the years ended May 31, 1998 and 1997, respectively.

      Continued growth in revenue is dependent upon increased levels of wireless subscriptions and maintenance of the current subscriber base and the average revenue per subscriber. Wireless subscribers at May 31, 1998 were approximately 322,200, an increase of 58% from the 203,900 subscribers at May 31, 1997. Increases from new activations of 191,400 were offset by subscriber cancellations of 73,100. The cancellations experienced by the Company are primarily the result of competitive factors. The Puerto Rico Systems had approximately 69,500 and 16,900 subscribers at May 31, 1998 and 1997, respectively, and, as a result, the Puerto Rico Systems accounted for 44% of the net increase in subscriptions.

      Consolidated revenue per subscriber per month, based upon an average number of subscribers for the year ended May 31, 1998, was $72 as compared to $74 for the year ended May 31, 1997. The average monthly revenue per subscriber was approximately $68 in the domestic markets, as compared to approximately $92 in the Company's Puerto Rico Systems. The Company expects that per subscriber revenue will be impacted by competition, the expansion of its local service calling areas and lower reciprocal per minute roaming rates with other wireless carriers.

      Cost of services during the year ended May 31, 1998 was $38.4 million an increase of $16.2 million or 73% from the year ended May 31, 1997. The increase was primarily due to the continued growth of PCS telephone service in Puerto Rico. Cost of services for the Puerto Rico Systems was $14.2 million and $3.2 million for the years ended May 31, 1998 and 1997, respectively. Secondarily, the increase was due to the variable costs associated with a larger revenue and subscription base and increased wireless coverage areas resulting from the continued expansion of the Company's network.

      Cost of equipment sold during the year ended May 31, 1998 was $16.4 million, an increase of $0.4 million or 3% as compared to the year ended May 31, 1997. The primary reason was an increase in the number of telephone units sold and higher phone costs in the Puerto Rico Systems. These increases were partially offset by a general decline in the wholesale prices of telephones. Cost of equipment sold for the Puerto Rico Systems was $0.8 million and $0.6 million for the years ended May 31, 1998 and 1997, respectively.

      Selling, general and administrative expenses rose to $81.8 million for the year ended May 31, 1998, an increase of $26.7 million or 48% above the expenses of $55.1 million for the year ended May 31, 1997. The Company's managerial, customer service and sales staff increased to accommodate the larger subscription and revenue base, anticipated growth of its wireless telephone business and the continued growth of telephone services in Puerto Rico. Selling, general and administrative expenses for the Puerto Rico Systems were $26.8 million and $10.6 million for the years ended May 31, 1998 and 1997, respectively.

      The Company anticipates continued increases in the cost of services and selling, general and administrative expenses as the growth of its existing wireless telephone business continues. In addition, the Company expects that the continued development of its markets as well as its participation in the Puerto Rico telecommunications business will contribute to a continued increase in the level of expenses.

      Depreciation and amortization for the year ended May 31, 1998 was $114.2 million, an increase of $30.5 million or 36% over the year ended May 31, 1997. The increase resulted from capital expenditures made during fiscal 1998 and 1997 in connection with the development and network expansion of the Company's wireless telephone systems. Depreciation and amortization related to the Puerto Rico Systems accounted for $26.5 million or 87% of the increase.

      The operating loss for the year ended May 31, 1998 was $13.3 million, a decrease of $12.8 million or 49% from the loss of $26.1 million for the year ended May 31, 1997. The operating loss for the Puerto Rico Systems was $20.0 million and $14.7 million for the years ended May 31, 1998 and 1997, respectively.

      Interest expense was $45.2 million for the year ended May 31, 1998, an increase of $11.8 million or 35% from the year ended May 31, 1997. Interest expense for the year ended May 31, 1997 was reduced by $2.8 million of capitalized interest charges related to the acquisition cost of the Company's Puerto Rico PCS license during the pre-operational stage of the business. Gross interest costs for the years ended May 31, 1998 and 1997 were $45.2 million and $36.1 million, respectively. The increase in gross interest costs reflects additional borrowings for working capital, debt service and capital expenditures related to the build-out of the Puerto Rico Systems' PCS network infrastructure and the purchase of PCS telephones. The average debt outstanding during the year ended May 31, 1998 was $470.4 million, an increase of $95.5 million as compared to the average debt level of $374.9 million during the year ended May 31, 1997. The increase in average debt outstanding is principally related to the $76.0 million in additional borrowings for the Puerto Rico Systems.

The Company's weighted average interest rate decreased to 9.60% for the year ended May 31, 1998 from 9.64% for the year ended May 31, 1997.

      After income attributable to minority interests in subsidiaries for the year ended May 31, 1998, a pretax loss of $45.5 million was incurred, as compared to a pretax loss of $40.6 million for the year ended May 31, 1997. The income tax benefit of $13.6 million for the year ended May 31, 1998 represents a reduction of the deferred tax liability by the tax effect of the current period losses of the Company, offset by current state and local taxes for the period. The tax benefits are non-cash in nature.

      The net loss of $31.9 million for the year ended May 31, 1998 represents a decrease of $1.3 million or 4% from the net loss of $33.3 million for the year ended May 31, 1997. The Puerto Rico PCS business accounted for 96% of the consolidated net loss for the year ended May 31, 1998 as compared to 52% for 1997.

      For the year ended May 31, 1998, earnings were less than fixed charges by $45.4 million. Fixed charges consist of interest expense, including amortization of debt issue costs and the portion of rents deemed representative of the interest portion of leases. The amount by which earnings were less than fixed charges includes non-cash charges of $114.2 million relating to depreciation and amortization.

Year Ended May 31, 1997 Compared to Year Ended May 31, 1996

      Revenue for the year ended May 31, 1997 was $151.0 million, an increase of $38.8 million or 35% over revenue of $112.2 million for the year ended May 31, 1996, reflecting growth in subscriptions to and increased usage of wireless telephone service. The acquisition of one domestic wireless telephone system accounted for approximately $4.6 million or 12% of the increase in revenue. The Puerto Rico Systems business contributed $5.9 million or 15% of the increase in revenue.

      Revenue from the sale of equipment to subscribers for the year ended May 31, 1997 increased by $0.2 million or 8% to $2.9 million as compared to the year ended May 31, 1996. The increase in such revenue was due to a larger number of telephone units sold during the current year offset, in part, by a reduction in the retail prices of wireless telephones.

      Continued growth in revenue is dependent upon increased levels of wireless subscriptions, maintenance of the current subscriber base, and the average revenue per subscriber. Wireless subscribers at May 31, 1997 were approximately 203,900, an increase of 51% from the 135,000 subscribers at May 31, 1996. Increases from new activations of 104,800 and 7,500 subscribers from acquisitions were offset by subscriber cancellations of 43,400. The cancellations experienced by the Company are primarily the result of competitive factors. The Puerto Rico Systems had approximately 16,900 subscribers at May 31, 1997 and, as a result, the Puerto Rico Systems accounted for approximately 25% off the net increase in subscriptions.

      Consolidated revenue per subscriber per month, based upon an average number of subscribers, was $74 for the year ended May 31, 1997, as compared to $75 for the year ended May 31, 1996. The average monthly revenue per subscriber for the year ended May 31, 1997 was approximately $73 in the Domestic Wireless Telephone Systems, as compared to approximately $113 in the Company's Puerto Rico Systems.

      Cost of services during the year ended May 31, 1997 was $22.2 million, an increase of $6.9 million or 45% from the year ended May 31, 1996. The increase was due to the variable costs associated with a larger revenue and subscription base and increased wireless coverage areas resulting from (i) the continued expansion of the Company's network and acquisitions completed during the fiscal years ended May 31, 1997 and 1996 and (ii) the commencement of wireless telephone service in Puerto Rico. Included in cost of services during the year ended May 31, 1997 were $1.9 million of costs associated with the start-up of the Company's Puerto Rico Systems.

      Cost of equipment sold during the year ended May 31, 1997 was $16.0 million, an increase of $5.2 million or 48% as compared to the year ended May 31, 1996. The primary reason for the increase was an increase in the number of telephone units sold, offset by a decrease in the average unit cost of telephones sold.

      Selling, general and administrative expenses rose to $55.1 million for the year ended May 31, 1997, an increase of $20.9 million or 61% above the expenses of $34.2 million for the year ended May 31, 1996. The Company increased its managerial, customer service and sales staff to accommodate a larger subscription and revenue base, anticipated growth of its domestic wireless telephone systems as well as the commencement of wireless telephone services in Puerto Rico. Included in selling, general and administrative expenses during the year ended May 31, 1997 were $5.1 million of costs associated with the start-up of the Company's Puerto Rico Systems.

      Depreciation and amortization for the year ended May 31, 1997 was $83.7 million, an increase of $12.7 million or 18% over the year ended May 31, 1996. The increase results from acquisitions and capital expenditures made during fiscal 1997 and 1996 in connection with the development and network expansion of the Company's Domestic Wireless Telephone Systems and Puerto Rico Systems. Depreciation and amortization related to the Puerto Rico Systems was $6.3 million or 50% of the increase.

      The operating loss for the year ended May 31, 1997 was $26.1 million, an increase of $6.9 million or 36% from the loss of $19.1 million for the year ended May 31, 1996.

      During the year ended May 31, 1997, the Company sold certain equipment resulting in a gain of $3.8 million. During the year ended May 31, 1996, the Company sold its 72.2% interest in the wireless telephone system serving the Charlottesville, VA MSA for a cash purchase price of approximately $9.9 million. The Company recognized a gain of $4.2 million as a result of the sale (see "--Acquisitions, Exchanges, and Dispositions"). In addition, the Company recognized a gain of $4.1 million upon the sale of marketable securities acquired and sold during fiscal 1996.

      Interest expense was $33.4 million for the year ended May 31, 1997, an increase of $5.5 million or 20% from the year ended May 31, 1996. The increase in interest expense is the result of interest charged on additional borrowings for the Benton Harbor, Michigan acquisition, working capital needs and the construction and, with respect to the operation of the Puerto Rico telecommunications network as well as a decrease in capitalized interest charges related to the pre-operational stage of the Company's Puerto Rico PCS business. Capitalized interest for the year ended May 31, 1997 was $2.8 million, a decrease from the capitalized interest of $5.2 million for the year ended May 31, 1996. Gross interest costs for the year ended May 31, 1997 and May 31, 1996 were $36.1 million and $33.1 million, respectively. The average debt outstanding during the year ended May 31, 1997 was $374.9 million, an increase of $24.9 million as compared to the average debt level of $350.0 million during the year ended May 31, 1996. The Company's weighted average interest rate increased to 9.64% for the year ended May 31, 1997 from 9.54% for the year ended May 31, 1996.

      After income attributable to minority interests in subsidiaries for the year ended May 31, 1997, a pretax loss of $40.6 million was incurred, as compared to a pretax loss of $28.2 million for the year ended May 31, 1996. The income tax benefit of $7.3 million for the year ended May 31, 1997 represents a reduction of the deferred tax liability by the tax effect of the current period losses of the Company, offset by current state and local taxes for the period. The tax benefits are non-cash in nature.

      The net loss of $33.3 million for the year ended May 31, 1997 represents an increase of $16.7 million or 100% from the net loss of $16.6 million for the year ended May 31, 1996. The Puerto Rico PCS business accounted for 52% of the consolidated net loss for the year ended May 31, 1997 as compared to 6% for 1996.

Selected Quarterly Financial Results

     The following table sets forth certain quarterly operating and other data for Centennial Cellular Operating for fiscal 1997, fiscal 1998 and the first six months of fiscal 1999:

                                                                 Three Months Ended
                   -------------------------------------------------------------------------------------------------------
                   November 30, August 31, May 31, February 28, November 30, August 31, May 31,  February 28, November 30,
                       1998        1998     1998       1998         1997        1997     1997        1997         1996
                   ------------ ---------- ------- ------------ ------------ ---------- -------  ------------ ------------
                                                                (Dollars in thousands)
Operating
 revenues:
 Rural Cellular
  Systems........    $58,932     $53,902   $47,704   $43,515      $46,091     $44,516   $39,715    $37,680      $35,359
 Puerto Rico
  Systems........     28,220      23,544    18,631    15,664       12,484       7,673     4,410      1,494          --
                     -------     -------   -------   -------      -------     -------   -------    -------      -------
 Total operating
  revenues.......     87,152      77,446    66,335    59,179       58,575      52,189    44,125     39,174       35,359
                     -------     -------   -------   -------      -------     -------   -------    -------      -------
Costs and
 expenses:
 Cost of
  equipment
  sold...........      4,929       4,533     3,399     4,393        4,564       4,073     4,609      4,734        3,966
 Cost of
  services.......     11,742      10,382     9,171    10,831       10,505       7,882     6,610      5,913        4,927
 Selling, general
  and
  administrative..    27,546      23,896    19,648    22,457       21,721      17,964    18,052     15,398       11,868
 Depreciation and
  amortization...     32,739      31,804    31,557    29,857       27,718      25,062    24,754     21,175       19,310
                     -------     -------   -------   -------      -------     -------   -------    -------      -------
                      76,956      70,615    63,775    67,538       64,508      54,981    54,025     47,220       40,071
                     -------     -------   -------   -------      -------     -------   -------    -------      -------
Operating income
 (loss)..........    $10,196     $ 6,831   $ 2,560   $(8,359)     $(5,933)    $(2,792)  $(9,900)   $(8,046)     $(4,712)
                     =======     =======   =======   =======      =======     =======   =======    =======      =======
EBITDA(1):
 Rural Cellular
  Systems........    $31,152     $29,112   $26,422   $17,352      $19,699     $22,694   $17,212    $15,584      $16,187
 Puerto Rico
  Systems........     11,783       9,523     7,471     3,908        1,527        (424)   (2,737)    (2,667)      (2,067)
                     -------     -------   -------   -------      -------     -------   -------    -------      -------
 Total EBITDA....    $42,935     $38,635   $33,893   $21,260      $21,226     $22,270   $14,475    $12,917      $14,120
                     =======     =======   =======   =======      =======     =======   =======    =======      =======
                   August 31,
                      1996
                   ----------
Operating
 revenues:
 Rural Cellular
  Systems........   $32,365
 Puerto Rico
  Systems........       --
                   ----------
 Total operating
  revenues.......    32,365
                   ----------
Costs and
 expenses:
 Cost of
  equipment
  sold...........     2,703
 Cost of
  services.......     4,766
 Selling, general
  and
  administrative..    9,814
 Depreciation and
  amortization...    18,481
                   ----------
                     35,764
                   ----------
Operating income
 (loss)..........   $(3,399)
                   ==========
EBITDA(1):
 Rural Cellular
  Systems........   $15,293
 Puerto Rico
  Systems........      (953)
                   ----------
 Total EBITDA....   $14,340
                   ==========

-------
(1) EBITDA is defined, for any period, as earnings before income from Minority Cellular Investment Interests, allocations to minority interests in consolidated subsidiaries, interest expense, interest income, income taxes, depreciation and amortization, and gain on sale of assets. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. EBITDA should not be considered an alternative to net income as a measure of the Company's operating results or to cash flow as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by various companies as a general measure of a company's performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be strictly comparable to other similarly titled measures of other companies.

Liquidity and Capital Resources

Historical

     The Company has historically relied primarily on bank debt, the issuance of debt securities, the issuance of Common Shares and the incurrence of debt by its subsidiaries in order to fund its working capital requirements, acquisitions, capital expenditures and debt service. For the six months ended November 30, 1998, earnings exceeded fixed charges by $12.2 million. For the year ended May 31, 1998, earnings were less than fixed charges by $45.4 million. Fixed charges consist of interest expense, including amortization of debt issue costs and the portion of rents deemed representative of the interest portion of leases. The amount by which earnings exceeded fixed charges reflects non-cash charges of $64.5 million and $114.2 million relating to depreciation and amortization during the six months ended November 30, 1998 and year ended May 31, 1998, respectively.

      During the six months ended November 30, 1998, the Company made capital expenditures of $48.8 million, primarily to continue the construction of its Puerto Rico Systems and its Domestic Wireless Telephone Systems to expand the coverage areas of existing properties and to upgrade its cell sites and call switching equipment. Capital expenditures for the Company's Puerto Rico Systems were $30.6 million for the six months ended November 30, 1998, representing 63% of the Company's total capital expenditures. The Puerto Rico Systems capital expenditures included $14.7 million to continue the build-out of the Company's PCS network infrastructure and $16.0 million to purchase telephone units which remain the property of the Company while in use by subscribers. The Company's future commitments for property and equipment include the addition of cell sites to expand coverage and enhancements to the existing infrastructure of its wireless telephone systems. During fiscal 1999, the Company anticipates capital expenditures in the Domestic Wireless Telephone Systems of approximately $40.0 million. The Company currently estimates that the cost to continue the build-out of its Puerto Rico network infrastructure through fiscal 1999 will be approximately $50.0 million. This increase is an acceleration of expenditures that would otherwise take place in future years and is related to the growth the Company has experienced in its Puerto Rico Systems. It is anticipated that the Company will seek various sources of external financing including, but not limited to, bank financing, joint ventures, partnerships and placement of debt or equity securities of the Company.

      Centennial Puerto Rico Wireless Corporation, a wholly owned subsidiary of the Company ("CPRW"), has a four-year, $180.0 million revolving credit facility (as amended, the "Old Puerto Rico Credit Facility"). As of November 30, 1998, the Old Puerto Rico Credit Facility had $157.0 million outstanding. The interest rate payable by CPRW on borrowings under the Old Puerto Rico Credit Facility is based, at the election of CPRW, on (a) the Base Rate, as defined, plus a margin of 1.50% or (b) the Eurodollar Base Rate, as defined, plus a margin of 2.50%, adjusted for the maintenance of certain specified ratios, as applicable. All indebtedness under the Old Puerto Rico Credit Facility was repaid at the time of the Merger.

      As of November 30, 1998, no amounts were outstanding under the Company's $75 million domestic revolving credit facility (the "Old Domestic Credit Facility"). The interest rate payable on the Old Domestic Credit Facility is based, at the election of the Company, on (a) the Base Rate, as defined, plus a margin of 2% or (b) the Eurodollar Base Rate, as defined, plus a margin of 3%. All indebtedness under the Old Rural Cellular Credit Facility was repaid at the time of the Merger.

      The Company also had two outstanding public issuances of debt securities, its $250 million 8 7/8% Senior Notes due 2001 (the "2001 Notes") and its $100 million 10 1/8% Senior Notes due 2005 (the "2005 Notes"). In connection with the Merger, Centennial consummated the Debt Tender Offers to acquire substantially all of its outstanding 2001 Notes and 2005 Notes. As of the expiration date of the Debt Tender Offers, approximately 99% of the Company's public debt was tendered to the Company. The Company completed the Debt Tender Offers concurrently with the effective time of the Merger.

      As of November 30, 1998, the Company had $272.2 million of property, plant and equipment (net) placed in service. During the six months ended November 30, 1998 and the year ended May 31, 1998, the Company made capital expenditures of $48.8 million and $129.3 million, respectively, primarily to continue the construction of its Puerto Rico Systems and its Domestic Wireless Telephone Systems, to expand the coverage areas of existing properties and to upgrade its cell sites and call switching equipment. Capital expenditures for the Company's Puerto Rico Systems were $90.3 million for the year ended May 31, 1998, representing 70% of the Company's total capital expenditures. The Puerto Rico Systems capital expenditures included $57.1 million to continue the build-out of the Company's PCS network infrastructure and $33.2 million to purchase telephone units which remain the property of the Company while in use by subscribers. The Company's future commitments for property and equipment include the addition of cell sites to expand coverage and enhancements to the existing infrastructure of its wireless telephone systems. During fiscal 1999, the Company anticipates capital expenditures in the Domestic Wireless Telephone Systems of approximately $40 million.

      In order to meet its obligations with respect to its operating needs, capital expenditures, debt service and preferred stock obligations, it is important that the Company continue to improve operating cash flow. In order to do so, the Company's revenue must increase at a faster rate than operating expenses. Increases in revenue will be dependent upon continuing growth in the number of subscribers and maximizing revenue per subscriber. The Company has continued the development of its managerial, administrative and marketing functions, and is continuing the construction of wireless systems in its existing and recently acquired markets in order to achieve these objectives. There is no assurance that growth in subscribers or revenue will occur.

      In addition, the Company's participation in the Puerto Rico telecommunications business has been, and is expected to continue to be, capital intensive. Further, due to the start-up nature of the Puerto Rico telecommunications operations, the Company expects that it will require additional cash investment to fund its operations over the next several years. The Puerto Rico telecommunications operations has been, and is expected to continue to be, highly competitive with the two existing wireless telephone providers, as well as the other Puerto Rico telecommunications license holders. There is no assurance that the Puerto Rico telecommunications operations will generate cash flow or reach profitability. Even if the Company's operating cash flow increases, it is anticipated that cash generated from the Company's wireless telephone systems will not be sufficient in the next several years to cover interest, the preferred stock dividends that may be declared and made payable and required capital expenditures.

      The Company anticipates that shortfalls in cash flow may be made up either through debt and equity issuances or additional financing arrangements that may be entered into by the Company. It is anticipated that the Company's future funding needs will be met by the refinancing arrangements that are expected to be made in connection with the Merger, although there is no assurance that this refinancing will be obtained. Based upon current market conditions and its current capital structure, the Company believes that cash flows from operations and funds from available credit facilities will be sufficient to enable the Company to meet required cash commitments for the foreseeable future.

      The Company has filed a shelf registration statement with the Commission for up to 8,000,000 shares of its Class A Common Stock that may be offered from time to time in connection with acquisitions. The registration statement was declared effective by the Commission on July 14, 1994. As of September 23, 1998, 4,239,231 shares remain available for issuance under this shelf registration.

      The Company has filed a shelf registration statement with the Commission for the issuance of $500 million of the Company's debt securities which was declared effective by the Commission on April 6, 1995. The debt securities may be issued from time to time in series on terms to be specified in one or more prospectus supplements at the time of the offering. If so specified with respect to any particular series, the debt securities may be convertible into shares of the Company's Class A Common Stock. As of September 23, 1998, $400 million remained available for issuance under this shelf registration.

After the Merger

      Following the consummation of the Merger, Centennial Cellular Operating has, on a consolidated basis, long-term indebtedness aggregating approximately $1.31 billion. In addition, Centennial (without its subsidiaries) has $180 million (face amount) of long-term indebtedness. Substantially all of the proceeds of such indebtedness were used to pay the consideration to Centennial's stockholders in the Merger, repay Centennial's indebtedness (including the purchase of Tendered Notes in the Debt Tender Offers), pay the related fees and expenses and purchase the Pledged Securities. See "Use of Proceeds."

      As a result of the Merger, the Obligors have significant cash requirements for debt service. To meet their liquidity needs, the Obligors currently expect to rely on internally generated funds, borrowings under the revolving portion of the Credit Facility and, for the first three scheduled interest payments of the Notes, the

Pledged Securities. On a pro forma basis, at November 30, 1998, Centennial Cellular Operating and its subsidiaries would have had $114.0 million available under the revolving portion of the Credit Facility.

      At the effective time of the Merger, Centennial Cellular Operating entered into the Credit Facility. A portion of the Credit Facility was also borrowed by Centennial de Puerto Rico. The Credit Facility provides term loans in an aggregate principal amount of $900 million and revolving loans in an aggregate principal amount of up to $150 million. The term loans consist of four tranches and will amortize over eight years for each of tranche A term loans and tranche A Puerto Rico term loans, eight and one-half years for tranche B term loans and nine years for tranche C term loans. The revolving loans will be reduced quarterly beginning in the fourth year and will mature after eight years. Borrowings are subject to mandatory prepayment and reduction in an amount equal to the net proceeds of asset dispositions, 75% of excess cash flow reduced to 50% with respect to any fiscal year if the Total Leverage Ratio (defined as the ratio of total debt to operating cash flow) is less than
6.0 to 1.0, the net proceeds of the issuance of debt or any sale and leaseback and 50% of the net proceeds of any issuance of equity securities. Centennial and each of Centennial Cellular Operating's direct and indirect existing and future subsidiaries (other than foreign subsidiaries) have guaranteed Centennial Cellular Operating's obligations under the Credit Facility. Centennial Cellular Operating and Centennial de Puerto Rico's direct and indirect existing and future subsidiaries have guaranteed Centennial de Puerto Rico's obligations under the Credit Facility. The obligations of Centennial Cellular Operating under the Credit Facility are secured by substantially all of the assets of Centennial and each of its subsidiaries (other than foreign subsidiaries), including the capital stock of such subsidiaries. The obligations of Centennial de Puerto Rico under the Credit Facility are secured by substantially all of the assets of Centennial de Puerto Rico and each of its subsidiaries, including the capital stock of such subsidiaries. See "Description of Certain Indebtedness."

      WCAS Capital Partners III, L.P. provided, at the effective time of the Merger, Mezzanine Financing to Centennial in the original principal amount of $180 million. The note will bear cash interest at a rate of 10% or pay-in-kind interest at a rate of 13%. Centennial Cellular Operating is restricted from making cash payments to Centennial to service the debt under certain circumstances under the Notes and the Credit Facility. The note is prepayable at Centennial's option and must be prepaid in the event of a Change of Control, in each case subject to compliance with the Company's other debt instruments. See "Description of Certain Indebtedness--Subordinated Debt."

      The Obligors issued $370 million of the Notes (including $57.5 million to fund the first three interest payments). See "Description of the New Notes."

      Centennial plans to continue to expand its marketing efforts which will include, but are not limited to, an increase in funds for advertising, cellular telephone inventory purchases and other expenditures relating to subscriber growth. For the years ending May 31, 1999 and 2000, Centennial anticipates that it will spend approximately $40 million and $35 million, respectively, in capital expenditures for its domestic operations. The Company currently estimates that the capital expenditures to continue the build-out of its Puerto Rico network infrastructure and expansion of its business operations through fiscal 1999 will be approximately $50 million. However, actual capital requirements may change. The ability of the Obligors to meet their debt service obligations and reduce their total debt will be dependent on the future performance of the Obligors, which in turn, will be subject to general economic conditions and to financial, business and other factors, including the factors described under "Risk Factors" and other factors beyond the Obligors' control.

      The Obligors believe that based on the current level of operations and anticipated internal growth, cash flow from operations, together with other available sources of funds, including borrowings under the revolving portion of the Credit Facility, will be adequate to make required payments of principal and interest on the Obligors' indebtedness and to fund anticipated capital expenditures and working capital requirements for the foreseeable future. A portion of the Obligors' debt bears interest at floating rates; therefore, their financial condition is and will continue to be affected by changes in prevailing interest rates.

Acquisitions, Exchanges and Dispositions

      The Company's primary acquisition strategy is to acquire controlling ownership interests in wireless systems serving markets contiguous or proximate to its current markets. This clustering strategy enables it to achieve operating and cost efficiencies as well as joint advertising and marketing benefits. Clustering also allows the Company to offer its subscribers more areas of uninterrupted service as they travel through an area or state. In addition to expanding its existing clusters, the Company may also seek to acquire interests in wireless systems in other geographic areas. The Company may also pursue other communications businesses related to its wireless telephone and other mobile service operations, as well as other communications businesses it determines to be desirable. The consideration for such acquisitions may consist of shares of stock, cash, assumption of liabilities or a combination thereof.

      On November 1, 1998, the Company exercised its right to acquire the minority interests held by Century in the Cass and Jackson, Michigan systems for the prices paid by Century for such minority interests in the acquisition of such systems ($2.0 million and $1.0 million, respectively).

      On June 8, 1998, the Company disposed of its investment interest in Arizona RSA #2, representing approximately 43,500 Net Pops, for $13.5 million in cash. During the first quarter of fiscal 1999, the Company recorded a pre-tax gain of approximately $9.5 million in relation to the sale of this Investment Interest.

      On September 12, 1996, the Company acquired 100% of the ownership interests in the partnership owning the wireless telephone system serving the Benton Harbor, Michigan MSA for approximately $35.0 million in cash. The Benton Harbor market represents approximately 161,400 Net Pops.

      On October 31, 1995, the Company acquired (i) a 94.3% interest in the wireless telephone system serving the Lafayette, Louisiana MSA, representing approximately 205,700 Net Pops, in exchange for the Company's wireless telephone system serving the Jonesboro, Arkansas RSA (comprising approximately 205,000 Net Pops), the license rights and assets located in and covering the Desoto and Red River Parishes of Louisiana RSA #3 (comprising approximately 34,700 Net Pops), the license rights and assets located in and covering a section of Morehouse Parish of Louisiana RSA #2 (comprising approximately 24,100 Net Pops) and a cash payment by the Company of approximately $5.6 million, subject to adjustment, and (ii) an additional 14.3% minority interest in the Elkhart, Indiana MSA, a market in which the Company now has a 91.4% interest and an additional 12.7% equity investment interest in the Lake Charles, Louisiana MSA, a market in which the Company now has a 25.1% interest, for a cash payment of approximately $3.0 million.

      On June 30, 1995, the Company acquired the wireless telephone systems serving (a) Newtown, LaPorte, Starke, Pulaski, Jasper and White, Indiana, (b) Kosciusko, Noble, Steuben and Lagrange, Indiana, (c) Williams, Defiance, Henry and Paulding, Ohio and (d) Copiah, Simpson, Lawrence, Jefferson Davis, Walthall and Marion, Mississippi, representing an aggregate of approximately 608,100 Net Pops. The above-described systems were acquired by the Company in exchange for the Company's wireless telephone systems serving the Roanoke, Virginia MSA, the Lynchburg, Virginia MSA, North Carolina RSA #3 and Iowa RSA #5, representing an aggregate of approximately 644,000 Net Pops. Simultaneously with the consummation of the transaction described above, the Company sold its 72.2% interest in the wireless telephone system serving the Charlottesville, Virginia MSA, representing an aggregate of approximately 94,700 Net Pops, for a cash purchase price of approximately $9.9 million, subject to adjustment. The Company recognized a gain of approximately $4.2 million as a result of the sale.

      During the year ended May 31, 1998, the Company directly purchased 1,270,200 Common Shares in the open market for an aggregate purchase price of $23.5 million pursuant to previous authorizations by the Company's Board of Directors. These shares have been accounted for as treasury shares. Subsequent to May 31, 1998, the Company has not directly purchased any additional Common Shares in the open market. As of July 28, 1998, the Company is authorized to directly purchase 2,729,800 additional shares of its Class A

Common Stock in the open market after giving effect to the shares purchased to date. Additionally, through a recently terminated agreement, the Company purchased 273,200 shares of its Class A Common Stock for approximately $5.4 million.

      During the six months ended November 30, 1997, the Company directly purchased 1,181,200 shares of its Class A Common Stock in the open market for an aggregate purchase price of $21.7 million pursuant to previous authorizations by the Company's Board of Directors. These shares were accounted for as treasury shares. During the six months ended November 30, 1998, the Company did not directly purchase any additional shares of its Class A Common Stock in the open market.

      The Company leases certain space for equipment in Puerto Rico from Century-ML Cable Corp. ("Century-ML"), a cable television operator which is 50% owned by Century, pursuant to a 25-year lease entered into in 1997 when Century was an affiliate of the Company. Further, the Company leases and shares capacity on the fiber optic cable television facility and network of Century-ML for the purpose of operating as a competitive access provider. The Company shares in the cost of construction, operation and maintenance of the Century-ML fiber network on a pro rata basis based on the percentage of the number of fibers of the network used by or reserved for the Company. During fiscal 1997, the Company recorded a deferred asset and a related payable to an affiliate in its consolidated balance sheet in the amount of $6.0 million to reflect certain costs incurred by the Company to secure the use of the fiber optic network as required by the Facilities Agreement with Century-ML dated January 2, 1995. This amount, which was paid by the Company during fiscal 1998, represents the Company's share of the costs of constructing Century-ML's fiber optic network.

Recent Developments

      In September 1998, the Commonwealth of Puerto Rico sustained damage as a result of the effects of Hurricane Georges. The Company has evaluated the extent of damage to its Puerto Rico network infrastructure and the impact the hurricane has had on the Company's Puerto Rico service revenue during the three months ended November 30, 1998. After consideration of expected insurance recoveries, the Company believes it will not incur significant losses as a result of the effects of the damage caused by Hurricane Georges. During the three months ended November 30, 1998, the Company recorded approximately $1.6 million of insurance recoveries related to subscriber refunds within revenue.

Year 2000

      During fiscal 1998, the Company began a review of its computer systems and related software to identify systems and software that might malfunction due to a misidentification of the Year 2000. A committee consisting of members of senior management from various disciplines within the Company has been formed and is meeting regularly to discuss the steps that must be taken to deal with any potential Year 2000 issues. The Company is utilizing both internal and external resources to identify, correct or reprogram and test systems for Year 2000 readiness.

      Most of the Company's customer-related computer systems and data bases, including its billing systems, are managed by third parties under contractual arrangements. The Company has requested those third parties to advise the Company as to whether they anticipate difficulties in addressing Year 2000 problems and, if so, the nature of such difficulties. The Company is also working with others in the industry using the same or similar systems to determine the appropriate steps necessary to address the anticipated difficulties.

      The Company is currently undertaking an inventory of all local equipment used in the transmission and reception of all signals to identify items that need to be upgraded or replaced. The Company is also monitoring industry-wide efforts with respect to signal delivery to its distribution plant and is working with others in the industry to address potential solutions.

      Management of the Company has not finally determined the cost associated with its Year 2000 readiness efforts and the related potential impact on the Company's results of operations. Amounts expended to date have not been material. There can be no assurance that the systems of other companies on which the Company relies will be converted in time or that any such failure to convert by another company will not have a material adverse effect on the Company's business, financial condition or results of operations.

      After evaluating its internal compliance efforts as well as the compliance of third parties as described above by the end of calendar year 1998, the Company will develop during 1999 appropriate contingency plans to address situations in which various systems of the Company, or of third parties with which the Company does business, are not Year 2000-compliant.

Certain Information Provided to WCAS VIII

      Prior to the execution of the Merger Agreement, in connection with WCAS VIII's review of the Company, the Company provided representatives of WCAS VIII information concerning projected revenue and expenses of the Company which was prepared in June 1998. WCAS VIII has informed the Company that, in its judgment, it does not expect the projected results to be achieved and, accordingly, did not rely on such projections in negotiating the Merger Agreement or the amount of the Cash Merger Consideration.

                           CENTENNIAL CELLULAR CORP.

                        PROJECTED FINANCIAL INFORMATION

                      FURNISHED TO WCAS VIII IN JUNE 1998

                       Consolidated Five Year Projections

                                          Years Ended May 31,
                         ----------------------------------------------------------
                          1999E     2000E     2001E     2002E     2003E     2004E
                         --------  --------  --------  --------  --------  --------
                                        (Dollars in thousands)
Total Revenue........... $336,761  $456,927  $564,635  $668,938  $773,090  $880,038
Revenue Growth Rate.....       30%       36%       24%       18%       16%       14%
EBITDA.................. $156,273  $219,437  $282,455  $340,829  $400,032  $459,253
Margin..................       46%       48%       50%       51%       52%       52%
EBITDA Growth Rate......       55%       40%       29%       21%       17%       15%
EBIT.................... $ 29,585  $104,484  $171,790  $235,979  $294,184  $352,431
Margin..................        9%       23%       30%       35%       38%       40%
Capital Expenditures.... $ 90,000  $ 85,000  $ 80,000  $ 74,000  $ 68,500  $ 65,500

--------
      The foregoing Company projections were based on the following assumptions:

      (1) Subscribers are assumed to grow at a compound annual growth rate of 14% through 2004 for domestic operations and wireless subscribers are assumed to grow at a compounded annual growth rate of 28% through 2004 for Puerto Rico operations.

      (2) Service revenues per subscriber are assumed to decrease 5% in year 2000, 2.5% in 2001 and 1.5% in 2002, and remain flat thereafter for domestic operations and service revenues per subscriber are assumed to decrease over the next five years for Puerto Rico operations.

      (3) Operating expenses are assumed to be 23% of revenues in 1999, increasing to 24% of revenues in 2004 for domestic operations and are assumed to be 25% of revenues in 1999, decreasing to 22% of revenues in 2004 for Puerto Rico operations.

      (4) Administrative expenses are assumed to be 14% of revenues in 1999, decreasing to 12% of revenues in 2004 for domestic operations and are assumed to be 16% of revenues in 1999, decreasing to 12% of revenues in 2004 for Puerto Rico operations.

      The Company does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Prospectus only because the information was made available to representatives of WCAS VIII by the Company and were required to be included in the Company's registration statement on Form S-4 filed with the Commission relating to Centennial's stockholder information statement relating to the Merger. The management of the Company has prepared the forecasted financial information set forth above to present the five-year projections for the Company. These forecasts were prepared in June 1998 and have not been updated. The prospective financial information was not prepared with a view toward public disclosure or with a view towards complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company's management, were prepared on a reasonable basis, reflect the Company's estimates and judgments at the time of preparation and presented, to the best of management's knowledge and belief at the time of preparation, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as necessarily indicative of future results, and potential purchasers of the Notes are cautioned not to place any reliance on the forecasted financial information. Neither the Company's independent auditors, nor any other independent accountants or financial advisors, nor the Initial Purchasers have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

      The Company has also informed WCAS VIII that its internal financial forecasts (upon which the projected financial performance provided to WCAS VIII was based in part) are, in general, prepared solely for internal use and capital budgeting and other management decision-making purposes and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. Projected information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company, WCAS VIII or Acquisition or their respective financial advisors, including the Initial Purchasers. Many of the assumptions upon which the foregoing projected financial performance was based, none of which was approved by WCAS VIII, Acquisition or the Initial Purchasers, are dependent upon economic forecasting (both general and specific to the Company's businesses), which is inherently uncertain and subjective. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORECASTED RESULTS ARE INDICATIVE OF THE FUTURE PERFORMANCE OF THE COMPANY OR THAT ACTUAL RESULTS WILL NOT BE MATERIALLY HIGHER OR LOWER THAN THOSE FORECASTED. INCLUSION OF THE PROSPECTIVE FINANCIAL INFORMATION IN THIS PROSPECTUS SHOULD NOT BE REGARDED AS A REPRESENTATION BY ANY PERSON THAT THE FORECASTED RESULTS WILL BE ACHIEVED. None of WCAS VIII, Acquisition, the Company or their respective financial advisors, including the Initial Purchasers, assumes any responsibility for the ultimate outcome of any of such projections. Inclusion of the foregoing projections should not be regarded as an indication that WCAS VIII, Acquisition, the Company or any other person who received such information considers it an accurate prediction of future events.

      The Company does not generally publish its business plans and strategies or make external forecasts of its anticipated financial position or results of operations. Accordingly, none of WCAS VIII, Acquisition or the Company, or their respective financial advisors (including the Initial Purchasers), or any other party, intends to publicly update or otherwise publicly revise the projections set forth above to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Company does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

Uncertainties Associated with Forward-Looking Statements

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

     . Our high degree of leverage and the requirement for significant and sustained growth in our cash flow to meet our debt service requirements,

     . That we are a holding company and the notes are structurally subordinated to all indebtedness of our subsidiaries, including guarantees by our subsidiaries of all indebtedness under our $1.05 billion credit facility (approximately $930 million of which was drawn at closing of the merger and a portion of which was borrowed directly by our Puerto Rico subsidiary),

     .  Our history of net losses and the expectation of future losses,

     .  That the telecommunications industry is highly competitive,

     . That new technologies or new business opportunities will require additional investments in network capacity or additional capital spending,

     . That the success of any acquisitions will depend on our ability to integrate acquired businesses,

     . That the telecommunications industry is subject to rapid and significant changes in technology,

     . That there is potential for adverse regulatory change and the need for regulatory approvals in the operation of our business and renewal of our cellular licenses,

     .  Fluctuations in market value of our licenses,

     . Risks associated with the regional economic conditions in the areas we operate our business,

     .  Operating costs due to fraud,

     . That a decline in roaming rates may materially adversely affect us,

     . That a dispute regarding reverse billing may materially adversely affect us,

     . That the indenture governing the notes will require us to offer to purchase all of the notes issued and outstanding upon any change of control and that the credit facility contains similar provisions, which purchases, in each case, we may not have sufficient funds to consummate,

     . That the indenture and the credit facility impose significant operating and financial restrictions on Centennial Cellular Operating,

     . That Centennial Cellular Operating has pledged the capital stock of all its direct and indirect subsidiaries to the lenders under the credit facility and that all of the assets of such subsidiaries are pledged to such lenders,

     . That Centennial has unconditionally guaranteed the obligations of the borrowers under the credit facility,

     . That Centennial, as co-obligor, has no assets other than the stock of Centennial Cellular Operating and Centennial is not subject to the covenants contained in the indenture governing the notes,

     . That the right of the trustee under the indenture and a Pledge and Escrow Agreement to obtain payment on the notes upon the occurrence of an event of default may be significantly impaired by applicable bankruptcy law,

     . The lack of certainty with respect to how a court might decide a suit by an unpaid creditor on the basis of fraudulent conveyance,

     .  The potential effect of Year 2000 computer issues,

     . Risks associated with new management and any future changes in management,

     . That certain equity investors control Centennial and its subsidiaries and have the power to elect directors and take other corporate actions,

     . That we have limited ability to direct the operations of the systems in which we hold minority cellular investment interests as a limited partner and that our interests in such systems may be diluted if we do not meet a capital call,

     . The potential effect of equipment failure or natural disaster on our business,

     . Concerns about radio frequency emissions from cellular handsets, and

     .  The absence of a public market for the New Notes.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Prospectus might not occur.

                                    BUSINESS

                           Centennial Cellular Corp.

      Our company is one of the largest independent wireless telecommunications service providers in the United States and Puerto Rico with approximately 10.8 million Net Pops and 384,600 subscribers as of November 30, 1998. Centennial Rural Cellular serves 5.8 million Net Pops and its service area covers approximately 81,645 square miles. Our subsidiary, Centennial de Puerto Rico, is a fully integrated provider of communications services in Puerto Rico. These operations utilize a PCS license that covers 3.8 million Pops in Puerto Rico and the U.S. Virgin Islands and a CLEC license to operate in Puerto Rico. In addition, we own minority shares, representing approximately 1.2 million Net Pops, in certain Minority Cellular Investment Interests.

      The table below shows certain data for each of our two principal business segments.

                                                          Centennial de Puerto Rico
                           Centennial Rural Cellular        (PCS wireless and CLEC
                              (Cellular services)             wireline services)
                         ------------------------------ ------------------------------
                          Year ended  Six months ended   Year ended  Six months ended
                         May 31, 1998 November 30, 1998 May 31, 1998 November 30, 1998
                         ------------ ----------------- ------------ -----------------
                                        (in millions, except as noted)
Net Pops................       5.8            5.8            3.8             3.8
Subscribers (in
 thousands).............     252.7          285.9           69.5            98.7
Penetration.............       4.4%           4.9%           1.8%            2.6%
Revenue.................    $182.9         $112.8          $54.6           $51.8
EBITDA..................    $ 86.7         $ 60.3          $12.5           $21.3
Annualized EBITDA.......    $ 86.7         $120.6          $12.5           $42.6

      For the year ended May 31, 1998, our company earned revenue of $237.5 million, representing a CAGR of 45% over the previous two fiscal years. EBITDA for the year ended May 31, 1998 was $99.2 million, representing a CAGR of 44% over the previous two fiscal years.

      The success of our company's operating and financial performance has been driven by the quality and experience of its management and employees. We expect to continue to benefit from the experienced members of operating management who are expected to remain at Centennial Rural Cellular following the Merger. This management team built the Company through internal growth and acquisitions from approximately 1.7 million Net Pops in 1988 to approximately 10.8 million Net Pops (including those in Puerto Rico and Minority Cellular Investment Interests) as of November 30, 1998. The addition of Michael Small, formerly the Chief Financial Officer of 360(degrees) Communications Company (now a subsidiary of ALLTEL Corporation), as our Chief Executive Officer following the Merger complements the existing management team. Rudy J. Graf, who has been the Chief Operating Officer of the Company since 1991, will continue to manage the day-to-day operations of the Company

Centennial's Rural Cellular Systems

      Centennial's domestic consolidated systems are among the leading independent providers of rural non-wireline cellular telecommunications services. We believe our rural and small-city cellular systems provide strong growth opportunities due to lower penetration rates and higher subscriber growth rates. We focus on underdeveloped rural and small-city cellular areas that have a significant number of potential customers for wireless communications because we believe these areas offer:

     . Potential Penetration Growth. We believe these areas are in the early stages of their growth cycles and offer significant opportunities for increases in penetration and cellular usage;

     . Insulation from Potential Competition. These regions are currently subject to less competition from other wireless providers (such as PCS) as compared to larger MSAs, and the population density of these regions suggests that the build-out of a PCS network may not be economically attractive to competitors at present; and

     . Above-Average Revenue per Subscriber. Our domestic markets, which are strategically located between larger metropolitan areas, tend to exhibit long commute times and well-traveled roadways that have the potential to generate high levels of cellular MOUs and roaming revenues.

      The Company's domestic cellular interests consist primarily of three operating clusters:

     . Michiana Cluster contains approximately 3.4 million Net Pops in Michigan, Ohio and Indiana, covering portions of three major interstate highways that connect Chicago, Detroit and Indianapolis.

     . East Texas/Louisiana Cluster contains approximately 2.1 million Net Pops, covering portions of interstate highway I-10, as well as sections of Texas, Louisiana and Mississippi adjacent to Houston, New Orleans, Shreveport and Baton Rouge.

     . Southwestern Cluster contains approximately 296,000 Net Pops, covering the Yuma, Arizona and El Centro, California markets and is bordered by Los Angeles to the northwest, San Diego to the west, Phoenix to the east and Mexicali, Mexico to the south.

      Our domestic operations have achieved significant increases in revenue, EBITDA and number of subscribers since 1988. For the year ended May 31, 1998, the Company's domestic operations earned revenue of $182.9 million, representing a CAGR of 28% over the previous two fiscal years. EBITDA from domestic operations for the year ended May 31, 1998 was $86.7 million, representing a CAGR of 34% over the previous two fiscal years. As of May 31, 1998, the Company's domestic operations had approximately 252,700 subscribers, representing a CAGR of 37% over the number of subscribers in the previous two fiscal years.

Centennial's Puerto Rico Systems

      Our Puerto Rico business, which is conducted through Centennial de Puerto Rico, is a facilities-based ICP of a broad range of wireless and wireline services in the Commonwealth of Puerto Rico (an area covering approximately 3.8 million Pops). It is (i) the only provider of PCS services in the Puerto Rico market, (ii) a provider of facilities-based wireless local loop services to both business and residential customers, and (iii) a provider of local, long distance and enhanced data services through its subsidiary, Lambda CLEC, which competes with the incumbent PRTC. We believe that Puerto Rico represents an attractive market for communications services due to unmet demand for wireless and local phone service, high population density in the island's metropolitan areas, a growing economy and a stable business environment.

      Centennial de Puerto Rico offers wireless and wireline services using a shared Lucent Technologies 5 ESS switch and its sophisticated fiber optic network, which contains over 292 route miles of fiber throughout the island of Puerto Rico. The digital PCS network allows for coverage in most areas of Puerto Rico using its established base of 120 cell sites and CDMA technology to transmit its calls.

     . Wireless Services. Centennial de Puerto Rico offers both PCS and wireless local loop service to its customers. Our PCS business currently covers approximately 85% of the total Pops on the island of Puerto Rico and targets high volume users. We began offering PCS in December 1996 and as of November 30, 1998 had approximately 98,700 subscribers, an increase of 95% over our approximately 50,700 subscribers at November 30, 1997. Our ARPU per PCS customer was approximately $89 during the three months ended November 30, 1998, compared to approximately $46 for the average U.S. wireless customer for the six months ended June 30,

        1998, according to data from the CTIA. Centennial de Puerto Rico began offering wireless local loop service to business and residential customers in August 1997. Our ARPU per wireless local loop customer was $87 during the three months ended November 30, 1998. This service uses our fully digital CDMA network in Puerto Rico and had over 14,200 subscribers as of November 30, 1998.

     . Wireline Services. Lambda CLEC provides local, long distance and enhanced data services (including Internet-related services) to business and government customers over our high bandwidth, fiber optic network. We believe that our targeted CLEC customers have sophisticated communications service requirements, including the need for a reliable network providing data access and private line services and high quality customer service. Lambda CLEC has grown rapidly since its inception in September 1997, primarily due to its ability to offer a broad range of products as well as responsive and reliable service in an underserved market. Lambda CLEC provided approximately 41.7 million MOUs to its customers in November 1998, an increase of 87% over the MOUs provided in May 1998.

      Since operations commenced in December 1996, Centennial de Puerto Rico has achieved significant growth in subscribers, revenue and EBITDA, which we attribute to our premium service capabilities, experienced local management team and limited competition in the region. Revenue for the fiscal year ended May 31, 1998 was $54.6 million, compared to $5.9 million for the year ended May 31, 1997. EBITDA for the fiscal year ended May 31, 1998 was $12.5 million, compared to an EBITDA deficit of $(8.4) million for the prior period. Revenue for the six months ended November 30, 1998 was $51.8 million. EBITDA for the six months ended November 30, 1998 was $21.3 million or $42.6 million on an annualized basis.

                           Centennial Rural Cellular

Rural Cellular Markets and Systems

      The Company has focused on acquiring controlling ownership interests in wireless telephone systems serving markets contiguous or proximate to its current markets. The Company's strategy of clustering its wireless telephone operations enables it to achieve operating and cost efficiencies, as well as joint advertising and marketing benefits. Clustering also allows the Company to offer its subscribers more areas of uninterrupted service as they travel through an area or state. In addition to expanding its existing clusters, the Company may seek to acquire interests in wireless telephone systems in other geographic areas.

      The table below sets forth certain information about Centennial's domestic systems as of February 28, 1999.

  Markets                                         Total Pops Ownership Net Pops
  -------                                         ---------- --------- ---------
Michiana Cluster
Kalamazoo, Michigan*............................    306,000    100.0%    306,000
Cass, Michigan..................................    294,000    100.0%    294,000
Newaygo, Michigan...............................    241,000    100.0%    241,000
Battle Creek, Michigan*.........................    195,000    100.0%    195,000
Benton Harbor, Michigan*........................    161,000    100.0%    161,000
Jackson, Michigan*..............................    155,000    100.0%    155,000
Roscommon, Michigan.............................    136,000    100.0%    136,000
                                                  ---------            ---------
 Subtotal.......................................  1,488,000            1,488,000
                                                  ---------            ---------
South Bend, Indiana*............................    306,000    100.0%    306,000
Richmond, Indiana...............................    222,000    100.0%    222,000
Newton, Indiana.................................    213,000    100.0%    213,000
Elkhart-Goshen, Indiana*........................    169,000     91.7%    155,000
Williams, Ohio..................................    127,000    100.0%    127,000
                                                  ---------            ---------
 Subtotal.......................................  1,037,000            1,023,000
                                                  ---------            ---------
Fort Wayne, Indiana*............................    438,000    100.0%    438,000
Miami, Indiana..................................    178,000    100.0%    178,000
Kosciusko, Indiana..............................    174,000    100.0%    174,000
Huntington, Indiana.............................    145,000    100.0%    145,000
                                                  ---------            ---------
 Subtotal.......................................    935,000              935,000
                                                  ---------            ---------
 Cluster Total..................................  3,460,000            3,446,000
                                                  ---------            ---------
East Texas/Louisiana Cluster
Beauregard, Louisiana...........................    385,000    100.0%    385,000
Beaumont-Port Arthur, Texas*....................    377,000    100.0%    377,000
Lafayette, Louisiana*...........................    230,000     94.5%    217,000
West Feliciana, Louisiana.......................    182,000    100.0%    182,000
Claiborne, Mississippi..........................    155,000    100.0%    155,000
Alexandria, Louisiana*..........................    142,000     93.2%    132,000
Iberville, Louisiana............................    181,000    100.0%    181,000
DeSoto, Louisiana...............................    149,000    100.0%    149,000
Copiah, Mississippi.............................    122,000    100.0%    122,000
Bastrop, Louisiana..............................    115,000    100.0%    115,000
Caldwell, Louisiana.............................     74,000    100.0%     74,000
                                                  ---------            ---------
 Cluster Total..................................  2,112,000            2,089,000
                                                  ---------            ---------
Southwestern Cluster
Yuma, Arizona...................................    153,000    100.0%    153,000
El Centro, California...........................    143,000    100.0%    143,000
                                                  ---------            ---------
 Cluster Total..................................    296,000              296,000
                                                  ---------            ---------
Centennial's Domestic Systems...................  5,868,000            5,831,000
                                                  =========            =========

--------
* Indicates systems that are in MSAs; all other systems are in RSAs.

      As of May 31, 1998, the Company's domestic systems had 252,700 subscribers in the markets listed above, and as of year-end of fiscal 1997, 1996 and 1995, the Company had 187,000, 135,000, and 85,900 subscribers, respectively, in such markets.

      All of the Company's systems are currently operational. A system is deemed operational when it has begun providing service to subscribers.

Michiana Cluster

      The Michiana cluster consists of approximately 3.4 million Net Pops in Michigan, Ohio and Indiana and includes portions of three major interstate highways that connect Chicago, Detroit and Indianapolis. Some of the largest companies in the United States are based in this area, including General Motors Corp., Ford Motor Co., Chrysler Corp., Procter & Gamble Co., Kroger Co. and Dow Chemical Co.

      The following table sets forth certain operating statistics for the Michiana cluster:

                                                      Years ended May 31,
                                                      ------------------------
                                                       1998     1997     1996
                                                      ------   ------   ------
Subscriber growth rate...............................     36%      40%      46%
ARPU................................................. $   71   $   73   $   75
Churn rate...........................................    1.8%     2.1%     1.9%
Sales and service centers............................     34       22       15
Cell sites...........................................    175      104       93

East Texas/Louisiana Cluster

      The East Texas/Louisiana cluster consists of approximately 2.1 million Net Pops and covers 38,735 square miles spanning from Beaumont, Texas to Lafayette, Louisiana and including a significant portion of interstate highway I-10 as well as sections of Texas, Louisiana and Mississippi adjacent to the cities of Houston, New Orleans, Shreveport and Baton Rouge. Industries such as forestry, oil and gas and construction necessitate a mobile workforce that is ideally suited to the Company's services.

      The following table sets forth certain operating statistics for the East Texas/Louisiana cluster:

                                                      Years ended May 31,
                                                      ------------------------
                                                       1998     1997     1996
                                                      ------   ------   ------
Subscriber growth rate...............................     35%      37%      63%
ARPU................................................. $   62   $   68   $   68
Churn rate...........................................    1.8%     2.4%     3.2%
Sales and service centers............................     23       17        8
Cell sites...........................................    168       90       75

Southwestern Cluster

      The Southwestern cluster consists of approximately 296,000 Net Pops and covers the Yuma, Arizona and El Centro, California markets located between Los Angeles to the northwest, San Diego to the west, Phoenix to the east and Mexicali, Mexico to the south. The cluster is located in a largely agricultural region and benefits from seasonal visits from approximately 50,000 tourists each winter. In addition, the cluster benefits from its proximity to the Mexican cities of Ensenada, Nogales, San Felipe and Tijuana with aggregate Pops of 1.7 million. As a result, outcollect roaming traffic accounts for approximately 24% of revenue in this cluster.

      The following table sets forth certain operating statistics for the Southwestern cluster:

                                                         Years ended May 31,
                                                         ----------------------
                                                          1998    1997    1996
                                                         ------  ------  ------
Subscriber growth rate..................................    32%      36%     39%
ARPU.................................................... $  89   $  111  $  127
Churn rate..............................................   2.0%     2.8%    3.2%
Sales and service centers...............................     2        2       2
Cell sites..............................................    20       18      17

      The chart below sets forth certain demographic characteristics and other additional information about each of the Company's domestic markets as of February 28, 1999.

                                                               Interstate and Other
  Cluster                Total Pops Net Pops  Pops/Square Mile    Highway Miles
  -------                ---------- --------- ---------------- --------------------
Michiana Cluster........ 3,460,000  3,446,000        121              1,439
East Texas/Louisiana
 Cluster................ 2,112,000  2,089,000         54              1,059
Southwestern Cluster....   296,000    296,000         21                266
                         ---------  ---------                         -----
  Total................. 5,868,000  5,831,000       n.a.              2,764

--------
      n.a. = not applicable

Centennial's Minority Cellular Investment Interests

      The Company holds Minority Cellular Investment Interests in six independent cellular partnerships which own and operate cellular telephone systems in the United States. The partnerships operate primarily in RSAs or MSAs that include or are contiguous to major cities or that contain expressway corridors linking metropolitan areas. Centennial acquired the Minority Cellular Investment Interests in August 1991 in connection with a merger with Citizens Cellular Company, which was a wholly owned subsidiary of Citizens Utilities Company ("Citizens"). Citizens had acquired these interests as a result of agreements among various companies providing local exchange telephone service in markets in which Citizens also provided such service. The Company is considering various alternatives with respect to the Minority Cellular Investment Interests, including either selling such interests to its partners in each respective partnership or, in some case, acquiring interests from its partners in order to control the operations itself.

      The following table sets forth certain information about the Company's Minority Cellular Investment Interests as of February 28, 1999.

      Markets                                     Total Pops Ownership Net Pops
      -------                                     ---------- --------- ---------
Sacramento Valley Cluster (7 MSAs; 3 RSAs).......  3,598,000   23.5%     844,000
San Franscisco Bay Area Cluster (6 MSAs).........  7,041,000    2.9%     202,000
Lawrence, Pennsylvania...........................    382,000   14.3%      55,000
Del Norte, California............................    213,000    6.9%      15,000
Modoc, California................................     63,000   25.0%      16,000
Lake Charles, Louisiana*.........................    176,000   25.1%      44,000
                                                  ----------           ---------
  Total Minority Cellular Investment Interests... 11,473,000           1,176,000

--------
      * Indicates systems that are in MSAs; all other systems are in RSAs.

      At May 31, 1998, the Company's pro rata shares of subscribers relating to the Minority Cellular Investment Interests was approximately 122,000.

Products and Services

      The Company's principal source of revenue in its domestic markets is providing service to wireless telephone subscribers. The services available to wireless telephone subscribers are similar to those provided by conventional landline telephone systems, including custom calling features such as voice mail, call forwarding, call waiting and conference calling.

      The Company is responsible for the quality, pricing and packaging of its wireless service for its cellular systems. The Company offers several pricing plans and customers are able to choose the plan that best fits their calling needs. The plans combine different charges for monthly access, usage, custom calling features and, in some cases, varying amounts of pre-paid minutes of usage.

      The Company also generates revenue from subscribers of other wireless telephone systems when such subscribers ("roamers") place or receive calls over its systems. Reciprocal agreements between the Company and other wireless telephone system operators allow their respective subscribers to place calls in most service areas throughout the country. Roamers are charged usage rates that are generally higher than the regular service rate.

      The Company offers for sale or lease to its customers a wide variety of wireless telephones, including mobile, transportable and fully portable wireless telephones. The Company generally has offered significant discounts on wireless telephones in an effort to attract domestic customers.

Distribution

      The Company uses both its own internal sales force and independent agents, dealers and resellers to obtain customers for wireless telephone service in the domestic systems. The Company controls its distribution channels, including 65 retail outlets and 700 sales representatives in the United States.

      The Company's internal sales force is paid on a salary plus commission basis. Sales commissions are structured to take into account the length of the subscriber's contract, the rate plan selected and the type of wireless telephone sold. The Company also maintains an ongoing training program to improve the effectiveness of its internal sales force. The Company's dealers are independent contractors paid solely on a commission basis, and include entities whose principal business is selling wireless telephones as well as other entities whose customers may become wireless telephone users, such as office supply stores, car stereo companies, auto parts stores, appliance stores and department stores.

Marketing

      Centennial Rural Cellular markets its services and products under the name "Centennial Wireless." Centennial Rural Cellular designs and implements specific marketing strategies for each of its cellular systems using a variety of billboard, radio and newspaper advertising to stimulate interest in cellular telephone service, increase its customer base, increase cellular usage and reduce subscriber cancellations. The Company's current marketing strategy in its domestic markets is designed to generate continued net subscriber growth and to focus on customers who are likely to generate higher monthly revenues, primarily business users. More recently, as a result of broader acceptance of wireless communications in general and the continued decline in the cost of cellular handsets, Centennial Rural Cellular has added subscribers from an increasingly wider range of occupations and demographics.

      In marketing its wireless telephone service, the Company stresses the quality of its wireless telephone service, easy and rapid access to telephone services, competitive prices, state-of-the-art features, and the local presence of its customer service representatives and technical staff. In areas where the domestic systems are in markets adjacent or proximate to one another, the Company emphasizes that its own subscribers may make calls from anywhere in these markets without incurring fees or charges in addition to the standard usage and service fees which often are incurred when a customer "roams" from one market to an adjacent market owned by a third party.

      The Company has introduced numerous innovative and effective marketing programs tailored to its various subscriber bases within its domestic markets. Such programs that Centennial has implemented include: "Option 7" (allowing customers to make 7c per minute calls in an extended home service area during off-peak hours for an additional $4.95 per month); "Forever Warranty" (guaranteeing repair or replacement of a damaged phone within one hour at no charge); "Express" (offering prepaid minutes of cellular usage to primarily low-credit customers); "Companion Program" (allowing customers to add new phones to an existing account for half the applicable basic service rate and to share the included minutes); "Multistate Home Coverage Rates" (eliminating long distance surcharges for calls made within the primary service area to anywhere within an extended service perimeter); and "TotalFONE" (providing a package of call waiting, call forwarding and conference calling features for $4.95 per month).

Customer Service

      The Company believes that its ability to provide superior customer service is a key factor in acquiring new customers and reducing churn among existing customers. The Company maintains a customer service staff of approximately 112 persons in its domestic systems. The Company has established repair facilities and customers are able to report telephone service problems 24 hours a day in the Company's domestic markets. The Company believes that by having convenient offices and repair facilities and a high ratio of customer service personnel to customers it is better able to service customers and monitor the technical quality of its wireless telephone system.

      The success of this emphasis on customer service is evidenced by the Company's domestic average monthly churn rate of 1.8% (during fiscal 1998) which the Company believes is lower than that of a typical cellular carrier and demonstrates customer satisfaction with the Company's network.

Fraud Control

      Centennial has invested heavily in sophisticated anti-fraud technology from Corsair that allows cell sites to identify the unique electronic fingerprint of each customer's phone. This technology effectively eliminates the threat of "cloning," as these fingerprints cannot be read by unauthorized third parties. For an added level of protection, the Company uses Coral Systems customer profiling software that recognizes customer calling patterns and identifies serious deviations. Finally, Centennial Cellular Operating, together with telephone companies in adjacent geographic areas, shares its data in a cooperative effort to eliminate fraudulent use. As a result of these efforts over the twelve-month period ended May 31, 1998, losses due to fraudulent activity have declined to approximately 0.4% of service revenues, compared to losses due to fraudulent activity of 2.6% of revenue for the year ended May 31, 1997.

Real-Time Billing System

      The Company employs a fully integrated billing system for its wireless services that incorporates point-of-sale, credit checking, inventory, cash handling, switch provisioning and customer service subsystems. This system also interfaces with flexible invoice generation, a collections system and a fraud detection system in order to enhance customer bill accuracy and presentation. The domestic billing system confidentially processes the appropriate information on mainframe computers located in Pennsylvania that each of the

Company's clusters is able to access and upload data using personal computers communicating through a Wide Area Network. As a result of this system, the Company minimizes its cost of processing.

Suppliers and Equipment Partners

      The Company does not manufacture any customer or network equipment. The high degree of compatibility among different manufacturers' models of handsets, PCS phones and network facilities equipment allows the Company to design, supply and operate its systems without being dependent on a single source of such equipment. The Company currently purchases handsets primarily from Motorola, Inc., Ericsson, Inc. and Nokia Telecommunications, Inc. The Company currently purchases network equipment from Northern Telecom, Lucent Technologies Inc., Harris, Inc. and Nokia Telecommunications, Inc.

Digital Wireless Technology

      Over the next decade, it is expected that wireless telephones will gradually convert from analog to digital technology. This conversion is due in part to capacity constraints in many of the largest cellular markets, such as Los Angeles, New York and Chicago. As carriers reach limited capacity levels, certain calls may be unable to be completed, especially during peak hours. Digital technology increases system capacity and simultaneously provides a network architecture that supports delivery of revenue-enhancing features and services, including extended battery life on hand-held phones, improved overall average signal quality, improved call security, intelligent system selection and zone billing, alphanumeric paging, Internet-based electronic mail receipt, caller identification, voice mail messaging display and the ability to provide data/facsimile transmission services. The conversion from analog to digital technology is expected to be an industry wide process that will take a number of years.

      The Company is in the process of upgrading its domestic cellular telephone systems from analog to digital technology. In its domestic markets, the Company expects to deploy the TDMA standard, which has been adopted and certified by the CTIA. TDMA is the digital standard being deployed nationally by AT&T, and is supported by all of the major infrastructure providers, such as Nortel, Lucent and Ericsson. TDMA encodes three voice calls on a single 30 KHz channel, effectively yielding a spectral-efficient, three-fold increase in system capacity. In Puerto Rico, the Company utilizes the CDMA standard, which is a spread-spectrum technology.

      The implementation of digital technology will be fundamentally directed by subscriber demand for secure and confidential communications, the introduction of new cellular telephone services such as message waiting and calling line identification, and the delivery of data communications. Where cell sites are not yet at their maximum capacity of radio channels, the Company is adding digital channels to the network incrementally based on the relative demand for digital and analog channels. Where cell sites are at full capacity, analog channels are being removed and redeveloped to expand capacity elsewhere within the network and replaced in such cell sites by digital channels. The implementation of digital cellular technology over a period of several years will involve modest incremental expenditures for switch software and possible significant cost reductions as a result of reduced purchases of radio channels and a reduced requirement to split existing cells. However, as indicated above, the extent of any implementation of digital radio channels and the amount of any cost savings ultimately to be derived therefrom will depend primarily on subscriber demand. In the ordinary course of business, equipment upgrades at the cell sites have involved purchasing dual mode radios capable of using both analog and digital technology.

      The benefits of digital radio channels can only be achieved if subscribers purchase cellular telephones that are capable of transmitting and receiving digital signals. Currently, such telephones are more costly than analog telephones. The widespread use of digital cellular telephones is likely to occur only over a substantial period of time and there can be no assurance that this technology will replace analog cellular telephones. In addition, the FCC currently requires cellular licenses to provide analog service to subscribers desiring such service and most of the Company's existing subscribers have cellular telephones that exclusively utilize analog technology. Thus, it will be necessary to continue to support, and if necessary increase, the number of analog radio channels within the network for many years.

      The widespread availability of dual-mode or tri-mode phones capable of transmitting and receiving calls using different wireless technologies may also increase the usage of the Company's system. Traditionally, a cellular handset is only capable of carrying calls from an analog and possibly one type of digital network. Thus, a subscriber to a TDMA network can only place calls over other TDMA networks. With multi-mode phones, a subscriber can place a call on any network recognized by the phone. Thus, if a phone recognizes TDMA, CDMA, and analog, a subscriber can place a call on any of these networks. One direct impact of the availability of these phones is roaming revenue. A subscriber on a CDMA network, for example, will be able to roam on the Company's analog or TDMA networks, thus increasing the Company's roaming revenues.

Construction, Operation and Development

      The Company operates its Domestic Wireless Telephone Systems pursuant to 29 cellular licenses which it owns. Wireless telephone technology is based upon the radio coverage of a given geographic area by a number of overlapping "cells." Each cell contains a transmitter-receiver at a "base station" or "cell site" that communicates by radio signal with wireless telephones located in the cell and is connected to a mobile telephone switching office (the "MTSO"), which, in turn are connected to the local landline telephone network. Since wireless telephone systems are fully interconnected with the landline telephone network and long distance networks, subscribers can receive and originate both local and long distance calls from their wireless telephones.

      In accordance with its strategy of developing market clusters, the Company has selected wireless switching systems that are capable of serving multiple markets with a single MTSO and has already implemented this strategy in most of its markets. The Domestic Wireless Telephone System is designed to facilitate the installation of equipment which will permit microwave interconnection between the MTSO and each cell site. In addition, microwave facilities can be used to connect separate wireless telephone systems to the same switch, which may reduce the total cost of the equipment necessary to operate both systems. Where the Company has deemed it appropriate, the Company has implemented microwave services in the Domestic Wireless Telephone Systems. The other systems rely upon landline telephone connections to link cell sites with the MTSO. Although the installation of microwave network equipment requires a greater initial capital investment, a microwave link enables a wireless telephone system operator to avoid the current and future charges associated with leasing telephone lines from the landline telephone company and generally improves system reliability. Subject to the availability of appropriate microwave sites, the Company may replace the leased lines in the Domestic Wireless Telephone Systems with microwave links as the volume of calls in each system makes the use of such microwave links more cost efficient.

      The Company hires consulting engineers and telecommunications general contractors to aid in the design and management of the construction and expansion of its wireless telephone system. By doing so, the Company believes it improves the overall system engineering and construction quality and reduces the expense and time required to make and keep the systems operating at the high level of technical quality.

                           Centennial de Puerto Rico

Puerto Rico Wireless Services

Generally

      Centennial de Puerto Rico holds one of two MTA licenses to provide broadband PCS in the Commonwealth of Puerto Rico and the U.S. Virgin Islands. Centennial de Puerto Rico acquired the 30 MHz Block B broadband PCS license for the Puerto Rico-Virgin Islands MTA from the FCC for a purchase price of approximately $55 million in fiscal 1996. These markets contain approximately
3.8 million Pops. As of November 30, 1998, Centennial de Puerto Rico had approximately 98,700 PCS subscribers and approximately 14,200 subscribers for its wireless local loop services. The Company believes that it has an estimated 13% market share in Puerto Rico based upon the number of wireless subscribers and an estimated 25% market share based upon revenues. The Company intends to review the possibility of building a wireless network in the U.S. Virgin Islands.

      The PCS and wireless local loop services utilize Centennial de Puerto Rico's CDMA, digital PCS network. This network provides all of the increased functionality that is typically associated with PCS service in the U.S. The Company's CDMA technology operates on the 2 GHz radio frequency band and allows the Company to offer a higher quality of voice transmission than the systems currently used by the Company's competitors. The Company believes that CDMA offers approximately eight times the capacity of a typical analog system and three times the capacity of a TDMA system. CDMA also provides greater fraud and privacy protection than other wireless technologies.

PCS Products and Services

      Centennial de Puerto Rico's fully digital CDMA network enables it to provide a broader range of services and features than its two incumbent cellular competitors. The Company tailors its service offerings to the demands of the high usage subscriber in the Puerto Rico market and includes the following:

     .  Integrated voicemail and paging

     .  Caller ID

     .  Use of mobile phone included free of charge

     .  "Forever Warranty" (which guarantees phone repair or replacement)

     . Detailed billing (which itemizes all local and long distance charges)

      The Company also offers "Companion Program" (allowing customers to add new phones to an existing account for $16.95 per month per phone and to share the included minutes) and "Alcance" (offering prepaid minutes of wireless usage to primarily no or low-credit customers). Centennial de Puerto Rico's "Alcance" customers purchase a used and fully depreciated phone from the Company, pay an activation fee and prepay for a certain number of minutes of wireless usage. When a customer's balance of available minutes runs low, the customer receives two notifications over the phone and may choose to be connected to a service representative of the Company to prepay for additional minutes of service.

      The Company is responsible for the quality, pricing and packaging of its wireless service. The Company offers several pricing plans and customers are able to choose the plan that best fits their calling needs. The plans combine different charges for monthly access, usage, custom calling features and varying amounts of included minutes of usage. A customer may also purchase additional calling features individually. The Company's premium calling features, which the Company can provide at little or no incremental cost, have achieved significant market penetration. As of November 30, 1998, 91% of Centennial de Puerto Rico's customers had purchased loss protection for their PCS phones, 59% of its customers had elected detailed billing, and 59% had chosen the Super Feature, which includes call transfer, call waiting, conference calling and caller ID. Thirty percent of Centennial de Puerto Rico's customers subscribed for the voicemail feature. Centennial de Puerto Rico's customers sign agreements acknowledging that they will be billed for a minimum of six months on their accounts.

      Centennial de Puerto Rico has a roaming agreement with Sprint, which commenced in September 1998. This agreement allows the Company's customers in Puerto Rico to use their phones in Sprint's PCS coverage areas in the U.S. and allows Sprint's customers to use their phones in Puerto Rico. The Company is currently negotiating similar PCS roaming agreements with Primeco and Codetel. Roaming is not expected to generate significant revenues in the current fiscal year.

      The Company is in the process of beta testing a system that would allow the Company to offer its wireless customers the ability to transmit data at speeds of 14.4 Mbps over its system. This service would, for instance, allow PCS and wireless local loop customers to receive and send email, and allow businesses to send and receive sales information and access banks to complete ATM transactions from remote locations. The Company does not believe that any other wireless provider currently offers data transmission over a CDMA system. The Company intends to evaluate the capacity required to complete such transmissions to determine whether to offer this service to its customers.

Wireless Local Loop Services

      The Company introduced a wireless local loop system in Puerto Rico in August 1997. A wireless local loop customer leases or purchases a wireless phone from the Company, which is then plugged into an electric outlet. The phone works the same as any other PCS phone, although it is intended to be used in just one location. The service initially targeted private residences that did not have access to wireline service from the PRTC or that wanted an additional telephone line. However, in response to demand from business customers, the Company began to offer service to businesses. The Company believes its wireless local loop service provides an attractive alternative to the PRTC for local business telephone service, particularly to those customers who make most of their calls outside their PRTC local calling area. The Company is able to leverage its existing PCS infrastructure to provide digital local loop service at a low incremental cost wherever its PCS coverage already exists.

      As of November 30, 1998, the Company had approximately 14,200 subscribers to its wireless local loop service, which is marketed to residential customers under the brand name "HomePhone" and to businesses under the name "BusinessPhone." The wireless local loop service generated approximately $3.8 million in revenues for the fiscal year ended May 31, 1998, and an additional $6.3 million in revenues in the six months ended November 30, 1998. The average customer generates approximately $87 in monthly revenues during three months ended November 30, 1998. The Company requires its new wireless local loop customers to sign a one-year contract.

Marketing

      The Company markets its wireless services and products in Puerto Rico under the name "Centennial de Puerto Rico." The Company designs and implements specific marketing strategies for its wireless systems using a variety of television, billboard, radio and newspaper advertising to stimulate net subscriber growth and to focus on customers who are likely to generate higher monthly revenues, primarily business users. The Company's marketing expenditures for the six months ended November 30, 1998 totaled approximately $10.2 million, and the average acquisition cost per subscriber during the same period was approximately $185. Acquisition costs are determined for a period by dividing selling and marketing expenses and cost of equipment sales (net of associated revenue) by the gross wireless customers added during such period.

      In marketing wireless telephone service, the Company stresses the quality and clarity of its wireless telephone service, easy and rapid access to telephone services, competitive prices, state-of-the-art features and anti-fraud protection. Subscribers in Puerto Rico are offered packages that include integrated voice mail and pager service, caller ID, free usage of a PCS phone and services in which the first minute of incoming calls are free. Customers may also purchase additional calling features individually.

      The Company maintains 52 retail outlets throughout Puerto Rico, of which six are stores located in the major metropolitan areas of the island. The remainder are kiosks, which the Company has constructed in malls, supermarkets and other large retail centers at a capital cost of approximately $4,000-8,000 each. Each outlet offers the full range of the Company's wireless services and serve the needs of the Company's residential and small business customers. The Company uses its internal sales force to market its services to larger businesses throughout Puerto Rico.

      The Company's 315 sales representatives are paid on a salary plus commission basis. Charge backs are taken from sales commissions in the event that customers terminate service prior to the expiration of the minimum six-month billing period. Sales commissions are structured to take into account the rate plan and premium services selected. The Company maintains an ongoing training program to improve the effectiveness of its sales force.

      The Company provides its subscribers with a basic PCS phone, which must be returned when the service is disconnected. Customers are also able to choose more expensive phone models in return for an additional fee. They can also purchase used phones from the Company. The Company believes that providing free phone usage is necessary due to the relative expense of PCS phones (approximately $300) in comparison to the cost of typical cellular phones which are given away as part of service plans by the Company's competitors (approximately $100). The cost of the phones, which are owned by the Company, are depreciated over an 18-month period. The Company refurbishes a PCS phone that is returned before it has been fully depreciated and then resells it to a new customer.

Lambda CLEC

Generally

      Lambda CLEC, a wholly owned subsidiary of the Company, is the only local exchange carrier competing with the PRTC in offering local, long distance and enhanced data services to business customers. The PRTC's inability to provide broadband connectivity to businesses in a timely manner has enabled Lambda CLEC to attract many large businesses, most of which have entered into multi-year contracts with the Company for fiber optic connections. Its customers include MCI, Banco Santander and El Nuevo Dia, Puerto Rico's largest newspaper. As of November 30, 1998, Lambda CLEC provided services over 292 route miles of fiber. For the six months ended November 30, 1998, Lambda CLEC had annualized EBITDA of $9.8 million after only 21 months of operations.

      Lambda CLEC offers services in many locations as the Company's fiber optic network runs through the major business and population centers of Puerto Rico. The cost of leading the fiber optic cable from the street into an office building is typically paid by the customer requesting the service. The Company's customers are often willing to pay this price in return for the faster installation times and service provided by the Company. Once a cable has been installed in a building, the Company then markets its CLEC service to other smaller businesses in the building. The Company is usually able to install the necessary fiber optic cable and connect service within 60 days, whereas the Company believes that some customers of the PRTC may have to wait significantly longer to have additional lines of service installed. The Company believes it offers timely and reliable service to its business customers as well as competitive pricing.

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

      Lambda CLEC generated approximately $4.7 million in revenues for the fiscal year ended May 31, 1998 and $8.8 million in revenues during the six months ended November 30, 1998. The service provided approximately 41.7 million MOUs to its customers in November 1998, an increase of 87% over the MOUs provided in May 1998. Lambda CLEC's average customer generated approximately $16,000 in monthly revenues during the month ended November 30, 1998. The churn rate for these customers is close to zero, which the Company believes is due to the cost and time involved in the design and installation process and the fact that most of the Company's CLEC customers have long-term contracts.

Products and Services

      The Company's products and services are designed to appeal to the integrated communications needs of its target customers.

     . Local Services. The Company provides local dial-tone service to customers, which allows them to complete calls in the local calling area and to access a long distance calling area. The Company's network is designed to allow a customer to easily increase or decrease capacity and alter enhanced services as the communications requirements of the business change. In addition to its core local services, the Company also provides access to third-party directory assistance and operator services.

     . Long Distance Services. The Company provides domestic and international long distance services for completing intra-island and international calls. Long distance service is offered as an additional service to the Company's local exchange customers. Long distance calls which do not terminate on the Company's network are passed to long distance carriers which route the remaining portion of the call. The Company has an agreement with Telefonica de Espana, a Spanish long distance company, pursuant to which the Company can offer its customers competitive international rates. The Company's customers can receive volume discounts based upon their total usage of both local and long distance calling. The Company's ability to integrate local and long distance services allows it to aggregate customers' monthly recurring, local usage and long distance charges on a single, consolidated invoice.

     . Enhanced Services. In addition to providing typical enhanced services such as voice mail, call transfer and conference calling, the Company offers additional value-added enhanced services to complement its core local and long distance services. These enhanced service offerings include:

             . Access to Internet Services: The Company maintains a server that enables its customers direct access to the Internet. The Company allows customers to access the Internet through other ISPs in Puerto Rico.

             . Data Networking Services: The Company can provide high-speed, broadband services to use for data and Internet access such as Integrated Services Digital Network (ISDN) and Primary Rate Interface (PRI). The Company can provide for the transmission of voice and data over dedicated circuits ("private lines") and can install T-1, DS-1, DS-3 and OC-3 lines and provide E-1 to T-1 conversion services.

             . Specialized Application Services: The Company can create products and services that are tailored for target industries with special telecommunications needs such as the hospitality industry. These services typically include non-measured rate local calling, expanded local calling area, discounted long distance rates and tailored trunking configurations.

      In February 1999, Lambda CLEC began offering long distance services to both residential and business customers. In March 1999, Lambda CLEC will also begin offering direct Internet access to its customers.

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

Marketing

      The Company has capitalized on the current lack of competitive services and pricing structures in Puerto Rico by positioning its CLEC service as a high-quality provider of integrated communications services, particularly for business customers with high usage patterns and sophisticated communications needs. Prior to the introduction of Lambda CLEC service, wireline telephone services were only available in Puerto Rico from the PRTC. The Company believes it offers prompt installation and timely and reliable service to its business customers over its all digital network as well as competitive pricing.

      The CLEC service is marketed through a direct sales force of highly trained account representatives. Currently, eight representatives primarily target businesses that are heavy users of communications services and demand prompt service. To further increase market awareness of its products and services, the Company also conducts seminars targeting specific industry groups that the Company believes would benefit from its services.

Real-Time Billing

      The preparation of bills for Puerto Rico customers is outsourced pursuant to an agreement with ALLTEL Telecom Information Services, Inc. The preparation of bills for Lambda CLEC's services are outsourced pursuant to an agreement with Saville. Centennial de Puerto Rico is currently examining alternative billing arrangements and vendors which would allow it to provide a consolidated bill to customers utilizing both wireless and wireline services from Centennial de Puerto Rico.

Suppliers and Equipment Partners

      Centennial de Puerto Rico currently purchases PCS phones primarily from QualComm Incorporated and Sony Corporation and currently purchases network equipment from Lucent Technologies Inc., Fujitsu and Alcatel.

Construction, Operation and Development

      Construction of wireless telephone systems is capital intensive, requiring a substantial investment for land and improvements, buildings, towers, MTSOs, cell site equipment, microwave equipment, engineering and installation. Until technological limitations on total capacity are approached, additional wireless telephone system capacity can normally be added in increments that closely match demand and at less than the proportionate cost of the initial capacity. However, once capacity on a switch has been reached, a new switch must be added at significant cost. The Company anticipates that the volume of calls carried on its system will require a second switch to be added in the spring of 1999. The switch will be configured to handle both wireless and wireline calls and will cost approximately $10 million. The FCC has established construction benchmarks which require that 30 MHz broadband PCS systems, including Centennial de Puerto Rico's PCS system, serve at least one-third of the population in their licensed area within five years of being licensed and two-thirds of the population in their licensed area within ten years of being licensed. The Company, having substantially completed installation of its initial system, believes it is in compliance with these requirements. In addition, broadband PCS spectrum is currently used by incumbent co-channel point-to-point microwave users. As a general proposition, broadband PCS licensees are required to pay the costs associated with the relocation of these existing microwave users to other portions of the radio spectrum or other media.

      Both the wireless and CLEC services utilize the Company's switch and its state-of-the-art fiber optic network, which contains over 292 route miles of fiber throughout the island of Puerto Rico. The digital PCS network uses CDMA technology to transmit its calls. The system is served by a Lucent Technologies 5 ESS switch for both wireless and wireline services. This single platform is connected to the Company's digital CDMA network as well as its self-healing (redundant) fiber optic SONET network, which operates at

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

2.5 billion bits per second and is capable of supporting 30,000 simultaneous conversations. The SONET architecture minimizes the risk of downtime in the event of a fiber cut and provides customers with high security and reliability. The cost of leading the fiber optic cable from the street into an office building is typically paid by the customer requesting the service.

      The Company's wireless telephone system is designed to facilitate the installation of equipment which permits microwave interconnection between the MTSO and each cell site. In the San Juan/Caguas area, the Company's cell sites are connected directly to the Company's fiber optic network. Outside the area, calls from cell sites are transmitted to the MTSO by microwave transmitters. Using a microwave network enables the Company to avoid laying fiber optic cable in areas where the Company believes its installation would not be cost effective.

      The total cost to Centennial de Puerto Rico of the acquisition and build-out of the infrastructure of the PCS and CLEC system (including the purchase of equipment and installation services, a license fee that the Company has paid of approximately $55 million and the upgrade of cell sites and call switching equipment) has been approximately $184.6 million in the aggregate through fiscal 1998. It is anticipated that approximately $50.0 million will be expended in connection with the build-out through fiscal 1999.

      Recent improvements to the system have boosted the quality of the average subscriber's experience, yielded a low dropped rate of approximately 2% and an approximately 97% call completion rate, based on calls made during the three months ended August 31, 1998. As of August 31, 1998, the Company had completed 120 of 138 planned cell sites and plans to complete 18 additional cell sites and install 17 repeaters before the end of the fiscal year ending May 31, 1999. Repeaters are used to amplify signals between cell sites and reduce the need for additional sites.

      The Company hires consulting engineers and telecommunications general contractors to aid in the design and management of the construction and expansion of its wireless and wireline telephone systems. By doing so, the Company believes it improves the overall system engineering and construction quality and reduces the expense and time required to make and keep the systems operating at a high level of technical quality.

Puerto Rico Interconnection Agreements

      The Company has entered into an interconnection agreement with the PRTC that covers service throughout Puerto Rico. This agreement expires in March 1999. The Company is currently negotiating a new interconnection agreement with the PRTC. Where an interconnection agreement cannot be reached on terms and conditions satisfactory to the Company, the Company may pursue binding arbitration of any disputes before the Puerto Rico utility commissions. There can be no assurance, however, that the Company will be able to negotiate interconnection agreements on terms and conditions satisfactory to the Company or to renew existing interconnection agreements as they expire. A decision by the United States Court of Appeals for the Eighth Circuit vacating several of the FCC's rules creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements. As a result of this decision, which has been appealed to the Supreme Court, and a pending review of this issue by the FCC, negotiations and enforcement of such agreements could become more difficult and protracted, and renegotiation of existing agreements could be required.


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

                                  Competition

Overview

      The Company currently competes with one cellular licensee in each geographic area where it operates. Many of these licensees are larger and have greater financial resources than the Company. In addition, the Company competes in many of its markets with providers of other wireless communications services such as PCS, ESMR and paging. The Company also competes with local landline telephone companies for telephone usage by customers. Competition for subscribers among wireless providers is based principally upon the services and enhancements offered, the technical quality of the system, sound quality, reliability of connections, customer service, system coverage, capacity and price.

      The following chart lists the Company's principal cellular and PCS competitors in each of its clusters and the major adjoining operators.

      Company Cluster        Principal Competitors   Adjoining Systems
      ---------------       ----------------------- --------------------
      Michiana Cluster      AT&T PCS                Century Telephone
                            Sprint PCS              Ameritech
                            PrimeCo                 ALLTEL Corporation
                            Century Telephone       GTE
                            ALLTEL Corporation      US Cellular
                            GTE Ogden Telephone
                            Ameritech
                            US Cellular
      East Texas/Louisiana
       Cluster              BellSouth               ALLTEL Corporation
                            Century Telephone       Century Telephone
                            Sprint PCS              GTE Mobilnet
                            PrimeCo                 Mercury Cellular
                            Wireless 2000           Potosi Co
                            Pocket Communications   Mobiletel
      Southwestern Cluster  AirTouch Communications Simpson Utilities
                            Southern Cellular       Gila River Telephone
                            AT&T PCS
                            Cox Communications
                            Sprint PCS

      The Company's two main competitors for wireless services in the Puerto Rico market are CoreComm, a publicly traded U.S. company, and the PRTC, which is currently owned by the Commonwealth of Puerto Rico but which has agreed to sell a significant stake to GTE Corporation, a U.S. telecommunications company which will control the PRTC's board of directors. The parties' public statements indicate that they expect the transaction to close during the first quarter of 1999. In July 1998, GTE agreed to merge with Bell Atlantic. Both CoreComm and PRTC were earlier entrants into the Puerto Rico wireless market and currently hold subscriber market shares of approximately 47% and 40%, respectively. CoreComm and PRTC offer both analog and digital cellular service (using TDMA technology) to their subscribers and offer greater roaming capacity to their customers traveling outside Puerto Rico, as both have roaming agreements with major cellular providers in the U.S. The Company currently offers roaming ability in the U.S. pursuant to an agreement with Sprint.

      PRTC is the primary wireline telephone service provider in Puerto Rico and its wireline services are also a source of competition for the Company's services. In addition, both CoreComm and the PRTC are substantially larger and have greater resources than the Company, and there can be no assurance that the

Company will be able to compete effectively with them or other future entrants into the Puerto Rico telecommunications market. Both GTE and Bell Atlantic also have substantially greater resources than the Company and may make changes to improve service which, in turn, may strengthen the PRTC's competitive position.

Competition From Resellers

      The FCC requires all cellular and PCS licensees to provide service to resellers, who sell service to customers but do not hold an FCC license or cellular facilities for the provision of these services. Instead, a reseller buys blocks of telephone numbers from a licensed carrier and resells service to the public through its own distribution methods. Thus, a reseller may be both a customer of a cellular or PCS provider and also a competitor. The Company does not know of any significant resellers currently operating in competition with the Company's domestic systems. However, the Company may begin experiencing resale competition given that many long-distance companies have announced plans to integrate resold wireless services into their long-distance offerings.

      Ameritel, acting as a reseller, is currently offering cellular services at Radio Shack stores throughout Puerto Rico. The Company does not know of any other significant cellular resellers currently operating in competition with the Company's PCS system.

Competition From Broadband PCS Systems

      Among other possible uses, broadband PCS is capable of providing a two-way mobile voice and data telephone service that is similar to cellular service. A broadband PCS system is a wireless communications system that utilizes digital technology that allows it to compete effectively with cellular systems, particularly in densely populated areas. Digital technology provides certain advantages over the analog technology currently used by the Company in most of its cellular markets, including increased system capacity, improved overall signal quality and increased call security. Broadband PCS licenses are awarded by competitive bidding. Although a number of broadband PCS systems are currently in operation, service from these systems is generally limited to relatively urban areas around the country. To date, the Company has experienced only minor competition from PCS licensees, likely in part due to the rural character of the Company's markets.

      It is uncertain what effect broadband PCS will have on the Company's wireless telephone systems which it operates pursuant to cellular licenses. The FCC revised its rules to authorize cellular licensees to provide any PCS-type services on their channels without prior notification to the FCC. Management of the Company believes that technological advances in present cellular telephone technology, including the use of digital technology, in conjunction with build-out of the present cellular systems throughout the nation with cell splitting and microcell technology, will allow cellular licensees to provide essentially the same services as the services that PCS providers are expected to offer, but there can be no assurance that this will happen.

      The FCC has issued a 30 MHz broadband PCS license for the Puerto Rico-U.S. Virgin Islands MTA to TeleCorp. The FCC has also issued as many as four broadband PCS licenses for the San Juan, Puerto Rico BTA, the Mayaguez-Aguadilla-Ponce, Puerto Rico BTA and the U.S. Virgin Islands BTA to other entities, including a 10 MHz license to the PRTC. If these licenses become operational, these broadband PCS systems will present additional competition to the Company's PCS operations in Puerto Rico. The Company does not believe that TeleCorp, which is in the early stages of construction of its PCS system as part of a franchise relationship with AT&T Wireless Services, will achieve significant network coverage within the next twelve months.

      New PCS competitors will face a number of significant hurdles in building out their systems in Puerto Rico, including the development of a "backhaul" network connecting their cell sites with their switch. A competitor may (i) utilize PRTC's network, (ii) construct its own network, (iii) utilize the Company's fiber optic network or (iv) choose a combination of these methods. The Company believes that few competitors will choose to build their own networks because of the significant cost and time constraints, nor will they choose to contract with the PRTC because of its poor reliability and the long wait times required for new T-1 service to be added. Thus, the Company believes that some of its competitors may seek to contract with the Company for backhaul services.

Wireline Competition

      Centennial de Puerto Rico's primary competitor for wireline service is the incumbent provider, the Puerto Rico Telephone Company. GTE, which recently entered into a merger agreement with Bell Atlantic, has agreed to buy a significant stake in the PRTC and will control PRTC's board of directors. The growth of the Company's market presence will depend upon its ability to obtain customers that are underserved by the PRTC or looking for an alternative. Because of the Company's ability to provide more timely installation and service, the Company has primarily attracted customers on the basis of quality and service rather than price. KMS, a U.S. corporation based in New Jersey, has announced plans to set up a fiber optic network in Puerto Rico to offer Internet access and data transmission, although it has not yet commenced construction.

Competition From Other Technologies

      Potential users of cellular systems may choose instead to obtain communications services provided over other current or developing technologies. PCS operators providing digital communications technology may compete with cellular service with respect to rates, enhanced privacy and additional features such as electronic mail and built-in paging capabilities. One-way paging or beeper services that feature voice messages and data display as well as tones may be adequate for potential subscribers who do not need to speak to the caller. In the future, cellular service may also compete more directly with traditional landline telephone service providers.

      ESMR and other land mobile radio systems, such as those historically used by taxicabs and tow truck services, and other communications services that have the technical capability to handle mobile telephone calls (including interconnection to the landline telephone network), may provide competition to cellular and PCS services in certain markets. Beginning in February 1991, the FCC has permitted several large operators of ESMR systems to construct and operate ESMR systems. This digital technology incorporates characteristics of cellular technology, including multiple low power transmitters and interconnection with the landline telephone network, to provide wide-area mobile communications services that substantially increase the system's customer capacity. ESMR service may compete with cellular service by providing digital communication technology, lower rates, enhanced privacy and additional features such as electronic mail and built-in paging. The FCC has auctioned, and will auction in the future, licenses in the 800 and 900 MHz frequency bands that are intended to promote wide-area ESMR systems that would be more competitive with other wireless services, including cellular. Nextel is the primary provider of such services.

      The FCC has also made available other frequency bands that may be used for the provision of cellular-like services. GWCS and WCS are two such services that are in their infancy. Although the FCC has proposed technical rules for WCS that will make commercial mobile services like cellular and PCS infeasible, there can be no assurance that the FCC will not adopt more flexible WCS technical rules that will enable WCS licensees to provide service comparable to cellular and PCS services.

      As a result of the above, the Company's cellular operations may face increased competition from providers of other communication technologies and services. The Company cannot predict the success of such competing technologies or their operational abilities. While some of these technologies are currently operational, others are operational on only a limited basis or are not yet operational. There can be no assurance that the Company will be able to provide or that it will choose to pursue, depending on the economics thereof, services and features in addition to those already provided. While the Company believes that competition from other technologies will increase over both the short and long terms, it also believes that the development of economically-proven, traditional cellular technology and the expansion of its cellular clusters is its best strategy. Nonetheless, there can be no assurance that one or more of the technologies currently used by the Company will not become technologically or economically obsolete in the future.

                                   Regulation

Overview

      The wireless telecommunications industry is subject to extensive governmental regulation on the federal level and to varying degrees on the state level. Many aspects of such regulation have been affected by enactment of the Telecommunications Act of 1996 (the "Telecom Act") and are currently subject to administrative rulemakings that are significant to the Company. Neither the outcome of these rulemakings nor their impact on the wireless telecommunications industry can be predicted at this time. The following is a summary of the federal laws and regulations that materially affect the wireless telecommunications industry, as well as a description of certain state and local laws and regulations. Puerto Rico is subject to U.S. laws and regulations, including regulation by the FCC as well as local telecommunications laws. This section does not purport to be a summary of all present and proposed federal, state, and local regulations and legislation relating to the wireless telecommunications industry.

Federal Regulation

      The FCC has granted two 25 MHz licenses to operate cellular telephone systems in each of the 306 MSAs and the 428 RSAs. The FCC has also granted two 30 MHz licenses to operate broadband PCS systems in each of 51 defined MTAs and one 30 MHz and three 10 MHz licenses in each of 493 BTAs, which are component parts of MTAs.

      The licensing, ownership, construction, operation, and sale of controlling interests in wireless telephone systems is governed by the Communications Act and FCC rules and regulations. The FCC has promulgated rules and regulations governing, among other things, applications to construct and operate cellular and PCS systems, applications to transfer control of or assign cellular and PCS licenses, and technical and operational standards for the operation of wireless telecommunications systems.

      Pursuant to FCC rules, no entity may own, directly or indirectly, more than a 5% interest in competing cellular systems in a market, unless such ownership poses no competitive threat. The FCC also prohibits an entity from having an attributable interest (as defined in FCC rules) in more than 45 MHz of PCS, cellular, and ESMR spectrum if the service areas associated with such spectrum overlap significantly. As a result, the Company must closely monitor its investments, as well as the interests held by shareholders holding 5% or more of Company stock, to ensure that the Company does not run afoul of either rule.

      The FCC licenses cellular systems in accordance with geographically defined market areas. In each market, the frequencies allocated for cellular use are divided into two equal 25 MHz blocks. The FCC issued one license for each frequency block in every cellular market. The initial cellular licensees in each cellular market received the exclusive right to serve the market over its allotted frequencies for five years after the grant of the licensee's initial construction permit. At the end of this five-year period, any entity meeting the FCC's eligibility criteria, including the initial licensees, may request FCC authority to serve areas unserved by either of the initial licensees. These five-year periods have expired in most markets and the FCC has authorized parties other than the initial licensees to serve many areas unserved by the initial licensees.

      The Communications Act requires FCC approval for transfers of controlling interests in any license or construction permit. The Communications Act also generally prohibits foreign persons or entities from controlling FCC licenses or holding interests of more than 25% in an FCC licensee. The FCC will generally permit additional indirect ownership in excess of the statutory 25% benchmark where that interest is to be held by an entity or entities from member countries of the World Trade Organization. For investors who are not from such countries, however, the FCC will determine whether the home country of the foreign investor extends reciprocal treatment to U.S. entities called "equivalent competitive opportunities" to U.S. entities. If such opportunities do not exist, it is unlikely that the FCC will permit investment beyond the 25% benchmark. Although there is no guarantee that requests for FCC approval of transfers (especially those involving foreign ownership) will be granted or acted on promptly, the Company has no reason to believe that any future transfer applications it may file would not be approved. The FCC issued an order granting the transfer of control of all necessary cellular licenses on October 9, 1998. This order became final on November 18, 1998.

      Congress amended the Communications Act in 1996 and required state public utilities commissions and/or the FCC to implement policies that mandate reciprocal compensation between local exchange carriers and wireless telephone service providers. On August 1, 1996, the FCC adopted rules implementing these policies, but various aspects of the Order have been overturned by a federal court and the decision remains subject to further judicial review. The FCC's Order remains in effect, however, with regard to interconnection between local exchange companies and certain wireless telecommunications carriers, including cellular and PCS licensees. While it is too soon to predict the actual effect of the FCC's Order, the Company believes that the new rules are likely to reduce the interconnection expenses incurred by the Company. These interconnection expenses currently are a major component of the Company's cost structure.

      The cellular and PCS licenses held by the Company were granted for ten year terms and are renewable for additional ten year terms. Near the conclusion of the license term, licensees must file FCC applications requesting renewal of their licenses. The original license terms for many of the Company's cellular licenses have already expired, but to date the FCC has renewed each license for a new ten-year term. If another entity files an application seeking a license the Company is renewing, the FCC will determine whether the Company is entitled to a renewal expectancy. A renewal expectancy will be granted if the Company demonstrates that it has provided substantial service (i.e., better than mediocre) and that it has substantially complied with FCC rules and regulations. If a renewal expectancy is granted, the competing application will not be entertained and the Company's license will be renewed.

      Similar renewal rules govern the Company's PCS license. In addition, the Company must construct facilities that offer coverage to one-third of the population within its PCS service area within five years, and two-thirds of the population before the expiration of the license term. If the Company is unable to satisfy these requirements, its PCS license will be subject to revocation.

      Applications for FCC licenses, including renewal applications, may be denied or licenses revoked if the FCC determines that an entity lacks the "character" qualifications needed to be a licensee. In making this determination, the Commission considers whether the entity has been the subject of adverse judicial or administrative findings relating to: felonies; the possession or sale of unlawful drugs; fraud; misrepresentation; antitrust violations; unfair competition; employment discrimination; or violations of the Communications Act or FCC rules.

      The FCC requires wireless telephone service providers to satisfy a number of technical and reporting requirements. For example, providers must coordinate frequency usage to ensure that harmful technical interference is not created between systems. Wireless telephone service providers also must file annual reports governing equal employment opportunities. Additional requirements are set forth below:

     . The FCC regulates cellular resale practices and recently extended the resale requirement to broadband PCS and ESMR licensees. Cellular, PCS and ESMR providers may not restrict any customers' resale of their services or unreasonably discriminate against resellers of their services. Under present FCC policy, all resale obligations for cellular, broadband PCS and ESMR operators will terminate on November 24, 2002.

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

     . The FCC has adopted requirements for cellular and other providers of two-way voice services to implement basic and enhanced 911 services ("E-911"), providing emergency service providers with the ability to better locate callers that have used wireless phones to access 911 features. Implementation of the FCC's E-911 requirements began in December 1997 and will continue in stages until October 2001. These requirements may create additional capital obligations for the Company if it is necessary to make system changes in order to comply.

     . The Communications Assistance for Law Enforcement Act ("CALEA") requires all telecommunications carriers, including cellular, paging, and broadband PCS carriers, to modify and design their equipment, facilities and services to ensure that authorized law enforcement electronic surveillance ("wiretaps") can be performed. Specifically, carriers must (1) provide wiretap capabilities in the quantities which the FBI specifies in particular geographic areas; and (2) ensure that their equipment and services conform with CALEA-compliant technical standards and provide law enforcement with particular wiretap capabilities. Cellular and PCS carriers are required to provide law enforcement agencies with technical capabilities for wiretaps by June 30, 2000 and with capacity by March 12, 2001.

     . The FCC has adopted telephone number portability rules for local exchange carriers ("LECs"), as well as cellular, broadband PCS and ESMR licensees, that could facilitate the development of local exchange competition, including wireless local loop service. The new number portability rules generally require cellular, broadband PCS and ESMR licensees to have the capability to deliver calls from their systems to ported numbers by December 31, 1998, to provide financial support for number portability costs that it shares with other carriers and to offer service provider number portability and roaming to ported numbers by March 31, 2000.

     . Under current FCC rules, LECs are required to compensate cellular and PCS providers for the reasonable costs incurred by such providers in terminating traffic that originates on LEC facilities, and vice versa. Consistent with this ruling, the FCC has determined that LECs may not charge a cellular and PCS provider or other carrier for terminating LEC-originated traffic. Nor may LECs charge cellular and PCS providers for number activation and use fees. These interconnection issues are still in dispute, and it is unclear whether the FCC will maintain its current position.

     . The FCC attempts to recover the costs of its enforcement, policy and rulemaking, international and user information activities by collecting "regulatory fees" from every FCC licensee on an annual basis. Each year, the FCC estimates what its costs might be and publishes a proposed Fee Schedule, setting forth the specific amounts it plans to collect from each type of FCC licensee. Generally, CMRS regulatory fees are based on units in service as of December 31st of the prior calendar year. Every year since it began collecting regulatory fees, the FCC has increased the amount per unit collected from CMRS licensees.

     . The FCC has adopted new rules regarding payments by telecommunications companies into a revamped fund that will provide for the widespread availability of telecommunications services, including to low-income consumers ("Universal Service"). Prior to the implementation of the Telecom Act, Universal Service obligations largely were met by local telephone companies, supplemented by long-distance telephone companies. Under the new rules, all telecommunications carriers, including cellular and PCS companies, are required to contribute to Universal Service Fund (the "Universal Service Fund"). In addition, certain state regulatory authorities have enacted, or have indicated that they intent to enact, similar contribution requirements based on state revenues. Payments into the Universal Service Fund will likely increase the cost of doing business. The FCC is currently considering whether to establish rules which clarify cellular and PCS carriers' federal and state universal service contribution requirements.

     . The FCC has adopted rules to implement the Telecom Act provisions for customer proprietary network information (CPNI), including electronic computerized safeguards that may impose additional costs on the Company. These rules apply to all telecommunications carriers, including cellular, PCS and CLECs.

      The Company cannot accurately estimate the economic impact of each of these requirements, which may necessitate system changes, which in turn may require additional capital expenditures by the Company.

      As a wireless telephone service provider, the Company also must contribute to the Telecommunications Relay Services ("TRS") Fund, which compensates TRS providers for making service available to the hearing impaired. The Company also must contribute to support numbering administration and number portability administration.

State and Local Regulation

      The Communications Act preempts state or local regulation of the entry of, or rates charged by, wireless telephone service providers. As a result, the Company may set rates and offer new products and services without state regulatory intervention. Nonetheless, state regulatory authority covers such matters as the terms and conditions of interconnection between local exchange carriers and wireless carriers with respect to intrastate services, and state universal service programs. In addition, some states and localities still exert jurisdiction over (i) zoning and building permits associated with the construction of antenna towers; (ii) approval of acquisitions and transfers of wireless systems; and (iii) resolving consumer complaints.

      The Company's wireless telephone systems rely on the availability of antenna towers. The location and construction of such towers are subject to regulation at the federal, state, and local level. In addition to FCC regulation, towers are subject to environmental, zoning and land use, and Federal Aviation Administration regulation. The Communications Act prohibits, however, states and localities from unreasonably restricting the construction of antenna towers associated with wireless telephone systems. For example, localities cannot deny zoning approval for a proposed antenna tower based on concerns related to radiofrequency ("RF") emissions, if the tower complies with the Commission's RF rules. Disputes over zoning regulation are generally subject to state and federal court jurisdiction, and carriers have met with varying degrees of success in court.

      In Puerto Rico, we are also subject to regulation by the Puerto Rico Planning Board, the Administration of Regulation and Permits and the Puerto Rico Telecommunications Regulatory Board. These entities' powers include a number of matters, such as cost-based rate-making that could have a material adverse effect on our business, financial condition and results of operations.

Wireline CLEC Regulation

      Lambda CLEC is subject to the Puerto Rico Telecommunications Act of 1996 (the "Puerto Rico Act") which grants jurisdiction over telecommunications services and providers to the Puerto Rico Telecommunications Regulatory Board and purports to open the Puerto Rico telecommunications market to competition.

      In addition, Lambda CLEC is subject to the Communications Act. Pursuant to the Communications Act, the FCC requires all telecommunications carriers, including Lambda CLEC, to contribute to the federal universal service fund. The Communications Act also requires state public utilities commissions and/or the FCC to implement policies that mandate reciprocal compensation between local exchange carriers. On August 1, 1996, the FCC adopted rules implementing these policies, but various aspects of the Order have been overturned by a federal court and the decision remains subject to further judicial review.

Relocation of Fixed Microwave Licenses

      In an effort to balance the competing interests of incumbent 2 GHz microwave licensees and new emerging technology licensees (such as PCS licensees) operating in the 2 GHz band, the FCC adopted a transition plan to provide for the relocation of incumbent 2 GHz microwave licensees to different frequencies. For a period of up to five years after the grant of a PCS license, a PCS licensee may be required to accommodate existing licensees that operate certain fixed microwave systems within its license area. During this period, licensees engage in negotiations to set forth the parameters and costs of relocation. If a PCS licensee provides sufficient incentives for an incumbent microwave licensee, the incumbent may locate before the expiration of the five-year period. If no relocation agreement is reached, an incumbent microwave licensee can be forced to involuntarily relocate.

      Relocation generally involves a PCS operator compensating a microwave incumbent for the costs associated with the aforementioned relocation, and may include potential "premium" payments provided to the incumbent for relocating early. Some of these costs are shared among all PCS licensees that benefit from the relocation pursuant to an FCC mandated cost-sharing formula. Accordingly, microwave relocation may increase the cost of completing and maintaining Centennial de Puerto Rico's PCS network. The Company cannot accurately estimate the degree to which it may be required to relocate 2 GHz microwave links or anticipate the costs of such relocation.

Future Regulation

      From time to time, legislation that potentially could affect the Company, either beneficially or adversely, is proposed by federal or state legislators. There can be no assurance that such legislation will not be enacted, or that regulations will not be adopted or actions taken by the FCC or state regulatory authorities that might adversely affect the business of the Company. For example, the allocation by the FCC of additional radio spectrum for the provision of cellular or PCS-like services could adversely affect the Company's operating results, and the imposition of additional or higher fees on the provision of the Company's services could adversely impact the Company's profitability.

      The Company has filed a Petition for Declaratory Ruling and Preemption with the FCC in which it seeks a ruling that the regulatory approach as well as certain provisions of the Puerto Rico Act are preempted pursuant to Sections 253(a) and 332(c) of the Communications Act because they are inconsistent with the pro-competition language and/or objectives of the Telecom Act, constitute impermissible barriers to the entry of local telecommunications competition and/or constitute impermissible regulation of CMRS entry or rates. This matter is currently pending.

                                   Employees

      The Company had 1,735 employees, including 594 employees in Puerto Rico, as of November 30, 1998. None of the Company's employees is represented by a labor organization. The Company considers its relationship with its employees to be good.

                                   Properties

      The Company leases office space at 1305 and 1325 Campus Parkway, Neptune, New Jersey where it has its principal executive offices.

      The properties for MTSO and cell sites in the Domestic Wireless Telephone Systems and the Puerto Rico Systems are either owned (approximately 9%) or leased (approximately 91%), typically under short-term leases, by the Company or one of its subsidiaries or the partnership, joint venture or corporation which holds the construction permit or license (in the case of the Domestic Wireless Telephone Systems in which the Company has a minority interest).

      The Company leases certain space for equipment in Puerto Rico from Century-ML Cable Corp. ("Century-ML"), a cable television operator that is 50% owned by Century, pursuant to a 25-year lease entered into in 1997 when Century was an affiliate of the Company. Further, the Company leases and shares capacity on the fiber optic cable television facility and network of Century-ML for the purpose of operating as a CLEC. The Company shares in the cost of construction, operation and maintenance of the Century-ML fiber network on a pro rata basis based on the percentage of the number of fibers of the network used by or reserved for the Company. This contract will remain in effect following the Merger. The Company believes that the above transactions and contemplated transactions between it and Century and Century-ML were entered into on terms no less favorable to the Company than would have been obtainable at that time in comparable transactions with unaffiliated parties.

      The Company considers the properties owned and leased by it to be suitable and adequate for its business operations.

                               Legal Proceedings

      On December 26, 1996, the Company, on behalf of its PCS subsidiary, filed a petition with the Board seeking arbitration of the many unresolved issues in the negotiation with PRTC for interconnection of the Company's PCS network with PRTC's landline telephone network. On January 21, 1997, the Company filed a petition with the Board seeking arbitration of the many unresolved issues in the negotiation with PRTC for interconnection of the Company's fiber optic network with PRTC's landline telephone network. The two petitions were substantially consolidated by the arbitrator and after several sessions with the arbitrator and PRTC, the Company and its PCS subsidiary successfully negotiated interconnection agreements with PRTC covering most of the unresolved issues. Those agreements, which reflect considerably lower interconnection rates than those PRTC had been charging, have been approved by the Board and are currently in effect.

      On January 9, 1998, Centennial filed a complaint challenging the decision of Ameritech Corporation Michigan Bell Telephone Co., d/b/a Ameritech Michigan ("Ameritech") to withdraw reverse billing. Reverse billing is an arrangement that permits a landline telephone customer to place a call to a cellular or pager customer without paying local or toll charges. Instead, the provider pays Ameritech an access-like charge. The Michigan Public Service Commission found that Centennial was not entitled to an order requiring Ameritech to continue to offer reverse billing because federal and Michigan telecommunications laws require parties to first negotiate among themselves and then submit to arbitration, if necessary. If Centennial is unsuccessful in negotiating with Ameritech or loses an arbitration, Centennial would need to reprogram its customers' cellular phones to try to align their numbers with the areas where the customer's land-to-mobile calls mainly originate. None of Centennial's other interconnection partners has indicated that they are planning to withdraw reverse billing, but there can be no assurance that reverse billing will continue or that such reprogramming would not impose significant costs on Centennial.

      There are no other material pending legal proceedings, other than routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party to or which any of their property is subject.

                                   MANAGEMENT

Directors and Executive Officers

Centennial Cellular Operating

      Centennial Cellular Operating is a member-managed limited liability company organized under Delaware law. The sole member of Centennial Cellular Operating is Centennial. The executive officers of Centennial Cellular Operating are identical to and hold identical positions as the persons identified below as directors and executive officers of Centennial.

Centennial

      Executive officers of Centennial are elected annually by the Board of Directors and serve until their successors are duly elected and qualified. On January 7, 1998, upon the consummation of the Merger, the directors identified below were designated by WCAS VIII and Blackstone and elected to the Board. There are no arrangements or understandings between any officer and any other person pursuant to which the officer was selected, and there are no family relationships between any executive officers or any directors of the Company. The names, ages and positions of the executive officers and directors of Centennial are listed below along with their business experience during at least the past five years.

   Name                  Age                       Position
   ----                  ---                       --------
Michael J. Small........  41 Chief Executive Officer and Director
Rudy J. Graf............  49 Director, President and Chief Operating Officer
Peter W. Chehayl........  51 Vice President, Treasurer and Chief Financial Officer
Phillip H. Mayberry.....  46 President--Domestic Operations
Kari L. Jordan..........  45 President--Caribbean Operations
Thomas R. Cogar, Jr. ...  42 Vice President--Engineering
Michael Marrero.........  37 Vice President--Engineering (Puerto Rico)
Thomas E. Bucks.........  42 Vice President--Controller
John H. Casey, III......  42 Vice President--Administration
Edward G. Owen..........  41 Vice President--Corporate Development-Designate
Thomas E. McInerney.....  57 Director
Anthony J. de Nicola....  34 Director
Rudolph E. Rupert.......  33 Director
Mark T. Gallogly........  42 Director
Lawrence H. Guffey......  30 Director

      In addition to the persons named above, the stockholders of Centennial will elect two outside directors, who have not yet been designated.

      Michael J. Small became Chief Executive Officer of Centennial upon the consummation of the Merger. Prior to joining Centennial, Mr. Small served as Executive Vice President and Chief Financial Officer of 360(degrees) Communications Company (now a subsidiary of ALLTEL Corporation) since 1995. Prior to 1995, he served as President of Lynch Corporation, a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services.

      Rudy J. Graf has been President, Chief Operating Officer and a director of Centennial since August 1991, and was Vice President, Operations of Centennial from November 1990 to August 1991. Prior to joining Centennial, Mr. Graf served in various executive capacities, including Regional Vice President from December 1987 to July 1990 and as Vice President and General Manager from December 1985 to November 1987 of Metromedia Company, a cellular telephone company.

      Peter W. Chehayl became Vice President, Treasurer and Chief Financial Officer of Centennial upon the consummation of the Merger. Prior to joining Centennial, Mr. Chehayl was the Vice President and Treasurer of 360(degrees) Communications Company (now a subsidiary of ALLTEL Corporation) since 1996. From 1991 to 1996, he served as Vice President--Capital Markets at Sprint Corporation.

      Phillip H. Mayberry has been President--Domestic Operations of Centennial since January 1999 and was Senior Vice President--Operations since December 1994. He served as Vice President, Operations of Centennial from April 1990 to December 1994. From March 1989 to April 1990, Mr. Mayberry was a Vice President and General Manager of Metro Mobile CTS, Inc., a cellular telephone company.

      Kari L. Jordan has been President--Caribbean Operations of Centennial since January 1999. She joined Centennial in January 1998 as Senior Vice President of International Operations from PrimeCo where she was responsible for the operations of the North Texas MTA. From 1990 to January 1997, Ms. Jordan worked at US Cellular as Vice President of Business Development. During her tenure at US Cellular, Ms. Jordan also served as Vice President of National Operations and Regional General Manager.

      Thomas R. Cogar, Jr. joined Centennial in September 1990 as Director of Engineering and has been Vice President, Engineering of Centennial since August 1991. From May 1987 to September 1990, Mr. Cogar was employed by Metro Mobile CTS, Inc. in various technical capacities, most recently as Northeast Manager of Technical Operations.

      Michael Marrero has been Vice President--Engineering (Puerto Rico) of Centennial since April 1997, and was Director of Technical Operations from April 1995 to April 1997. Prior to joining Centennial, Mr. Marrero served as the Manager of Strategic Planning for the PRTC from May 1988 to April 1995. Prior to 1987, Mr. Marrero served in various capacities at Bell Corp.

      Thomas E. Bucks has been Vice President--Controller of Centennial since March 1995. Prior to joining Centennial, Mr. Bucks was employed by Southwestern Bell Corporation in various financial capacities, most recently as District Manager--Financial Analysis and Planning.

      John H. Casey, III has been Vice President--Administration of Centennial since July 1997 and served as Vice President--Operations from January 1995 to June 1997. He was a regional manager of Centennial from January 1991 until December 1994. From August 1989 to December 1990, Mr. Casey was employed by McCaw Cellular One as a district general manager.

      Edward G. Owen became Vice President--Corporate Development upon the consummation of the Merger. Since 1996, Mr. Owen has been Vice President-- Planning and Corporate Development at ALLTEL Corporation (formerly 360(degrees) Communications). Prior to 1996, he was the director of marketing at 360(degrees) Communications.

      Thomas E. McInerney is a director and President of Centennial Cellular Operating and will become a director of Centennial upon consummation of the Merger. He has served as a managing member or general partner of the respective sole general partners of WCAS VIII and other associated investment partnerships since 1986. He is a director of The Cerplex Group, Inc., The BISYS Group, Inc., MedE America Corporation and several private companies.

      Anthony J. de Nicola is a director and Vice President of Centennial Cellular Operating and will become a director of Centennial upon consummation of the Merger. He has served as a managing member or general partner of the respective sole general partners of WCAS VIII and other associated investment partnerships since 1994. Previously he worked for William Blair & Co. for four years financing middle market buyouts. He is a director of SEER Technologies, Inc., MedE America Corporation and several private companies.

      Rudolph E. Rupert is a director and Secretary of Centennial Cellular Operating and will become a director of Centennial upon consummation of the Merger. He is a Vice President of the investment adviser to WCAS VIII and other associated investment partnerships. Prior to 1997, he worked for three years at General Atlantic Partners where he was involved in the information technology industry. From 1987 to 1992, he worked for Lazard Freres and Company ("Lazard"), initially in the Mergers and Acquisitions Department and then with Lazard's European leveraged buyout fund. Mr. Rupert is a director of several private companies.

      Mark T. Gallogly is a member of the limited liability company that acts as the general partner of Blackstone Capital Partners, L.P. and its affiliates. He is a Senior Managing Director of The Blackstone Group L.P. and has been with Blackstone since 1989. Mr. Gallogly is a member of the boards of directors of InterMedia Partners VI, L.P., CommNet Cellular Inc. and TWFanch-One Co.

      Lawrence H. Guffey is a Vice President of The Blackstone Group, L.P., with which he has been associated since 1991. He is a member of the board of directors of CommNet Cellular Inc. and TWFanch-One Co.

Committees of the Board

      The Compensation Committee of Centennial, whose current members are Thomas E. McInerney, Anthony J. de Nicola and Mark T. Gallogly, makes recommendations to the Board of Directors concerning the salary and cash bonus compensation for the Company's Chief Executive Officer and determines the salary and cash bonus compensation for the Company's other executive officers and senior management. The Compensation Committee also administers the Company's 1991 Employee Stock Purchase Plan, Incentive Award Plan and 1991 Stock Equivalent Plan. The 1993 Management Equity Investment Plan is administered by a separate committee whose membership is the same as the Stock Option Committee, which makes recommendations to the Board of Directors, which determines the recipients of awards under this plan, including the number of shares awarded and, subject to the terms of the plan, the duration of restrictions. The Compensation Committee determines the participants and selects the recipients of awards or units under the 1991 Employee Stock Purchase Plan and the 1991 Stock Equivalent Plan and the amount and terms of compensation granted under each plan. The Compensation Committee met once during the fiscal year ended May 31, 1998.

      The Board of Directors determines the recipients of options under the Company's 1991 Employee Stock Option Plan (the "Employee Stock Option Plan") and the provisions of options granted under such plan, including the option price, term and number of shares subject to option. The Employee Stock Option Committee, whose members are noted above, administers the Employee Stock Option Plan subject to the authority and responsibility of the Board of Directors as set forth in such plan. The Employee Stock Option Committee met twice during the fiscal year ended May 31, 1998.

      The Executive Committee, whose current members have not been elected following the Merger, is empowered, except as limited by the laws of the State of Delaware, to function with the full power of the Board of Directors when the Board is not meeting. The Executive Committee did not meet during the fiscal year ended May 31, 1998.

      The Audit Committee, whose members are Anthony J. de Nicola, Rudolph E. Rupert and Lawrence H. Guffey, recommends to the Board of Directors the independent auditors to be selected for the Company and reviews the following matters with the independent auditors: scope and results of the independent audits; corporate accounting; internal accounting control procedures; adequacy and appropriateness of financial reporting to shareholders; and such other related matters as the Audit Committee considers to be appropriate. The Audit Committee met once during the fiscal year ended May 31, 1998.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

      During the fiscal year ended May 31, 1998, the members of the Compensation Committee were William M. Kraus and David Z. Rosensweig. Mr. Rosensweig also served as Secretary of the Company and Century Communications. Mr. Rosensweig is a member of Leavy Rosensweig & Hyman, which provides legal services to the Company. During fiscal 1998, the Company paid a total of approximately $426,000 for legal services and disbursements to Leavy Rosensweig & Hyman.

Employment Agreements

      Following the consummation of the Merger, Michael Small has been employed by Centennial as its Chief Executive Officer pursuant to an Employment Agreement. Mr. Small's base salary is $250,000 per annum, plus an annual bonus of up to $225,000 subject to achievement of certain performance targets for fiscal 1999. The initial term of the Employment Agreement expires on September 30, 2002, but will automatically renew for subsequent one-year terms unless either party gives notice of non-renewal at least 90 days prior to the expiration of the renewal term. If the Company terminates Mr. Small's employment for other than "cause" (as defined in the Employment Agreement), or if Mr. Small terminates his employment with the Company for "Good Reason" (as defined), he is entitled to continue to receive his base salary and any bonus payable with respect to the one-year period following such termination, as well as certain other benefits. Mr. Small also received incentive stock options and non-qualified stock options to purchase an aggregate 128,500 Common Shares (prior to adjustment to account for a three-for-one stock split), vesting over four years beginning with the fiscal year ended May 31, 1999 if the Company attains certain EBITDA targets; if such targets are not met, the stock options will vest over four years commencing with the seventh anniversary of the consummation of the Merger. These stock options are subject to accelerated vesting if Mr. Small's employment is terminated other than for cause or for Good Reason following a change of control of the Company. During the employment term and for a period of one year following the termination of his employment (except termination by Mr. Small for Good Reason), Mr. Small is subject to certain non-competition and non-solicitation provisions.

      Following the consummation of the Merger, Rudy J. Graf has been employed by Centennial as its Chief Operating Officer pursuant to an Employment Agreement. Mr. Graf's base salary is $226,800 per annum, plus an annual bonus of up to $200,000 subject to achievement of certain performance targets for fiscal 1999. The term of the Employment Agreement expires on May 31, 1999. If the Company terminates Mr. Graf's employment for other than "cause" (as defined in the Employment Agreement), he is entitled to receive his base salary for the remainder of the employment term, any bonus payable for the 1999 fiscal year and certain other payments. At the effective time of the Merger, Mr. Graf received 17,242 Common Shares (prior to adjustment to account for a three-for-one stock split) subject to the terms of a Restricted Stock Purchase Agreement. Mr. Graf also received incentive stock options and non-qualified stock options to purchase an aggregate 120,000 Common Shares (prior to adjustment to account for a three-for-one stock split), vesting over four years beginning with the fiscal year ended May 31, 1999 if the Company attains certain EBITDA targets; if such targets are not met, the stock options will vest over four years commencing with the seventh anniversary of the consummation of the Merger. During the employment term and for a period of two years following the termination of his employment, Mr. Graf is subject to certain non-competition and non-solicitation provisions.

      Following consummation of the Merger, Peter Chehayl has been employed by Centennial as its Vice President and Chief Financial Officer. Mr. Chehayl's base salary will be $165,000 per annum, plus an annual bonus of up to $90,000. He is also eligible for options to purchase 25,000 Common Shares.

      Following consummation of the Merger, Edward Owen has been employed by Centennial as its Vice President--Corporate Development. His base salary is $140,000 per annum, plus an annual bonus of up to $60,000. He is also eligible for options to purchase 20,000 Common Shares.

Executive Compensation

      The following table sets forth certain information with respect to compensation awarded to, earned by or paid to Centennial's former Chief Executive Officer and each of the other four most highly compensated executive officers (the "Named Executives") of Centennial (based on amounts reported as salary and bonus for fiscal 1998) for each of Centennial's last three fiscal years. Certain of Centennial's executive officers, including the Chairman of the Board and Chief Executive Officer, did not receive any cash compensation directly from Centennial during the fiscal years ended May 31, 1996, 1997 and 1998 but, in accordance with the Services Agreement (as defined), were compensated by Century. Pursuant to the Stockholders' Agreement executed in connection with the Merger, the Services Agreement was terminated upon consummation of the Merger. See "Certain Relationships and Related Transactions."

                                    Annual Compensation  Long-Term Compensation Awards
                                    ------------------- -------------------------------
                             Fiscal                      Restricted   Shares Underlying  All Other
Name and Principal Position   Year   Salary     Bonus   Stock Awards    Options/SARs    Compensation
---------------------------  ------ ------------------- ------------  ----------------- ------------
Bernard P. Gallagher....
 Chairman of the Board        1998        -0-       -0-   $387,500(1)      25,000             -0-
 and Chief Executive          1997        -0-       -0-        -0-         75,000             -0-
 Officer                      1996        -0-       -0-        -0-            -0-             -0-
Rudy J. Graf............      1998  $ 222,750 $ 190,000    387,500(1)      35,000          $4,750(3)
 President and Chief          1997    198,365   125,000        -0-         50,000           4,750(3)
 Operating Officer            1996    189,575   120,000    322,500(2)         -0-           4,834(3)
Phillip Mayberry........      1998    172,083   145,328    242,188(1)      20,000           4,750(3)
 Senior Vice President,       1997    147,668    80,000        -0-         30,000           4,750(3)
 Operations                   1996    146,824    60,000    161,250(2)         -0-           2,962(3)
Thomas Cogar............      1998    141,750    75,000    145,312(1)      10,000           4,750(3)
 Vice President,              1997    131,173    40,000        -0-         15,000           4,750(3)
 Engineering                  1996    128,385    50,000    118,125(2)         -0-           3,221(3)
Robert Braden...........      1998    163,333   125,000    242,188(1)      20,000           4,750(3)
 Vice President, Network      1997    137,156    75,000        -0-         20,000           4,750(3)
 Services                     1996    136,719    50,000    129,000(2)         -0-           5,002(3)

--------

(1) The value indicated is based on the closing price of Common Shares of Centennial on February 23, 1998, the date of grant. The aggregate number and value (based on the closing price of Common Shares at May 29, 1998, the last trading day of fiscal 1998) of the restricted shares held by the Named Executives at May 29, 1998 was: Mr. Graf--20,000, $700,000; Mr. Mayberry-- 12,500, $437,500; Mr. Cogar--7,500, $262,500; and Mr. Braden--12,500,
    $437,500. The restrictions on transferability lapse on the fifth anniversary of the date of grant and earlier in the event the award recipient retires after reaching 65 years of age, dies or becomes disabled or if the Compensation Committee elects to terminate the restrictions on transfer that are otherwise applicable. The award recipient has the right to receive dividends and other distributions paid on the shares of restricted stock.
(2) The value indicated is based on the closing price of Common Shares of the Company on August 21, 1995, the date of grant. The aggregate number and value (based on the closing price of Common Shares at May 29, 1998, the last trading day of fiscal 1998) of the restricted shares held by the Named Executives at May 29, 1998 was: Mr. Graf--20,000, $700,000; Mr. Mayberry-- 10,000, $350,000; Mr. Cogar--7,500, $262,500; and Mr. Braden--8,000,
    $280,000. The restrictions on transferability lapse on the fifth anniversary of the date of grant and earlier in the event the award recipient retires after reaching 65 years of age, dies or becomes disabled or if the Compensation Committee elects to terminate the restrictions on transfer that are otherwise applicable. The award recipient has the right to receive dividends and other distributions paid on the shares of restricted stock.
(3) Consists of matching contributions made by the Company on behalf of the Named Executives in fiscal 1998, 1997 and 1996, respectively, under the Company's Retirement Investment Plan.

Director Compensation

      Centennial Cellular Operating. None of the directors of Centennial Cellular Operating will receive any remuneration from Centennial Cellular Operating for their attendance at Board and committee meetings during 1999.

      Centennial. During the fiscal year ended May 31, 1998, each director who was not also an employee of the Company received quarterly retainers of $3,000 plus a uniform fee of $750 for each Board and committee meeting attended. In addition, options for 1,000 shares of Common Shares were automatically granted under the 1993 Non-Employee/Officer Directors' Stock Option Plan to each person who was a non-employee/officer director on the date of each annual meeting of shareholders of the Company. During such period, directors who were also employees of the Company received no remuneration for attendance at Board and committee meetings.

      Following the consummation of the Merger, each director who is not also an employee of the Company will receive compensation in accordance with the Equity Investors' customary practices. The Company expects that such compensation will be consistent with compensation paid to directors in comparable public companies.

                             PRINCIPAL STOCKHOLDERS

      Following the consummation of the Merger and related transactions, all of the issued and outstanding capital stock of Centennial Cellular Operating is owned by Centennial. The following table sets forth certain information regarding the beneficial ownership of Centennial's common stock immediately following the consummation of the Merger and related transactions by (i) each stockholder who owns beneficially five percent or more of the Class A Common Stock, (ii) each director of the Centennial, (iii) each executive officer and
(iv) all directors and officers as a group.

      The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the "beneficial owners" of the same shares. Unless otherwise noted in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the Class A Common Stock shown as beneficially owned. The percentage ownership of each stockholder is calculated based on 31,125,579 shares of Class A Common Stock outstanding (after giving effect to a three-for-one stock split effected on January 8, 1999).

                                                   Beneficial Ownership
                                                 Immediately After Merger
                                                 ------------------------------
        Name and Address                            Amount        Percentage
        ----------------                         --------------- --------------
   Welsh, Carson, Anderson & Stowe VIII,
    L.P.(1).....................................      17,249,026         55.4%
   WCAS Capital Partners III, L.P.(1)...........       1,626,507          5.2
   Blackstone Investors(2)......................       9,390,681         30.2
   Thomas E. McInerney(1).......................             --             *
   Anthony J. de Nicola(1)......................             --             *
   Rudolph E. Rupert(1).........................             --             *
   Michael J. Small.............................               0          --
   Rudy J. Graf.................................          16,842            *
   Peter Chehayl................................               0          --
   Phillip Mayberry.............................           8,718            *
   Thomas Cogar.................................           5,676            *
   Thomas E. Bucks..............................           1,860            *
   John Casey...................................               0          --
   Mark T. Gallogly(2)..........................             --             *
   Lawrence H. Guffey(2)........................               0          --
   All directors and executive officers as a
    group (12 individuals)......................          33,096            *

--------
  * Less than one percent.

(1) The address for Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P. is 320 Park Avenue, Suite 2500, New York, New York 10022. Certain of the shares reflected as owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by limited partnerships affiliated with Welsh, Carson, Anderson & Stowe VIII, L.P. Up to an aggregate 862,452 shares included as beneficially owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by individuals who are members of the limited liability company that serves as its sole general partner, including Messrs. McInerney and de Nicola, and individuals employed by its investment advisor, including Mr. Rupert. Messrs. McInerney, de Nicola and Rupert may be deemed to share beneficial ownership of the shares owned by Welsh, Carson, Anderson & Stowe VIII, L.P., and disclaim beneficial ownership of such shares except to the extent owned of record by them.

(2) The total number of shares beneficially owned by Blackstone Investors are owned by Blackstone CCC Capital Partners L.P. (7,471,074), Blackstone CCC Offshore Capital Partners L.P. (1,356,165) and Blackstone Family Investment Partnership III L.P. (563,442). Blackstone Management Association III L.L.C. ("BMA") is the general partner of each of these partnerships, and Messrs. Peter G. Peterson and Stephen A. Schwarzman, as the founding members of BMA, may be deemed to share, together with BMA, beneficial ownership of such shares. The address of the Blackstone Investors, BMA and Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. Mr. Gallogly, who is a member of BMA, and Mr. Guffey, who is an employee of certain affiliates of BMA, disclaim beneficial ownership of such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Investor Agreements

      In connection with their initial investment in Acquisition and the Common Equity Contribution and simultaneously with the consummation of the Merger, the Equity Investors and Acquisition entered into a Securities Purchase Agreement, a Registration Rights Agreement and a Stockholders Agreement.

      Pursuant to the Securities Purchase Agreement, the Equity Investors purchased an aggregate of 9,638,554 shares of Common Stock of Acquisition at the time of the Merger. The Securities Purchase Agreement contains customary conditions, representations and warranties, and will terminate upon the termination of the Merger Agreement.

      At the same time, the Equity Investors and the Company entered into a Stockholders' Agreement pursuant to which they agreed to establish a board of directors of the Company consisting of nine members. WCAS and certain of its affiliates (the "WCAS Investors") will designate three of such directors, who initially are Thomas E. McInerney, Anthony J. de Nicola and Rudolph E. Rupert, so long as the WCAS Investors own in the aggregate at least 25% of the shares of the surviving corporation owned by them as of the date of the Merger. Blackstone and its affiliates (the "Blackstone Investors") will designate two directors, who initially are Mark T. Gallogly and Lawrence H. Guffey, so long as the Blackstone Investors own in the aggregate at least 25% of the shares of the surviving corporation owned by them as of the date of the Merger. The Chief Executive Officer and the Chief Operating Officer of the Company, who initially are Michael J. Small and Rudy Graf, respectively, will also be directors. The remaining two directors will be outside directors nominated by the board of directors and elected by stockholders of the Company, including the Equity Investors. Pursuant to the Stockholders Agreement, the Equity Investors (other than the WCAS Investors) also have "tag-along" rights to participate in certain proposed dispositions of the Company's shares by the WCAS Investors. In addition, in the event that the WCAS Investors or the Company receives a third party offer to purchase at least 80% of the outstanding capital stock of the Company, a majority of the WCAS Investors may require the other Equity Investors to accept such offer and to sell their shares of the Company to such third party. The Company has also granted the Equity Investors pre-emptive rights with respect to participating, on a pro rata basis according to their stock ownership, in certain eligible offerings (excluding registered public offerings of Common Shares and offerings of Common Shares or options to purchase Common Shares in connection with certain stock option plans or stock purchase plans). While the Stockholders Agreement is in effect, the Company may not amend, alter or repeal its organizational documents without obtaining the consent of a majority in interest of the WCAS Investors and the Blackstone Investors, as well as a majority of the other Equity Investors adversely affected by such amendment or alteration. Further, the Stockholders Agreement contains certain restrictions on transactions with related persons. Upon the consummation of the Merger and related transactions, an affiliate of each of WCAS and Blackstone received a deal consummation fee of $10.6 million and $3.4 million, respectively. An Equity Investor unaffiliated with Blackstone and WCAS received a fee of $4.0 million upon the consummation of the Merger. During the term of the Stockholders' Agreement, an affiliate of each of WCAS and Blackstone shall receive an annual monitoring fee of $450,000 and $300,000, respectively.

      Pursuant to the Registration Rights Agreement entered into among the Company and the Equity Investors, the WCAS Investors and the Blackstone Investors have certain rights to require the Company to register their shares of the Company under the Securities Act and to include, upon request, their shares in any registration of shares effected by the Company.

Former Indebtedness of Certain Executive Officers

      During fiscal 1998, Thomas R. Cogar, Vice President of Engineering of Centennial received a relocation loan from the Company of approximately $65,000 and John H. Casey, Vice President--

Administration of Centennial received a relocation and temporary house loan of approximately $200,000. There are no amounts outstanding under these loans.

Arrangements with Former Controlling Stockholder

      Pursuant to the Stockholder Agreement, on the effective date of the Merger, Century executed and delivered a non-compete agreement with Centennial, pursuant to which Century agreed that, for a period of three years from the effective date, it will not engage in, or acquire a controlling interest in, any business that competes with any of the businesses of the Company's current operations in Puerto Rico; provided, however, that such non-compete shall not extend to or restrict in any manner the activities of Century's existing joint venture in Puerto Rico, Century M-L.

      The Company and Century, which owned a controlling interest in Centennial prior to the Merger, previously maintained combined workers compensation and general insurance policies. The premiums were allocated between the Company and Century based upon the actual cost of each respective company's coverage. The Company believes that the amounts payable by the Company under such arrangement were more favorable than the premiums the Company would have paid if it had obtained coverage under a separate policy. The Company's cost of such insurance was approximately $0.6 million, $0.7 million and $1.7 million for the fiscal years ended May 31, 1998, 1997 and 1996, respectively, all of which was paid in full during the current fiscal year. In fiscal 1996, the Company and Century also maintained combined group health, life and casualty coverage. Pursuant to the Merger Agreement, the Company has covenanted to maintain for a period of at least two years employee benefits and incentive compensation that are no less favorable to the employees.

      The Company and Century entered into a Services Agreement, effective August 30, 1996 (the "Services Agreement"), pursuant to which Century, through its personnel, provides design, construction, management, operational, technical and maintenance for the wireless telephone, paging and related systems owned and operated by the Company. Such services also include providing all the services necessary for the monitoring, to the extent possible, of the activities of the partnerships in which the Company has minority equity interests, in such manner as to protect the interests of the Company. Such services have historically been provided to the Company by Century. As consideration for the services rendered under the Services Agreement, the Company paid Century the annual sum of $1.0 million and reimbursed Century for all costs incurred by Century or its affiliates (excluding the Company and its subsidiaries) that were directly attributable to the design, construction, management, operation and maintenance of the wireless telephone, paging and related systems of the Company or to the performance by Century of its other duties under the Services Agreement. For the years ended May 31, 1998 and 1997, the Company recorded expenses of $1.0 million and $0.8 million, respectively, under the Services Agreement. At May 31, 1998 and 1997, $0.3 million and $0.8 million, respectively, of such amounts were recorded within Payable to Affiliate on the Company's consolidated balance sheet. As of the effective time of the Merger, Century and Centennial terminated the Services Agreement.

      The Company leases space for the MTSO serving the southwestern cluster and space on an antenna tower in the southwestern cluster from Century for an aggregate current annual rent of approximately $1,000 pursuant to an oral month-to-month lease agreement. Further, the Company leases certain warehouse space in Puerto Rico to Century-ML for a current annual rent of approximately $23,000 pursuant to a written lease agreement. The Company leases and shares capacity on the fiber optic cable television facility and network of Century-ML fiber network for the purposes of operating as a competitive access provider. The Company shares the cost of construction, operation and maintenance of the Century-ML fiber network on a pro rata basis based on the percentage of the number of fibers of the network used by or reserved for the Company.

      During fiscal 1997, the Company recorded a deferred asset and related payable to an affiliate in its consolidated balance sheet in the amount of $6.0 million to reflect certain costs incurred by the Company to secure the use of the fiber optic network as required by the Facilities Agreement. This amount, which was paid by the Company during fiscal 1998, represents the Company's share of the costs of constructing Century-ML's fiber optic network.

      Leavy Rosensweig & Hyman, of which David Z. Rosensweig, a director and Secretary of the Company prior to the Merger, is a member, provides legal services to the Company.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

The Credit Facility

      In connection with the Merger, Centennial and certain of its subsidiaries entered into the Credit Facility with Merrill Lynch Capital Corporation ("Merrill Lynch Capital"), NationsBank, N.A. ("NationsBank"), The Chase Manhattan Bank ("Chase"), The Bank of Nova Scotia ("Scotia") and Morgan Stanley Senior Funding, Inc. ("Morgan Stanley" and collectively with Merrill Lynch Capital, NationsBank, Chase and Scotia, the "Agents") and certain other financial institutions (collectively, with the Agents, the "Lenders"), pursuant to which the Lenders provided credit facilities to certain of Centennial's subsidiaries. The following is a summary of the proposed terms and conditions of each Credit Facility.

      The Borrowers. The borrowers under the Credit Facility are Centennial Cellular Operating Co. LLC ("Centennial Cellular Operating"), a wholly-owned direct subsidiary of Centennial, and Centennial de Puerto Rico, a wholly-owned direct subsidiary of Centennial Cellular Operating (the "PR Borrower").

      The Facility. The Credit Facility provides for a senior secured revolving credit facility (the "Revolving Credit Facility"), which provides revolving loans (the "Revolving Credit Loans") in an aggregate principal amount of up to the Lenders' revolving credit commitment (the "Revolving Credit Commitment"), which will initially be $150 million (of which a sublimit thereof will be available to be borrowed by PR Borrower), and senior secured term loan facilities in four tranches (the "Term Loan Facilities"), which provide term loans (the "Term Loans") in an aggregate principal amount of up to $900 million (of which one tranche thereof is available to be drawn by PR Borrower).

      Use of Credit Facility Proceeds. The proceeds of the Credit Facility were used, together with other proceeds of the Merger Financings, to fund payment of cash consideration in the Merger, repay Centennial's indebtedness (including the purchase of the Tendered Notes in the Debt Tender Offers), pay the related fees and expenses and purchase the Pledged Securities. In addition, the Revolving Credit Facility is available after the closing thereof subject to the conditions set forth in the Credit Facility documentation to finance future working capital needs, capital expenditures, permitted acquisitions, and for general corporate purposes.

      Under certain circumstances, the Credit Facility may be increased by up to $150 million in aggregate principal amount, upon terms and conditions no more onerous than those contained in the Credit Facility.

      Availability of Loans. The Term Loans was available on the date of closing of the Merger (the "Effective Date"). The Revolving Credit Loans were available on the Effective Date in a principal amount not to exceed $65 million and thereafter on a revolving basis until 30 days prior to the maturity thereof. Up to $25 million of the Revolving Credit Facility is available for the issuance of letters of credit and up to $30 million of the Revolving Credit Facility will be available for swing loans.

      Maturity of Loans. The Revolving Credit Commitments will be reduced quarterly beginning in the fourth year after the closing of the Credit Facility (the "Closing Date") and the Revolving Credit Facility will mature eight years after the Closing Date. The Term Loans will consist of four tranches and will amortize over eight years for tranche A Term Loans ("Tranche A Loans"), eight years for tranche A-PR Term Loans ("Tranche A-PR Loans"), eight and one-half years for tranche B Term Loans (the "Tranche B Loans") and nine years for tranche C Term Loans (the "Tranche C Loans").

      Prepayments. Borrowings and commitments under the Credit Facility are subject to mandatory prepayment and reduction in an amount equal to (a) 100% of the net proceeds of asset dispositions (including insurance proceeds resulting from casualty to assets), subject to the borrower's ability to reinvest such proceeds under certain circumstances, (b) 75% of excess cash flow (reduced to 50% with respect to any fiscal year if the Total Leverage Ratio (defined as the ratio of total debt to operating cash flow) is less than 6.0:1.0), (c) 100% of the net proceeds of the issuance or incurrence of debt or of any sale and lease-back, and (d) 50% of the net proceeds of any issuance of equity securities. Voluntary prepayment of the loans will be permitted in whole or in part with prior notice. The Revolving Credit Loans and the Tranche A and Tranche A-PR Loans are subject to prepayment without premium or penalty (other than funding losses), subject to limitations as to minimum amounts. The Tranche B and Tranche C Loans are subject to prepayment (x) on or prior to the first anniversary of the Closing Date, with a premium of 2% of the aggregate principal amount of loans prepaid, (y) after the first anniversary of the Closing Date and on or prior to the second anniversary of the Closing Date, with a premium of 1% of the aggregate principal amount of loans prepaid and (z) thereafter, without premium or penalty (other than funding losses), subject to limitations as to minimum amounts.

      Interest Rates. Borrowings under the Credit Facility bear interest at a rate per annum of, at the borrowers' option, either (a) a base rate (defined as the higher of (i) the announced prime rate of NationsBank, and (ii) the federal funds rate, plus 0.50%) plus the Applicable Margin (as defined) or (b) a LIBOR rate plus the Applicable Margin. The maximum Applicable Margin for the Tranche A Loans, Tranche A-PR Loans and the Revolving Credit Loans is 2.00% for base rate loans and 3.00% for LIBOR loans, for the Tranche B Loans will be 2.50% for base rate loans and 3.50% for LIBOR loans, and for the Tranche C Loans will be 2.75% for base rate loans and 3.75% for LIBOR loans. Based upon Centennial Cellular Operating's leverage ratio after the delivery of certain financial statements after the Closing Date, the Applicable Margin for Tranche A Loans, Tranche A-PR Loans and Revolving Credit Loans may be reduced by up to 1.250% for base rate loans and LIBOR loans. The default rate under the Credit Facility is 2.00% above the otherwise applicable rate.

      Fees and Expenses. The Credit Facility requires the borrower to pay (a) commitment fees to the Lenders in an amount equal to 0.50% or 0.375% per annum on the unused commitment under the Revolving Credit Facility, depending on Centennial Cellular Operating's leverage ratio, and (b) an annual administrative agent's fee. Additionally, the borrowers paid various fees and costs in connection with the Credit Facility, including commitment fees and underwriting fees to Merrill Lynch Capital, NationsBank, Chase, Scotia, and Morgan Stanley.

      Guarantees. Centennial and each of Centennial Cellular Operating's direct and indirect existing and future subsidiaries (other than foreign subsidiaries) will be required to guarantee Centennial Cellular Operating's obligations under the Credit Facility, and Centennial Cellular Operating and PR Borrower's direct and indirect existing and future subsidiaries were required to guarantee PR Borrower's obligations under the Credit Facility.

      Security. The obligations of Centennial Cellular Operating under the Credit Facility are secured by substantially all of the assets of Centennial and each of its direct and indirect existing and future subsidiaries (other than foreign subsidiaries), including the capital stock of such subsidiaries, and the obligations of PR Borrower under the Credit Facility are secured by substantially all of the assets of PR Borrower and each of its direct and indirect existing and future subsidiaries, including the capital stock of such subsidiaries.

      In addition, Centennial guaranteed the Credit Facility and pledged as security for Centennial Cellular Operating's obligations the capital stock of Centennial Cellular Operating to the Lenders under the Credit Facility. The pledge of such capital stock of Centennial Cellular Operating could impair Centennial Cellular Operating's ability to obtain future financing on favorable terms, if at all. Further, in the event Centennial Cellular Operating were to default on its obligations under the Credit Facility and the Lenders were to foreclose upon such pledged capital stock of Centennial Cellular Operating, Centennial, as the holding company of Centennial Cellular Operating, would likely be unable to service or repay its indebtedness, including the Notes.

      Conditions. Various conditions precedent to borrowings under the Credit Facility on the Effective Date were satisfied.

      Representations and Warranties. The Credit Facility will contain representations and warranties customarily found in loan agreements for similar financings.

      Affirmative Covenants. The Credit Facility contains affirmative covenants customarily found in loan agreements for similar financings. Centennial Cellular Operating is required to enter into interest rate hedging agreements with respect to 50% of the indebtedness under the Credit Facility for a period of time satisfactory to the Lenders.

      Negative Covenants. The Credit Facility contains customary restrictive covenants, including covenants that limit (subject to certain exceptions) the ability of the Centennial Cellular Operating and its subsidiaries to: (a) incur indebtedness or contingent obligations, issue guarantees or enter into operating leases; (b) grant liens or negative pledges; (c) make investments or enter into joint ventures; (d) make certain restricted payments; (e) make fundamental changes in their business, corporate structure or capital structure; (f) sell assets or receivables; (g) make capital expenditures; (h) enter into transactions with affiliates; (i) amend documents relating to other existing indebtedness and other material documents; or (j) prepay other indebtedness.

      Financial Covenants. The Credit Facility contains financial covenants relating to: (a) minimum interest coverage ratio; (b) minimum fixed charge coverage ratio; (c) maximum ratio of total debt to operating cash flow; (d) maximum ratio of senior debt to operating cash flow; (e) minimum pro forma debt service coverage ratio; and (f) limitation on capital expenditures.

      Events of Default. The Credit Facility includes standard events of default, including, subject to certain exceptions, those related to (i) default in the payment of principal and interest, (ii) cross-default in payment of other indebtedness of more than $10.0 million, (iii) materially incorrect representations and warranties, (iv) default in the observance or performance of any of the affirmative or negative covenants included in the Credit Facility documentation or in the related security and pledge documents, (v) the failure to or admission in writing of an inability to pay debts when such debts become due, (vi) certain events of bankruptcy, (vii) certain judgments or decrees involving more than $10.0 million, (viii) certain ERISA events, (ix) a Change of Control (as defined in the Credit Facility), (x) the failure of the applicable Credit Facility documents or any material provision thereof, the guarantees, security documents or any related documents to be in full force and effect, (xi) certain non-monetary judgments or decrees which might have a material effect, (xii) the termination, revocation or nonrenewal of one or more cellular licenses if such termination, revocation or nonrenewal will have a material effect, and (xiii) the failure of the Merger to be consummated substantially concurrent with the extension of credit under the Credit Facilities.

Subordinated Debt

      As part of the Mezzanine Financing, WCAS Capital Partners III, L.P., an investment partnership affiliated with WCAS, purchased at the time of the consummation of the Merger, a Senior Subordinated Note of Centennial due 2009 (the "Senior Subordinated Note") in the original principal amount of $180 million, as well as an agreed upon number of shares of Common Stock of Centennial, for an aggregate cash purchase price of $180 million. The Senior Subordinated Note bears cash interest at a rate of 10% or pay-in-kind interest at a rate of 13% per annum. Centennial Cellular Operating is restricted from making cash payments to Centennial to service the debt under certain circumstances under the Notes and the Credit Facility. See "Description of the New Notes--Certain Covenants--Limitation on Restricted Payments."

      The Senior Subordinated Note is prepayable at Centennial's option and must (subject to the terms of the Indenture and the Credit Facility) be prepaid in the event of a "Change in Control," defined as (i) the acquisition by a person or group acting together (other than the Equity Investors and their affiliates) of either at least 50% of the voting stock of Centennial or sufficient voting power to elect a majority of the Board of Directors, (ii) a merger or consolidation of Centennial as a result of which the stockholders of Centennial do not continue to hold a majority of the voting capital stock of the resulting entity or (iii) the sale by Centennial of substantially all of its assets.

      The Senior Subordinated Note contains certain affirmative and negative covenants typically found in subordinated notes. The Senior Subordinated Note may not be transferred without the consent of the Lenders under the Credit Facility or, during the period ending 180 days after the closing of the Offering of the Notes, without the consent of Merrill Lynch on behalf of the Initial Purchasers.

      The Senior Subordinated Note is subordinate in right of payment to the Notes to the extent set forth in the Senior Subordinated Note. Under the Senior Subordinated Note, Centennial may not make any payments thereon if there is a default under any "Senior Indebtedness" which is defined to include the Notes. If an "Event of Default" occurs under the Senior Subordinated Note (except in connection with certain bankruptcy events), the holder of the Senior Subordinated Note may not accelerate such debt unless the indebtedness under the Notes and the Credit Facility have been accelerated for at least 90 days. The Senior Subordinated Note is also subordinate to the Credit Facility to the same extent.

                          DESCRIPTION OF THE NEW NOTES

General

      The New Notes will be issued under the Indenture, dated as of December 14, 1998 (as amended, the "Indenture"), among Centennial Cellular Operating Co. LLC, as the Issuer, Centennial Cellular Corp., as successor to Centennial Finance Corp., as a co-obligor, and The Chase Manhattan Bank, as trustee (the "Trustee"), a copy of which will be made available to holders of Old Notes upon request. For purposes of this section, the term "Issuer" means Centennial Cellular Operating Co. LLC without its subsidiaries and the term "Centennial" means Centennial Cellular Corp. without its subsidiaries. For purposes of this section, the term "Co-Obligors" means the Issuer and Centennial, in each case without their respective subsidiaries.

      The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The New Notes are subject to all such terms, and prospective holders of New Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture and the Pledge and Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Pledge and Escrow Agreement, including the definitions therein of certain terms used below. Copies of the Indenture and Pledge and Escrow Agreement are available from the Issuer upon request. The definitions of certain terms used in the following summary are set forth below under the caption "--Certain Definitions."

      The New Notes will be senior subordinated obligations of the Co-Obligors limited to $370 million aggregate principal amount. The New Notes will be issued at par. The New Notes will mature on December 15, 2008. The New Notes will bear interest at the rate per annum stated on the cover page hereof from December 14, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrears on June 15 and December 15 of each year (each, an "Interest Payment Date"), commencing June 15, 1999 to the Persons in whose names such New Notes are registered at the close of business on June 1 or December 1 preceding such Interest Payment Date. Interest on the New Notes will accrue from the most recent Interest Payment Date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such New Note, or, if no interest has been paid or duly provided for on such Old Note, from December 14, 1998. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

      The Indenture does not contain provisions which would afford Holders of the New Notes protection in the event of a decline in the Co-Obligors' credit quality resulting from highly leveraged or other similar transactions involving the Co-Obligors.

      Principal of, premium, if any, and interest on the New Notes will be payable, and, subject to the following provisions, the New Notes may be presented for registration of transfer or exchange, at the office or agency of the Co-Obligors maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan of The City of New York. At the option of the Co-Obligors, payment of interest may be made by check mailed to the Holders of the New Notes at the addresses set forth upon the registry books of the Co-Obligors. No service charge will be made for any registration of transfer or exchange of New Notes, but the Co-Obligors may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Co-Obligors, the Co-Obligors' office or agency will be the corporate trust office of the Trustee presently located in New York, New York.

      Settlement for the New Notes will be made in same day funds. All payments of principal and interest will be made by the Co-Obligors in same day funds. The New Notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the "Depositary" or "DTC") until maturity, and secondary market trading activity for the New Notes will therefore settle in same day funds.

      When issued, the New Notes will be a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Notes. See "Risk Factors--Absence of Public Trading Market for the New Notes."

Ranking

      The payment of the principal of, premium, if any, and interest on, the New Notes will be subordinated, as set forth in the Indenture, in right of payment, to the prior payment in full of all Senior Indebtedness. The New Notes will be senior subordinated indebtedness of the Issuer ranking pari passu with all other existing and future senior subordinated indebtedness of the Issuer and senior to all existing and future Subordinated Indebtedness of the Issuer.

      In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Issuer or to its assets, or any liquidation, dissolution or other winding-up of the Issuer, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or their marshalling of assets or liabilities of the Issuer (except in connection with the consolidation or merger of the Issuer or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially as an entirety upon the terms and conditions described under "Certain Covenants-- Limitation on Merger, Sale or Consolidation" below), the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of all Senior Indebtedness, or provision shall be made for such payment in full, before the holders of New Notes will be entitled to receive any payment or distribution of any kind or character (other than any payment or distribution in the form of equity securities or subordinated securities of the Issuer or any successor obligor that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the New Notes are so subordinated (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities") and any payment made pursuant to the provisions described under "--Legal Defeasance and Covenant Defeasance" from monies or U.S. Government Obligations (as defined in the Indenture) previously deposited with the Trustee on account of principal of, or premium, if any, or interest on the New Notes); and any payment or distribution of assets of the Issuer of any kind or character, whether in cash, property or securities (other than a payment or distribution in the form of Permitted Junior Securities and payments made pursuant to the provision described under "--Legal Defeasance and Covenant Defeasance" from monies or U.S. Government Obligations previously deposited with the Trustee), by set-off or otherwise, to which the holders of the New Notes or the Trustee would be entitled but for the provisions of the Indenture shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

      No payment or distribution of any assets of the Issuer of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities and payments made pursuant to the provisions described under "-- Legal Defeasance and Covenant Defeasance" from monies or U.S. Government Obligations previously deposited with the Trustee), may be made by or on behalf of the Issuer on account of principal of, premium, if any, or interest on the Notes or on account of the purchase, redemption or other acquisition of New Notes upon the occurrence of any default in payment (whether at stated maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest on Designated Senior Indebtedness (as defined below) (a "Payment Default") until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or cash equivalents.

      No payment or distribution of any assets of the Issuer of any kind or character, whether in cash, property or securities (other than Permitted Junior Securities and payments made pursuant to the provisions described under "-- Legal Defeasance and Covenant Defeasance" from monies or U.S. Government Obligations previously deposited with the Trustee), may be made by or on behalf of the Issuer on account of principal of, premium, if any, or interest on the New Notes or on account of the purchase, redemption or other acquisition of New Notes for the period specified below (a "Payment Blockage Period") upon the occurrence of any default or event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated (a "Non-Payment Default") and receipt by the Trustee of written notice thereof from the agent bank under the Credit Facility (the "Agent Bank") or other representative of holders of Designated Senior Indebtedness.

      The Payment Blockage Period will commence upon the date of receipt by the Trustee of written notice from the Agent Bank or such other representative of the holders of the Designated Senior Indebtedness in respect of which the Non-Payment Default exists and shall end on the earliest of (i) 179 days thereafter (provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated), (ii) the date on which such Non-Payment Default is cured, waived or ceases to exist or such Designated Senior Indebtedness is discharged or paid in full in cash or cash equivalents or (iii) the date on which such Payment Blockage Period shall have been terminated by written notice to the Trustee or the Issuer from the Agent Bank or such other representative initiating such Payment Blockage Period, after which the Issuer will resume making any and all required payments in respect of the Notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days, and there must be at least 186 consecutive days in every 365 day period during which there is no Payment Blockage Period. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

      In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment shall be made to the Trustee which is prohibited by such provisions, then and in such event such payment shall be paid over and delivered by such Trustee to the Agent Bank and any other representative of holders of Designated Senior Indebtedness, as their interests may appear, for application to Designated Senior Indebtedness. After all Senior Indebtedness is paid in full and until the New Notes are paid in full, holders of the New Notes shall be subrogated (equally and ratably with all other Indebtedness pari passu with the New Notes, including the Old Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the New Notes have been applied to the payment of Senior Indebtedness.

      Failure by the Issuer to make any required payment in respect of the New Notes when due and within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default under the Indenture and, therefore, holders of the New Notes will have the right to accelerate the maturity thereof. See "--Events of Default."

      By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of the Issuer, creditors of the Issuer who are holders of Senior Indebtedness may recover more, ratably, than the holders of the New Notes, and assets which would otherwise be available to pay obligations in respect of the New Notes will be available only after all Senior Indebtedness has been paid in full in cash or cash equivalents, and there may not be sufficient assets remaining to pay amounts due on any or all of the New Notes.

      "Senior Indebtedness" means the principal of, premium, if any, and interest (including interest, to the extent allowable, accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law) on any Indebtedness of the Issuer (other than as otherwise provided in this definition), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingent, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the New Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) Indebtedness evidenced by the Notes, (ii) Indebtedness that is subordinate or junior in right of payment to any Indebtedness of the Issuer, (iii) Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is without recourse to the Issuer, (iv) Indebtedness which is represented by Disqualified Capital Stock, (v) any liability for foreign, federal, state, local or other taxes owed or owing by the Issuer to the extent such liability constitutes Indebtedness, (vi) Indebtedness of the Issuer to a Subsidiary or any other Affiliate of the Issuer or any of such Affiliate's Subsidiaries, (vii) to the extent it might constitute Indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade accounts payable owed or owing by the Issuer, and amounts owed by the Issuer for compensation to employees or services rendered to the Issuer, (viii) that portion of any Indebtedness which at the time of issuance is issued in violation of the Indenture and (ix) Indebtedness evidenced by any guarantee of any Subordinated Indebtedness or Pari Passu Indebtedness.

      "Designated Senior Indebtedness" means (i) all Senior Indebtedness under the Credit Facility and (ii) any other Senior Indebtedness which at the time of determination has an aggregate principal amount outstanding of at least $25 million and which is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as "Designated Senior Indebtedness" by the Issuer.

      The Indenture will limit, but not prohibit, the incurrence by the Issuer and its Subsidiaries of additional Indebtedness, and the Indenture will prohibit the incurrence by the Issuer of Indebtedness that is subordinated in right of payment to any Senior Indebtedness of the Issuer and senior in right of payment to the New Notes.

      The New Notes will rank junior to all Senior Indebtedness of the Issuer, equal in right of payment to all future senior subordinated indebtedness of the Issuer and senior to all Subordinated Indebtedness of the Issuer. As of November 30, 1998, on a pro forma basis, the Issuer would have had $936.0 million in aggregate principal amount of Senior Indebtedness outstanding and $370 million in aggregate principal amount of senior Subordinated Indebtedness representing the Notes. See "Unaudited Pro Forma Financial Information."

      The Issuer conducts its operations through its Subsidiaries. Accordingly, the Issuer's ability to meet its cash obligations is dependent upon the ability of its Subsidiaries to make cash distributions to the Issuer. Dividends from the Issuer's Subsidiaries are expected to be the only source for payment of interest on the New Notes after the first three interest payments (which will be satisfied from the Pledged Securities). Furthermore, any right of the Issuer to receive the assets of any of its Subsidiaries upon any such Subsidiary's liquidation (and the consequent right of the Holders of the New Notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such Subsidiary's creditors (including trade creditors) and holders of its preferred stock, if any, except to the extent that the Issuer is itself recognized as a creditor or preferred stockholder of such Subsidiary, in which case the claims of the Issuer would still be subordinate to any Indebtedness or preferred stock of such Subsidiary senior in right of payment to that held by the Issuer. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of the creditors of the Issuer or a marshaling of assets or liabilities of the Issuer, Holders of the New Notes may receive ratably less than other such creditors or interest holders. As of November 30, 1998, on a pro forma basis, the Issuer's Subsidiaries would have had no long-term Indebtedness outstanding other than their guarantees of the Indebtedness of the Issuer under the Credit Facility (which was not initially guaranteed by Centennial de Puerto Rico and its subsidiaries) and the portion of the Indebtedness borrowed by Centennial de Puerto Rico under the Credit Facility (which was guaranteed by Centennial Cellular Operating and Centennial de Puerto Rico's subsidiaries), all of which effectively would have ranked senior to the New Notes.

      Upon consummation of the Merger, Centennial Finance Corp., which was initially an obligor on the Old Notes, merged with and into Centennial and Centennial became a joint and several obligor on the Notes under the Indenture pursuant to an Assumption Agreement and Supplemental Indenture to the Indenture. The Indenture provides that the New Notes are senior subordinated obligations of any co-obligor to the same extent as the obligations are senior subordinated obligations of the Issuer. As of November 30, 1998, on a pro forma basis, Centennial (without its subsidiaries) would have had $936.0 million in aggregate principal amount of Senior Indebtedness outstanding (representing its guarantee under the Credit Facility).

Optional Redemption by the Co-Obligors

      General. The New Notes will be subject to redemption at any time on or after December 15, 2003, at the option of the Co-Obligors, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning December 15 of the years indicated below:

                                                   Redemption
           Year                                      Price
           ----                                    ----------
           2003...................................  105.375%
           2004...................................  103.583
           2005...................................  101.792

      and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

      Upon Certain Equity Offerings. In addition, at any time after consummation of the Merger and prior to December 15, 2001, the Co-Obligors, at their option, may use the net cash proceeds of one or more Public Equity Offerings or Strategic Equity Offerings in a single transaction or a series of related transactions to redeem up to an aggregate of 35% of the aggregate principal amount of Notes originally issued under the Indenture at a redemption price equal to 110.750% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date); provided that at least 65% of the initial aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption; provided, further, that any such redemption with respect to a Strategic Equity Offering may not occur in connection with or after the occurrence of a Change of Control; provided, further, that any such net proceeds received by Centennial or any other direct or indirect parent of the Issuer are first contributed to the Issuer as a capital contribution prior to any such redemption. In order to effect the foregoing redemption, the Co-Obligors must mail a notice of redemption no later than 30 days after the closing of the related Public Equity Offering or Strategic Equity Offering and must consummate such redemption within 60 days of the closing of the Public Equity Offering or Strategic Equity Offering.

      Upon a Change of Control. In addition, the Notes may be redeemed upon a Change of Control at any time prior to December 15, 2003, at the option of the Co-Obligors, in whole and not in part, within 60 days of such Change of Control at a redemption price equal to (i) 100% of the principal amount of the Notes, plus (ii) accrued interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date) plus (iii) the Applicable Premium, if any. In no event will the redemption price of the Notes be less than 105.375% (the redemption price for the Notes on December 15, 2003) of the principal amount of the Notes, plus accrued interest to the applicable redemption date.

      Procedures. Subject to the following, notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the books of the Registrar. Any notice which relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the date fixed for redemption, upon surrender of such Note, a new Note or Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date fixed for redemption, interest will cease to accrue on the portions of the Notes called for redemption.

      In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or if the Notes are not so listed, on a pro rata basis, by lot or by any other manner as it deems appropriate and fair; provided, that any such redemption pursuant to the provisions relating to a Public Equity Offering or a Strategic Equity Offering shall be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC or any other depositary). The Notes may be redeemed in part in multiples of $1,000 only.

Sinking Fund

      The New Notes will not have the benefit of a sinking fund.

Security

      Pursuant to the Pledge and Escrow Agreement, upon the closing of the Merger, the Trustee purchased and holds in pledge for the benefit of the Holders of the Notes the Pledged Securities in such amount and with such maturity as will be sufficient upon receipt of scheduled interest and principal payments of such securities, based on the report of an internationally recognized firm of independent public accountants or a nationally recognized investment banking firm, in either case selected by the Co-Obligors, to provide for payment in full of the first three scheduled interest payments (excluding Additional Interest) due on the Notes (unless already paid). The Pledged Securities will consist of three groups of Government Securities, one for each of the first three scheduled interest payments. Each such group will consist of Government Securities maturing on, or as nearly as possible prior to, the date of the corresponding scheduled interest payment in an aggregate amount sufficient upon receipt of scheduled interest and principal payments of such securities (determined as described in the preceding sentence) to provide for payment in full of such scheduled interest payment. The Co-Obligors used approximately $60 million of the net proceeds of the Offering retained in the Initial Escrow and Pledge Account to acquire the Pledged Securities at the time of the closing of the Merger. The Pledged Securities were pledged by the Co-Obligors to the Trustee for the benefit of the Holders of Notes pursuant to the Pledge and Escrow Agreement and are held by the Trustee in the Subsequent Collateral Investments Account (or other accounts). Pursuant to the Pledge and Escrow Agreement, immediately prior to an Interest Payment Date on the Notes, the Co-Obligors may either deposit with the Trustee, from funds otherwise available to the Co-Obligors, cash sufficient to pay the interest scheduled to be paid on such date, or the Co-Obligors may direct the Trustee to release from the Subsequent Collateral Investments Account (or other accounts) proceeds sufficient to pay interest then due. In the event that the Co-Obligors exercise the former option, the Co-Obligors may thereafter direct the Trustee to release to the Co-Obligors proceeds or Pledged Securities from the Subsequent Collateral Investments Account (or other accounts) in like amount. A failure by the Co-Obligors to pay interest on the Notes in a timely manner on or prior to the first three scheduled interest payments will constitute an immediate Event of Default under the Indenture, with no grace or cure period.

      Interest earned on the Pledged Securities will be held in a cash collateral account by the Trustee. In the event that collectively the funds held in the cash collateral account and the Pledged Securities held in the Subsequent Collateral Investments Account exceed the amount sufficient, based on the report of an internationally recognized firm of independent public accountants or a nationally recognized investment banking firm, in either case selected by the Co-Obligors, to provide for payment in full of the first three scheduled interest payments (excluding Additional Interest unless then due and payable) due on the Notes (or, in the event an interest payment or payments have been made, an amount sufficient to provide for payment in full or any interest payments remaining, up to and including the third scheduled interest payment) the Trustee will be permitted to release to the Co-Obligors at the Co-Obligors' request any such excess amount. The Notes will be secured by a first priority security interest in the Pledged Securities in the Subsequent Collateral Investments Account and the cash collateral account and, accordingly, the Pledged Securities in the Subsequent Collateral Investments Account and the cash collateral account will also secure repayment of the principal amount of the Notes to the extent of such security. The Pledge and Escrow Agreement allows the Co-Obligors to substitute Marketable U.S. Securities for the Government Securities originally pledged as collateral; provided, however, that the Marketable U.S. Securities so substituted must have a value (measured at the date of substitution), in the opinion of a nationally recognized firm of independent public accountants selected by the Co-Obligors, at least equal to 125.0% of the amount of all of the first three scheduled interest payments on the Notes that are unpaid (or the pro rata portion of such interest payments equal to the percentage of such interest payments to be secured by such Marketable U.S. Securities) as of the date such Marketable U.S. Securities are proposed to be substituted as security for the Co-Obligors's obligations under the Pledge and Escrow Agreement.

      Under the Pledge and Escrow Agreement, assuming that the Co-Obligors make the first three scheduled interest payments on the Notes in a timely manner, all of the Pledged Securities will have been released from the Subsequent Collateral Investments Account and thereafter the Notes will be unsecured.

Certain Covenants

      Repurchase of Notes at the Option of the Holder Upon a Change of Control. The Indenture provides that, in the event that a Change of Control has occurred, each Holder will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Co-Obligors (the "Change of Control Offer"), to require the Co-Obligors to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of such Holder's Notes, on a date (the "Change of Control Purchase Date") that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the "Change of Control Purchase Price") equal to 101% of the aggregate principal amount thereof, together with any accrued and unpaid interest to the Change of Control Purchase Date. The Change of Control Offer shall be made within 30 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, the Co-Obligors shall purchase all Notes properly tendered in response to the Change of Control Offer.

      On or before the Change of Control Purchase Date, the Co-Obligors will
(i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Co-Obligors. The Paying Agent promptly will deliver to the Holders of Notes so accepted payment in an amount equal to the Change of Control Purchase Price (together with any accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Co-Obligors to the Holder thereof. The Co-Obligors will announce publicly the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

      The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Co-Obligors, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Co-Obligors and the Initial Purchasers and is not the result of any intention on the part of the Co-Obligors or their management to discourage the acquisition of the Co-Obligors.

      The Credit Facility provides that certain change of control events with respect to the Co-Obligors would constitute a default thereunder. Any future credit agreements or other agreements to which any of the Co-Obligors or any of their Subsidiaries becomes a party may contain similar restrictions and provisions. In the event a Change of Control were to occur at a time when the Co-Obligors are prohibited from purchasing Notes, the Co-Obligors could seek the consent of their lenders to such purchase of Notes, or any of such companies could attempt to refinance the borrowings that contain such prohibition. If the Co-Obligors did not obtain such consents or repay such borrowings, the Co-Obligors would not be able to purchase the Notes under a Change of Control Offer. In such case, the Co-Obligors' failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

      If a Change of Control Offer is made, there can be no assurance that the Co-Obligors will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. See "--Ranking." Centennial is a holding company with no material assets other than the stock of the Issuer. The failure of the Co-Obligors to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the Notes the rights described under "Events of Default."

      The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Co-Obligors elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

      The provisions of the Indenture do not afford holders of the Notes the right to require the Co-Obligors to repurchase the Notes in the event of a highly leveraged transaction or certain transactions with the Co-Obligors' management or Affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Co-Obligors by management or its affiliates) involving the Co-Obligors that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. A transaction involving the Co-Obligors' management or Affiliates, or a transaction involving a recapitalization of the Co-Obligors, will result in a Change of Control if it is the type of transaction specified by such definition.

      Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws and the Co-Obligors may modify a Change of Control Offer to the extent necessary to effect such compliance.

      Limitation on Incurrence of Additional Indebtedness. The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, issue, create, incur, assume, guarantee or otherwise directly or indirectly become liable for, or otherwise become responsible for, contingently or otherwise (individually or collectively, to "Incur" or, as appropriate, an "Incurrence"), any Indebtedness (including any Acquired Indebtedness). Neither the accrual of interest (including the issuance of "pay in kind" securities or similar instruments in respect of such accrued interest) pursuant to the terms of Indebtedness Incurred in compliance with this covenant, nor the accretion of original issue discount, nor the mere extension of the maturity of any Indebtedness shall be deemed to be an Incurrence of Indebtedness.

      Notwithstanding the foregoing, the Issuer and any Guarantor may Incur Indebtedness (including Acquired Indebtedness) and any Restricted Subsidiary may Incur Acquired Indebtedness if the Issuer's Annual Operating Cash Flow Ratio, after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, would have been less than 8.25 to 1.0 at any time prior to December 31, 2000 and 7.5 to 1.0 thereafter.

      In addition, the foregoing limitations will not apply to the Incurrence of the following:

     (i) Indebtedness of the Issuer, any Guarantor or Centennial de Puerto Rico under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $1.05 billion, reduced by permanent reductions in commitments in satisfaction of the Net Cash Proceeds application requirement set forth in "--Limitation on Asset Sales and Sales of Subsidiary Stock," provided, that the aggregate principal amount of Indebtedness of Centennial de Puerto Rico pursuant to this clause (i) shall not exceed 25% of the principal amount which may be borrowed pursuant to this clause (i);

     (ii) Indebtedness of the Issuer (a) pursuant to the Notes or (b) existing on the Issue Date (other than under the Credit Facility);

     (iii) Indebtedness between the Issuer and any Restricted Subsidiary of the Issuer or between Restricted Subsidiaries of the Issuer, provided that, in the case of Indebtedness of the Issuer, such obligations shall be unsecured and subordinated in all respects to the Holders' rights pursuant to the Notes; provided, further, that with respect to any Indebtedness in excess of $250,000, any such Indebtedness is made pursuant to an intercompany note in the form attached to the Indenture; provided, further, that (a) any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to the Issuer or a Restricted Subsidiary) shall be deemed to be an Incurrence of such Indebtedness by the obligor not permitted by this clause (iii), and (b) any transaction pursuant to which any Restricted Subsidiary, which has Indebtedness owing to the Issuer or any other Restricted Subsidiary, ceases to be a Restricted Subsidiary shall be deemed to be the Incurrence of Indebtedness by such Restricted Subsidiary that is not permitted by this clause (iii);

     (iv) Capitalized Lease Obligations and Purchase Money Indebtedness of the Issuer and any Restricted Subsidiary in an aggregate amount or aggregate principal amount, as the case may be, outstanding at any time not to exceed in the aggregate the greater of (x) $25 million and (y) 5% of the Issuer's Total Assets; provided that in the case of Purchase Money Indebtedness, such Indebtedness shall not constitute more than 100% of the cost (determined in accordance with GAAP) to the Issuer or such Restricted Subsidiary of the property purchased or leased with the proceeds thereof;

     (v) Indebtedness of the Issuer or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Issuer or its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Issuer to the extent none of the foregoing results in the obligation to repay an obligation for money borrowed by any Person;

     (vi) any guarantee by any Restricted Subsidiary of the Credit Facility or any other Indebtedness made in accordance with the provisions of "-- Limitation on Issuances of Guarantees;"

     (vii) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries in connection with the acquisition of a new Restricted Subsidiary, the majority of whose revenues for the most recent twelve months for which audited or unaudited financial statements are available are from a Related Business, or of property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type generally used in a Related Business; provided, that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness incurred pursuant to this clause
  (vii), does not exceed $40 million in the aggregate at any one time outstanding; and provided, further, that the principal amount of Indebtedness that may be incurred pursuant to this clause (vii) and clause
  (xi) by any individual Restricted Subsidiary that is not a Guarantor shall not exceed $25 million in the aggregate at any one time outstanding.


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     (viii) Indebtedness of the Issuer or any Restricted Subsidiary under standby letters of credit or reimbursement obligations with respect thereto issued in the ordinary course of business and consistent with industry practices; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

     (ix) Interest Rate Protection Obligations relating to (A) Indebtedness of the Issuer or any Restricted Subsidiary (which Indebtedness is otherwise permitted to be incurred under this covenant) or (B) Indebtedness for which a lender has provided a commitment in an amount reasonably anticipated to be incurred by the Issuer or any Restricted Subsidiary in the 12 months after such Interest Rate Protection Obligations has been incurred; provided, however, that the notional principal amount of such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness (including Indebtedness subject to commitments) to which such Interest Rate Protection Obligations relate;

     (x) Currency Hedging Agreements relating to (A) Indebtedness of the Issuer or any Restricted Subsidiary and/or (B) obligations to purchase or sell assets or properties, in each case, incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary; provided, however, that such Currency Hedging Agreements do not increase the Indebtedness or other obligations of the Issuer or any Restricted Subsidiary outstanding other than as a result of the fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

     (xi) Indebtedness of the Issuer or any Guarantor (other than as otherwise permitted pursuant to this covenant) not to exceed $100 million in the aggregate at any one time outstanding; provided, that the Issuer's Restricted Subsidiaries that are not Guarantors may incur up to $50 million in the aggregate at any one time outstanding of the $100 million of Indebtedness which may be incurred pursuant to this clause (xi); and provided, further, that the principal amount of Indebtedness that may be incurred pursuant to this clause (xi) and clause (vii) by any individual Restricted Subsidiary that is not a Guarantor shall not exceed $25 million in the aggregate at any one time outstanding;

     (xii) Refinancing Indebtedness incurred to extend, renew, replace or refund Indebtedness permitted under the second paragraph of this covenant or clause (ii) of this paragraph (plus the lesser of (a) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or
  (b) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Issuer reasonably incurred in connection with such refinancing); and

     (xiii) other Indebtedness of the Issuer or a Guarantor in an amount not greater than the aggregate amount of cash contributions made to the capital of the Issuer (other than in exchange for Disqualified Capital Stock); provided that the amount of such cash contributions ("Excluded Cash Contributions") are designated in an officer's certificate as Excluded Cash Contributions and shall not be included in the computation of the amount of Restricted Payments which the Issuer can make pursuant to "--Limitation on Restricted Payments."

      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xiii) above or is entitled to be incurred pursuant to the second paragraph of this covenant, the Issuer may, in its sole discretion, classify such item of Indebtedness on the date of incurrence in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the second paragraph hereof.

      Limitation on Restricted Payments. The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, if, immediately prior or after giving effect thereto (a) a Default or an Event of Default would exist, (b) the Issuer would not be

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

permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Operating Cash Flow Ratio provision set forth in the second paragraph of "--Limitation on Incurrence of Additional Indebtedness," or (c) the aggregate amount of all Restricted Payments made by the Issuer and its Restricted Subsidiaries, including such proposed Restricted Payment (if not made in cash, then the fair market value of any property used therefor) from and after the Issue Date and on or prior to the date of such Restricted Payment, shall exceed the sum of (i) the amount determined by subtracting (x) 1.75 times the aggregate Consolidated Interest Expense of the Issuer for the period (taken as one accounting period) from the first day of the first quarter commencing after the Issue Date to the last day of the last full fiscal quarter prior to the date of the proposed Restricted Payment (the "Computation Period") from (y) Operating Cash Flow of the Issuer for the Computation Period, plus (ii) the aggregate Net Proceeds received by the Issuer from the sale (other than to a Subsidiary of the Issuer) of its Qualified Capital Stock after the Issue Date and on or prior to the date of such Restricted Payment (other than any such Net Proceeds received by the Issuer in connection with the financing of the Merger) and in any case other than Excluded Contributions, Excluded Cash Contributions and Investment Equity), plus (iii) 100% of the aggregate amount of non-recourse contributions to the capital of the Issuer since the Issue Date (in any case other than Excluded Contributions, Excluded Cash Contributions and Investment Equity), plus (iv) to the extent not otherwise included in clauses (i)-(ii), above, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayment of loans or advances, or other transfers of assets, in each case to the Issuer or any Restricted Subsidiary of the Issuer from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments").

      Notwithstanding the foregoing, the provisions set forth in clauses (b) or
(c) of the immediately preceding paragraph will not prohibit (and the provision set forth in clause (a) of the immediately preceding paragraph will not prohibit the payment described in clause (i)) (i) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration in compliance with the foregoing provisions, (ii) the redemption, defeasance, repurchase or other acquisition or retirement of any Indebtedness or Capital Stock of the Issuer or its Restricted Subsidiaries either in exchange for or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of Qualified Capital Stock (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of any Subordinated Indebtedness or Capital Stock of the Issuer or its Restricted Subsidiaries) or Subordinated Indebtedness (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of any Indebtedness of the Issuer or its Restricted Subsidiaries) of the Issuer, (iii) loans, advances, dividends or distributions by the Issuer to Centennial in order to fund the payment of the management or other similar fees to equity investors (or their Affiliates) in Centennial permitted by the covenant "--Limitation on Transactions with Related Persons,"
(iv) the purchase, redemption or other acquisition or retirement for value of Capital Stock of Centennial (or loans, advances, dividends, or distributions by the Issuer to Centennial to fund the foregoing) from employees, former employees, directors, former directors, consultants and former consultants of Centennial or any of its Subsidiaries pursuant to the terms of the agreements pursuant to which such Capital Stock was acquired in an amount not to exceed $2.5 million in the aggregate in any calendar year (with unused amounts in any calendar year being carreeding calendar years; provided, further, that such amount in any calendar year may be increased by an amount not to exceed (a) the cash proceeds from the sale of Capital Stock to members of management, directors or consultants that occurs after the Issue Date plus (b) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date; (v) repurchases of Capital Stock of the Issuer deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options, (vi) loans, advances, dividends or distributions by the Issuer to Centennial to fund the acquisition, repurchase or other repayment in respect of Centennial's Common Shares, Class B Shares, Convertible Preferred Stock, par value $.01 per share, Second Series Convertible Preferred Stock, par value $.01 per share, or options or warrants to purchase any of the foregoing, in each case pursuant to the Merger Agreement; (vii) loans, advances, dividends or distributions by the Issuer to Centennial not to exceed an amount necessary to permit Centennial to pay (a) its costs (including all professional fees and expenses) incurred to comply with its reporting obligations under federal or state laws or under the Indenture, (b) its other operational expenses (other than taxes) incurred in the ordinary course of

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

business and not exceeding $1 million in any fiscal year (with unused amounts in any fiscal year being carried over to the next two succeeding fiscal years) and (c) its then currently due taxes attributable solely on account of the Issuer and its subsidiaries (as a consolidated, combined or unitary filing group) or on account of the income of Centennial related to its investment in the Issuer and its subsidiaries payable pursuant to a tax sharing agreement between Centennial and the Issuer and its subsidiaries and the reasonable expenses of preparing returns reflecting such taxes (not to exceed in any event the amount of tax that the Issuer and the Restricted Subsidiaries would otherwise pay if not part of such filing group), provided that Centennial agrees to be obligated to contribute to the Issuer any refund Centennial receives relating to any such taxes; (viii) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Disqualified Capital Stock) (a "refinancing") through the substantially concurrent issuance of new Subordinated Indebtedness of the Issuer, provided that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Issuer incurred in connection with such refinancing; (2) has a final maturity date later than the final maturity date of, and has a Weighted Average Life equal to or greater than the Weighted Average Life of, the Indebtedness to be refinanced; and (3) is expressly subordinated in right of payment to the Notes at least to the same extent as the Subordinated Indebtedness to be refinanced;
(ix) loans, advances, dividends or distributions by the Issuer to Centennial in an amount no greater than the current quarterly interest payments then due on the Mezzanine Financing as in effect on the Issue Date; provided that in no event shall such amount exceed the aggregate amount of Cash from Minority Cellular Investment Interests received by the Issuer net of all taxes (on a consolidated basns required to be paid in respect thereof; and provided further that with respect to any loans, advances, dividends or distributions after the first anniversary of the Issue Date and after giving effect thereto, the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Operating Cash Flow Ratio test contained in the second paragraph of "--Limitation on Incurrence of Additional Indebtedness;" (x) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Capital Stock of the Issuer or any Preferred Stock of its Restricted Subsidiaries issued or incurred in accordance with the covenant "-- Limitation on Incurrence of Additional Indebtedness;" (xi) the payment of dividends on the Issuer's common stock following the first initial public offering of Centennial's or the Issuer's common stock after the Issue Date, of up to 6% per annum of the net cash proceeds received by the Issuer in such public offering or contributed by Centennial to the Issuer from the net cash proceeds of an equity offering by Centennial; (xii) loans, advances, dividends or distribution by the Issuer to Centennial to fund the repurchase, retirement or other acquisition for value of Capital Stock of Centennial in existence on the Issue Date after the Merger (which shall not exceed 7.1% of the outstanding Capital Stock of Centennial prior to the Merger) and which are not held by Welsh Carson, Blackstone or their respective Affiliates or any members of management of Centennial or the Issuer or any of their Subsidiaries (including any Capital Stock issued in respect of such Capital Stock as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise) provided that (A) the amount per share paid under this clause (xii) shall not exceed $41.50 per share (as such amount shall be adjusted as determined in good faith by the Board of Directors of the Issuer for stock splits, stock dividends, recapitalizations, stock recombinations, mergers, reverse stock splits, consolidations or similar transactions) and (B) after giving effect thereto, the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Operating Cash Flow Ratio test contained in the second paragraph of "--Limitation on Incurrence of Additional Indebtedness"; (xiii) Investments made with Excluded Contributions; and (xiv) other Restricted Payments in an aggregate amount not to exceed $2 million.

      In determining the aggregate amount expended for Restricted Payments in accordance with clause (c) of the first paragraph of this description of the "--Limitation on Restricted Payments" covenant, 100% of the amounts expended under clauses (i), (ii) (to the extent the Net Proceeds from the concurrent sale of Qualified Capital Stock has been added to the aggregate Net Proceeds calculation pursuant to clause (ii) of the first

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paragraph of this covenant), (iv), (v), (x), (xi) and (xii) of the immediately preceding paragraph shall be deducted.

      Notwithstanding anything contained in this Section, prior to the Merger, the Issuer, Finance Corp. and their Subsidiaries shall not make any Restricted Payments (other than pursuant to clause (vi) of the second preceding paragraph).

      Limitation on Restricting Subsidiary Dividends. The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Issuer to pay dividends or make other distributions on the Capital Stock of any Restricted Subsidiary of the Issuer or pay or satisfy any obligation to the Issuer or any of its Restricted Subsidiaries or otherwise transfer assets or make or pay loans or advances to the Issuer or any of its Restricted Subsidiaries, except encumbrances and restrictions existing under (i) any applicable law or any governmental or administrative regulation or order; (ii) Refinancing Indebtedness permitted under the Indenture, provided that the restrictions contained in the instruments governing such Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the instruments governing the Indebtedness being refinanced immediately prior to such refinancing; (iii) restrictions with respect solely to a Restricted Subsidiary of the Issuer imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary, provided that such restrictions apply solely to the Capital Stock or assets being sold of such Restricted Subsidiary; (iv) restrictions contained in any agreement relating to a Person or real or tangible personal property acquired after the Issue Date which are not applicable to any Person or property, other than the Person or property so acquired and which were not put in place in connection with, or in contemplation of, such acquisition; (v) any agreement (other than those referred to in clause (iv)) of a Person acquired by the Issuer or a Restricted Subsidiary of the Issuer, which restrictions existed at the time of acquisition; (vi) contractual encumbrances or restrictions in effect on the Issue Date and customary encumbrances and restrictions contained in the security agreements related to the Credit Facility and encumbrances and restrictions which will be contained in the Credit Facility on the Merger Date as such encumbrances or restrictions may be amended, provided that such encumbrances or restrictions as amended are no more restrictive in the aggregate than those contained in the security agreements and the Credit Facility in effect on the Merger Date; (vii) the Indenture and the Notes;
(viii) Purchase Money Indebtedness for property acquired in the ordinary course of business to the extent such encumbrance or restriction relates to the property underlying the Purchase Money Indebtedness; (ix) Indebtedness of Restricted Subsidiaries otherwise permitted to be incurred pursuant to the covenants "--Limitation on Incurrence of Additional Indebtedness" and "-- Limitation on Liens," which encumbrances or restrictions in the aggregate with all such previous encumbrances or restrictions do not restrict greater than 10% of the Issuer's Annual Operating Cash Flow on the date of incurrence of the Indebtedness; (x) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;
(xi) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business to the extent such encumbrance and restriction relates to the activities and assets of such joint venture or similar entity and provided that the Annual Operating Cash Flow determined as of the date of execution of any such joint venture or similar agreement in all such joint ventures or similar entities which are subject to such encumbrances or restrictions do not exceed 10% of the Issuer's Annual Operating Cash Flow on the date of execution of such joint venture or similar agreement; or (xii) customary provisions restricting subletting or assignment of any lease entered into the ordinary course of business.

      Limitation on Transactions with Related Persons. The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction") involving in one or a series of related transactions an aggregate consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially

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

less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person and the Issuer delivers an officer's certificate to the Trustee certifying that such Affiliate Transaction complies with this clause (a) and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, the Issuer delivers to the Trustee a resolution adopted by the majority of the Disinterested Directors approving such Affiliate Transaction and set forth in an officer's certificate certifying that such Affiliate Transaction complies with clause (a) above.

      The foregoing provisions will not apply to the following: (i) transactions between or among the Issuer and/or any of its Restricted Subsidiaries; (ii) Restricted Payments permitted by the provisions of the Indenture described above under the covenant "--Limitation on Restricted Payments;" (iii) the payment of annual management, consulting, monitoring and advisory fees and related expenses to Welsh Carson, Blackstone and their respective Affiliates in an amount in any calendar year not to exceed the greater of (a) $1 million or (b) 1% of Annual Operating Cash Flow; (iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer or any Restricted Subsidiary; (v) payments by the Issuer or any of its Restricted Subsidiaries to Welsh Carson, Blackstone and their respective Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Issuer in good faith; (vi) transactions with respect to which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an investment banking firm of national standing stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view; (vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of the Issuer in good faith; (viii) any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby; (ix) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, the Recapitalizatioers agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause; (x) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Notes in any material respect; (xi) the payment of all fees, expenses, bonuses and awards related to the Recapitalization including fees to Welsh Carson and Blackstone; and (xii) any payment pursuant to a tax sharing agreement between the Issuer and any other Person with which the Issuer is required or permitted to file a consolidated tax return or with which the Issuer is or could be part of a consolidated, combined or unitary group for tax purposes, which payments are not in excess of the tax liabilities attributable solely to the Issuer and its Restricted Subsidiaries (as a consolidated, combined or unitary group).

      Limitation on Issuances of Guarantees. (a) The Issuer will not cause or permit any Restricted Subsidiary (which is not a Guarantor), directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Issuer or any Restricted Subsidiary (other than under the Credit Facility, except for any Indebtedness under the Credit Facility constituting Pari Passu Indebtedness or Subordinated Indebtedness) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the Notes on the same terms as the guarantee of such Indebtedness except that (A) such guarantee need not be secured unless required pursuant to "--Limitation on Liens," (B) if such Indebtedness is by its terms Senior Indebtedness, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be senior to such Restricted Subsidiary's Guarantee of the Notes to the same extent as such Senior Indebtedness is senior to the Notes and (C) if such Indebtedness is by its terms expressly subordinated to the Notes, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be

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

subordinated to such Restricted Subsidiary's Guarantee of the Notes at least to the same extent as such Indebtedness is subordinated to the Notes.

      (b) Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Issuer, of all of the Issuer's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary, which transaction is in compliance with the terms of the Indenture and such Restricted Subsidiary is released from all guarantees, if any, by it of other Indebtedness of the Issuer or any Restricted Subsidiaries or (ii) the release by the holders of the Indebtedness of the Issuer described in clause (a) above or their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), which resulted in the Notes being guaranteed by such Restricted Subsidiary, at such time as (A) no other Indebtedness of the Issuer has been guaranteed by such Restricted Subsidiary or
(B) the holders of all such other Indebtedness which is guaranteed by such Restricted Subsidiary also release their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness).

      Limitation on Asset Sales and Sales of Subsidiary Stock. The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, businesses or assets, including by merger or consolidation or sale and leaseback transaction, and including any sale or other transfer or issuance of any Capital Stock of any Restricted Subsidiary of the Issuer, whether by the Issuer or a Restricted Subsidiary (an "Asset Sale"), unless (1)(a) within one year after the date of such Asset Sale, an amount equal to the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied to the optional redemption of the Notes in accordance with the terms of the Indenture and other Indebtedness of the Issuer ranking on a parity with the Notes from time to time outstanding with similar provisions requiring the Issuer to make an offer to purchase or to redeem such Indebtedness with the proceeds from asset sales, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the Notes and such other Indebtedness then outstanding or to the repurchase of the Notes and such other Indebtedness pursuant to an irrevocable, unconditional offer (the "Asset Sale Offer") to repurchase such Indebtedness at a purchase price (the "Asset Sale Offer Price") of 100% of the principal amount thereof in the case of the Notes or 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) of such Indebtedness, plus, in each case, accrued interest to the date of payment, made within one year of such Asset Sale, or (b) within one year of such Asset Sale, the Asset Sale Offer Amount is (i) invested (or committed, pursuant to a binding commitment subject only to reasonable, customary closing conditions, to be invested, and in fact is so invested, within an additional 90 days) in tangible assets and property (other than notes, obligations or securities), which in the good faith reasonable judgment of the Issuer are of a type used in a Related Business, or Capital Stock of a Person (which, if such Person becomes a Subsidiary of the Issuer by virtue of such Asset Sale, shall initially be designated a Restricted Subsidiary) all or substantially all of whose assets and property (in the good faith reasonable judgment of the Issuer) are of a type used in a Related Business (provided that, with respect to such Capital Stock, all of the requirements of the last proviso of clause (v) of the following paragraph shall have been satisfied) or (ii) used to permanently retire Senior Indebtedness of the Issuer or any Guarantor or Indebtedness of any Restricted Subsidiary (which is not a Guarantor), (2) with respect to any transaction or related series of transactions of securities, property or assets with an aggregate fair market value in excess of $2,500,000, at least 75% of the value of consideration for the assets disposed of in such Asset Sale (excluding (a) Senior Indebtedness under a bank credit facility (and any Refinancing Indebtedness issued to refinance any such Indebtedness) or any Indebtedness of a Restricted Subsidiary in each case that is assumed by a transferee which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date and permitted to have been Incurred pursuant to the covenant "--Limitation on Incurrence of Additional Indebtedness" (including that in the case of a revolver or similar arrangement that makes credit available, such commitment is permanently reduced by such amount), (b) Purchase Money Indebtedness secured exclusively by the assets subject to such Asset Sale which is assumed by a transferee and (c) marketable securities that are

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promptly converted into cash or Cash Equivalents) consists of cash or Cash
Equivalents, provided that any cash or Cash Equivalents received within 12 months following any such Asset Sale upon conversion of any property or assets (other than in the form of cash or Cash Equivalents) received in consideration of such Asset Sale shall be applied promptly in the manner required of Net Cash Proceeds of any such Asset Sale as set forth above (provided further that the Issuer and its Restricted Subsidiaries shall not be required to receive any cash in connection with the transfer or contribution of assets to a joint venture), and (3) the Board of Directors of the Issuer determines in good faith that the Issuer or such Restricted Subsidiary, as applicable, would receive fair market value in consideration of such Asset Sale. The Indenture provides that an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (1)(b) above exceeds $15,000,000 and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement and no longer, except as otherwise required by applicable law (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Issuer shall apply the Asset Sale Offer Amount, plus an amount equal to accrued interest to the purchase of all Indebtedness properly tendered (on a pro rata basis as described above if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest).

      Notwithstanding the foregoing provisions of the prior paragraph:

    (i) the Issuer and its Restricted Subsidiaries may, in the ordinary course of business, convey, sell, lease, transfer, assign or otherwise dispose of assets acquired and held for resale in the ordinary course of business;

    (ii) the Issuer and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the "--Limitation on Mergers, Sales or Consolidations" covenant;

    (iii) the Issuer and its Restricted Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of the Issuer or such Restricted Subsidiary, as applicable;

    (iv) the Issuer and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets to the Issuer or any of its Restricted Subsidiaries in accordance with the terms of the Indenture; and

    (v) the Issuer and its Restricted Subsidiaries may, in the ordinary course of business (or, if otherwise than in the ordinary course of business, in the case of exchanges in excess of $15 million upon receipt of a favorable written opinion by an independent financial advisor of national reputation as to the fairness from a financial point of view to the Issuer or such Restricted Subsidiary of the proposed transaction), exchange all or a portion of its property, businesses or assets for property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type used in the business of the Issuer on the date of the Indenture or a Related Business (provided that such Person shall initially be designated a Restricted Subsidiary if such Person becomes a Subsidiary of the Issuer by virtue of such Asset Sale), or a combination of any such property, businesses or assets, or Capital Stock of such a Person and cash or Cash Equivalents; provided that (i) a majority of the Disinterested Directors of the Board of Directors of the Issuer shall have approved a resolution of the Board of Directors that such exchange is fair to the Issuer or such Restricted Subsidiary, as the case may be, and (ii) any cash or Cash Equivalents received pursuant to any such exchange shall be applied in the manner applicable to Net Cash Proceeds from an Asset Sale as set forth pursuant to the provisions of the immediately preceding paragraph of this covenant; and provided, further, that any Capital Stock of a Person received in an Asset Sale pursuant to this clause (v) shall be owned directly by the Issuer or a Restricted Subsidiary and, when combined with the Capital Stock of such Person already owned by the Issuer and its Restricted Subsidiaries, shall constitute a majority of the voting power and Capital Stock of such Person.


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

      Restricted Payments that are made in compliance with "--Limitation on Restricted Payments" shall not be deemed to be Asset Sales.

      Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws.

      Limitation on Liens. The Issuer will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create, incur or affirm any Lien of any kind securing any Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) upon any property or assets (including any intercompany notes) of the Issuer or any Restricted Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the Notes are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien except for Liens (A) securing any Indebtedness which became Indebtedness pursuant to a transaction permitted under "--Limitation on Merger, Sale or Consolidation" or securing Acquired Indebtedness which was created prior to (and not created in connection with, or in contemplation of) the incurrence of such Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) and which Indebtedness is permitted under the provisions of "--Limitation on Incurrence of Additional Indebtedness" or (B) securing any Indebtedness incurred in connection with any refinancing, renewal, substitutions or replacements of any such Indebtedness described in clause (A), so long as the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing by an amount greater than the lesser of (i) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (ii) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Issuer incurred in connection with such refinancing, provided, however, that in the case of clauses (A) and (B), any such Lien only extends to the assets that were subject to such Lien securing such Indebtedness prior to the related acquisition by the Issuer or its Restricted Subsidiaries. Notwithstanding the foregoing, any Lien securing the Notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release by the holders of the Pari Passu Indebtedness or Subordinated Indebtedness described above of their Lien on the property or assets of the Issuer or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as the holders of all such Pari Passu Indebtedness or Subordinated Indebtedness also release their Lien on the property or assets of the Issuer or such Restricted Subsidiary, or upon any sale, exchange or transfer to any Person not an Affiliate of the Issuer of the property or assets secured by such Lien, or of all of the Capital Stock held by the Issuer or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien.

      Limitation on Merger, Sale or Consolidation. The Issuer will not consolidate with or merge with or into another Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its properties and assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, and the Issuer will not permit any Restricted Subsidiary to enter into any such transaction or series of transactions which would result in a sale, lease, conveyance, transfer or other disposition of all or substantially all of the properties and assets of the Issuer on a consolidated basis, unless (i) either (a) the Issuer is the continuing entity or (b) the resulting, surviving or transferee entity is an entity organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Issuer in connection with the Notes, the Indenture and the Registration Rights Agreement, as the case may be, and the Notes, the Indenture and the Registration Rights Agreement will remain in full force and effect as so supplemented (and

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

any Guarantee shall be confirmed as applied to the surviving entity's obligations); (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis (and treating any Indebtedness not previously an obligation of the Issuer or any of its Restricted Subsidiaries which becomes the obligation of the Issuer or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction) to such transaction; (iii) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), either the Issuer or resulting surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Operating Cash Flow Ratio provision set forth in the second paragraph of the "--Limitation on Incurrence of Additional Indebtedness" covenant or such Annual Operating Cash Flow Ratio would be lower than such ratio immediately prior to such transaction; (iv) at the time of the transaction any co-obligor, unless it is the other party to the transaction described above, will have by supplemental indenture confirmed that it remains a co-obligor under the Indenture and the Notes; (v) at the time of the transaction each Guarantor, if any, unless it is the other party to the transaction described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and (vi) at the time of the transaction the Issuer or the resulting surviving or transferee entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

      Notwithstanding the foregoing, any Restricted Subsidiary may merge with and into any other Restricted Subsidiary or the Issuer.

      Immediately upon consummation of the Merger, Finance Corp. shall merge with and into Centennial and Centennial shall assume all of Finance Corp.'s obligations under the Indenture and the Notes pursuant to an assumption agreement in the form attached to the Indenture.

      Centennial will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than (i) the Issuer or any Guarantor, (ii) CCW Acquisition Corp. in connection with the Merger or (iii) Finance Corp. upon consummation of the Merger) or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons (other than the Issuer or any Guarantor) unless at the time and after giving effect thereto (i) either (a) Centennial will be the continuing corporation or (b) the Person (if other than Centennial) formed by such consolidation or into which Centennial is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of Centennial on a Consolidated basis will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of Centennial under the Notes and the Indenture and the Registration Rights Agreement and such Note, Indenture and Registration Rights Agreement will remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default will have occurred and be continuing; and (iii) at the time of the transaction Centennial or the surviving entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In the event that Centennial shall merge or consolidate with or into the Issuer, the provisions of the first paragraph of this Section are also required to be satisfied.

      Upon any consolidation or merger or any transfer (other than a lease) of all or substantially all of the assets of the Issuer or Centennial, as the case may be in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Issuer or Centennial, as the case may be, is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer or Centennial, as the case may be, under the Indenture with the same effect as if such successor entity had been named therein as the Issuer or Centennial, as the case may be, and the Issuer or Centennial, as the case may be (except in connection with a transfer that results in the transfer of assets constituting or accounting for less than 95% of the consolidated assets (as of the last balance sheet available), revenues, or Annual Operating Cash Flow of the Issuer or Centennial, as the case may be (as of the last twelve month period for which financial statements are available), shall be released from the obligations under the Notes and the Indenture.

      Limitation on Lines of Business. Neither the Issuer nor any of its Restricted Subsidiaries shall directly or indirectly engage in any line or lines of business activity other than that which, in the reasonable, good faith judgment of the Board of Directors of the Issuer, is a Related Business.

      Limitation on Activities Prior to the Merger. Prior to consummation of the Merger, the Co-Obligors may not, and must cause their Subsidiaries not to, incur any Indebtedness or engage in any activities other than in connection with the Merger and the Credit Facility.

      Transfer of Stock to the Issuer. Immediately following consummation of the Merger, Centennial shall cause the Capital Stock of all of its existing Subsidiaries and Minority Cellular Investment Interests to be contributed to the Issuer and Centennial shall immediately thereafter have no material assets other than its Investment in the Capital Stock of the Issuer.

      Limitation on Senior Subordinated Indebtedness. Each Issuer will not, and will not permit or cause any Guarantor to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise permit to exist any Indebtedness that is subordinate in right of payment to any Indebtedness of such Co-Obligors or such Guarantor, as the case may be, unless such Indebtedness is also pari passu with the Notes or the Guarantee of such Guarantor or subordinated in right of payment to the Notes or such Guarantee at least to the same extent as the Notes or such Guarantee are subordinated in right of payment to Senior Indebtedness or Senior Indebtedness of such Guarantor, as the case may be, as set forth in the Indenture.

      Limitation on Unrestricted Subsidiaries. The Indenture provides that the Issuer may designate any Subsidiary (other than a Guarantor) as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

    (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

    (b) the Issuer would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation) pursuant to "--Limitation on Restricted Payments" above in an amount (the "Designation Amount") equal to the greater of (1) the net book value of the Issuer's interest in such Subsidiary calculated in accordance with GAAP or (2) the fair market value of the Issuer's interest in such Subsidiary as determined in good faith by the Issuer's board of directors;

    (c) such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of the Issuer which is not simultaneously being designated an Unrestricted Subsidiary;


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

    (d) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, provided that an Unrestricted Subsidiary may provide a Guarantee for the Notes; and

    (e) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with the Issuer or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment.

      In the event of any such Designation, the Issuer shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant "--Limitation on Restricted Payments" for all purposes of the Indenture in the Designation Amount.

      The Indenture will also provide that the Issuer shall not and shall not cause or permit any Restricted Subsidiary to at any time (x) provide credit support for (provided that operational contracts in the ordinary course of business shall not be deemed credit support), or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument constituting such Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries) or (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary. For purposes of the foregoing, the Designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries.

      The Issuer may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") if:

    (a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

    (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture; and

    (c) unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness that would be Permitted Indebtedness), immediately after giving effect to such proposed Revocation, and after giving pro forma effect to the incurrence of any such Indebtedness of such redesignated Subsidiary as if such Indebtedness was incurred on the date of the Revocation, the Issuer could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness."

      All Designations and Revocations must be evidenced by a resolution of the board of directors of the Issuer delivered to the Trustee certifying compliance with the foregoing provisions.

      Provision of Financial Statements. Whether or not the Issuer is subject to Section 13(a) or 15(d) of the Exchange Act, so long as any Notes are outstanding, the Issuer will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Issuer would have been required to file with the Commission pursuant to Section 13(a) or 15(d) if it were so subject, such documents to be filed with the Commission on or prior to the date (the "Required Filing Date") by which the Issuer would have been required so to file such documents if it were so subject. The Issuer will also in any event
(x) within 15 days of each Required Filing Date (whether or not prior to the 120th calendar

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

day following the Merger Date) (i) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Issuer would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Issuer were subject to either of such Sections and (y) if filing such documents by the Issuer with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective purchaser of Notes at the Issuer's cost. The Indenture also provides that, so long as any of the Notes remain outstanding, the Issuer will make available to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Issuer has either exchanged the Notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of such Notes pursuant to an effective registration statement under the Securities Act. The Issuer will be deemed to have satisfied the requirements set forth above if (a) Centennial prepares, files, mails and supplies reports and other documents prepared on a consolidated basis of the types required above, in each case within the applicable time periods, (b) the Issuer is not required to file such reports and other documents separately under the applicable rules and regulations of the Commission (after giving effect to any exemptive relief) because of the filings made by Centennial, (c) Centennial does not own assets in excess of $10 million other than the Capital Stock of the Issuer, and (d) Centennial does not have outstanding Indebtedness in excess of $10 million (other than indebtedness under the Mezzanine Financing and Indebtedness as to which the Issuer is also liable).

      Amendments to Mezzanine Financing. The Indenture provides that the Mezzanine Financing shall be in substantially the form attached to the Indenture and Centennial shall not amend the terms of the Mezzanine Financing in a manner adverse to the Holders.

      Additional Covenants. The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

Events of Default and Remedies

      The Indenture defines an Event of Default as (i) the failure by Finance Corp. or the Issuer to pay any installment of interest on the Notes as and when the same becomes due and payable and, with respect to any installment of interest after the first three Interest Payment Dates, the continuance of such failure for 30 days (whether or not prohibited by the subordination provisions of the Indenture), (ii) the failure by Finance Corp. or the Issuer to pay all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price (whether or not prohibited by the subordination provisions of the Indenture), (iii) the failure by Finance Corp. or the Issuer to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding,
(iv) there shall have been the entry by a court of competent jurisdiction of
(a) a decree or order for relief in respect of Centennial, the Issuer or any Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging Centennial, the Issuer, or any Significant Restricted Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of Centennial, the Issuer, or any Significant Restricted Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of Centennial, the Issuer or any Significant Restricted Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; (v) (a) Centennial, the Issuer, or any Significant

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

Restricted Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) Centennial, the Issuer or any Significant Restricted Subsidiary consents to the entry of a decree or order for relief in respect of Centennial, the Issuer or such Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) Centennial, the Issuer or any Significant Restricted Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) Centennial, the Issuer or any Significant Restricted Subsidiary (I) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of Centennial, the Issuer or such Significant Restricted Subsidiary or of any substantial part of their respective properties, (II) makes an assignment for the benefit of creditors or
(III) admits in writing its inability to pay its debts generally as they become due or (e) Centennial, the Issuer or any Significant Restricted Subsidiary takes any corporate action in furtherance of any such actions in this paragraph
(v), (vi) any Guarantee of a Significant Restricted Subsidiary shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Issuer not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Guarantee, or Finance Corp. shall for any reason cease to be, or shall for any reason be asserted in writing not to be, a co-obligor pursuant to the Notes, except to the extent contemplated by the Indenture and the Notes;
(vii) one or more defaults in any Indebtedness for money borrowed by Finance Corp., the Issuer or any of their Restricted Subsidiaries (or the payment of which is guaranteed by Finance Corp., the Issuer or any of their Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default results from the failure to pay Indebtedness at its final maturity date or results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness which was not paid at its final maturity date or the maturity of which has been so accelerated, aggregates $20,000,000 or more, and
(viii) final unsatisfied judgments, orders or decrees (not subject to appeal) of any court or regulatory or administrative agency aggregating in excess of $20,000,000 (exclusive of any portion of any such payment covered by insurance, if and to the extent the insurer has acknowledged in writing its liability therefor), at any one time rendered against Finance Corp., the Issuer or any of its Restricted Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture provides that, if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default.

      If an Event of Default occurs and is continuing (other than an Event of Default specified in clauses (iv) and (v) above relating to Centennial, the Issuer or any Significant Restricted Subsidiary), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Issuer (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal of the Notes (or the Change in Control Purchase Price if the Event of Default includes failure to pay the Change in Control Purchase Price) (or the Special Redemption Price in connection with any Special Mandatory Redemption if the Event of Default relates to failure to make payment in connection with the Special Mandatory Redemption), determined as set forth below, including in each case accrued interest thereon to be due and payable immediately; provided that so long as the Credit Facility shall be in full force and effect, if an Event of Default shall have occurred and be continuing (other than as specified in clauses (iv) or (v) with respect to Centennial, the Issuer or any Significant Restricted Subsidiary), any such acceleration shall not be effective until the earlier to occur of (x) five business days following delivery of a written notice of such acceleration of the Notes to the agent under the Credit Facility and (y) the acceleration of any Indebtedness under the Credit Facility. If an Event of Default specified in clauses (iv) and (v) above relating to Centennial, the Issuer or any Restricted Subsidiary occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of Trustee or the Holders. The Holders of a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived.

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      The Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any Default, except a Default in the payment of principal of or interest on any Note not yet cured, or a Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

      No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

      The Co-Obligors are required to notify the Trustee within five business days of the occurrence of any Default. The Co-Obligors are required to deliver to the Trustee, not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred.

      The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of Centennial, the Issuer or any Guarantor, if any, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

Legal Defeasance and Covenant Defeasance

      The Indenture provides that the Issuer may, at its option and at any time, elect to have the obligations of Centennial, the Issuer, any Guarantor and any other obligor upon the Notes discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that Centennial, the Issuer, any such Guarantor and any other obligor under the Indenture shall be deemed to have paid and discharged the entire indebtedness represented, and the Indenture shall cease to be of further effect as to all outstanding Notes, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust funds; (ii) the Co-Obligors' obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trust, duties, and immunities of the Trustee, and the Issuer's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Issuer may, at its option and at any time, elect to have the obligations of Centennial, the Issuer and any Guarantor released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including events described in clauses (i), (ii), (iv) (with respect to the Co-Obligors) and (v) (with respect to the Co-Obligors) described under "--Events of Default") will no longer constitute an Event of Default with respect to the Notes.


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      In order to exercise either Legal Defeasance or Covenant Defeasance, (i)
the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. Legal Tender, non-callable government securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Notes on the stated date for payment thereof or on any redemption date of such principal or installment of principal of, premium, if any, or interest on such Notes, and the holders of Notes must have a valid, perfected, exclusive security interest in such trust;
(ii) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Issuer has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in each case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance, and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91state of deposit (other than a Default which results from the borrowing of amounts to finance the defeasance and which borrowing does not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which Centennial, the Issuer or any Restricted Subsidiary is a party or to which it is bound) (it being understood that such condition will not be satisfied until the expiration of such 91-day period); (v) the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee to the effect that (assuming that no holder of any Notes would be considered an insider of the Issuer under any applicable bankruptcy or insolvency law) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally; (vi) such defeasance or covenant defeasance shall not cause the Trustee for the Notes to have a conflicting interest for purposes of the Trust Indenture Act with respect to any securities of the Issuer or any Guarantor; (vii) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which Centennial, the Issuer or any of their Subsidiaries is a party or by which Centennial, the Issuer or any of their Subsidiaries is bound; (viii) the Issuer shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of such Notes over any other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuer or others; and (ix) the Issuer shall have delivered to the Trustee an officers' certificate and opinion of counsel each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with. References in this section to "Centennial" refer to Finance Corp. before the Merger and to Centennial Cellular Corp. after the Merger.

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when (a) either (i) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within

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

one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer; and Centennial, the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at Maturity, Stated Maturity or redemption date; (b) Centennial, the Issuer or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by Centennial, the Issuer and any Guarantor; and (c) the Issuer and Centennial have delivered to the Trustee an officers' certificate and an opinion of independent counsel each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which Centennial, the Issuer, any Guarantor or any Subsidiary is a party or by which Centennial, the Issuer, any Guarantor or any Subsidiary is bound. References in this section to "Centennial" refer to Finance Corp. before the Merger and to Centennial Cellular Corp. after the Merger.

Amendments and Supplements

      The Indenture contains provisions permitting the Issuer, Centennial and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, Centennial, the Issuer, each Guarantor, if any, and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of, or the Change of Control Purchase Date or the Asset Sale Offer Period on, or change to an earlier date any redemption date of, any Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date), or reduce the Change of Control Purchase Price or the Asset Sale Offer Price or alter the redemption provisions or the provisions of the "--Repurchase of Notes at the Option of the Holder Upon a Change of Control" covenant, including, in each case, amending, changing or modifying any definitions related thereto, but only to the extent such definitions relate thereto, in a manner adverse to the Holders, (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, (iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, (iv) except as otherwise permitted under "--Certain Covenants--Limitation on Merger, Sale or Consolidation" consent to the assignment or transfer by Centennial, the Issuer or any Guarantor of any of its rights and obligations under the Indenture, or (v) amend or modify any of the provisions of the Indenture relating to the subordination of the Notes or any Guarantee in any manner adverse to the holders of the Notes or any Guarantee.

      Notwithstanding the foregoing, without the consent of any holders of the Notes, Centennial, the Issuer, any Guarantor, any other obligor under the Notes and the Trustee may modify or amend the Indenture: (a) to evidence the succession of another Person to Centennial, the Issuer or a Guarantor, and the assumption by any such successor of the covenants of Centennial, the Issuer or such Guarantor in the Indenture and in the Notes and in any Guarantee in accordance with "--Certain Covenants--Limitation on Merger, Sale or Consolidation" (including to execute a supplemental indenture upon consummation of the Merger in which Centennial Cellular Corp. assumes the obligations under the Indenture of Finance Corp.); (b) to add to the covenants of Centennial, the Issuer, any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon Centennial, the Issuer or any Guarantor or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Guarantee; (c) to

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

cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the Notes or any Guarantee or make any other provisions with respect to matters or questions arising under the Indenture, the Notes or any Guarantee; provided that, in each case, such provisions shall not adversely affect the interest of the holders of the Notes; (d) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; (e) to add a Guarantor under the Indenture; (f) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; or (g) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the Notes as additional security for the payment and performance of Centennial's, the Issuer's and any Guarantor's obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise.

      The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture. References in this section to "Centennial" refer to Finance Corp. before the Merger and to Centennial Cellular Corp. after the Merger, unless otherwise indicated.

No Personal Liability of Partners, Stockholders, Officers, Directors

      The Indenture provides that no direct or indirect stockholder (or partner, limited liability company member or employee of a stockholder), employee, officer or director, as such, past, present or future of the Co-Obligors or any successor entity or any Affiliate thereof shall have any personal liability in respect of the obligations of the Co-Obligors under the Indenture or the Notes by reason of his or its status as such stockholder, employee, officer or director.

Governing Law

      The Indenture, the Notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

Concerning the Trustee

      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of Centennial or the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee with such conflict or resign as Trustee.

      The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

      Set forth below is a summary of certain defined terms contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

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

      "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

      "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person or (ii) any officer, director, or controlling stockholder of such other Person. For purposes of this definition, the term "control" means (a) the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, or (b) without limiting the foregoing, the beneficial ownership of 10% or more of the voting power of the voting common equity of such Person (on a fully diluted basis) or of warrants or other rights to acquire such equity (whether or not presently exercisable).

      "Annual Operating Cash Flow" on any date means, with respect to any Person, the Operating Cash Flow for the Reference Period.

      "Annual Operating Cash Flow Ratio" on any date (the "Transaction Date") means, with respect to any Person and its Restricted Subsidiaries, the ratio of
(i) consolidated Indebtedness of such Person and its Restricted Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of such Indebtedness) (and without duplication of any Indebtedness that may be the obligation of such Person and/or one or more of its Subsidiaries) divided by
(ii) the aggregate amount of Annual Operating Cash Flow of such Person (determined on a pro forma basis after giving effect to all Investments in and acquisitions or dispositions of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, made by such Person and its Subsidiaries from the beginning of the Reference Period through the Transaction Date as if such Investment, acquisition or disposition had occurred at the beginning of such Reference Period); provided that, for purposes of such computation, in calculating Annual Operating Cash Flow and consolidated Indebtedness, (a) the transaction giving rise to the need to calculate the Annual Operating Cash Flow Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period; (b) the incurrence of any Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness or to acquire businesses) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period; (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period; and (d) all members of the consolidated group of such Person on the Transaction Date terence Period shall be deemed to be members of the consolidated group of such Person for the entire Reference Period. When the foregoing definition is used in connection with the Issuer and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Issuer and its Restricted Subsidiaries. Any such pro forma calculation may include adjustments for the pro forma effect of (a) any cost savings accounted for on an annualized basis as a result of an acquisition by the Issuer or a Restricted Subsidiary which, in the good faith judgment of the Issuer (as determined by a resolution of the board of directors of the Issuer), will be eliminated or realized within one year after the date of such transaction (provided that any such cost savings are calculated in accordance with Regulation S-X under the Securities Act (or any successor regulation)) or (b) any direct quantifiable savings from the conversion of roaming expense which the Issuer will obtain within one year of the transaction in the good faith judgment of the Board of Directors of the Issuer from the acquisition of a third party which prior to such acquisition had a contract with the Issuer or any Restricted Subsidiary for roaming services.


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

      "Applicable Premium" means, with respect to a Note at any redemption date, the excess of (A) the present value at such time of (1) the redemption price of such Note at December 15, 2003 (such redemption price being described under "--Optional Redemption by the Co-Obligors"), plus (2) all required interest payments (excluding accrued but unpaid interest) due on such Note through December 15, 2003, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the then outstanding principal amount of such Note.

      "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

      "Blackstone" means Blackstone Capital Partners III Merchant Banking Fund L.P. and affiliates of the foregoing that are directly or indirectly controlling or controlled by Blackstone or under direct or indirect common control with Blackstone.

      "Board of Directors" means (i) with respect to a limited liability company, the board of managers of such limited liability company or other body fulfilling the function of a board of directors of a corporation, and (ii) with respect to a corporation, the board of directors or any duly authorized committee of such board of directors.

      "Capitalized Lease Obligations" means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.

      "Capital Stock" means, with respect to any Person, any capital stock of such Person and shares, interests, participations or other ownership interests (however designated) of any Person and any rights (other than debt securities convertible into capital stock), warrants and options to purchase any of the foregoing, including (without limitation) each class of common stock and preferred stock of such Person if such Person is a corporation, each general and limited partnership interest of such Person if such Person is a partnership and all membership or other interests if such Person is a limited-liability company, and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.

      "Cash from Minority Cellular Investment Interests" means any dividends, distributions, interest paymens or other periodic payments of cash (collectively a "cash distribution") received directly or indirectly by the Issuer from its Minority Cellular Investment Interests; provided, however, that "Cash from Minority Cellular Investment Interests" shall not include any proceeds received directly by the Issuer from the liquidation, sale, merger, consolidation, transfer or other disposition (collectively, a "sale") of any Minority Cellular Investment Interest, except that Cash from Minority Cellular Investment Interests shall include in every fiscal year ending after the sale of any Minority Cellular Investment Interest an amount equal to the cash distributions received directly or indirectly by the Issuer from such Minority Cellular Investment Interest during the twelve months prior to such sale if either (a) the proceeds of such sale are used to permanently reduce the amount of Indebtedness which may be borrowed under the Credit Facility in accordance with clause (i) of the third paragraph of "--Limitation on Incurrence of Additional Indebtedness" or (b) at the time of any Restricted Payment being made pursuant to clause (ix) of the second paragraph of "--Limitation on Restricted Payments," the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Operating Cash Flow Ratio provision set forth in the second paragraph of "--Limitation on Incurrence of Additional Indebtedness" assuming that the Issuer was the obligor of additional Indebtedness in a principal amount equal to the net after-tax proceeds received from such sale.

      "Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the

United States of America is pledged in support thereof) in each case maturing within one year after the date of acquisition, (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Ratings Group or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

      "Centennial" means Centennial Cellular Corp., a corporation organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Centennial" shall mean such successor Person.

      "Centennial de Puerto Rico" means a direct or indirect Restricted Subsidiary of the Issuer which controls the Issuer's Puerto Rico operations.

      "Change of Control" means the occurrence of any of the following events:
(i) Centennial or the Issuer consolidates with or merges with or into any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with or merges into or with Centennial or the Issuer, in any such event pursuant to a transaction in which the outstanding Voting Stock of Centennial or the Issuer is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding Voting Stock of Centennial or the Issuer is changed into or exchanged for (x) Voting Stock of the surviving corporation which is not Disqualified Capital Stock or (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by Centennial or the Issuer as a Restricted Payment as described under "--Certain Covenants-- Limitation on Restricted Payments" (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under "--Certain Covenants--Limitation on Restricted Payments") and (B) immediately after such transaction, no "person" or "group," other than Permitted Holders, is the beneficial owner (as such term is used in Rule 13d-3 and 13d-5 promulgated pursuant to the Exchange Act), directly or indirectly, more than 50% of the total outstanding Voting Stock of the surviving corporation, (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than Permitted Holders, is or becomes the "beneficial owner" (as such term is used in Rule 13d-3 and 13d-5 promulgated pursuant to the Exchange Act), directly or indirectly, of Voting Stock representing more than 50% of the voting power of the Voting Stock of Centennial or the Issuer then outstanding normally entitled to vote in elections of directors or (iii) during any period of 12 consecutive months, individuals who at the beginning of any such 12-month period constituted the Board of Directors of Centennial or the Issuer (together with any new directors whose election to such board or whose nomination for election by the shareholders of Centennial or the Issuer was designated by the Permitted Holders or approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors of Centennial or the Issuer then in office. Each of (i) through (iii) of this definition shall also be deemed to apply to any Restricted Subsidiary of Centennial which directly or indirectly controls the Issuer. The consummation of the transactions contemplated by the Merger, and the merger of Finance Corp. with and into Centennial, shall not be deemed a Change of Control.

      "Closing Price" on any Trading Day with respect to the per share price of any shares of Capital Stock means the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange or, if such shares of Capital Stock are not listed or admitted to trading on such exchange, on the principal national securities exchange on which such shares are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the Nasdaq National Market or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on Nasdaq National Market but

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the Issuer is a Foreign Company (as defined in Rule 3b-4(b) under the Exchange
Act) and the principal securities exchange on which such shares are listed or admitted to trading is a Designated Offshore Securities Market (as defined in Rule 902(a) under the Securities Act), the average of the reported closing bid and asked prices regular way on such principal exchange, or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq National Market and the Issuer and principal securities exchange do not meet such requirements, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm is selected from time to time by the Issuer for that purpose and is reasonably acceptable to the Trustee.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker, having a maturity comparable to the first redemption date of the Notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the first redemption date of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Issuer.

      "Comparable Treasury Price" means, with respect to any Redemption Date,
(A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third business day preceding such Redemption Date.

      "Consolidated Interest Expense" of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to the Capitalized Lease Obligations) of such Person and its consolidated Restricted Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations,
(iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financings and currency and Interest Rate Protection Obligations and Currency Hedging Agreements and excluding the amortization of deferred financing fees, in each case to the extent attributable to such period and (b) the amount of cash dividends accrued or payable by such Person or any of its consolidated Restricted Subsidiaries in respect of preferred stock (other than by Restricted Subsidiaries of such Person to such Person or such Person's Restricted Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed to the extent not otherwise included and whether or not paid by such Person or Subsidiary. When the foregoing definition is used in connection with the Issuer and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Issuer and its Restricted Subsidiaries.

      "Consolidated Net Income" of any Person, for any period, means the net income (or loss) of such Person and its consolidated Restricted Subsidiaries for such period, determined (on a consolidated basis) in accordance with GAAP, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication) (i) all extraordinary gains or losses and all gains and losses from the sales or other dispositions of assets out of the ordinary course of business (net of taxes, fees and expenses relating to the transaction giving rise thereto) for such period, (ii) the net income, if positive, of any Person, that is not a Subsidiary, in which such Person or any of its Subsidiaries has an interest (other than a Minority Cellular

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Investment Interest), except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person,
(iii) except as provided in the definition of "Annual Operating Cash Flow Ratio," the net income (or loss) of any Subsidiary acquired in a pooling of interests transaction for any period prior to the date of such acquisition,
(iv) for purposes of the "--Limitation on Restricted Payments" covenant, the net income, if positive, of any Restricted Subsidiary of such Person that is not a Guarantor to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or any agreement or instrument applicable to such Subsidiary except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person, (v) any gain or loss, net of taxes, realized upon the termination of any employee benefit plan, (vi) any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the Indenture, (vii) any net gain or loss arising from the acquisition of any securities ouch Person, (viii) the cumulative effect of a change in accounting principles (ix) the amount of any nonrecurring charges or income of the Issuer or any Restricted Subsidiary (including any one-time costs incurred in connection with acquisitions after the Issue Date) certified as non-recurring in an officer's certificate and deducted or included in such period in computing Consolidated Net Income and (x) any net income, if positive, resulting from the Issuer's Minority Cellular Investment Interests. When the foregoing definition is used in connection with the Issuer and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to the Issuer and its Restricted Subsidiaries.

      "Credit Facility" means that certain Credit Facility to be entered into among the Issuer, Centennial de Puerto Rico, the guarantors, Merrill Lynch Capital Corporation and the other financial institutions party thereto, as such agreement, may be, in one or more agreements with one or more lending groups, amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified, in whole or in part, from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing, including those that increase the amount available thereunder in accordance with the terms of the Indenture).

      "Currency Hedging Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

      "Default" means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

      "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the board of directors of the Issuer who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

      "Disqualified Capital Stock" means, with respect to any Person, Capital Stock of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the Notes; provided that (a) Capital Stock will not be deemed to be Disqualified Capital Stock if it may only be so redeemed or repurchased solely in consideration of Qualified Capital Stock of the Issuer and (b) any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Capital Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "-- Limitation on Asset Sales and Sales of Subsidiary Stock" and "--Repurchase of Notes at the Option of the Holder upon a Change of Control" covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such Capital Stock pursuant to such provision prior to the Issuer's

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repurchase of such Notes as are required to be repurchased pursuant to "--
Limitation on Asset Sales and Sales of Subsidiary Stock" and "--Repurchase of Notes at the Option of the Holder Upon a Change of Control."

      "Eligible Institution" means a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalent in foreign currency, whose debt is rated "A" or higher (or the equivalent rating or higher), according to Moody's Investors Service, Inc., Standard & Poor's Ratings Group or Duff & Phelps Credit Rating Co. (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)) respectively, at the time as of which any investment or rollover therein is made.

      "Equity Contribution" means the equity contribution by Welsh, Carson, Anderson & Stowe VIII, L.P., Blackstone Capital Partners, L.P., WCAS Capital Partners III, L.P and certain other investors to Centennial in connection with the financing of the Merger.

      "Excluded Cash Contributions" has the meaning given to such item in the covenant "--Limitation on Incurrence of Additional Indebtedness."

      "Excluded Contributions" means the net cash proceeds received by the Issuer after the Issue Date from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary or to any Issuer or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Capital Stock) of the Issuer, in each case designated as Excluded Contributions pursuant to an officer's certificate executed by an officer of the Issuer, the cash proceeds of which are excluded from the calculation set forth in the first paragraph of the "--Limitation on Restricted Payments" covenant and which may not also be designated Excluded Cash Contributions.

      "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board ("FASB") or, if FASB ceases to exist, any successor thereto; provided, however, that for purposes of determining compliance with covenants in the Indenture other than those relating to financial statement delivery, "GAAP" means such generally accepted accounting principles as in effect as of the Issue Date.

      "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which have a remaining weighted average life to maturity of not more than one year from the date of Investment therein.

      "Guarantee" means the guarantee by a Guarantor of Finance Corp.'s and the Issuer's Indenture Obligations.

      "Guarantor" means any Restricted Subsidiary of the Issuer which becomes a guarantor of the Issuer's Indenture Obligations.

      "Holder" means a Person in whose name a Note is registered. The Holder of a Note will be treated as the owner of such Note for all purposes.

      "Indebtedness" of any Person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date or to financial institutions, which obligations are not

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being contested in good faith and for which appropriate reserves have been established) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; (b) all obligations of such Person under Interest Rate Protection Obligations or Currency Hedging Agreements; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such Person and all obligations to purchase, redeem or acquire any Capital Stock; (d) all Disqualified Capital Stock of such Person and all Preferred Stock of such Person's Restricted Subsidiaries valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and (e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c), (d) or this clause (e), whether or not between or among the same parties; provided that the outstanding principal amount at any date of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such date. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the board of directors of the issuer of such Disqualified Capital Stock.

      "Initial Escrow and Pledge Account" means an account established with the Trustee pursuant to the terms of the Pledge and Escrow Agreement for the deposit of the net proceeds realized from the sale of the Notes, together with the Additional Escrow Amount; and after the Merger such account will hold the Pledged Securities purchased by the Issuer with a portion of the net proceeds from the Offering.

      "Interest Rate Protection Obligations" means, with respect to any Person, the Obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates. For purposes of the Indenture, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such Person.

      "Investment" by any Person in any other Person means (without duplication) (a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such other Person or any agreement to make any such acquisition; (b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension; (c) the entering into by such Person of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person; (d) the making of any capital contribution by such Person to such other Person; and (e) the designation by the Board of Directors of the Issuer of any Person to be an Unrestricted Subsidiary. For purposes of the "-- Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is

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designated a Restricted Subsidiary and (ii) the amount of any Investment shall be equal to the fair market value of such Investment plus the fair market value of all additional Investments by the Issuer or any of its Restricted Subsidiaries at the time any such Investment is made; provided that, for purposes of this sentence, the fair market value of net assets shall be as determined in the reasonable judgment of the board of directors of the Issuer.

     "Investment Equity" has the meaning given to such term in the definition of "Permitted Investment."

     "Issue Date" means the time and date of the first issuance of the Notes under the Indenture.

     "Issuer" means Centennial Cellular Operating Co. LLC, a limited liability company organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Issuer" shall mean such successor Person.

     "Lien" means any mortgage or deed of trust, lien, pledge, charge, privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law with respect to property of any kind (including any conditional sale, capital lease or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.

     "Marketable U.S. Securities" means: (i) Government Securities; (ii) any time deposit account, money market deposit and certificate of deposit maturing not more than 270 days after the date of acquisition issued by, or time deposit of, an Eligible Institution; (iii) commercial paper maturing not more than 270 days after the date of acquisition issued by a corporation (other than an Affiliate of the Issuer) with a rating, at the time as of which any investment therein is made, of "P-1" or higher according to Moody's Investors Service, Inc., "A-1" or higher according to Standard & Poor's Ratings Group or "A-1" or higher according to Duff & Phelps Credit Rating Co. (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); (iv) any banker's acceptances or money market deposit accounts issued or offered by an Eligible Institution; (v) repurchase obligations with a term of not more than 7 days for Government Securities entered into with an Eligible Institution; and (vi) any fund investing exclusively in investments of the types described in clauses (i) through (v) above.

     "Maturity Date" means, when used with respect to any Note, the date specified on such Note as the fixed date on which the final installment of principal of such Note is due and payable (in the absence of any acceleration thereof pursuant to the provisions of the Indenture regarding acceleration of Indebtedness or any Change of Control Offer or Asset Sale Offer).

     "Merger" means the merger of Centennial and CCW Acquisition Corp. pursuant to the Merger Agreement.

     "Merger Date" means the date the Merger is consummated.

     "Merger Agreement" means the Merger Agreement, dated as of July 2, 1998, between Centennial and CCW Acquisition Corp., as amended.

     "Mezzanine Financing" means the $180 million in aggregate principal amount of Senior Subordinated Notes due 2009 issued by Centennial to WCAS Capital Partners III, L.P., dated the date of the closing of the Merger and in substantially the form attached to the Indenture.

     "Minority Cellular Investment Interests" means limited partnership or other equity interests held directly or indirectly by the Issuer in cellular telephony providers which are not Subsidiaries of or otherwise controlled (directly or indirectly) by the Issuer in existence on the Merger Date.

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      "Net Cash Proceeds" means the aggregate amount of cash and Cash
Equivalents received by the Issuer and its Restricted Subsidiaries in respect of an Asset Sale (including upon the conversion to cash and Cash Equivalents of (A) any note or installment receivable at any time, or (B) any other property as and when any cash and Cash Equivalents are received in respect of any property received in an Asset Sale but only to the extent such cash and Cash Equivalents are received within one year after such Asset Sale), less the sum of (i) all out-of-pocket fees, commissions and other expenses incurred in connection with such Asset Sale, including the amount (estimated in good faith by the Board of Directors of the Issuer) of income, franchise, sales and other applicable taxes required to be paid by the Issuer or any Restricted Subsidiary of the Issuer in connection with such Asset Sale and (ii) the aggregate amount of cash so received which is used to retire any existing Senior Indebtedness of the Issuer or Indebtedness of its Restricted Subsidiaries, as the case may be, which is required to be repaid in connection with such Asset Sale or is secured by a Lien on the property or assets of the Issuer or any of its Restricted Subsidiaries, as the case may be.

      "Net Proceeds" means the aggregate net proceeds (including the fair market value of non-cash proceeds constituting equipment or other assets of a type generally used in a Related Business an amount reasonably determined by the Board of Directors of the Issuer for amounts under $10,000,000 and by a financial advisor or appraiser of national reputation for equal or greater amounts) received by a Person from the sale of Qualified Capital Stock (other than to a Subsidiary of such Person) after payment of out-of-pocket expenses, commissions and discounts incurred and net of taxes paid or payable in connection therewith.

      "Obligation" means any principal, premium, interest (including interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against the Issuer in a bankruptcy case under federal bankruptcy law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable pursuant to the terms of the documentation governing any Indebtedness.

      "Operating Cash Flow" of any Person means (a), with respect to any period, the Consolidated Net Income of such Person for such period, plus (b) the sum, without duplication (and only to the extent such amounts are deducted from net revenues in determining such Consolidated Net Income), of (i) the provisions for income taxes for such period for such Person and its consolidated Restricted Subsidiaries, (ii) depreciation, amortization and other non-cash charges of such Person and its consolidated Restricted Subsidiaries and (iii) Consolidated Interest Expense of such Person for such period, determined, in each case, on a consolidated basis for such Person and its consolidated Restricted Subsidiaries in accordance with GAAP, plus (c) any fees, expenses or charges related to any equity offering, Permitted Investment, acquisition or recapitalization or Indebtedness permitted to be incurred by the Indenture (in each case, whether or not successful) and fees, expenses or charges related to the Recapitalization and the financings thereof (including fees to Welsh Carson and Blackstone), less (d) the amount of all cash payments made during such period by such Person and its Restricted Subsidiaries to the extent such payments relate to non-cash charges that were added back in determining Operating Cash Flow for such period or for any prior period.

      "Pari Passu Indebtedness" means (a) with respect to the Issuer, any Indebtedness of the Issuer that is pari passu in right of payment to the Notes
(b) with respect to Finance Corp., any Indebtedness of Finance Corp. that is pari passu in right of payment to the Notes and (c) with respect to any Guarantee, Indebtedness which ranks pari passu in right of payment to such Guarantee.

      "Permitted Holders" means Welsh Carson and Blackstone.

      "Permitted Investment" means (i) Investments in Cash Equivalents; (ii) Investments in the Issuer or a Restricted Subsidiary; (iii) Investments in a Person substantially all of whose assets are of a type generally used in a Related Business (an "Acquired Person") if, as a result of such Investments,
(A) the Acquired Person immediately thereupon becomes a Restricted Subsidiary or (B) the Acquired Person immediately thereupon either (1) is merged or consolidated with or into the Issuer or any of its Restricted Subsidiaries and the surviving Person is the Issuer or a Restricted Subsidiary or (2) transfers or conveys all or substantially all of its

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assets to, or is liquidated into, the Issuer or any of its Restricted
Subsidiaries; (iv) Investments in accounts and notes receivable acquired in the ordinary course of business; (v) any securities received in connection with an Asset Sale and any Investment with the Net Cash Proceeds from any Asset Sale in Capital Stock of a Person, all or substantially all of whose assets are of a type used in a Related Business, that complies with the "--Limitation on Asset Sales and Sales of Subsidiary Stock" covenant; (vi) any guarantee issued by a Restricted Subsidiary incurred in compliance with the Indenture; (vii) advances and prepayments for asset purchases in the ordinary course of business in a Related Business of the Issuer or a Restricted Subsidiary; (viii) customary loans or advances made in the ordinary course of business to officers, directors or employees of the Issuer or any of its Restricted Subsidiaries for travel, entertainment, and moving and other relocation expenses, (ix) advances to employees not in excess of $1 million outstanding at any one time, in the aggregate; (x) any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorger of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (xi) Interest Rate Protection Obligations or Currency Hedging Agreements permitted under clauses (ix) or (x) of the "Limitation on Incurrence of Additional Indebtedness" covenant; (xii) Investments the payment for which consists of Qualified Capital Stock of the Issuer ("Investment Equity"); provided, however, that the issuance of such Qualified Capital Stock equity interests will not increase the amount available for Restricted Payments under the "Limitation on Restricted Payments" covenant; (xiii) Investments in Permitted Joint Ventures which in the aggregate at any one time outstanding do not exceed $10 million; and (xiv) any Investment in a Related Business (including in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (xiv) that are at that time outstanding, which does not exceed the greater of (x) $20 million or (y) 4% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

      "Permitted Joint Venture" means, as applied to any Person, any other Person engaged in a Related Business (a) over which such Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person or (b) of which more than forty percent (40%) of the outstanding Voting Stock (other than directors' qualifying shares) of such other Person in the case of a corporation, or more than forty percent (40%) of the outstanding ownership interests of such other Person, in the case of an entity other than a corporation, is at the time owned directly or indirectly by such Person.

      "Person" means any corporation, individual, joint stock company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

      "Pledge and Escrow Agreement" means the Pledge and Escrow Agreement, dated as of the date of the Indenture, among the Issuer, Finance Corp., the Trustee and the collateral agents named therein.

      "Pledged Securities" means the securities purchased by the Issuer with a portion of the net proceeds from the Offering to be deposited in the Escrow and Pledge Account.

      "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

      "Public Equity Offering" means an underwritten offer and sale of common stock (which is Qualified Capital Stock) of the Issuer or Centennial with aggregate proceeds of at least $50 million pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other

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than a registration statement on Form S-8 (or any successor form covering substantially the same transactions), S-4 (or any successor form covering substantially the same transactions), or otherwise relating to equity securities issuable under any employee benefit plan of such corporate entity).

     "Purchase Money Indebtedness" means any Indebtedness of the Issuer or its Restricted Subsidiaries which is secured by a Lien on assets related to the business of the Issuer or its Restricted Subsidiaries and any additions and accessions thereto, which are purchased by the Issuer or its Restricted Subsidiaries at any time after the Notes are issued; provided that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased without further recourse to either the Issuer or any of its Restricted Subsidiaries or acquired, any additions and accessions thereto and any proceeds therefrom,
(ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Issuer or its Restricted Subsidiaries of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

     "Qualified Capital Stock" means any Capital Stock of a Person that is not Disqualified Capital Stock.

     "Recapitalization" means the Merger and the transactions to be consummated pursuant to the Recapitalization Documents.

     "Recapitalization Documents" means the Merger Agreement, the Credit Facility, the Indenture, the documentation governing the Mezzanine Financing, and the ancillary documents related thereto.

     "Reference Period" with regard to any Person means the last four full fiscal quarters of such Person for which financial information (which the Issuer shall use its best efforts to compile in a timely manner) in respect thereof is available ended on or immediately preceding any date upon which any determination is to be made pursuant to the terms of the Notes or the Indenture.

     "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and three other primary U.S. Government securities dealers in The City of New York to be selected by the Issuer, and their respective successors.

     "Refinancing Indebtedness" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuer or such Restricted Subsidiary (other than intercompany Indebtedness); provided that: (i) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premium and reasonable expenses incurred in connection therewith); (ii) such Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life equal to or greater than the Weighted Average Life of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Issuer or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      "Related Business" means any business related to, or complementary to, the ownership, development, operation or acquisition of communications systems as determined by the Board of Directors of the Issuer.

      "Related Person" means, with respect to any Person, (i) any Affiliate of such Person or any spouse, immediate family member, or other relative who has the same principal residence of any Affiliate of such Person and (ii) any trust in which any Person described in clause (i) above, has a beneficial interest.

      "Restricted Payment" means, with respect to any Person, (i) any dividend or other distribution on shares of Capital Stock of such Person or any Restricted Subsidiary of such Person, (ii) any payment on account of the purchase, redemption or other acquisition or retirement for value in whole or in part, of any shares of Capital Stock of such Person, any entity which controls such Person or any Restricted Subsidiary of such Person, which Capital Stock is held by Persons other than such Person or any of its Restricted Subsidiaries, or options, warrants or other rights to acquire such Capital Stock, (iii) any defeasance, redemption, repurchase or other acquisition or retirement for value, in whole or in part, of any Indebtedness of such Person (other than the scheduled repayment thereof at maturity and any mandatory redemption or mandatory repurchase thereof pursuant to the terms thereof) by such Person or a Subsidiary of such Person that is subordinate in right of payment to the Notes (other than in exchange for Refinancing Indebtedness permitted to be Incurred under the Indenture and except for any such defeasance, redemption, repurchase, other acquisition or payment in respect of Indebtedness held by any Restricted Subsidiary) and (iv) any Investment (other than a Permitted Investment); provided, however, that the term "Restricted Payment" does not include (i) any dividend, distribution or other payment on shares of Capital Stock of the Issuer or any Restricted Subsidiary solely in shares of Qualified Capital Stock or in options, warrants or other rights to acquire such Qualified Capital Stock), (ii) any dividend, distribution or other payment to the Issuer, or any dividend to any of its Restricted Subsidiaries, by any of its Subsidiaries, (iii) any dividend, distribution or other payment by any Restricted Subsidiary on shares of its Capital Stock that is paid pro rata to all holders of such Capital Stock and (iv) the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of any Restricted Subsidiary held by Persons other than the Issuer or any of its Restricted Subsidiaries.

      "Restricted Subsidiary" means any Subsidiary of the Issuer that has not been designated by the board of directors of the Issuer by board resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under "Certain Covenants--Limitation on Unrestricted Subsidiaries."

      "Securities Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

      "Significant Restricted Subsidiary" means one or more Restricted Subsidiaries having an aggregate net book value of assets in excess of 5% of the net book value of the assets of the Issuer and its Restricted Subsidiaries on a consolidated basis.

      "Stated Maturity" means the date fixed for the payment of any principal or premium pursuant to the Indenture and the Notes, including the Maturity Date, upon redemption, acceleration, Asset Sale Offer, Change of Control Offer or otherwise.

      "Strategic Equity Investor" means any Person which is (or a controlled Affiliate of any Person which is) engaged in the ownership, development, operation or acquisition of communications systems and which, as of the last available annual or quarterly financial statements, has Total Common Equity of at least $1.0 billion.

      "Strategic Equity Offering" means an offer or sale of Common Stock or Preferred Stock (other than Disqualified Capital Stock) of the Issuer, with aggregate proceeds of at least $50.0 million to a Strategic Equity Investor other than in connection with or after the occurrence of a Change of Control. The consummation of the transactions contemplated by the Merger shall not be deemed a Strategic Equity Offering.

      "Subordinated Indebtedness" means Indebtedness of the Issuer or a Guarantor subordinated in right of payment to the Notes or a Guarantee, as the case may be.

      "Subsequent Collateral Investments Account" means an account established in the United States with the Trustee pursuant to the terms of the Pledge and Escrow Agreement for the deposit of the Pledged Securities purchased by the Issuer with a portion of the net proceeds from the Offering.

      "Subsidiary" with respect to any Person, means (i) a corporation at least 50% of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, or (ii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner of such partnership, or (iii) any Person in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has (x) at least a fifty percent ownership interest or (y) the power to elect or direct the election of the directors or other governing body of such Person.

      "Total Assets" means the total assets of the Issuer and its Restricted Subsidiaries shown on the Consolidated balance sheet of the Issuer and its Restricted Subsidiaries prepared in accordance with GAAP as of the last day of the immediately preceding fiscal quarter for which financial statements are available.

      "Total Common Equity" of any Person means, as of any date of determination, the product of (i) the aggregate number of outstanding primary shares of Common Stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of Common Stock of such Person) and (ii) the average Closing Price of such Common Stock over the 20 consecutive Trading Days immediately preceding such day. If no such Closing Price exists with respect to shares of any such class, the value of such shares for purposes of clause (ii) of the preceding sentence shall be determined by the Board of Directors of Centennial or the Issuer in good faith and evidenced by a resolution of the Board of Directors filed with the Trustee.

      "Trading Day," with respect to a securities exchange or automated quotation system, means a day on which such exchange or system is open for a full day of trading.

      "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      "Unrestricted Subsidiary" means any Subsidiary of the Issuer (other than a Guarantor) designated as such pursuant to and in compliance with the covenant described under "--Certain Covenants--Limitation on Unrestricted Subsidiaries."

      "Voting Stock" means, with respect to a Person, Capital Stock of such Person having generally the right to vote in the election of a majority of the directors of such Person or having generally the right to vote with respect to the organizational matters of such Person.

      "Weighted Average Life" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

      "Welsh Carson" means Welsh, Carson, Anderson & Stowe VIII, L.P. and affiliates of the foregoing that are directly or indirectly controlling or controlled by Welsh, Carson, Anderson & Stowe VIII, L.P. or under direct or indirect common control with Welsh, Carson, Anderson & Stowe VIII, L.P.

Book-Entry Delivery And Form

      The Global Note. The certificates representing the Old Notes were issued, and the certificates representing the New Notes will be issued, in fully registered form, without coupons. The Old Notes are represented by one or more permanent global certificates in definitive, fully registered form without interest coupons in an aggregate amount of $370 million (the "Initial Global Note"). Except as described in the next paragraph, the New Notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the "Global Notes") and will be deposited with, or on behalf of, the DTC (the "Depositary"), and registered in the name of Cede & Co., as the DTC's nominee or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between the DTC and the Trustee. If any holder of Old Notes whose interest in such Old Notes is represented by the Initial Global Note fails to tender in the Exchange Offer, the Company may issue and deliver to such holder a separate certificate representing such holder's Old Notes in registered form without interest coupons.

      Certain Book-Entry Procedures for Global Notes. The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Issuer takes no responsibility for these operations and procedures and urges investors to contact DTC or its participants directly to discuss these matters.

      DTC has advised the Issuer as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

      Pursuant to procedures established by DTC, (i) upon the issuance of the Initial Global Certificate, DTC credited, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Notes to the accounts with DTC of the participants through which such interests are held and (ii) ownership of beneficial interest in the Global Notes are shown on, and the transfer of that ownership is effected only through, records maintained by DTC or its nominees (with respect to interest of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

      As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. Except in the limited circumstances described below, owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, and will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders of the Global Note (or any Notes represented thereby) under the Indenture or the Notes.

      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Payments of the principal of, premium, if any, and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither the Issuer, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Issuer expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest in respect of a Global Note representing any Notes held by it or its nominee, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. The Issuer also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants. None of the Issuer or the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

      Interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

      DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose accounts with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its participants.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfer of beneficial ownership interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to or payments made on account of, beneficial ownership interests in Global Notes.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

      The following summary describes certain United States federal income tax consequences of the exchange of Old Notes for New Notes as of the date hereof. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. Persons considering the exchange of Old Notes for New Notes should consult their own tax advisors concerning the federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange of Notes

      The exchange of Old Notes for New Notes pursuant to the Exchange Offer should not be treated as an "exchange" for federal income tax purposes, because the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder of Old Notes should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no federal income tax consequences to a holder exchanging Old Notes for New Notes pursuant to the Exchange Offer.

                              PLAN OF DISTRIBUTION

      Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. In addition, for a period of 90 days after the Expiration Date, all dealers effecting transactions in the New Notes may be required to deliver a Prospectus.

      The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company has no arrangement or understanding with any broker or dealer to distribute the New Notes received in the Exchange Offer.

      For a period of 90 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal.

                                 LEGAL MATTERS

      The validity of the New Notes will be passed upon for the Obligors by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York.

                                    EXPERTS

      The financial statements as of May 31, 1998 and 1997 and for each of the three years in the period ended May 31, 1998 included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                             Page
                                                                             ----
Six Months Ended November 30, 1998 and 1997 (Unaudited)
Consolidated Balance Sheets, November 30, 1998 (Unaudited) and May 31,
 1998......................................................................   F-2
Consolidated Statements of Operations for the Three Months Ended November
 30, 1998 and 1997 and for the Six Months Ended November 30, 1998 and 1997
 (Unaudited)...............................................................   F-3
Consolidated Statements of Common Stockholders' Equity for the periods
 ended November 30, 1998 (Unaudited) and May 31, 1998......................   F-4
Consolidated Statements of Cash Flows for the Six Months Ended November 30,
 1998 and 1997 (Unaudited) ................................................   F-5
Notes to Consolidated Financial Statements for the Six Months Ended
 November 30, 1998 and 1997 (Unaudited)....................................   F-6
Fiscal Years Ended May 31, 1998, 1997 and 1996
Independent Auditors' Report...............................................  F-15
Consolidated Balance Sheets, May 31, 1998 and 1997.........................  F-16
Consolidated Statements of Operations for the Years Ended May 31, 1998,
 1997 and 1996.............................................................  F-17
Consolidated Statements of Common Stockholders' Equity for the Years Ended
 May 31, 1998, 1997 and 1996...............................................  F-18
Consolidated Statements of Cash Flows for the Years Ended May 31, 1998,
 1997 and 1996.............................................................  F-19
Notes to Consolidated Financial Statements for the Years Ended May 31,
 1998, 1997 and 1996.......................................................  F-20
Financial Statement Schedule:
Independent Auditors' Report...............................................   S-1
  Schedule I--Condensed Financial Information of Registrant as of May 31,
   1998 and 1997 and for the Years Ended May 31, 1998, 1997 and 1996.......  S-2

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (Amounts in thousands, except share data)

                                                        November 30,  May 31,
                                                            1998       1998
                                                        ------------ ---------
                                                        (Unaudited)
                        ASSETS
CURRENT ASSETS:
 Cash and cash equivalents.............................  $  32,516   $  14,620
 Accounts receivable, less allowance for doubtful ac-
  counts of $2,945 and $2,693, respectively............     45,115      37,178
 Inventory--phones and accessories.....................      9,287       7,304
 Prepaid expenses and other current assets.............      3,148         548
                                                         ---------   ---------
    TOTAL CURRENT ASSETS...............................     90,066      59,650
PROPERTY, PLANT AND EQUIPMENT--net.....................    272,154     263,661
EQUITY INVESTMENTS IN WIRELESS SYSTEMS--net............     78,178      87,634
DEBT ISSUANCE COSTS, less accumulated amortization of
 $7,198 and $6,097, respectively.......................      7,450       8,538
CELLULAR TELEPHONE LICENSES, less accumulated
 amortization of $288,089 and $263,633, respectively...    213,235     235,508
PERSONAL COMMUNICATIONS SERVICES LICENSE, less
 accumulated amortization of $3,109 and $2,324,
 respectively..........................................     59,650      60,435
GOODWILL, less accumulated amortization of $28,563 and
 $27,016, respectively.................................    121,039     124,533
OTHER ASSETS--net......................................      8,072       7,458
                                                         ---------   ---------
    TOTAL..............................................  $ 849,844   $ 847,417
                                                         =========   =========
         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable......................................  $   9,153   $   9,805
 Accrued expenses and other current liabilities........     71,486      64,445
 Payable to affiliate..................................        518         435
                                                         ---------   ---------
    TOTAL CURRENT LIABILITIES..........................     81,157      74,685
LONG-TERM DEBT.........................................    507,000     510,000
DEFERRED LIABILITY.....................................        --        2,200
DEFERRED INCOME TAXES..................................     29,221      26,584
PREFERRED STOCK:
 Convertible redeemable preferred stock (at aggregate
  liquidation value) par value $.01 per share, 102,187
  shares authorized; issued and outstanding 102,187
  shares (redemption value of $1,823.00 per share).....    186,287     186,287
 Second series convertible redeemable preferred stock
  (at aggregate liquidation value) par value $.01 per
  share, 3,978 shares authorized; issued and
  outstanding 3,978 shares (redemption value of
  $1,823.00 per share).................................      7,252       7,252
 Senior preferred stock, par value $.01 per share, div-
  idend rate 14%, 250,000 shares authorized, none is-
  sued.................................................        --          --
 Additional preferred stock, par value $.01 per share,
  authorized 10,000,000 shares, 3,978 shares issued as
  second series convertible redeemable preferred
  stock................................................        --          --
COMMON STOCKHOLDERS' EQUITY:
 Common stock par value $.01 per share:
 Class A, 1 vote per share, 100,000,000 shares
  authorized; issued, 16,717,607 and 16,716,683
  shares, respectively; and outstanding 15,085,398 and
  15,084,474 shares, respectively......................        167         167
 Class B, 15 votes per share, 50,000,000 shares autho-
  rized, issued and outstanding 10,544,113 shares......        105         105
 Additional paid-in capital............................    349,802     358,018
 Accumulated deficit...................................   (277,895)   (284,238)
                                                         ---------   ---------
                                                            72,179      74,052
 Less: Cost of 1,632,209, Class A common shares in
  treasury.............................................    (30,614)    (30,614)
    Deferred compensation..............................     (2,638)     (3,029)
                                                         ---------   ---------
TOTAL COMMON STOCKHOLDERS' EQUITY......................     38,927      40,409
                                                         ---------   ---------
    TOTAL..............................................  $ 849,844   $ 847,417
                                                         =========   =========

                 See notes to consolidated financial statements

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                   (Amounts in thousands, except share data)

                                Three Months Ended         Six Months Ended
                             ------------------------- -------------------------
                             November 30, November 30, November 30, November 30,
                                 1998         1997         1998         1997
                             ------------ ------------ ------------ ------------
REVENUE:
  Service revenue--
   Domestic................   $   57,947   $   44,993   $  110,911   $   88,700
  Service revenue--Puerto
   Rico....................       27,534       12,256       50,761       19,629
  Equipment sales..........        1,671        1,326        2,926        2,435
                              ----------   ----------   ----------   ----------
                                  87,152       58,575      164,598      110,764
                              ----------   ----------   ----------   ----------
COSTS AND EXPENSES:
  Cost of equipment sold--
   Domestic................        4,322        4,462        8,203        8,375
  Cost of equipment sold--
   Puerto Rico.............          607          102        1,259          262
  Cost of services--
   Domestic................        6,386        6,406       12,490       12,133
  Cost of services--Puerto
   Rico....................        5,356        4,099        9,634        6,254
  Selling, general and
   administrative--
   Domestic................       17,072       15,020       31,877       27,200
  Selling, general and
   administrative--Puerto
   Rico....................       10,474        6,701       19,565       12,485
  Depreciation and
   amortization--Domestic..       20,744       20,249       41,499       40,223
  Depreciation and
   amortization--Puerto
   Rico....................       11,995        7,469       23,044       12,557
                              ----------   ----------   ----------   ----------
                                  76,956       64,508      147,571      119,489
                              ----------   ----------   ----------   ----------
OPERATING INCOME (LOSS)....       10,196       (5,933)      17,027       (8,725)
                              ----------   ----------   ----------   ----------
INCOME FROM EQUITY
 INVESTMENTS...............        3,841        3,246        7,490        7,452
GAIN ON SALE OF ASSETS.....           55            7        9,611           12
INTEREST EXPENSE--NET--
 DOMESTIC..................        7,951        8,077       16,228       15,999
INTEREST EXPENSE--NET--
 PUERTO RICO...............        2,858        2,460        5,712        4,579
                              ----------   ----------   ----------   ----------
INCOME (LOSS) BEFORE INCOME
 TAX EXPENSE (BENEFIT) AND
 MINORITY INTEREST.........        3,283      (13,217)      12,188      (21,839)
INCOME TAX EXPENSE
 (BENEFIT).................        2,828       (3,712)       5,836       (5,683)
                              ----------   ----------   ----------   ----------
 INCOME (LOSS) BEFORE
  MINORITY INTEREST........          455       (9,505)       6,352      (16,156)
MINORITY INTEREST IN LOSS
 (INCOME) OF SUBSIDIARIES..          233         (121)          (9)        (256)
                              ----------   ----------   ----------   ----------
   NET INCOME (LOSS).......   $      688   $   (9,626)  $    6,343   $  (16,412)
                              ==========   ==========   ==========   ==========
DIVIDEND ON PREFERRED
 STOCK.....................   $    4,113   $    4,113   $    8,226   $    8,226
                              ==========   ==========   ==========   ==========
LOSS APPLICABLE TO COMMON
 SHARES....................   $   (3,425)  $  (13,739)  $   (1,883)  $  (24,638)
                              ==========   ==========   ==========   ==========
LOSS PER COMMON SHARE--
 BASIC AND DILUTED.........   $     (.13)  $     (.52)  $     (.07)  $     (.93)
                              ==========   ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 DURING THE PERIOD.........   25,630,000   26,340,000   25,629,000   26,601,000
                              ==========   ==========   ==========   ==========

                 See notes to consolidated financial statements

                  CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                   (Amounts in thousands, except share data)

                             Common Stock
                 -------------------------------------
                      Class A            Class B       Additional           Shareholder
                 ------------------ ------------------  Paid-In   Treasury     Note       Deferred   Accumulated
                   Shares   Dollars   Shares   Dollars  Capital    Stock    Receivable  Compensation   Deficit    Total
                 ---------- ------- ---------- ------- ---------- --------  ----------- ------------ ----------- --------
Balance at June
 1, 1997........ 16,492,884  $165   10,544,113  $105    $369,704  $ (1,801)   $(3,000)    $   --      $(252,291) $112,882
Common stock
 issued in
 conjunction
 with incentive
 plans..........    223,799     2          --    --        4,765       --         --       (3,029)          --      1,738
Preferred stock
 dividends......        --    --           --    --      (16,451)      --         --          --            --    (16,451)
Treasury stock
 purchases......        --    --           --    --          --    (28,813)       --          --            --    (28,813)
Repayment of
 shareholder
 note
 receivable.....        --    --           --    --          --        --       3,000         --            --      3,000
Net loss........        --    --           --    --          --        --         --          --        (31,947)  (31,947)
                 ----------  ----   ----------  ----    --------  --------    -------     -------     ---------  --------
Balance at May
 31, 1998....... 16,716,683   167   10,544,113   105     358,018   (30,614)       --       (3,029)     (284,238)   40,409
Common stock
 issued in
 connection with
 incentive
 plans..........        924                                   10                                                       10
Preferred stock
 dividends......                                          (8,226)                                                  (8,226)
Amortization of
 deferred
 compensation...                                                                              391                     391
Net income......                                                                                          6,343     6,343
                 ----------  ----   ----------  ----    --------  --------    -------     -------     ---------  --------
Balance at
 November 30,
 1998--
 (unaudited).... 16,717,607  $167   10,544,113  $105    $349,802  $(30,614)   $   --      $(2,638)    $(277,895) $ 38,927
                 ==========  ====   ==========  ====    ========  ========    =======     =======     =========  ========

                See notes to consolidated financial statements

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                             (Amounts in thousands)

                                                           Six Months Ended
                                                       -------------------------
                                                       November 30, November 30,
                                                           1998         1997
                                                       ------------ ------------
OPERATING ACTIVITIES:
 Cash received from subscribers and others...........   $ 179,736     $120,982
 Cash paid to suppliers, employees and governmental
  agencies...........................................    (101,783)     (74,698)
 Interest paid.......................................     (21,688)     (20,281)
                                                        ---------     --------
  NET CASH PROVIDED BY OPERATING ACTIVITIES..........      56,265       26,003
                                                        ---------     --------
INVESTING ACTIVITIES:
 Proceeds from sale of equipment.....................         438          --
 Capital expenditures................................     (48,765)     (71,963)
 Acquisition of other assets.........................      (2,200)      (6,076)
 Acquisition, disposition and exchange of wireless
  telephone systems..................................      10,500          --
 Distributions received from equity investments......       6,638        8,693
 Capital contributed to equity investments...........         --           (65)
                                                        ---------     --------
  NET CASH USED IN INVESTING ACTIVITIES..............     (33,389)     (69,411)
                                                        ---------     --------
FINANCING ACTIVITIES:
 Proceeds from long-term debt........................       7,000       51,500
 Repayment of long-term debt.........................     (10,000)      (5,000)
 Debt issuance costs paid............................         --          (152)
 Prepaid transaction costs...........................      (1,990)         --
 Proceeds from issuance of Class A Common Stock......          10          126
 Dividends paid......................................         --        (8,226)
 Treasury stock purchases............................         --       (21,717)
                                                        ---------     --------
  NET CASH (USED IN) PROVIDED BY FINANCING
   ACTIVITIES........................................      (4,980)      16,531
                                                        ---------     --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.........................................      17,896      (26,877)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.......      14,620       43,415
                                                        ---------     --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.............   $  32,516     $ 16,538
                                                        =========     ========
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:
 Net income (loss)...................................   $   6,343     $(16,412)
                                                        ---------     --------
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
 Depreciation and amortization.......................      64,543       52,780
 Minority interest in income of subsidiaries.........           9          256
 Deferred income taxes--increase (decrease)..........       5,836       (7,456)
 Equity in undistributed earnings of investee compa-
  nies...............................................      (7,490)      (7,452)
 Gain on sale of assets..............................      (9,611)         --
 Other...............................................       1,491        1,223
 Change in assets and liabilities net of effects of
  acquired wireless telephone systems:
 Accounts receivable--(increase).....................      (7,796)      (7,183)
 Prepaid expenses and other current assets--(in-
  crease)............................................      (2,604)      (2,970)
 Accounts payable and accrued expenses--increase.....       4,427       11,770
 Customer deposits and prepayments--increase.........       1,117        1,447
                                                        ---------     --------
  Total adjustments..................................      49,922       42,415
                                                        ---------     --------
Net cash provided by operating activities............   $  56,265     $ 26,003
                                                        =========     ========

                 See notes to consolidated financial statements

                  CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                (Dollar amounts in thousands except share data)

Note 1. Interim Financial Statements

      In the opinion of management, the accompanying interim unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the consolidated financial position of Centennial Cellular Corp. and Subsidiaries (the "Company") as of November 30, 1998 and the results of its consolidated operations and cash flows for the periods ended November 30, 1998 and 1997. These financial statements do not include all disclosures required by generally accepted accounting principles. The statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's May 31, 1998 Annual Report on Form 10-K, which includes a summary of significant accounting policies and other disclosures. The consolidated balance sheet at May 31, 1998 is audited.

Reclassifications

      Certain prior period balances have been reclassified to conform with the current period presentation.

Note 2. Agreement and Plan of Merger

      On November 29, 1998, the Company and CCW Acquisition Corp. ("Acquisition"), a Delaware corporation organized at the direction of Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS VIII"), executed an Amendment to the Agreement and Plan of Merger, dated as of July 2, 1998 (as amended, the "Merger Agreement"), providing for the merger of Acquisition with and into Centennial (the "Merger"). The Company expects to close the Merger in January 1999. Centennial will continue as the surviving corporation (the "Surviving Corporation") in the Merger.

      Subject to the effects of proration, in the Merger, outstanding shares of Class A Common Stock ("Class A Common Stock") will be converted into the right to receive $41.50 per share in cash or to receive common shares of the Surviving Corporation (the "Surviving Corporation Shares") representing up to 7.1% of the Surviving Corporation Shares outstanding immediately after the Merger. Outstanding shares of Class B Common Stock ("Class B Common Stock") will be converted into the right to receive $41.50 per share in cash; provided, that if the aggregate number of Surviving Corporation Shares elected to be received by holders of Class A Common Stock is less than 7.1% of the common shares of the Surviving Corporation outstanding immediately after the Merger, then a number of shares of Class B Common Stock equal to a portion of such shortfall will be converted into Surviving Corporation Shares on a pro rata basis with shares of Class A Common Stock with respect to which an election to receive Surviving Corporation Shares has not been made. All outstanding shares of Convertible Redeemable Preferred Stock (the "Convertible Redeemable Preferred Stock") and Second Series Convertible Redeemable Preferred Stock (the "Second Series Convertible Redeemable Preferred Stock" and, together with the Convertible Redeemable Preferred Stock, the "Preferred Stock") will be converted into the right to receive $41.50 per share in cash on an as-converted basis.

      Because existing holders of common stock of the Company must receive in the Merger an amount of Surviving Corporation Shares equal to 7.1% of the common shares of the Surviving Corporation outstanding immediately after the effective time of the Merger (the "Effective Time"), holders of Class A Common Stock who do not elect to receive any shares and holders of Class B Common Stock may, due to proration, be required to receive some Surviving Corporation Shares. In addition, holders of Class A Common Stock who elect to receive shares may, due to proration, receive Surviving Corporation Shares and receive cash in amounts which vary from the amounts such holders elected.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                                  (Unaudited)
                (Dollar amounts in thousands except share data)


      Pursuant to the Merger Agreement, it is anticipated that each option to purchase shares of Class A Common Stock (an "Option") granted under the Company's 1991 Employee Stock Option Plan and Non-Employee/Officer Director Option Plan, as amended (collectively, the "Option Plans") will be exercised or canceled pursuant to its terms or canceled in exchange for a cash amount equal to the difference between $41.50 and the exercise price of the Option prior to the Effective Time. Each Option that is not exercised or canceled will remain outstanding immediately following the Effective Time and such Options will be subject to adjustment pursuant to the terms of the Option Plans.

      In connection with the execution of the Merger Agreement, Century Communications Corp. ("Century"), the Company's principal stockholder, entered into a Stockholder Agreement, dated as of July 2, 1998, with Acquisition (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, Century, which has an approximate 33% Common Stock interest and, through its beneficial ownership of approximately 81.2% of the Company's outstanding Class B Common Stock, which has disproportionate votes per share (15 votes per share), an approximate 74% voting interest in the Company as of November 30, 1998, agreed to vote its shares in favor of the Merger so long as the Merger Agreement remains in effect. Because Century agreed to approve the Merger by written consent in lieu of meeting, and controls, on a fully diluted basis, more than a majority of the outstanding votes of the Company required to approve the Merger, no further vote was necessary to approve the Merger. On December 4, 1998, Century executed a written stockholder's consent in lieu of meeting to approve the Merger.

      Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company shall conduct its business in the ordinary course consistent with past practice and shall use reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees. All statements contained in this Quarterly Report, including discussions of the Company's plans and strategies, are subject to the Company's covenants regarding the conduct of its business pending the Merger.

      On December 8, 1998, the Company's Registration Statement on Form S-4 with respect to the issuance of common stock of the Company, as the Surviving Corporation in the Merger, was declared effective by the Securities and Exchange Commission (the "SEC"). Upon consummation of the Merger, such common stock of the Surviving Corporation will be received by (i) current holders of Class A Common Stock who make an effective election to receive such shares,
(ii) by current holders of Class A Common Stock with respect to which an election to receive Surviving Corporation Shares has not been made who are required to receive such shares due to proration or (iii) by current holders of Class B Common Stock who are required to receive such shares due to proration. A holder of Class A Common Stock electing to receive Surviving Corporation Shares must make an election by 5:00 p.m., New York City time, on January 6, 1999.

      The consummation of the Merger is subject to certain conditions, including, without limitation, the funding of committed financing, which financing is no longer subject to any material adverse change in relevant capital markets.

      Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses. However, in the event the Company or Acquisition shall have terminated the Merger Agreement as a result of either the Company entering into a definitive written agreement with respect to any merger, consolidation or other business combination, tender or exchange offer, recapitalization

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                                  (Unaudited)
                (Dollar amounts in thousands except share data)

transaction, asset or stock purchase or other similar transaction with a third party (an "Acquisition Transaction") or the Board of Directors of the Company having withdrawn, modified or amended in any manner adverse to Acquisition or the stockholders of Acquisition its approval or recommendation of the Merger Agreement or approved, recommended or endorsed any proposal for an Acquisition Transaction, then the Company shall simultaneously reimburse Acquisition for documented fees and expenses (subject to a maximum of $25,000) and pay Acquisition a termination fee of $40,000.

      In connection with the Merger, Acquisition has received a commitment from third parties for financing for Acquisition and certain existing and future subsidiaries of the Company in the aggregate amount of approximately $1,050,000 in the form of a senior secured credit facility. Additionally, an affiliate of WCAS VIII has agreed to purchase approximately $180,000 aggregate amount of unsecured subordinated notes of the Surviving Corporation. Finally, WCAS VIII and other equity investors have agreed to purchase approximately $400,000 of common stock of the Surviving Corporation. It is anticipated that this funding will be used to pay the merger consideration described above, repay or repurchase certain indebtedness of the Company and pay related fees and expenses. Additionally, pursuant to the Merger Agreement, the Company has agreed that, upon the request of Acquisition, it will commence offers to repurchase its two outstanding issuances of public debt (the "Debt Offers"). Pursuant to the Merger Agreement and at the request of Acquisition, the Company commenced the Debt Offers and consent solicitations with respect to these two public debt issuances on September 8, 1998. The Company has extended the expiration date for the Debt Offers to January 6, 1999. Through December 16, 1998, over 99% of the Company's public debt was tendered and consents were delivered to the Company. As a condition to the closing of the Merger, the Company must complete the Debt Offers for its two public debt issuances of $350,000 in the aggregate, prior to the closing date of the Merger. The final cost to the Company of the redemption, including accrued interest, is approximately $398,000. The Company's obligation to accept for purchase, and to pay for, the public debt validly tendered is subject to certain conditions, including the consummation of the Merger, which, in turn, is subject to certain other conditions.

      Acquisition notified the Company that on December 14, 1998, as part of the financing necessary to effect the Merger, a corporation formed in connection with the Merger, which will be a subsidiary of the Surviving Corporation following the Merger, issued $370,000 of senior subordinated debt securities to qualified institutional buyers under a private placement offering pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended. There can be no assurance that Acquisition will receive the other funding referred to above and, in the event that Acquisition must seek alternative financing to consummate the Merger, there can be no assurance that it will be able to secure alternative financing on terms no less favorable than the terms of the above commitments. Additionally, there can be no assurance that the Debt Offers will be consummated.

      The accompanying consolidated financial statements have been prepared on a historical basis and do not include any adjustments relating to the Merger Agreement.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                                  (Unaudited)
                (Dollar amounts in thousands except share data)


Note 3. Long-Term Debt

      The Company and its subsidiaries had the following debt outstanding at November 30, 1998 and May 31, 1998:

                                                          November 30, May 31,
                                                              1998       1998
                                                          ------------ --------
   Centennial 8 7/8% Senior Notes due 2001...............   $250,000   $250,000
   Centennial 10 1/8% Senior Notes due 2005..............    100,000    100,000
   Centennial Domestic Credit Facility...................        --      10,000
   Puerto Rico Credit Facility...........................    157,000    150,000
                                                            --------   --------
                                                            $507,000   $510,000
                                                            ========   ========

      Centennial Puerto Rico Wireless Corporation, a wholly owned subsidiary of the Company ("CPRW"), has a four year, $180,000 revolving credit facility, as amended (the "Puerto Rico Credit Facility"). As of November 30, 1998, the Puerto Rico Credit Facility had $157,000 outstanding. The Commitment available under the Puerto Rico Credit Facility terminates on February 28, 2001. Quarterly repayment of amounts outstanding at the termination date are to be made over a five-year period beginning May 31, 2001, as specified in the Puerto Rico Credit Facility, as amended. The interest rate payable by CPRW on borrowings under the Puerto Rico Credit Facility is based, at the election of CPRW, on (a) the Base Rate, as defined, plus a margin of 1.50% or (b) the Eurodollar Base Rate, as defined, plus a margin of 2.50%, adjusted for the maintenance of certain specified ratios, as applicable.

      As of November 30, 1998, no amounts were outstanding under the Company's $75,000 domestic revolving credit facility (the "Domestic Credit Facility"). The commitment available under the Domestic Credit Facility terminates on January 31, 2001 at which point all amounts outstanding are due and payable. The interest rate payable on the Domestic Credit Facility is based, at the election of the Company, on (a) the Base Rate, as defined, plus a margin of 2% or (b) the Eurodollar Base Rate, as defined, plus a margin of 3%.

      The aggregate annual principal payments for the next five years and thereafter under the Company's and CPRW's debt at November 30, 1998 are summarized as follows:

       November 30, 1999.............................................. $    --
       November 30, 2000..............................................      --
       November 30, 2001..............................................  268,840
       November 30, 2002..............................................   40,820
       November 30, 2003..............................................   43,960
       November 30, 2004 and thereafter...............................  153,380
                                                                       --------
                                                                       $507,000
                                                                       ========

      The Company and CPRW were in compliance with all covenants of their debt agreements at November 30, 1998.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                                  (Unaudited)
                (Dollar amounts in thousands except share data)


Note 4. Dispositions

      On June 8, 1998, the Company disposed of its investment interest in the Coconino, Arizona RSA, representing approximately 43,500 Net Pops, for $13,500 in cash. The Company recorded a pre-tax gain of $9,556 in relation to the sale of this investment interest during the three months ended August 31, 1998.

Note 5. Revenue Recognition

      Wireless telephone service income includes earned subscriber service revenue and charges for installation and connections, net of associated roaming costs of $23,556 and $18,026 for the six months ended November 30, 1998 and 1997, respectively.

Note 6. Income (Loss) per Common Share

      The Company applies the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, Basic earnings per share ("EPS") is calculated by dividing income (loss) applicable to common shares by weighted average common shares outstanding. Diluted EPS reflects the potential dilution that could occur if potential common stock instruments of the Company were exercised, converted or issued.

Note 7. Commitments and Contingencies

      The Company is controlled by Century. Century has an approximately 33% common stock interest and, through ownership of the Company's Class B Common Stock which has disproportionate votes per share (15 votes per share), an approximate 74% voting interest in the Company as of November 30, 1998. The Company and Century entered into a Services Agreement, effective August 30, 1996 (the "Services Agreement"), pursuant to which Century, through its personnel, provides design, construction, management, operational, technical and maintenance services for the wireless telephone, paging and related systems owned and operated by the Company. Such services also include providing all the services necessary for the monitoring, to the extent possible, of the activities of the partnerships in which the Company has minority equity interests in such manner as to protect the interests of the Company. Such services have historically been provided to the Company by Century. As consideration for the services rendered and to be rendered under the Services Agreement, the Company pays Century the annual sum of $1,000 and reimburses Century for all costs incurred by Century or its affiliates (excluding the Company and its subsidiaries) that are directly attributable to the design, construction, management, operation and maintenance of the wireless telephone, paging and related systems of the Company or to the performance by Century of its other duties under the Services Agreement. For the six months ended November 30, 1998, the Company has recorded expenses of $500 under the Services Agreement of which $250 is recorded within payable to affiliate on the Company's consolidated balance sheet at November 30, 1998. Century has entered into an agreement with Acquisition pursuant to which it has agreed to terminate the Services Agreement as of the effective date of the Merger.

      During the six months ended November 30, 1997, the Company purchased 1,181,200 shares of its Class A Common Stock in the open market for an aggregate purchase price of $21,717 pursuant to previous authorizations by the Company's Board of Directors. These shares were accounted for as treasury shares. During the six months ended November 30, 1998, the Company has not purchased any additional shares of its Class A Common Stock in the open market.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                                  (Unaudited)
                (Dollar amounts in thousands except share data)

      In September 1998, the Commonwealth of Puerto Rico sustained damage as a result of the effects of Hurricane Georges. The Company has evaluated the extent of damage to its Puerto Rico network infrastructure and the impact the Hurricane has had on the Company's Puerto Rico service revenue during the second quarter ended November 30, 1998. After consideration of expected insurance recoveries, the Company believes it will not incur significant losses as a result of the effects of the damage caused by Hurricane Georges. During the three months ended November 30, 1998, the Company recorded approximately $1,600 of insurance recoveries related to subscriber refunds within revenue.

Note 8. New Accounting Pronouncements

      The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits" and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" in 1998. Additionally, during 1998, the AICPA's Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5 "Reporting on the Cost of Start-up Activities". The Company believes these Statements will not have a material impact on the consolidated financial statements of the Company when adopted.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                                  (Unaudited)
                (Dollar amounts in thousands except share data)

Note 9. SEGMENT INFORMATION

      The Company's consolidated financial statements include two distinct business segments. The Domestic Wireless telephone segment ("Domestic") owns, operates and invests in wireless telephone systems in the domestic United States. The Company's Puerto Rico telephone segment includes the accounts of Centennial Puerto Rico Wireless Corporation ("Wireless" or the "Puerto Rico Wireless Telephone System"). Wireless is wholly owned by the Company. Wireless began providing wireless telephone service in Puerto Rico on December 12, 1996 and participates in the alternative access business in Puerto Rico pursuant to the FCC's requirements for interstate service and pursuant to an authorization issued to Wireless in December 1994 by the Public Service Commission of the Commonwealth of Puerto Rico for intrastate service. Wireless began providing competitive access service in September 1997.

      Information about the Company's operations in its two business segments for the six months ended November 30, 1998 and 1997 is as follows:

                                                              Six Months
                                                          Ended November 30,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
Gross revenue:
  Domestic............................................... $ 112,836  $  90,607
  Puerto Rico............................................    51,762     20,157
                                                          ---------  ---------
                                                          $ 164,598  $ 110,764
                                                          =========  =========
Operating income (loss):
  Domestic............................................... $  18,767  $   2,675
  Puerto Rico............................................    (1,740)   (11,400)
                                                          ---------  ---------
                                                          $  17,027  $  (8,725)
                                                          =========  =========
Net income (loss):
  Domestic............................................... $  13,740  $    (433)
  Puerto Rico............................................    (7,397)   (15,979)
                                                          ---------  ---------
                                                          $   6,343  $ (16,412)
                                                          =========  =========
Assets, at end of period:
  Domestic............................................... $ 722,409  $ 731,743
  Puerto Rico............................................   221,735    191,850
  Elimination............................................   (94,300)   (81,980)
                                                          ---------  ---------
                                                          $ 849,844  $ 841,613
                                                          =========  =========
Depreciation and amortization:
  Domestic............................................... $  41,499  $  40,223
  Puerto Rico............................................    23,044     12,557
                                                          ---------  ---------
                                                          $  64,543  $  52,780
                                                          =========  =========
Capital expenditures:
  Domestic............................................... $  18,150  $  18,287
  Puerto Rico............................................    30,615     53,676
                                                          ---------  ---------
                                                          $  48,765  $  71,963
                                                          =========  =========

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                                  (Unaudited)
                (Dollar amounts in thousands except share data)
Note 9--Continued

      The information provided below is that of Centennial Cellular Corp. (before the consolidation of Puerto Rico), Puerto Rico, and the Company's consolidated information.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES
                   CONSOLIDATING BALANCE SHEET FINANCIAL DATA
                               November 30, 1998

                                  (Unaudited)
                             (Amounts in thousands)

                             Centennial
                              Cellular
                            Corp. before
                           Consolidation
                           of Puerto Rico Puerto Rico Eliminations Consolidated
                           -------------- ----------- ------------ ------------
         ASSETS
Current assets:
 Cash and cash
  equivalents............    $  29,626     $  2,890     $    --     $  32,516
 Accounts receivable--
  net....................       31,483       13,632          --        45,115
 Inventory--phones and
  accessories............        8,453          834          --         9,287
 Prepaid expenses and
  other current assets...        2,400          748          --         3,148
                             ---------     --------     --------    ---------
  Total current assets...       71,962       18,104          --        90,066
Property, plant &
 equipment--net..........      136,350      135,804          --       272,154
Investment in Puerto
 Rico, at cost...........       90,100          --       (90,100)         --
Equity investments in
 wireless telephone
 systems--net............       78,178          --           --        78,178
Debt issuance costs--
 net.....................        4,949        2,501          --         7,450
Cellular telephone
 licenses--net...........      213,235          --           --       213,235
Personal communications
 services licenses--net..          --        59,650          --        59,650
Goodwill--net............      121,039          --           --       121,039
Other assets--net........        6,596        5,676       (4,200)       8,072
                             ---------     --------     --------    ---------
                             $ 722,409     $221,735     $(94,300)   $ 849,844
                             =========     ========     ========    =========
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable........    $   2,598     $  6,555     $    --     $   9,153
 Accrued expenses and
  other current
  liabilities............       51,379       20,107          --        71,486
 Payable to affiliate....          250          268          --           518
                             ---------     --------     --------    ---------
  Total current
   liabilities...........       54,227       26,930          --        81,157
Long-term debt...........      350,000      157,000          --       507,000
Deferred liability.......          --         4,200       (4,200)         --
Deferred income taxes....       29,221          --           --        29,221
Convertible redeemable
 preferred stock.........      186,287          --           --       186,287
Second series convertible
 redeemable preferred
 stock...................        7,252          --           --         7,252
Common stockholders'
 equity:
 Common stock, par value
  $.01 per share:
 Class A.................          167          --           --           167
 Class B.................          105          --           --           105
 Additional paid-in
  capital................      349,802       90,100      (90,100)     349,802
 Other...................      (33,252)         --           --       (33,252)
 Accumulated deficit.....     (221,400)     (56,495)         --      (277,895)
                             ---------     --------     --------    ---------
  Total common
   stockholders' equity..       95,422       33,605      (90,100)      38,927
                             ---------     --------     --------    ---------
                             $ 722,409     $221,735     $(94,300)   $ 849,844
                             =========     ========     ========    =========

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                                  (Unaudited)
                (Dollar amounts in thousands except share data)
Note 9--Continued

                             Centennial
                              Cellular
                            Corp. before
                           consolidation
                           of Puerto Rico Puerto Rico Eliminations Consolidated
                           -------------- ----------- ------------ ------------
Revenue..................     $112,836      $51,762       $--        $164,598
                              --------      -------       ----       --------
Costs and expenses:
  Cost of equipment
   sold..................        8,203        1,259        --           9,462
  Cost of services.......       12,490        9,634        --          22,124
  Selling, general &
   administrative........       31,877       19,565        --          51,442
  Depreciation and
   amortization..........       41,499       23,044        --          64,543
                              --------      -------       ----       --------
                                94,069       53,502        --         147,571
                              --------      -------       ----       --------
Operating income (loss)..       18,767       (1,740)       --          17,027
                              --------      -------       ----       --------
Income from equity
 investments.............        7,490          --         --           7,490
Gain on sale of assets...        9,556           55        --           9,611
Interest expense.........       16,228        5,712        --          21,940
                              --------      -------       ----       --------
Income (loss) before
 income tax expense and
 minority interest.......       19,585       (7,397)       --          12,188
Income tax expense.......        5,836          --         --           5,836
                              --------      -------       ----       --------
Income (loss) before
 minority interest.......       13,749       (7,397)       --           6,352
Minority interest in
 income of subsidiaries..           (9)         --         --              (9)
                              --------      -------       ----       --------
Net income (loss)........     $ 13,740      $(7,397)      $--        $  6,343
                              ========      =======       ====       ========

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Centennial Cellular Corp.
New Canaan, Connecticut

      We have audited the accompanying consolidated balance sheets of Centennial Cellular Corp. and Subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the three years in the period ended May 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Centennial Cellular Corp. and Subsidiaries as of May 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Stamford, Connecticut
July 17, 1998

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   (Amounts in thousands, except share data)

                                                                 May 31,
                                                            ------------------
                                                              1998      1997
                                                            --------  --------
                          ASSETS
CURRENT ASSETS:
 Cash and cash equivalents................................  $ 14,620  $ 43,415
 Accounts receivable, less allowance for doubtful accounts
  of $2,693 and $2,130, respectively......................    37,178    29,991
 Inventory--phones and accessories........................     7,304     4,080
 Prepaid expenses and other current assets................       548       756
                                                            --------  --------
    TOTAL CURRENT ASSETS..................................    59,650    78,242
PROPERTY, PLANT AND EQUIPMENT--net........................   263,661   177,292
EQUITY INVESTMENT IN WIRELESS SYSTEMS--net................    87,634    94,153
DEBT ISSUANCE COSTS, less accumulated amortization of
 $6,097 and $3,606, respectively..........................     8,538     9,863
CELLULAR TELEPHONE LICENSES, less accumulated amortization
 of $263,633 and $213,739, respectively...................   235,508   285,202
PERSONAL COMMUNICATIONS SERVICE LICENSE, less accumulated
 amortization of $2,324 and $755, respectively............    60,435    62,004
GOODWILL, less accumulated amortization of $27,016 and
 $23,185, respectively....................................   124,533   130,065
OTHER ASSETS--net.........................................     7,458     8,029
                                                            --------  --------
    TOTAL.................................................  $847,417  $844,850
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable.........................................  $  9,805  $  1,754
 Accrued expenses and other current liabilities...........    64,445    60,306
 Payable to affiliate.....................................       435     1,192
                                                            --------  --------
    TOTAL CURRENT LIABILITIES.............................    74,685    63,252
LONG-TERM DEBT............................................   510,000   429,000
DEFERRED LIABILITY........................................     2,200     2,200
DEFERRED INCOME TAXES.....................................    26,584    43,977
COMMITMENTS AND CONTINGENCIES (Note 11)
PREFERRED STOCK:
 Convertible redeemable preferred stock (at aggregate
  liquidation value), par value of $.01 per share, 102,187
  shares authorized, issued and outstanding shares
  (redemption value of $1,823.00 per share)...............   186,287   186,287
 Second series convertible redeemable preferred stock (at
  aggregate liquidation value), par value $.01 per share,
  3,978 shares authorized, issued and outstanding shares
  (redemption value of $1,823.00 per share)...............     7,252     7,252
 Senior preferred stock, par value $.01 per share,
  dividend rate 14%, 250,000 shares authorized, none
  issued..................................................       --        --
 Additional preferred stock, par value $.01 per share,
  10,000,000 shares authorized, 3,978 shares issued as
  second series convertible redeemable preferred stock....       --        --
COMMON STOCKHOLDERS' EQUITY:
 Common stock par value $.01 per share:
 Class A, 1 vote per share, 100,000,000 shares
  authorized; issued, 16,716,683 and 16,492,884 shares,
  respectively; and outstanding 15,084,474 and 16,404,075
  shares, respectively....................................       167       165
 Class B, 15 votes per share, 50,000,000 shares
  authorized, issued and outstanding 10,544,113 shares....       105       105
 Additional paid-in capital...............................   358,018   369,704
 Accumulated deficit......................................  (284,238) (252,291)
                                                            --------  --------
                                                              74,052   117,683
 Less: Cost of 1,632,209 and 88,809 Class A common shares
  in treasury, respectively...............................   (30,614)   (1,801)
   Shareholder note receivable............................       --     (3,000)
   Deferred compensation..................................    (3,029)      --
                                                            --------  --------
 TOTAL COMMON STOCKHOLDERS' EQUITY........................    40,409   112,882
                                                            --------  --------
    TOTAL.................................................  $847,417  $844,850
                                                            ========  ========

                 See notes to consolidated financial statements

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (Amounts in thousands, except share data)

                                                  Year Ended May 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
REVENUES:
  Service revenue--Domestic.............  $   177,999  $   140,674  $   105,461
  Service revenue--Puerto Rico..........       53,098        5,680          --
  Equipment sales.......................        4,719        2,858        2,649
  Interest income.......................        1,685        1,811        4,087
                                          -----------  -----------  -----------
                                              237,501      151,023      112,197
                                          -----------  -----------  -----------
COSTS AND EXPENSES:
  Cost of equipment sold--Domestic......       15,623       15,441       10,838
  Cost of equipment sold--Puerto Rico...          806          571          --
  Cost of services--Domestic............       24,226       19,061       15,097
  Cost of services--Puerto Rico.........       14,163        3,155          194
  Selling, general and administrative--
   Domestic.............................       54,983       44,538       33,968
  Selling, general and administrative--
   Puerto Rico..........................       26,807       10,594          220
  Depreciation and amortization--
   Domestic.............................       81,402       77,392       70,910
  Depreciation and amortization--Puerto
   Rico.................................       32,792        6,328           79
                                          -----------  -----------  -----------
                                              250,802      177,080      131,306
                                          -----------  -----------  -----------
OPERATING LOSS .........................      (13,301)     (26,057)     (19,109)
                                          -----------  -----------  -----------
INCOME FROM EQUITY INVESTMENTS..........       13,069       15,180       10,473
GAIN ON SALE OF ASSETS..................            5        3,819        8,310
INTEREST EXPENSE--DOMESTIC..............       34,407       30,910       27,334
INTEREST EXPENSE--PUERTO RICO...........       10,748        2,469          552
                                          -----------  -----------  -----------
  LOSS BEFORE INCOME TAX BENEFIT AND
   MINORITY INTEREST....................      (45,382)     (40,437)     (28,212)
INCOME TAX BENEFIT......................      (13,597)      (7,295)     (11,596)
                                          -----------  -----------  -----------
  LOSS BEFORE MINORITY INTEREST.........      (31,785)     (33,142)     (16,616)
MINORITY INTEREST IN INCOME OF
 SUBSIDIARIES...........................         (162)        (153)         (15)
                                          -----------  -----------  -----------
  NET LOSS..............................  $   (31,947) $   (33,295) $   (16,631)
                                          ===========  ===========  ===========
DIVIDENDS ON PREFERRED STOCK............  $    16,451  $    15,948  $    13,590
                                          ===========  ===========  ===========
LOSS APPLICABLE TO COMMON SHARES........  $   (48,398) $   (49,243) $   (30,221)
                                          ===========  ===========  ===========
LOSS PER COMMON SHARE--BASIC AND
 DILUTED................................  $     (1.85) $     (1.83) $     (1.13)
                                          ===========  ===========  ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 AND COMMON SHARE EQUIVALENTS
 OUTSTANDING DURING THE PERIOD..........   26,181,000   26,934,000   26,770,000
                                          ===========  ===========  ===========

                 See notes to consolidated financial statements

                  CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                   (Amounts in thousands, except share data)

                              Common Stock
                  -------------------------------------
                       Class A            Class B       Additional           Shareholder
                  ------------------ ------------------  Paid-In   Treasury     Note       Deferred   Accumulated
                    Shares   Dollars   Shares   Dollars  Capital    Stock    Receivable  Compensation   Deficit    Total
                  ---------- ------- ---------- ------- ---------- --------  ----------- ------------ ----------- --------
Balance at June
 1, 1995........  15,741,752  $157   10,544,113  $105    $395,735  $ (1,801)   $(3,000)    $   --      $(202,365) $188,831
Common Stock
 issued in
 conjunction
 with incentive
 plans..........     493,441     5          --    --          448       --         --          --            --        453
Common Stock
 issued in
 conjunction
 with
 acquistions....     226,665     3          --    --          --        --         --          --            --          3
Vesting of stock
 options........         --    --           --    --          940       --         --          --            --        940
Net loss........         --    --           --    --          --        --         --          --        (16,631)  (16,631)
Accretion in
 liquidation
 value of
 preferred
 stock..........         --    --           --    --      (13,590)      --         --          --            --    (13,590)
                  ----------  ----   ----------  ----    --------  --------    -------     -------     ---------  --------
Balance at May
 31, 1996.......  16,461,858   165   10,544,113   105     383,533    (1,801)    (3,000)        --       (218,996)  160,006
Common Stock
 issued in
 conjunction
 with incentive
 plans..........      31,026   --           --    --          132       --         --          --            --        132
Preferred stock
 dividends......         --    --           --    --      (15,948)      --         --          --            --    (15,948)
Income tax
 benefit-stock
 options
 exercised......         --    --           --    --        1,987       --         --          --            --      1,987
Net loss........         --    --           --    --          --        --         --          --        (33,295)  (33,295)
                  ----------  ----   ----------  ----    --------  --------    -------     -------     ---------  --------
Balance at May
 31, 1997.......  16,492,884   165   10,544,113   105     369,704    (1,801)    (3,000)        --       (252,291)  112,882
Common Stock
 issued in
 conjunction
 with incentive
 plans..........     223,799     2          --    --        4,765       --         --       (3,029)          --      1,738
Preferred stock
 dividends......         --    --           --    --      (16,451)      --         --          --            --    (16,451)
Treasury stock
 purchases......         --    --           --    --          --    (28,813)       --          --            --    (28,813)
Repayment of
 shareholder
 note
 receivable.....         --    --           --    --          --        --       3,000         --            --      3,000
Net loss........         --    --           --    --          --        --         --          --        (31,947)  (31,947)
                  ----------  ----   ----------  ----    --------  --------    -------     -------     ---------  --------
Balance at May
 31, 1998.......  16,716,683  $167   10,544,113  $105    $358,018  $(30,614)   $     0     $(3,029)    $(284,238) $ 40,409
                  ==========  ====   ==========  ====    ========  ========    =======     =======     =========  ========

                See notes to consolidated financial statements

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                      Year Ended May 31,
                                                 ------------------------------
                                                   1998       1997       1996
                                                 ---------  ---------  --------
OPERATING ACTIVITIES:
 Cash received from subscribers and others.....  $ 260,147  $ 173,781  $130,196
 Cash paid to suppliers, employees and
  governmental agencies........................   (162,638)  (116,016)  (73,694)
 Interest paid.................................    (42,738)   (30,809)  (32,220)
                                                 ---------  ---------  --------
  NET CASH PROVIDED BY OPERATING ACTIVITIES....     54,771     26,956    24,282
                                                 ---------  ---------  --------
INVESTING ACTIVITIES:
 Proceeds from sale of property, plant and
  equipment....................................         45      5,200       --
 Capital expenditures..........................   (129,300)   (88,990)  (38,082)
 Acquisition of other assets...................     (6,178)      (629)   (1,673)
 Acquisition/disposition and exchange of
  wireless telephone systems...................        --     (34,908)      396
 Acquisition of personal communications service
  license......................................        --      (2,752)  (44,813)
 Distributions received from equity
  investments..................................     10,109      6,863     6,870
 Capital contributed to equity investments.....       (787)    (2,878)   (1,463)
                                                 ---------  ---------  --------
  NET CASH USED IN INVESTING ACTIVITIES........   (126,111)  (118,094)  (78,765)
                                                 ---------  ---------  --------
FINANCING ACTIVITIES:
 Proceeds from long-term debt..................    216,000    119,000       --
 Repayment of long-term debt...................   (135,000)   (40,000)      --
 Debt issuance costs paid......................     (1,167)    (3,650)     (304)
 Dividends paid................................    (12,338)    (8,226)      --
 Proceeds from issuance of Class A Common
  Stock........................................        863        132       456
 Proceeds from shareholder note receivable.....      3,000        --        --
 Treasury stock purchases......................    (28,813)       --        --
                                                 ---------  ---------  --------
  NET CASH PROVIDED BY FINANCING ACTIVITIES....     42,545     67,256       152
                                                 ---------  ---------  --------
NET (DECREASE) IN CASH AND CASH EQUIVALENTS....    (28,795)   (23,882)  (54,331)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...     43,415     67,297   121,628
                                                 ---------  ---------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR.........  $  14,620  $  43,415  $ 67,297
                                                 =========  =========  ========
Reconciliation of net loss to net cash provided
 by operating activities:
Net loss.......................................  $ (31,947) $ (33,295) $(16,631)
                                                 ---------  ---------  --------
Adjustments to reconcile net loss to net cash
 provided by operating activities:
 Depreciation and amortization.................    114,194     83,720    70,989
 Minority interest in income of subsidiaries...        162        153        15
 Deferred income tax--decrease.................    (17,393)   (10,623)  (13,000)
 Equity in undistributed earnings of investee
  companies....................................    (13,069)   (15,180)  (10,473)
 Gain on sale on assets........................         (5)    (3,819)   (4,176)
 Other.........................................      3,469      1,925    (4,131)
 Change in assets and liabilities net of
  effects of acquired/exchanged wireless
  telephone systems:
 Accounts receivable--(increase)...............     (9,225)    (3,393)   (4,689)
 Prepaid expenses and other current assets--
  (increase)...................................     (3,014)    (2,614)     (511)
 Accounts payable and accrued expenses--
  increase.....................................      8,981      7,337     4,902
 Customer deposits and prepayments-- increase..      2,618      2,745     1,987
                                                 ---------  ---------  --------
  Total adjustments............................     86,718     60,251    40,913
                                                 ---------  ---------  --------
Net cash provided by operating activities......  $  54,771  $  26,956  $ 24,282
                                                 =========  =========  ========

                 See notes to consolidated financial statements

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

1. SIGNIFICANT ACCOUNTING POLICIES

      Description of business--Centennial Cellular Corp. ("Centennial" and together with its subsidiaries and partnership interests, the "Company") operates wireless telephone systems which produce high quality, high capacity communications to and from vehicle-installed, ready-to-carry and hand-held wireless telephones ("wireless telephones"). Wireless telephone systems are designed to allow for mobility of the subscriber. In addition to mobility, wireless telephone systems provide access through system interconnections to local and long distance telecommunications networks and offer other ancillary services such as voice mail, call waiting, call forwarding and conference calling. These communications services can be integrated with a variety of competing networks. Wireless telephone service is provided to subscribers through a variety of price plans, the most common being a monthly fixed charge plus additional variable charges per minute of airtime used.

      The Company operates and invests in wireless telephone systems in the United States (the "Domestic Wireless Telephone Systems" or "Domestic Wireless") and on December 12, 1996 the Company began providing wireless telephone service in Puerto Rico (the "Puerto Rico Wireless Telephone System" or "Puerto Rico Wireless"). The Company operates its Domestic Wireless Telephone Systems pursuant to 29 cellular licenses which it owns. The Company operates its Puerto Rico Wireless Telephone System pursuant to a Major Trading Area ("MTA") Personal Communications Service ("PCS") license to provide broadband PCS in the Commonwealth of Puerto Rico and the U.S. Virgin Islands. The Company also participates in the alternative access business in Puerto Rico pursuant to the Federal Communications Commission's requirements for interstate service and pursuant to an authorization issued to Puerto Rico Wireless in December 1994 by the Public Service Commission of the Commonwealth of Puerto Rico for intrastate service. Puerto Rico Wireless began providing competitive alternative access service in September 1997.

      Principles of consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries and partnership interests from their respective incorporation or acquisition dates. All material intercompany transactions and balances have been eliminated.

      Property, plant and equipment--Property, plant and equipment is stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets:

       Wireless telephone transmission and distribution systems
        and related equipment.....................................   10 years
       Miscellaneous equipment and furniture and fixtures......... 5-15 years
       PCS phones.................................................  18 months

      Cellular telephone and personal communications service licenses--Licenses consist of amounts allocated under purchase accounting from the purchase price of acquired assets. Cellular telephone licenses are amortized over a ten-year life using the straight-line method. The PCS license is being amortized over a forty-year life using the straight line method commencing with the date of operations, December 12, 1996 (See Valuation of long lived assets). During the fiscal years ended May 31, 1997 and 1996, the Company capitalized interest costs of $2,752 and $5,200, respectively, related to the acquisition of the PCS license. During 1998, no interest was capitalized.

      Equity investments in wireless systems--The Company records such investments at purchased cost at the date of acquisition and adjusts for the Company's share of net income or loss from the acquisition date. The difference between the cost of such investment and the underlying book value of $123,024 is amortized over ten years (See Note 7).

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

      Goodwill--The excess of purchase price over the estimated fair value of tangible and intangible net assets acquired is being amortized using the straight-line method over 40 years (See Valuation of long lived assets).

      Other Assets--Included in other assets at May 31, 1998 is a $6,000 deferred charge, net of accumulated amortization of $350, which represent certain costs incurred by the Company in relation to the Facilities Agreement with Century-ML dated January 2, 1995 (the "Facilities Agreement") (See Note 9 "Transactions with Affiliated Companies"). These costs are being amortized over the life of the Facilities Agreement (25 years).

      Income taxes--The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109, "Accounting for Income Taxes" which provides that the deferred tax provision is determined by the liability method. Deferred tax assets and liabilities are recognized based on the differences between the book and tax basis of assets and liabilities using presently enacted tax rates.

      Loss per common share--Effective with the quarter ended February 28, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for financial statements ending after December 15, 1997. This statement supersedes Accounting Principles Board Opinion No. 15 ("APB15") and replaces the presentation of primary earnings per share ("EPS") and fully diluted EPS on the face of the statement of operations with basic and diluted EPS. Basic EPS is calculated by dividing loss applicable to common shares by weighted average common shares outstanding. Diluted EPS reflects the potential dilution that could occur if potential common stock instruments of the Company were exercised, converted or issued. Adoption of SFAS 128 did not result in a change of EPS previously reported by the Company using APB 15.

      Revenue recognition--Wireless telephone service income includes earned subscriber service revenues and charges for installations and connections, net of associated roaming costs of $36,769, $28,049, and $20,000, in 1998, 1997 and 1996, respectively. Subscriber services paid in advance are recognized as income when earned.

      Valuation of long lived assets--The Company, on a quarterly basis, undertakes a review and valuation of the net carrying value, recoverability and write-off period of all categories of its long lived assets. The Company in its valuation considers current market values of wireless properties, competition, prevailing economic conditions, government policy including taxation and the Company's and the industry's historical and current growth patterns. The Company also considers its financial structure including the underlying cost of the securities which support the Company's internal growth and acquisitions, as well as the recoverability of the cost of its long lived assets based on a comparison of estimated undiscounted operating cash flows for the systems which generated long lived assets with the carrying value of the long lived assets.

      Management estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

      Disclosure of fair value of financial instruments--The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the immediate short-term maturity of these financial instruments. The carrying amounts of the Company's credit facilities approximate their fair values because of their variable interest rates.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

      Statement of cash flows--Short-term investments classified as cash equivalents in the consolidated financial statements consist principally of overnight deposits and commerical paper with acquired maturities of three months or less.

      Reclassifications--Certain prior year balances have been reclassified to conform with the current year presentation.

      New Accounting pronouncements--The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure", Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1997, and Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" in 1998. Additionally, during 1998, the AICPA's Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5 "Reporting on the Cost of Start-Up Activities". The Company believes these statements will not have a material impact on the Consolidated Financial Statements of the Company when adopted.

2. AGREEMENT AND PLAN OF MERGER

      On July 2, 1998, the Company and CCW Acquisition Corp. ("Acquisition"), a Delaware corporation organized at the direction of Welsh, Carson, Anderson & Stowe VIII, L.P. ("WCAS VIII"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Acquisition with and into Centennial (the "Merger"). Centennial will continue as the surviving corporation (the "Surviving Corporation") in the Merger.

      Subject to proration, pursuant to the Merger Agreement, outstanding Class A Common Stock ("Class A Common Stock") will be converted into the right to receive $43.50 per share in cash or to retain up to 7.1% of the common stock of the Surviving Corporation outstanding after the Merger. Class B Common Stock ("Class B Common Stock") will be converted into the right to receive $43.50 per share in cash; provided, that if the aggregate number of shares of Class A Common Stock elected to be retained by Centennial's existing stockholders is less than 7.1% of the shares outstanding after the Merger, then a number of shares of Class B Common Stock equal to the pro rata portion of such shortfall will be converted into shares of Class A Common Stock and retained. All outstanding Convertible Redeemable Preferred Stock (the "Convertible Redeemable Preferred Stock") and Second Series Convertible Redeemable Preferred Stock (the "Second Series Convertible Redeemable Preferred Stock" and, together with the Convertible Redeemable Preferred Stock, the "Redeemable Preferred Stock") will be converted into the right to receive $43.50 per share in cash on an as converted basis. (See Note 12 to the Company's Consolidated Financial Statements).

      Because 7.1% of the shares outstanding immediately after the effective time of the Merger (the "Effective Time") must be retained by such existing stockholders of the Company in the Merger, stockholders who do not elect to retain any shares may, due to proration, be required to retain some Common Stock. In addition, stockholders who elect to retain shares may, due to proration, retain Common Stock and receive cash in amounts which vary from the amounts such holders elected.

      Pursuant to the Merger Agreement, it is anticipated that each option to purchase Class A Shares (an "Option") granted under the Company's 1991 Employee Stock Option Plan and Non-Employee/Officer

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)
Director Option Plan, as amended (collectively, the "Option Plans") will be exercised or canceled pursuant to its terms or in exchange for a cash amount equal to the difference between $43.50 and the exercise price of the Option prior to the Effective Time. Each Option that is not exercised or canceled will remain outstanding immediately following the Effective Time and such Options will be subject to adjustment pursuant to the terms of the Option Plans.

      In connection with the execution of the Merger Agreement, Century Communications Corp. ("Century"), the Company's principal stockholder, entered into a Stockholder Agreement, dated July 2, 1998, with Acquisition (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, Century, which has an approximate 34% Common Stock interest and, through ownership of the Company's Class B Common Stock which has disproportionate votes per share (15 votes per share), an approximate 74% voting interest in the Company at May 31, 1998, agreed to vote its shares in favor of the approval and adoption of the Merger Agreement. Because Century agreed to approve the Merger by written consent, consummation of the Merger does not require approval by a majority of the Company's stockholders who are not affiliated with the Company or Acquisition.

      Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company shall conduct its business in the ordinary course consistent with past practice and shall use reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees. All statements contained in this Annual Report, including discussions of the Company's plans and strategies, are subject to the Company's covenants regarding the conduct of its business pending the Merger.

      The consummation of the Merger is subject to certain conditions, including, without limitation, the Company obtaining a final order from the Federal Communications Commission (the "FCC") approving the transfer of control of the Company to WCAS VIII and its affiliates, the expiration of antitrust regulatory waiting periods and Acquisition obtaining financing substantially on the terms contemplated by the commitment letters it received in connection with the Merger Agreement.

      Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses. However, in the event the Company or Acquisition shall have terminated the Merger Agreement as a result of either the Company entering into a definitive written agreement with respect to any merger, consolidation or other business combination, tender or exchange offer, recapitalization transaction, asset or stock purchase or other similar transaction with a third party (an "Acquisition Transaction") or the Board of Directors of the Company having withdrawn, modified or amended in any manner adverse to Acquisition its approval or recommendation of the Merger Agreement or approved, recommended or endorsed any proposal for an Acquisition Transaction, then the Company shall reimburse Acquisition for documented fees and expenses (subject to a maximum of $25.0 million) and pay Acquisition a termination fee of $40 million.

      In connection with the Merger, Acquisition has received a commitment from a third party for financing for Acquisition and certain existing and future subsidiaries of the Company in the aggregate amount of approximately $1.6 billion in the form of senior secured credit facilities and an unsecured bridge loan. Additionally, an affiliate of WCAS VIII has agreed to purchase approximately $150 million aggregate amount of subordinated notes of the Surviving Corporation. Finally, WCAS VIII and other equity investors have agreed

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data) to purchase approximately $350 million of common stock of the Surviving Corporation. It is anticipated that this funding will be used to pay the merger consideration described above and related fees and expenses. Additionally, pursuant to the Merger Agreement, the Company has agreed that, upon the request of Acquisition, it will commence offers to repurchase its two outstanding issuances of public debt (the "Debt Offers"). As a condition to the closing of the Merger, the Company must consummate the Debt Offers prior to the closing date of the Merger. There can be no assurance that Acquisition will receive the funding referred to above or, if it does receive such funding, there can be no assurance as to the timing or terms thereof. Additionally, there can be no assurance that the Debt Offers will be consummated. Finally, in the event that Acquisition must seek alternative financing to consummate the Merger there can be no assurance that it will be able to secure alternative financing on terms no less favorable than the terms of the above commitments.

      The accompanying consolidated financial statements have been prepared on a historical basis and do not include any adjustments relating to the Agreement and Plan of Merger.

3. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

      In connection with the completion of the acquisitions made during the year ended May 31, 1996, the Company recorded approximately $9,120 in goodwill and in deferred income taxes, resulting from differences between the book and tax basis of certain assets acquired (See Note 4).

      During the year ended May 31, 1996, the Company reclassified $2,774 of property, plant and equipment, $2,801 of goodwill, $160 of other assets, $476 of accounts receivable and $672 of accounts payable to cellular telephone license as a result of the exchange of cellular markets described in Note 4.

4. ACQUISITIONS/EXCHANGES/DISPOSITIONS

      On June 8, 1998, the Company disposed of its investment interest in the Coconino, Arizona RSA, representing approximately 43,500 Net Pops, for $13,500 in cash. During the first quarter of fiscal 1999, the Company recorded a pre-tax gain of approximately $9,500 in relation to the sale of this investment interest.

      During the three years ended May 31, 1998, the Company acquired/exchanged/sold the net assets and interests in wireless telephone and PCS licenses as follows:

                                                         Amounts allocated to
                                                        -----------------------
                                                                      Property,
                        Number of                         Wireless      plant
Year Ended            systems (net)        Total net    telephone and    and
May 31,          acquired/exchanged/sold purchase price PCS licenses  equipment
----------       ----------------------- -------------- ------------- ---------
1997............             1              $ 35,000       $33,429     $ 1,234
1996............            (1)             $ (1,296)      $ 8,517     $(5,048)

      These transactions have been included in the accompanying consolidated financial statements from the respective dates of acquisition. The Company has recorded the purchase price of the wireless telephone systems at the fair value of acquired assets on the date of acquisition with the excess purchase price being recorded as cellular telephone licenses and goodwill.

      The Company was the successful bidder for one of two MTA licenses (granted June 23, 1995) to provide broadband PCS services in the Commonwealth of Puerto Rico and the U.S. Virgin Islands. The licensed area represents approximately 3,600,000 Net Pops. The amount of the final bid submitted and paid by the Company was $54,672. The Company used a portion of the net proceeds from the sale of the 10 1/8% Senior Notes due 2005 to pay a portion of the purchase price for the license (See Note 8).

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

      The Company also participates in the alternative access business in Puerto Rico pursuant to FCC requirements for interstate service and pursuant to an authorization issued to the Company in December, 1994 by the Public Service Commission of the Commonwealth of Puerto Rico for intrastate service.

      On September 12, 1996, the Company acquired, for approximately $35,000 in cash, 100% of the ownership interests in the partnership owning the wireless telephone system serving the Benton Harbor, Michigan MSA. The Benton Harbor market represents approximately 161,400 Net Pops. Approximately $33,429 of the purchase price was allocated to cellular telephone license.

      On October 31, 1995, the Company acquired (i) a 94.3% interest in the wireless telephone system serving the Lafayette, Louisiana MSA, representing approximately 205,700 Net Pops, in exchange for the Company's wireless telephone system serving the Jonesboro, Arkansas RSA (comprising approximately 205,000 Net Pops), the license rights and assets located in and covering Desoto and Red River Parishes of Louisiana 3 RSA (comprising approximately 34,700 Net
Pops), the license rights and assets located in and covering a section of Morehouse Parish of Louisiana 2 RSA (comprising approximately 24,100 Net Pops) and a cash payment by the Company of approximately $5,580, subject to adjustment, and (ii) an additional 14.3% minority interest in the Elkhart, Indiana RSA and an additional 12.7% minority interest in the Lake Charles, Louisiana MSA for a cash payment of approximately $2,951.

      On June 30, 1995, the Company acquired the wireless telephone systems serving (a) Newtown, LaPorte, Starke, Pulaski, Jasper and White, Indiana, (b) Kosciusko, Noble, Steuben and Lagrange, Indiana (c) Williams, Defiance, Henry and Paulding, Ohio and (d) Copiah, Simpson, Lawrence, Jefferson Davis, Walthall and Marion, Mississippi, representing an aggregate of approximately 608,100 Net Pops. The above-described systems were acquired by the Company in exchange for the Company's wireless telephone systems serving the Roanoke, Virginia MSA, the Lynchburg, Virginia MSA, North Carolina RSA #3 and Iowa RSA #5, representing an aggregate of approximately 644,000 Net Pops. Simultaneously with the consummation of the transaction described above, the Company sold its 72.2% interest in the wireless telephone system serving the Charlottesville, Virginia MSA, representing an aggregate of approximately 94,700 Net Pops, for a cash purchase price of approximately $9,914, subject to adjustment. The Company recognized a gain of approximately $4,176 as a result of the sale.

5. PRO FORMA INFORMATION

      The summary pro forma information includes the operations of the Company and completed acquisitions in each case as if such acquisitions/exchanges/sales had been consummated as of June 1, 1995.

                                                          Year Ended May 31,
                                                          --------------------
                                                            1997       1996
                                                          ---------  ---------
                                                              (Unaudited)
       Revenues.......................................... $ 152,293  $ 116,081
       Net loss.......................................... $ (32,255) $ (18,891)
       Basic loss per common share....................... $   (1.79) $   (1.21)

      Pro forma loss per common share for the years ended May 31, 1997 and 1996 is calculated using the weighted average number of common shares outstanding during the period.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

6. ACCOUNT ANALYSIS

      Property, plant and equipment consists of the following:

                                                                May 31,
                                                           ------------------
                                                             1998      1997
                                                           --------  --------
   Land................................................... $  1,946  $  1,752
   Wireless telephone transmission and distribution
    systems and related equipment.........................  274,376   183,417
   Miscellaneous equipment and furniture and fixture......   22,523    15,753
   PCS phones.............................................   44,497    14,781
                                                           --------  --------
                                                            343,342   215,703
   Less accumulated depreciation..........................  (79,681)  (38,411)
                                                           --------  --------
                                                           $263,661  $177,292
                                                           ========  ========

      Depreciation expense was approximately $46,211, $17,684 and $8,851 for the years ended May 31, 1998, 1997 and 1996, respectively.

      Accrued expenses and other current liabilities consists of the following:

                                                                May 31,
                                                           ------------------
                                                             1998      1997
                                                           --------  --------
   Accrued interest payable............................... $  3,570  $  3,482
   Customer deposits & prepayments........................   10,345     7,727
   Accrued roamer service.................................    3,731     4,247
   Accrued dividend on preferred stock....................    8,225     4,113
   Accrued network buildout...............................    8,181     6,000
   Accrued unpaid invoices................................   13,801     9,620
   Accrued miscellaneous..................................   16,592    25,117
                                                           --------  --------
                                                           $ 64,445  $ 60,306
                                                           ========  ========

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)
7. EQUITY INVESTMENT IN WIRELESS SYSTEMS

      In conjunction with the Jonesboro/Lafayette systems exchange in fiscal 1996, the Company acquired an additional 12.7% minority interest in the Lake Charles, Louisiana MSA for a cash payment of approximately $1,106.


      The following summarizes the assets, liabilities and partners' capital, and results of operations of the seven wireless partnerships in which the Company's investments are accounted for by the equity method. All amounts have been derived from the individual wireless partnerships' financial statements through December 31, 1997 and adjusted for interim financial activity from the wireless partnerships' calendar year end to the Company's fiscal year end.

                                                                   May 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
                                                                 (unaudited)
   Assets
     Current................................................. $141,772 $117,062
     Noncurrent..............................................  493,011  481,308
                                                              -------- --------
                                                              $634,783 $598,370
                                                              ======== ========
   Liabilities and Partners' Capital
     Current liabilities..................................... $ 84,087 $ 58,659
     Noncurrent liabilities..................................    2,032    2,936
     Partners' capital.......................................  548,664  536,775
                                                              -------- --------
                                                              $634,783 $598,370
                                                              ======== ========

                                                   Year Ended May 31,
                                              -------------------------------
                                                1998       1997       1996
                                              ---------  ---------  ---------
                                                       (unaudited)
   Results of Operations
     Revenues................................ $ 569,756  $ 520,873  $ 455,392
     Costs and expenses......................   456,881    386,397    331,822
     Other (income) expense..................      (764)      (120)      (604)
                                              ---------  ---------  ---------
     Net income.............................. $ 113,639  $ 134,596  $ 124,174
                                              =========  =========  =========
   Centennial Cellular Corp. share of part-
    nership net income....................... $  13,069  $  15,180  $  10,473
                                              =========  =========  =========

      The following presents the Company's ownership percentage of the Wireless Partnerships in which the Company's investments are accounted for by the equity method as of May 31, 1998:

   Wireless Partnership                                             % ownership
   --------------------                                             -----------
   Lake Charles CellTel Co.........................................    25.1%
   Sacramento-Valley Limited Partnership...........................    23.5%
   Modoc RSA Limited Partnership...................................    25.0%
   Coconino, Arizona RSA Limited Partnership (sold June 8, 1998)...    21.3%
   Cal-One Cellular Limited Partnership............................     6.9%
   Pennsylvania RSA-6 (I) and (II) Limited Partnership.............    14.3%
   GTE Mobilnet of California Limited Partnership..................     2.9%

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)
      The Company uses the equity method of accounting to record the investments in partnerships. Under the equity method, the partnership investments were initially recorded at cost and are adjusted for distributions received from the partnerships, additional capital contributions, and the Company's share of the partnership's results of operations.

      An analysis of the Company's consolidated investments is as follows:

   Investment in Partnerships at June 1, 1995....................... $106,280
     Add: Additional capital contributions paid.....................    1,463
        Company's share of Partnerships' net income.................   10,473
        Additional investment in Partnerships.......................    1,105
     Less: Amortization of Investment--cost in excess of underlying book value....................................................  (12,247)
        Partnership's distribution to the Company...................   (6,870)
                                                                     --------
   Investment in Partnerships at May 31, 1996.......................  100,204
     Add: Additional capital contributions paid.....................    2,878
        Company's share of Partnerships' net income.................   15,180
     Less: Amortization of Investment--cost in excess of underlying book value....................................................  (12,290)
        Partnerships' distributions to the Company, including
         receivable of $4,956.......................................  (11,819)
                                                                     --------
   Investment in Partnerships at May 31, 1997....................... $ 94,153
     Add: Additional capital contributions paid.....................      787
        Company's share of Partnerships' net income.................   13,069
     Less: Amortization of Investment--cost in excess of underlying book value....................................................  (12,302)
        Partnerships' distributions to the Company, including
         receivable of $2,920.......................................   (8,073)
                                                                     --------
   Investment in Partnerships at May 31, 1998....................... $ 87,634
                                                                     ========

8. LONG-TERM DEBT

                                                                   May 31,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
   8 7/8% Senior Notes due 2001 ............................. $250,000 $250,000
   10 1/8% Senior Notes due 2005 ............................  100,000  100,000
   Domestic Credit Facility..................................   10,000    5,000
   Puerto Rico Credit Facility...............................  150,000   74,000
   Current maturities........................................      --       --
                                                              -------- --------
                                                              $510,000 $429,000
                                                              ======== ========

      On November 15, 1993, the Company issued $250,000 of eight-year unsecured Senior Notes (the "8 7/8% Notes"). The interest on the 8 7/8% Notes is payable semi-annually at an interest rate of 8 7/8%. The interest is computed on the basis of a 360-day year (twelve 30 day months). The maturity date of the 8 7/8% Notes is November 1, 2001 unless redeemed earlier at the option of the Company, however not prior to May 1, 1999. If early redemption is sought during the twelve-month period beginning May 1 of each of the following years, the redemption price is calculated using:

       Year                                                           Percentage
       ----                                                           ----------
       1999..........................................................   105.25%
       2000..........................................................   103.50%
       2001..........................................................   101.75%

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

      Costs associated with the bond offering of $4,898 were capitalized and are being amortized on a straight-line basis over the life of the issue. At May 31, 1998 and 1997, the 8 7/8% Notes were trading at 104.01% and 99.47% of par or $260,025 and $248,675, respectively.

      On May 11, 1995, the Company issued $100,000 of ten-year unsecured Senior Notes (the "10 1/8% Notes"). The interest on the 10 1/8% Notes is payable semi-annually on the basis of a 360-day year (twelve 30 day months). The 10 1/8% Notes rank "pari passu" with the Company's 8 7/8% Notes and may not be redeemed prior to maturity on May 15, 2005. Costs associated with the May 11, 1995 bond offering of approximately $4,614 were capitalized and are being amortized on a straight-line basis over the life of the issue. At May 31, 1998 and 1997, the notes were trading at 110.87% and 104.25% of par or $110,870 and $104,250, respectively.

      Centennial Puerto Rico Wireless Corporation, a wholly owned subsidiary of the Company ("CPRW"), has a four-year $180,000 revolving credit facility, as amended, (the "Puerto Rico Credit Facility"). As of May 31, 1998, the Puerto Rico Credit Facility had $150,000 outstanding. The interest rate payable by CPRW on borrowings under the Puerto Rico Credit Facility is based, at the election of CPRW, on (a) the Base Rate, as defined, plus a margin of 1.50% or
(b) the Eurodollar Base Rate, as defined, plus a margin of 2.50%, adjusted for the maintenance of certain specified ratios, as applicable. The Puerto Rico Credit Facility, which is nonrecourse to the Company, is secured by substantially all of the assets of CPRW and its direct and indirect subsidiaries.

      As of May 31, 1998, the Company had $10,000 outstanding under its $75,000 domestic revolving credit facility (the "Domestic Credit Facility"). The interest rate payable on the Domestic Credit Facility is based, at the election of the Company, on (a) the Base Rate,as defined, plus a margin of 2% or (b) the Eurodollar Base Rate, as defined, plus a margin of 3%. The Domestic Credit Facility is secured by the pledge of the stock of certain of the Company's subsidiaries, and is further guaranteed by certain subsidiaries holding investment interests.

      The Domestic Credit Facility, the Puerto Rico Credit Facility and the Company's public debt instruments require the maintenance of certain financial and operating covenants, restrict the use of borrowing, limit the incurrence of additional indebtedness and limit the ability to pay dividends and management fees. The Company and CPRW were in compliance with all covenants of their debt instruments at May 31, 1998.

9. TRANSACTIONS WITH AFFILIATED COMPANIES

      The Company and Century Communications Corp. ("Century"), owner of approximately 34% of Centennial's common stock, currently maintain combined workers compensation and general insurance policies. The premiums are allocated between the Company and Century based upon the actual cost of each respective company's coverage. The Company believes that the amounts payable by the Company under such arrangement are more favorable than the premiums the Company would pay if it were to obtain coverage under a separate policy. The Company's cost of such insurance was approximately $624, $727 and $1,688 for the fiscal years ended May 31, 1998, 1997 and 1996 respectively, all of which was paid in full during the current fiscal year. In fiscal 1996 the Company and Century also maintained combined group health, life and casualty coverage.

      The Company is controlled by Century. Century has an approximate 34% common stock interest and, through ownership of the Company's Class B Common Stock which has disproportionate votes per share (15 votes per share), an approximate 74% voting interest in the Company at May 31, 1998. The Company and

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)
Century entered into a Services Agreement, effective August 30, 1996 (the "Services Agreement"), pursuant to which Century, through its personnel, provides design, construction, management, operational, technical and maintenance for the wireless telephone, paging and related systems owned and operated by the Company. Such services also include providing all the services necessary for the monitoring, to the extent possible, of the activities of the partnerships in which the Company has minority equity interests, in such manner as to protect the interests of the Company. Such services have historically been provided to the Company by Century. As consideration for the services rendered and to be rendered under the Services Agreement, the Company pays Century the annual sum of $1,000 and reimburses Century for all costs incurred by Century or its affiliates (excluding the Company and its subsidiaries) that are directly attributable to the design, construction, management, operation and maintenance of the wireless telephone, paging and related systems of the Company or to the performance by Century of its other duties under the Services Agreement. For the year ended May 31, 1998 and 1997, the Company recorded expenses of $1,000 and $750, respectively, under the Services Agreement. At May 31, 1998 and 1997, $250 and $750, respectively, of such amounts were recorded within Payable to Affiliate on the Company's consolidated balance sheet. Century has entered into an agreement with CCW Acquisition Corp. pursuant to which it has agreed to terminate the Services Agreement as of the effective time of the Merger.

      The Company leases space for the mobile telephone switching office ("MTSO") serving the southwestern cluster and space on an antenna tower in the southwestern cluster from Century for an aggregate current annual rent of approximately $1 pursuant to an oral month to month lease agreement. Further, the Company leases certain warehouse space in Puerto Rico to Century-ML for a current annual rent of approximately $23 pursuant to a written lease agreement. The Company leases and shares capacity on the fiber optic cable television facility and network of Century-ML for the purpose of operating as a competitive access provider. The Company shares in the cost of construction, operation and maintenance of the Century-ML fiber network on a pro rata basis based on the percentage of the number of fibers of the network used by or reserved for the Company.

      During fiscal 1997, the Company recorded a deferred asset and related payable to an affiliate in its consolidated balance sheet in the amount of $6,000 to reflect certain costs incurred by the Company to secure the use of the fiber optic network as required by the Facilities Agreement. This amount, which was paid by the Company during fiscal 1998, represents the Company's share of the costs of constructing Century-ML's fiber optic network. (See Note
1).

      Leavy Rosensweig & Hyman, of which David Z. Rosensweig, a director and Secretary of the Company, is a member, serves as general counsel to the Company and Century. The Company paid approximately $426, $656 and $518, for legal services to Leavy, Rosensweig & Hyman for the fiscal years ended May 31, 1998, 1997, and 1996, respectively.

10. INCOME TAXES

      The provision (benefit) for income taxes are summarized as follows:

                                                      Year Ended May 31,
                                                  ----------------------------
                                                    1998      1997      1996
                                                  --------  --------  --------
   Current (Federal and State)................... $  3,796  $  3,328  $  1,404
   Deferred (Federal and State)..................  (17,393)  (10,623)  (13,000)
                                                  --------  --------  --------
                                                  $(13,597) $ (7,295) $(11,596)
                                                  ========  ========  ========

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)
      Deferred income taxes result primarily from non-deductible depreciation and amortization resulting from book and tax basis differences of acquired subsidiaries.

      The effective income tax rate of the Company differs from the statutory rate as a result of the following items:

                                                       Year Ended May 31,
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
Computed tax benefit at federal statutory rate on
 the loss before income taxes and minority
 interest........................................  $(15,883) $(14,153) $ (9,874)
Non-deductible amortization resulting from
 acquired subsidiaries...........................     1,341     1,346     1,253
Minority interest in subsidiary (income).........       (57)      (54)       (5)
State and local income tax provision (benefit),
 net of federal income tax benefit...............      (533)     (569)     (199)
Non recognized benefit of loss of Puerto Rico
 subsidiary......................................       --        926       --
Other, including the utilization of accumulated
 net operating losses and establishment of
 valuation allowance for certain net operating
 losses..........................................     1,535     5,209    (2,771)
                                                   --------  --------  --------
                                                   $(13,597) $ (7,295) $(11,596)
                                                   ========  ========  ========

      Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                           Year Ended May 31,
                                                           --------------------
                                                             1998       1997
                                                           ---------  ---------
   Deferred Tax Assets:
   Tax loss carryforward.................................. $  50,895  $  44,839
   Other..................................................       576        461
   Valuation allowance....................................   (13,189)   (11,758)
                                                           ---------  ---------
                                                           $  38,282  $  33,542
                                                           =========  =========
   Deferred Tax Liabilities:
   Amortization of intangible assets...................... $  43,958  $  58,442
   Depreciation of fixed assets...........................    20,908     19,077
                                                           ---------  ---------
                                                           $  64,866  $  77,519
                                                           =========  =========
   Net deferred tax liabilities........................... $  26,584  $  43,977
                                                           =========  =========

      The valuation allowance recorded at May 31, 1998 and 1997 represents the portion of recorded tax loss carryforwards for which it is more likely than not that the benefit of such carryforwards will not be realized.

      The net deferred tax liabilities at May 31, 1998 and 1997 of $26,584 and $43,977 respectively, have been classified as non-current deferred income taxes on the consolidated balance sheet.

      At May 31, 1998, the Company and its subsidiaries had approximately $119,740 of net operating loss carryforwards for federal income tax purposes, expiring through May 31, 2013, some of which are subject to limitation on their future utilization under Section 382 of the Internal Revenue Code of 1986.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

11. COMMITMENTS AND CONTINGENCIES

Equipment and Installation Services

      In July 1998, the Company entered into an agreement pursuant to which the Company has agreed, subject to certain conditions, to purchase equipment and installation services for its Domestic Wireless Telephone Systems over the next 3 years at a cost of approximately $50,000.

Legal Proceedings

      There are no material legal proceedings, other than routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party to or which any of their property is subject.

Pending Acquisitions

      The Company plans to exercise, prior to the effective time of the Merger, its right to acquire the minority interests held by Century Federal Inc., an affiliate of Century ("Century Federal"), in the Cass and Jackson, Michigan systems for the prices paid by Century Federal for such minority interests in the acquisitions of such systems ($2,000 and $1,000, respectively). Upon completion of these transactions, the Company will own 100% of these systems.

Stock Purchases

      During the year ended May 31, 1998, the Company directly purchased 1,270,200 shares of its Class A Common Stock in the open market for an aggregate purchase price of $23,524 pursuant to previous authorizations by the Company's Board of Directors. These shares have been accounted for as treasury shares. Subsequent to May 31, 1998, the Company has not directly purchased any additional shares of its Class A Common Stock in the open market. As of July 17, 1998, the Company is authorized to directly purchase 2,729,800 additional shares of its Class A Common Stock in the open market after giving effect to the shares purchased to date. Additionally, through a recently terminated agreement, the Company purchased 273,200 shares of its Class A Common Stock for approximately $5,400.

Lease Commitments

      The Company's annual lease obligations and expenses under operating leases were approximately $6,891, $4,230 and $2,023 for each of the years ended May 31, 1998, 1997 and 1996, respectively. The majority of these operating leases are short-term in nature and may be canceled by either party if appropriate notice is given.

12. PREFERRED STOCK AND COMMON STOCK

Common Stock

      The voting rights with respect to the two classes of the Company's common stock are as follows: Class A shares entitle the holder to one vote per share, Class B shares entitle the holder to fifteen votes per share.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

      Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis.

      The Company is restricted from paying dividends on its common stock by its debt covenants (see Note 8).

Preferred Stock

      On August 30, 1991, the Company completed a merger (the "1991 Merger") with Citizens Cellular Company, a wholly-owned subsidiary of Citizens ("Citizens Cellular"). In connection with the 1991 Merger, the Company issued the Convertible Redeemable Preferred Stock valued at $128,450 and 1,367,099 shares of Class B Common Stock representing 18.8% of the then common equity. The Convertible Redeemable Preferred Stock is convertible on or after the third anniversary from the date of issuance into 2,972,335 shares of Class A or B Common Stock. Although the Convertible Redeemable Preferred Stock carried no cash dividend requirement through August 30, 1996, the shares accreted liquidation preference and redemption value at the rate of 7.5% per annum, compounded quarterly, until then. The fully accreted liquidation preference and redemption value of such preferred stock at August 30, 1996 was $186,287. The accretion for the years ended May 31, 1997 and 1996, totaled approximately $3,475 and $13,080, respectively. Beginning September 1, 1996, the holders of the Convertible Redeemable Preferred Stock were eligible to receive cash dividends at the rate of 8.5% per annum, when and as declared by the Board of Directors of the Company, in its discretion.

      In connection with an amendment to the New Services Agreement, which was entered into in connection with the 1991 Merger, the Company issued to Century the Second Series Convertible Redeemable Preferred Stock valued at $5,000. The Second Series Convertible Redeemable Preferred Stock has terms identical to those of the Convertible Redeemable Preferred stock discussed above. The Second Series Convertible Redeemable Preferred Stock is convertible on or after the third anniversary from the date of issuance into 115,710 shares of Class A or B Common Stock. The fully accreted liquidation preference and redemption value of such preferred stock at August 30, 1996 was $7,252. The accretion for the years ended May 31, 1997 and 1996, totaled approximately $135 and $510, respectively.

      Assuming no change in the number of shares of such classes outstanding, the annual dividend that may be declared and made payable, with respect to the preferred stock is $15,834 and $616, respectively. Both classes of preferred stock are subject to mandatory redemption in fiscal 2007. Any unpaid dividends continue to accumulate without additional cost to the Company. During the years ended May 31, 1998 and 1997, the Company paid quarterly cash dividends with respect to both classes of preferred stock totaling $12,338 and $8,226, respectively. The Company will determine, from time to time, the timing, amount, or distribution (if any) of additional preferred stock dividends.

13. COMPENSATION PLANS AND ARRANGEMENTS

1991 Employee Stock Option Plan

      The Company's 1991 Employee Stock Option Plan (the "Employee Stock Option Plan") as amended, provides for the grant of options to purchase up to 2,025,000 shares of Class A Common Stock reserved thereunder to directors, officers and other key employees of the Company. The Employee Stock Option Plan permits the issuance of "incentive stock options," as defined in Section 422A of the Internal Revenue Code of

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)
1986, as amended (the "Code"), as well as non-qualified stock options and stock appreciation rights. The Employee Stock Option Plan is administered by the Employee Stock Option Committee of the Board of Directors which determines the recipients and provisions of options granted under the Employee Stock Option Plan, including the option price, term and number of shares subject to option. The Board of Directors may amend the Employee Stock Option Plan, but the approval of the stockholders is necessary to increase the total number of shares that may be issued or transferred under the Employee Stock Option Plan, to change the minimum purchase price for shares subject to options, to change the maximum period during which options or stock appreciation rights may be exercised or to extend the period during which options or stock appreciation rights may be granted under the Employee Stock Option Plan. Generally, the option price of incentive and non-statutory stock options granted may be as determined by the Employee Stock Option Committee, but must be at least equal to the fair market value of the shares on the date of grant. The maximum term of each option is ten years.

      For any participant who owns shares possessing more than 10% of the voting rights of the outstanding Common Stock, the exercise price of any incentive stock option must be at least 110% of the fair market value of the shares subject to such option on the date of grant and the term of the option may not be longer than five years. Options become exercisable at such time or times as the Employee Stock Option Committee may determine when it grants options. The Employee Stock Option Plan permits the exercise of options by the payment of cash or delivery of shares of Class A Common Stock equal in fair market value on the date of exercise to the exercise price. Options granted under the Employee Stock Option Plan are not transferable by the holder.

      Since December 27, 1991, the Company has awarded options to purchase approximately 2,210,782 shares of Class A Common Stock under the Employee Stock Option Plan to approximately 215 employees of the Company, including executive officers and directors. During the fiscal years ended May 31, 1998, 1997 and 1996 the number of such options awarded were approximately 488,000, 925,782, and 0, respectively. At May 31, 1998, 558,245 options were exercisable.

Director Option Plan

      The Company's Non-Employee/ Officer Director Option Plan (the "Director Option Plan") was adopted on October 27, 1993. The Director Option Plan provides for the grant of non-qualified options to purchase up to 50,000 shares of Class A Common Stock to non-employee/officer directors, who are not employees of the Company or its subsidiaries. Options for 1,000 shares of Class A Common Stock shall be automatically granted under the Director Option Plan on the date of the annual meeting of shareholders of the Company in each of the years 1993 through 2002. The Board of Directors may amend the Director Option Plan, except that the approval of the stockholders is necessary to increase the total number of shares which may be issued or transferred under the Director Option Plan, to change the minimum purchase price for shares subject to options, to change the maximum period during which options may be exercised or to extend the period during which options may be granted under the Director Option Plan. Generally, the option price of non-qualified stock options granted may be as determined by the Director Option Committee, but must be at least equal to 100% of the fair market value of the shares on the date of the grant.

      Options become exercisable at the rate of 20% per year beginning with the first anniversary of the date of the grant. The Director Option Plan permits the exercise of options by payments of cash or Class A Common Stock equal in value to the option price. Options granted under the Director Option Plan are not transferable by the holder other than by will or the laws of descent and distribution. During each of the fiscal

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data) years ended May 31, 1998, 1997 and 1996, 4,000 of such options were awarded. As of May 31, 1998, 18,198 options were outstanding under the Director Option Plan, of which 6,756 were exercisable. No options had been exercised as of May 31, 1998.

      A summary of the status of the Company's stock options as of May 31, 1996, 1997 and 1998 and changes during the years then ended are presented below:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Number     Price
                                                             ---------  --------
   1996 Outstanding at June 1, 1995......................... 1,296,952   $ 8.71
      Granted...............................................     4,000   $18.25
      Exercised.............................................  (423,665)  $ 1.00
      Canceled..............................................  (155,715)  $ 5.35
                                                             ---------
      Outstanding at May 31, 1996...........................   721,572   $13.98
   1997 Granted............................................. 1,362,282   $11.57
      Exercised.............................................    (1,704)  $ 9.75
      Canceled..............................................  (929,296)  $14.40
                                                             ---------
      Outstanding at May 31, 1997........................... 1,152,854   $10.80
   1998 Granted.............................................   492,000   $19.00
      Exercised.............................................   (50,616)  $10.53
      Canceled..............................................   (91,595)  $13.38
                                                             ---------
      Options outstanding as of May 31, 1998................ 1,502,643   $13.34
                                                             =========
      Options exercisable at May 31, 1998...................   565,001   $10.81
                                                             =========   ======

      The following table summarizes information about options outstanding at May 31, 1998:

   Range of                   Number    Weighted Average                    Number
   Exercise                 Outstanding    Remaining     Weighted Average Exercisable Weighted Average
    Prices                  at 5/31/98  Contractual Life  Exercise Price  at 5/31/98   Exercise Price
   --------                 ----------- ---------------- ---------------- ----------- ----------------
   $9.75--$13.5............  1,023,445     7.20 years         $10.84        559,045        $10.73
   $17--$20................    479,198     9.52 years          18.67          5,956         18.62
                             ---------     ----------         ------        -------        ------
                             1,502,643     7.94 years         $13.34        565,001        $10.81
                             =========     ==========         ======        =======        ======

1991 Employee Stock Purchase Plan

      The Company has reserved 200,000 shares of Class A Common Stock for issuance under the 1991 Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, eligible employees (which generally includes all full-time employees of the Company) are able to subscribe for shares of Class A Common Stock at a purchase price of 85% of the average market price (as defined) of the Class A Common Stock on the first day or last day of the payroll deduction period relating to an offering under the Purchase Plan. Payment of the purchase price of the shares is to be made in installments through payroll deductions, with no right of prepayment. The Purchase Plan is administered by the Compensation Committee of the Board of Directors. Rights to purchase shares of Class A Common Stock under the Purchase Plan may not be transferred

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data) by the recipient and may be forfeited in the event of the recipient's termination of employment. As of May 31, 1998, approximately 1,476 employees and officers of the Company were eligible to participate in the Purchase Plan. As of May 31, 1998, approximately 35,260 shares were subscribed for under the Purchase Plan.

Equity Incentive Plan

      The Company's 1993 Equity Incentive Plan (the "Equity Plan") was adopted by the Board of Directors and approved by the stockholders on October 27, 1993 and amended on October 29, 1996. The plan permits the issuance of up to 350,000 shares of the Company's Class A Common Stock for high levels of performance and productivity by officers and other management employees of the Company. The Equity Plan is administered by the Compensation Committee of the Company's Board of Directors. The plan authorizes the Committee to grant stock based awards that include but are not limited to, restricted stock, performance shares and deferred stock. The Committee determines the recipients and provisions of the grants under the Equity Plan, including the grant price, term and number of shares subject to grant.

      Generally, any employee will realize compensation taxable as ordinary income, and the Company will be entitled to a corresponding tax deduction in an amount equal to the sum of any cash received by the employee plus the fair market value of any shares of Class A Common Stock received by the employee. During the fiscal years ended May 31, 1998, 1997 and 1996, the number of restricted shares issued for awards under the Equity Plan were 131,000, 0 and 82,500. As of May 31, 1998, 216,500 restricted shares were outstanding under the Equity Plan. The expense reflected in the consolidated financial statements related to these restricted shares was not material. These restricted shares vest five years after the date of grant or upon the completion of the Plan of Merger (See Note 2).

      The estimated fair value of options granted during fiscal 1998, 1997 and 1996 were $6.69 per share, $3.49 per share and $5.81 per share, respectively. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized with respect to its stock option, and stock purchase plans. Had compensation cost for the Company's stock option plans and stock purchase plan been determined based on the fair value of the awards on the grant dates in accordance with the accounting provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net loss and net loss per common share for the years ended May 31, 1998, 1997 and 1996 would have been increased to the pro forma amounts indicated below:

                                                    1998      1997      1996
                                                  --------  --------  --------
   Loss applicable to Common shares:
     As reported................................. $(48,398) $(49,243) $(30,221)
     Pro forma................................... $(49,306) $(49,921) $(30,237)
   Loss per common share:
     As reported................................. $  (1.85) $  (1.83) $  (1.13)
     Pro forma................................... $  (1.88) $  (1.85) $  (1.13)

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)
      The fair value of options granted under the Company's stock option plans during fiscal 1998, 1997 and 1996 was estimated on the dates of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used:

                                                       1998     1997     1996
                                                      -------  -------  -------
       Expected Volatility...........................   43.63%   36.78%   36.78%
       Risk-Free Interest Rate.......................    5.45%       6%       6%
       Expected Lives of Option Grants............... 3 years  3 years  3 years

Incentive Award Plan

      The Incentive Award Plan (the "Incentive Plan") permits the grant of awards to key employees of the Company, which may include employee-directors and officers, payable in cash or shares of Class A Common Stock. The Company has reserved 200,000 shares of Class A Common Stock for issuance under the Incentive Plan. The awards are payable in five to ten equal annual installments on January 1 of the succeeding years after the grant of the award, provided that the recipient is an employee on the installment payment date. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which selects the recipients of awards as well as the amount of such awards and any restriction on such awards. The Board of Directors may amend the Incentive Plan. Awards granted under the Incentive Plan may not be transferred by the recipient and may be forfeited in the event of the recipient's termination of employment. As of May 31, 1998, approximately 1,490 employees, officers and directors of the Company were eligible to participate in the Incentive Plan. No awards have been made under the Incentive Plan.

1991 Stock Equivalent Plan

      The Company's 1991 Stock Equivalent Plan (the "Equivalent Plan") permits the grant of units of Class A Common Stock Equivalents ("units") to key employees of the Company, including officers and directors. The Equivalent Plan is administered by the Compensation Committee of the Board of Directors, which selects the employees to be granted units, determines the number of units covered by each grant, determines when units will be granted and the conditions subject to which any amount may become payable with respect to the units, and prescribes the form of instruments evidencing units granted under the Equivalent Plan. Payments for units may be made by the Company in cash or in shares of Class A Common Stock at the fair market value of the Class A Common Stock on the date of payment. The Company has reserved 200,000 shares of Class A Common Stock for issuance under the Equivalent Plan. As of May 31, 1998, approximately 1,490 employees, officers and directors of the Company were eligible to participate in the Equivalent Plan. Under the terms of the Equivalent Plan, the total number of units included in all grants to any participant may not exceed 10% of the total number of units for which grants may be made under the Equivalent Plan. Units granted under the Equivalent Plan are not transferable. As of May 31, 1998, no units had been granted under the Equivalent Plan.

Retirement Plan

      Effective January 1, 1994, the Company adopted a 401(k) defined contribution retirement plan covering employees of its wholly owned subsidiaries. If a participant decides to contribute, a portion of the contribution is matched by the Company. Total expense under the plan was approximately $326, $221, and $134 for the years ended May 31, 1998, 1997, and 1996, respectively.

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

NOTE 14. SEGMENT INFORMATION

      The Company's consolidated financial statements include two distinct business segments. The Domestic Wireless segment owns, operates and invests in wireless telephone systems. The Company's Puerto Rico Wireless segment began providing wireless telephone service in Puerto Rico on December 12, 1996 and participates in the alternative access business in Puerto Rico pursuant to the Federal Communications Commission's requirements for interstate service and pursuant to an authorization issued to Puerto Rico Wireless in December 1994 by the Public Service Commission of the Commonwealth of Puerto Rico for intrastate service. Puerto Rico Wireless began providing alternative access service in September 1997.

      Information about the Company's operations in its two business segments for the years ended May 31, 1998, 1997 and 1996 is as follows:

   Year Ended May 31,                               1998      1997      1996
   ------------------                             --------  --------  --------
   Gross revenues:
     Domestic Wireless........................... $182,944  $145,120  $112,197
     Puerto Rico Wireless........................   54,557     5,903       --
                                                  --------  --------  --------
                                                  $237,501  $151,023  $112,197
                                                  ========  ========  ========
   Operating income (loss):
     Domestic Wireless........................... $  6,710  $(11,311) $(18,615)
     Puerto Rico Wireless........................  (20,011)  (14,746)     (494)
                                                  --------  --------  --------
                                                  $(13,301) $(26,057) $(19,109)
                                                  ========  ========  ========
   Net loss:
     Domestic Wireless........................... $ (1,188) $(16,081) $(15,585)
     Puerto Rico Wireless........................  (30,759)  (17,214)   (1,046)
                                                  --------  --------  --------
                                                  $(31,947) $(33,295) $(16,631)
                                                  ========  ========  ========
   Assets, at end of period:
     Domestic Wireless........................... $718,231  $764,495  $710,222
     Puerto Rico Wireless........................  221,504   150,455    75,590
     Eliminations................................  (92,318)  (70,100)      --
                                                  --------  --------  --------
                                                  $847,417  $844,850  $785,812
                                                  ========  ========  ========
   Depreciation and amortization:
     Domestic Wireless........................... $ 81,402  $ 77,392  $ 70,910
     Puerto Rico Wireless........................   32,792     6,328        79
                                                  --------  --------  --------
                                                  $114,194  $ 83,720  $ 70,989
                                                  ========  ========  ========
   Capital expenditures:
     Domestic Wireless........................... $ 38,996  $ 38,921  $ 22,604
     Puerto Rico Wireless........................   90,304    50,069    15,478
                                                  --------  --------  --------
                                                  $129,300  $ 88,990  $ 38,082
                                                  ========  ========  ========

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)
Note 14--Continued

                   CONSOLIDATING BALANCE SHEET FINANCIAL DATA
                                  MAY 31, 1998

                             Centennial
                              Cellular
                            Corp. before
                           Consolidation
                           of Puerto Rico Puerto Rico Eliminations Consolidated
                           -------------- ----------- ------------ ------------
Assets
Current assets:
  Cash and cash
   equivalents...........     $  6,503     $  8,117     $    --      $ 14,620
  Accounts receivable--
   net...................       29,653        7,525          --        37,178
  Inventory--Phones and
   Accessories...........        5,657        1,647          --         7,304
  Prepaid expenses and
   other current assets..          295          253          --           548
                              --------     --------     --------     --------
    Total current
     assets..............       42,108       17,542          --        59,650
Property, plant &
 equipment--net..........      128,969      134,692          --       263,661
Investment in Puerto
 Rico, at cost...........       90,100          --       (90,100)         --
Equity investments in
 wireless telephone
 systems--net............       87,634          --           --        87,634
Debt issuance costs--
 net.....................        5,502        3,036          --         8,538
Cellular telephone
 licenses--net...........      235,508          --           --       235,508
Personal communications
 services licenses--net..          --        60,435          --        60,435
Goodwill--net............      124,533          --           --       124,533
Other assets--net........        3,877        5,799       (2,218)       7,458
                              --------     --------     --------     --------
                              $718,231     $221,504     $(92,318)    $847,417
                              ========     ========     ========     ========
Liabilities and
 Stockholders' Equity
Current liabilities:
  Accounts payable.......     $  5,460     $  4,345     $    --      $  9,805
  Accrued expenses and
   other current
   liabilities...........       40,691       23,754          --        64,445
  Payable to affiliate...          250          185          --           435
                              --------     --------     --------     --------
    Total current
     liabilities.........       46,401       28,284          --        74,685
Long-term debt...........      360,000      150,000          --       510,000
Deferred liability.......        2,200        2,218       (2,218)       2,200
Deferred income taxes....       26,584          --           --        26,584
Convertible redeemable
 preferred stock.........      186,287          --           --       186,287
Second series convertible
 redeemable preferred
 stock...................        7,252          --           --         7,252
Common stockholders'
 equity:
Common stock, par value
 $.01 per share:
    Class A..............          167          --           --           167
    Class B..............          105          --           --           105
  Additional paid-in
   capital...............      358,018       90,100      (90,100)     358,018
  Other..................      (33,643)         --           --       (33,643)
  Accumulated deficit....     (235,140)     (49,098)         --      (284,238)
                              --------     --------     --------     --------
    Total common
     stockholders'
     equity..............       89,507       41,002      (90,100)      40,409
                              --------     --------     --------     --------
                              $718,231     $221,504     $(92,318)    $847,417
                              ========     ========     ========     ========

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

Note 14--Continued

              CONSOLIDATING STATEMENT OF OPERATIONS FINANCIAL DATA
                            YEAR ENDED MAY 31, 1998

                             Centennial
                              Cellular
                            Corp. before
                           Consolidation
                           of Puerto Rico Puerto Rico Eliminations Consolidated
                           -------------- ----------- ------------ ------------
Revenue..................     $182,944     $ 54,557       $--        $237,501
                              --------     --------       ----       --------
Costs and expenses:
  Cost of equipment
   sold..................       15,623          806        --          16,429
  Cost of services.......       24,226       14,163        --          38,389
  Selling, general &
   administrative........       54,983       26,807        --          81,790
  Depreciation and
   amortization..........       81,402       32,792        --         114,194
                              --------     --------       ----       --------
                               176,234       74,568        --         250,802
                              --------     --------       ----       --------
Operating income (loss)..        6,710      (20,011)       --         (13,301)
                              --------     --------       ----       --------
Income from equity
 investments.............       13,069          --         --          13,069
Gain on sale of assets...            5          --         --               5
Interest expense.........       34,407       10,748        --          45,155
                              --------     --------       ----       --------
Loss before income tax
 benefit and minority
 interest................      (14,623)     (30,759)       --         (45,382)
Income tax benefit.......       13,597          --         --          13,597
                              --------     --------       ----       --------
Loss before minority
 interest................       (1,026)     (30,759)       --         (31,785)
Minority interest in
 income of subsidiaries..         (162)         --         --            (162)
                              --------     --------       ----       --------
Net loss.................     $ (1,188)    $(30,759)      $--        $(31,947)
                              ========     ========       ====       ========

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

                    Years Ended May 31, 1998, 1997 and 1996
            (Amounts in thousands, except subscriber and share data)

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                              Three Months Ended
                                 ---------------------------------------------
                                 August 31, November 30, February 29, May 31,
                                    1995        1995         1996       1996
                                 ---------- ------------ ------------ --------
Revenues........................  $26,922     $27,713      $27,938    $ 29,624
Operating loss..................   (4,704)     (4,822)      (6,571)     (3,012)
Net (loss) income...............   (3,418)     (7,349)      (8,807)      2,943
Net loss per common share.......     (.25)       (.40)        (.45)       (.03)
                                              Three Months Ended
                                 ---------------------------------------------
                                 August 31, November 30, February 28, May 31,
                                    1996        1996         1997       1997
                                 ---------- ------------ ------------ --------
Revenues........................  $32,365     $35,359      $39,174    $ 44,125
Operating loss..................   (3,399)     (4,712)      (8,046)     (9,900)
Net loss........................   (6,107)     (6,121)      (9,486)    (11,581)
Net loss per common share.......     (.36)       (.38)        (.50)       (.58)
                                              Three Months Ended
                                 ---------------------------------------------
                                 August 31, November 30, February 28, May 31,
                                    1997        1997         1998       1998
                                 ---------- ------------ ------------ --------
Revenues........................  $52,853     $59,134      $59,179    $ 66,335
Operating income (loss).........   (2,128)     (5,374)      (8,359)      2,560
Net loss........................   (6,786)     (9,626)      (9,670)     (5,865)
Net loss per common share.......     (.41)       (.52)        (.54)       (.39)

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Centennial Cellular Corp.
New Canaan, Connecticut

      We have audited the consolidated financial statements of Centennial Cellular Corp. and subsidiaries (the "Company") as of May 31, 1998 and 1997 for each of the three years in the period ended May 31, 1998, and have issued our report thereon dated July 17, 1998; such report is included elsewhere in this Form 10-K. Our audits also included the financial statement schedules listed in
Item 14. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

Stamford, Connecticut
July 17, 1998

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT CONDENSED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                             (Amounts in thousands)

                                                Year Ended May 31,
                                           -------------------------------
                                             1998       1997       1996
                                           ---------  ---------  ---------
REVENUES:
  Service revenue......................... $ 177,999  $ 140,674  $ 105,461
  Equipment sales.........................     3,504      2,643      2,649
  Interest income.........................     1,441      1,803      4,087
                                           ---------  ---------  ---------
                                             182,944    145,120    112,197
                                           ---------  ---------  ---------
COSTS AND EXPENSES:
  Cost of services........................    24,226     19,061     15,291
  Cost of equipment sold..................    15,623     15,441     10,838
  Selling, general and administrative.....    54,983     44,537     33,757
  Depreciation and amortization...........    81,402     77,392     70,910
                                           ---------  ---------  ---------
                                             176,234    156,431    130,796
                                           ---------  ---------  ---------
OPERATING INCOME (LOSS)...................     6,710    (11,311)   (18,599)
INTEREST EXPENSE..........................    34,407     30,911     27,334
GAIN ON SALE OF ASSETS....................         5      3,819      8,310
INCOME (LOSS) FROM EQUITY INVESTMENTS.....   (17,690)    (2,034)     9,411
                                           ---------  ---------  ---------
  LOSS BEFORE INCOME TAX BENEFIT AND
   MINORITY INTEREST......................   (45,382)   (40,437)   (28,212)
INCOME TAX BENEFIT........................   (13,597)    (7,295)   (11,596)
                                           ---------  ---------  ---------
  LOSS BEFORE MINORITY INTEREST...........   (31,785)   (33,142)   (16,616)
MINORITY INTEREST IN INCOME OF SUBSIDIAR-
 IES......................................      (162)      (153)       (15)
                                           ---------  ---------  ---------
NET LOSS..................................   (31,947)   (33,295)   (16,631)
ACCUMULATED DEFICIT, BEGINNING OF YEAR....  (252,291)  (218,996)  (202,365)
                                           ---------  ---------  ---------  ---
ACCUMULATED DEFICIT, END OF YEAR.......... $(284,238) $(252,291) $(218,996)
                                           =========  =========  =========


                  See notes to condensed financial information

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                       CONDENSED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                     Year Ended May 31,
                                                ------------------------------
                                                  1998       1997       1996
                                                ---------  ---------  --------
OPERATING ACTIVITIES:
Cash Received from Subscribers and others.....  $ 214,995  $ 169,242  $130,196
Cash Paid to suppliers, employees and govern-
 mental agencies..............................   (131,484)  (103,255)  (73,460)
Interest Paid.................................    (33,372)   (29,068)  (31,668)
                                                ---------  ---------  --------
NET CASH PROVIDED BY OPERATING ACTIVITIES.....     50,139     36,919    25,068
                                                ---------  ---------  --------
INVESTING ACTIVITIES:
Proceeds from Sale of equipment...............         45      5,200       --
Capital expenditures..........................    (38,996)   (38,921)  (23,594)
Acquisition of other assets...................       (176)      (489)   (1,643)
Acquisition/exchange of wireless telephone
 systems......................................        --     (34,908)      396
Acquisition of personal communications service
 license......................................        --      60,006   (44,813)
Cash advances to subsidiary...................    (22,218)   (54,507)  (15,327)
Distributions received from equity invest-
 ments........................................     10,109      6,863     6,870
Capital contributed to equity investments.....       (787)    (2,877)   (1,463)
                                                ---------  ---------  --------
NET CASH (USED IN) INVESTING ACTIVITIES.......    (52,023)   (59,633)  (79,574)
                                                ---------  ---------  --------
FINANCING ACTIVITIES:
Proceeds from long-term debt..................     10,000     45,000       --
Principal payments on long-term debt..........     (5,000)   (40,000)      --
Debt issuance costs paid......................       (143)      (648)     (304)
Proceeds from Issuance of Class A Common
 Stock........................................        863        132       456
Proceeds from shareholder note receivable.....      3,000        --        --
Treasury stock purchases......................    (28,813)       --        --
Dividends paid on preferred stock.............    (12,338)    (8,226)      --
                                                ---------  ---------  --------
NET CASH PROVIDED BY (USED IN) FINANCING AC-
 TIVITIES.....................................    (32,431)    (3,742)      152
                                                ---------  ---------  --------
NET (DECREASE) IN CASH AND CASH EQUIVALENTS...    (34,315)   (26,456)  (54,354)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR..     40,818     67,274   121,628
                                                ---------  ---------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR........  $   6,503  $  40,818  $ 67,274
                                                =========  =========  ========


                  See notes to condensed financial information

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                       CONDENSED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                     Year Ended May 31,
                                                 ----------------------------
                                                   1998      1997      1996
                                                 --------  --------  --------
Reconciliation of net loss to net cash provided
 by operating activities:
Net loss........................................ $(31,947) $(33,295) $(16,631)
                                                 --------  --------  --------
Adjustments to reconcile net loss to net cash
 provided by operating activities:
Depreciation and amortization...................   81,402    77,392    70,910
Minority interest in income of subsidiaries.....      162       153        15
Deferred income tax-decrease....................  (17,393)  (10,623)  (13,000)
Equity in undistributed earnings of investee
 companies......................................   17,690     2,034    (9,411)
Gain on sale of assets..........................       (5)   (3,819)   (4,176)
Other...........................................    2,604     1,800    (4,131)
Change in assets and liabilities net of effects
 of acquired/exchanged wireless telephone
 systems:
  Accounts receivable--(increase)...............   (2,939)   (2,158)   (4,689)
  Prepaid expense and other current assets--
   (increase)...................................   (1,723)   (2,103)     (411)
  Accounts payable and accrued expenses--
   increase (decrease)..........................     (173)    4,855     4,605
  Customer deposits and prepayments--increase...    2,461     2,683     1,987
                                                 --------  --------  --------
Total adjustments...............................   82,086    70,214    41,699
                                                 --------  --------  --------
Net Cash Provided by Operating Activities....... $ 50,139  $ 36,919  $ 25,068
                                                 ========  ========  ========


                  See notes to condensed financial information

                   CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            CONDENSED BALANCE SHEETS
                             (Amounts in thousands)

                                                            May 31,    May 31,
                                                             1998       1997
                                                           ---------  ---------
ASSETS
Cash and cash equivalents................................. $   6,503  $  40,819
Accounts receivable.......................................    29,653     28,753
Inventory--phones and accessories.........................     5,657      4,010
Prepaid expenses and other current assets.................       295        216
                                                           ---------  ---------
  TOTAL CURRENT ASSETS....................................    42,108     73,798
PROPERTY PLANT AND EQUIPMENT -net.........................   128,969    102,230
INVESTMENT IN PUERTO RICO.................................    41,002     51,761
EQUITY INVESTMENT IN WIRELESS SYSTEMS -net................    87,634     94,153
DEBT ISSUANCE COSTS.......................................     5,502      6,986
CELLULAR TELEPHONE LICENSES...............................   235,508    285,202
PERSONAL COMMUNICATIONS SERVICE LICENSE...................       --         --
GOODWILL..................................................   124,533    130,065
OTHER ASSETS..............................................     1,659      1,961
DUE FROM SUBSIDIARY.......................................     2,218      7,321
                                                           ---------  ---------
  TOTAL ASSETS............................................ $ 669,133  $ 753,477
                                                           =========  =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable........................................ $   5,460  $   1,692
  Accrued Interest Payable................................     2,450      2,880
  Other Accrued expenses..................................    28,114     25,922
  Customers' deposits and prepayments.....................    10,127      7,665
  Payable to affiliate....................................       250        399
                                                           ---------  ---------
    TOTAL CURRENT LIABILITIES.............................    46,401     38,558
LONG-TERM DEBT............................................   360,000    355,000
DEFERRED LIABILITY........................................     2,200      2,200
DEFERRED INCOME TAXES.....................................    26,584     43,977
PREFERRED STOCK:
  Convertible redeemable preferred stock..................   186,287    186,287
  Second series convertible redeemable preferred stock....     7,252      7,252
COMMON STOCKHOLDERS' EQUITY:
  Common stock............................................       272        270
  Additional paid-in capital..............................   358,018    377,025
  Accumulated deficit.....................................  (284,238)  (252,291)
                                                           ---------  ---------
                                                              74,052    125,004
  Less: Cost of Common shares in treasury.................   (30,614)    (1,801)
    Shareholder note receivable...........................       --      (3,000)
    Deferred Compensation.................................    (3,029)       --
                                                           ---------  ---------
  TOTAL COMMON STOCKHOLDERS' EQUITY.......................    40,409    120,203
                                                           ---------  ---------
    TOTAL................................................. $ 669,133  $ 753,477
                                                           =========  =========

                  See notes to condensed financial information

                  CENTENNIAL CELLULAR CORP. AND SUBSIDIARIES

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                   NOTES TO CONDENSED FINANCIAL INFORMATION
                            (Amounts in thousands)

1. BASIS OF PRESENTATION

      The attached condensed financial information of Registrant represents the financial statements of Centennial Cellular Corp. and subsidiaries exclusive of Puerto Rico Wireless. Within this condensed financial information, the Registrant's investment in Puerto Rico Wireless has been accounted for using the equity method. Within the Company's consolidated financial statements, however, the financial statements of Puerto Rico Wireless have been consolidated for financial reporting purposes. The inclusion of the attached condensed financial information of Registrant is required due to certain restrictions placed on the net assets of Puerto Rico Wireless under the Puerto Rico Credit Facility (See note 8 to Consolidated Financial Statements).

2. PERSONAL COMMUNICATIONS SERVICE LICENSE ("PCS")

      On October 29, 1996 the Federal Communications Commission granted consent to the assignment of the PCS license acquired in March 1995 from the Registrant to Puerto Rico Wireless. On December 13, 1996, the Registrant contributed to Puerto Rico Wireless the PCS license and certain PCS property and equipment as follows:

      Property, plant and equipment.................................... $     3
      PCS license......................................................  62,605
                                                                        -------
      Total assets contributed......................................... $62,608
                                                                        =======

3. LONG-TERM DEBT

      See Note 8 to the consolidated financial statements for details of long-term debt.

4. RECLASSIFICATIONS

      Certain prior year balances have been reclassified to conform with the current year presentation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     Dealer Prospectus Delivery Obligation

      Until      , 1999, all dealers that effect transactions in these
securities, whether or not participating in this Exchange Offer, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus or the accompanying Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or Centennial Cellular Operating. Neither this Prospectus nor the accompanying Letter of Transmittal or both together constitute an offer to sell or a solicitation of an offer to buy any security other than the New Notes offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. Neither the delivery of this Prospectus or the accompanying Letter of Transmittal or both together, nor any sale made hereunder shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof.


                       [LOGO] Centennial Cellular Corp.


                           Centennial Cellular Corp.

                     Centennial Cellular Operating Co. LLC

                            Offer to Exchange Their
             10 3/4% Senior Subordinated Notes due 2008, Series B,
                      for Any and All of Their Outstanding
              10 3/4% Senior Subordinated Notes due 2008, Series A

                               ----------------

                                   PROSPECTUS

                               ----------------

                                       , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

      Section 145 of the General Corporation Law of the State of Delaware ("DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

      In accordance with Section 145 of the DGCL, Centennial Cellular Corp. ("Centennial") has adopted a by-law that provides that, to the fullest extent permitted by DGCL, Centennial shall indemnify any person serving as a director or officer of Centennial and every such director or officer serving at the request of Centennial as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for expenses incurred in the defense of, or in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Under Section 145 of the DGCL and Centennial's by-laws, such indemnification shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      Section 18-108 of the Delaware Limited Liability Company Act (the "LLC Act") empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. In accordance with such section, the limited liability company agreement of Centennial Cellular Operating Co. LLC ("Centennial Cellular Operating") provides that, to the fullest extent permitted by the LLC Act, Centennial Cellular Operating shall indemnify a member, any affiliate of a member, any officers, directors, shareholders, partners, employees, representatives or agents of a member, or their respective affiliates, or any employee or agent of Centennial Cellular Operating or its affiliates (each, a "Covered Person") for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of Centennial Cellular Operating and in a manner reasonably believed to be within such Covered Person's scope of authority.

      Each of Centennial and Centennial Cellular Operating has purchased and maintains insurance to protect persons entitled to indemnification pursuant to its by-laws or limited liability company agreement (as the case may be), the DGCL or the LLC Act against expenses, judgments, fines and amounts paid in settlement, to the fullest extent permitted by the DGCL or the LLC Act (as the case may be).

Item 21. Exhibits and Financial Statement Schedules

 Exhibit
 Number                            Description                             Page
 -------                           -----------                             ----
  3.1    Amended and Restated Certificate of Incorporation of Centennial
         Cellular Corp.*................................................

  3.2    Amended and Restated By-Laws of Centennial Cellular Corp.*.....

  3.3    Certificate of Formation of Centennial Cellular Operating Co.
         LLC............................................................

  3.4    Limited Liability Company Agreement of Centennial Cellular
         Operating Co. LLC..............................................

  4.1    Indenture dated as of December 14, 1998 between Centennial
         Cellular Operating Co. LLC and Centennial Finance Corp. and The
         Chase Manhattan Bank, as trustee, relating to the 10 3/4%
         Senior Subordinated Notes due 2008*............................

  4.2    Assumption Agreement and Supplemental Indenture, dated as of
         January 7, 1999, to the Indenture dated as of December 14,
         1998*..........................................................

  4.3    Form of 10 3/4% Senior Subordinated Note due 2008, Series B of
         the registrant (included in Exhibit 4.1).......................

  4.4    Registration Rights Agreement, dated as of December 14, 1998, among Centennial Cellular Operating Co. LLC, Centennial Finance
         Corp. and Merrill Lynch, Pierce, Fenner & Smith Incorporated,
         NationsBanc Montgomery Securities LLC, Morgan Stanley & Co.
         Incorporated and Chase Securities Inc., as initial
         purchasers*....................................................

  4.5    Pledge and Escrow Agreement, dated as of December 14, 1998, from Centennial Cellular Operating Co. LLC and Centennial
         Finance Corp., as Pledgors, to The Chase Manhattan Bank, as
         Trustee*.......................................................

  5.1    Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol as to
         the legality of the securities being registered**..............

 10.1    Purchase Agreement, dated December 9, 1998, among Centennial
         Cellular Operating Co. LLC, Centennial Finance Corp., and
         Merrill Lynch, Pierce, Fenner & Smith Incorporated, NationsBanc
         Montgomery Securities LLC, Morgan Stanley & Co. Incorporated
         and Chase Securities Inc., as initial purchasers, relating to the issuance and sale of $370,000,000 aggregate principal
         amount of the registrants' 10 3/4% Senior Subordinated Notes due 2008, Series A.............................................

 10.2    Credit Agreement dated as of January 7, 1999 among Centennial
         Cellular Operating Co. LLC, as Borrowe; Centennial Wireless PCS
         Operations Corp., as PR Borrower; Centennial Cellular Corp., as
         a Guarantor; the other Guarantors party thereto; each of the lenders named therein; Merrill Lynch & Co., Merrill Lynch,
         Pierce, Fenner & Smith Incorporated, as lead arranging agent;
         Nationsbank, N.A., as co-arranger and administrative agent; The
         Chase Manhattan Bank, as co-arranger and co-documentation
         agent; The Bank of Nova Scotia, as co-documentation agent;
         Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith
         Incorporated, as syndication agent; and Morgan Stanley Senior
         Funding, Inc., as senior managing agent*.......................

 10.3    Employment Agreement dated as of January 7, 1999 between
         Centennial Cellular Corp. and Michael Small*...................

 10.4    Employment Agreement dated as of January 7, 1999 between
         Centennial Cellular Corp. and Rudy J. Graf*....................

 12.1    Statements re Computation of Ratios**..........................

 21.1    Subsidiaries of Centennial Cellular Corp.***...................


 Exhibit
 Number                            Description                            Page
 -------                           -----------                            ----
 23.1    Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol
         (included in their opinion filed as Exhibit 5.1)**.............

 23.2    Consent of Deloitte & Touche LLP...............................

 24.1    Power of Attorney of the members of the Board of Directors of the registrant (included in the signature pages)...............

 25.1    Statement on Form T-1 of Eligibility of Trustee**..............

 27.1    Financial Data Schedule**......................................

 99.1    Form of Letter of Transmittal..................................

 99.2    Form of Notice of Guaranteed Delivery..........................

 99.3    Stockholders Agreement dated as of January 7, 1999 among CCW
         Acquisition Corp. and the Purchasers named in Schedules I, II,
         III and IV thereto.............................................

--------
  * Filed as an Exhibit to the Current Report on Form 8-K of Centennial Cellular Corp. filed with the Commission on January 22, 1999.
 ** To be filed by amendment.
*** Filed as an Exhibit to the Annual Report on Form 10-K of Centennial
    Cellular Corp. filed with the Commission on August 20, 1998.

Item 22. Undertakings

      Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, each of the registrants has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Neptune, state of New Jersey, on March 5, 1999.

                                          Centennial Cellular Corp.

                                                  /s/ Michael J. Small
                                          _____________________________________
                                                     Michael J. Small,
                                                Chief Executive Officer and
                                                          Director

                                          Centennial Cellular Operating Co.
                                          LLC

                                          By: Centennial Cellular Corp., its
                                          sole member

                                                  /s/ Michael J. Small
                                          _____________________________________
                                                     Michael J. Small,
                                                Chief Executive Officer and
                                                          Director

      The undersigned directors and officers of each of Centennial Cellular Corp. and Centennial Cellular Operating Co. LLC, hereby appoint Michael J. Small and Thomas E. McInerney, or either of them individually, as attorney-in-fact for the undersigned, with full power of substitution for, and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-4 and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ Michael J. Small            Chief Executive Officer       March 5, 1999
______________________________________  and Director (Principal
           Michael J. Small             Executive Officer)

       /s/ Peter W. Chehayl            Vice President, Treasurer     March 5, 1999
______________________________________  and Chief Financial
           Peter W. Chehayl             Officer (Principal
                                        Financial and Accounting
                                        Officer)

         /s/ Rudy J. Graf              President and Chief           March 5, 1999
______________________________________  Operating Officer,
             Rudy J. Graf               Director

     /s/ Thomas E. McInerney           Director                      March 5, 1999
______________________________________
         Thomas E. McInerney

       /s/ Anthony J. de Nicola        Director                      March 5, 1999
______________________________________
         Anthony J. de Nicola

        /s/ Rudolph E. Rupert          Director                      March 5, 1999
______________________________________
          Rudolph E. Rupert

                                       Director                      March 5, 1999
______________________________________
           Mark T. Gallogly

      /s/ Lawrence H. Guffey           Director                      March 5, 1999
______________________________________
          Lawrence H. Guffey